Document File Name: PUTNAM PREMIER INCOME TRUST POS EX


       As filed with the Securities and Exchange Commission on
                            March 10, 2005
                     Registration No. 333-119287
          (Investment Company Act Registration No. 811-05452)
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                U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                             FORM N-14
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        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

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                               ----
                   Pre-Effective Amendment No.  / /
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                               ----
                   Post-Effective Amendment No.1 /X/

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                 (Check appropriate box or boxes)
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                    PUTNAM PREMIER INCOME TRUST
         (Exact Name of Registrant as Specified in Charter)

        One Post Office Square, Boston, Massachusetts 02109
           (Address of Principal Executive Offices)
                           617-292-1000
                 (Area Code and Telephone Number)

                         ---------------
                  BETH S. MAZOR, Vice President
                   PUTNAM PREMIER INCOME TRUST
                     One Post Office Square
                  Boston, Massachusetts 02109
            (Name and address of Agent for Service)
                         ---------------

                           Copy to:
                   JOHN W. GERSTMAYR, Esquire
                        ROPES & GRAY LLP
                     One International Place
                  Boston, Massachusetts 02110
                         ---------------

It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (d) of Rule 462 under the Securities Act of 1933, as amended. This amendment to the registration statement on Form N-14 of Putnam Premier Income Trust, filed with the Commission on September 27, 2004 (Registration No. 333-119287) (the "Registration Statement"), is being filed to add Exhibit 12 to the Registration Statement. No other information contained in the Registration Statement is amended, deleted, or superseded hereby.

Important information for shareholders of

PUTNAM MASTER INCOME TRUST AND

PUTNAM PREMIER INCOME TRUST

The document you hold in your hands contains a combined prospectus/proxy statement and proxy card. A proxy card is, in essence, a ballot. When you complete and sign your proxy card, the Trustees of your fund will vote on your behalf exactly as you have indicated. If you simply sign the proxy card, it will be voted in accordance with the Trustees' recommendations on page 12. The Trustees recommend that shareholders vote in favor of the proposal described in this document and listed on your proxy card.

Please take a few moments and decide how you want to vote. When shareholders don't return their proxies in sufficient numbers, follow-up solicitations are required, which may cost your fund money.

You can vote by returning your proxy card in the envelope provided. Or you can call our toll-free number, or go to the Web. See your proxy card for the phone number and Web address. If you have any questions, please call 1-877-519-9667 or call your financial advisor.

PUTNAM INVESTMENTS
[SCALE LOGO OMITTED]

Table of contents

A Message from the Chairman                     1
Notice of a Joint Meeting of Shareholders       5
Combined Prospectus/Proxy Statement             8

PROXY CARD(S) ENCLOSED

If you have any questions, please call 1-877-519-9667 or call your financial advisor.




A Message from the Chairman

[PHOTO OF JOHN A. HILL OMITTED]

Dear Shareholder of Putnam Master Income Trust:

I am writing to you to ask for your vote on an important matter that affects your investment in Putnam Master Income Trust ("Master Income Trust"). While you are, of course, welcome to join us at the meeting, most shareholders cast their vote by filling out and signing the enclosed proxy card, by calling or by voting via the Internet.

We are asking for your vote on the following matter:

Approving a proposed merger of Master Income Trust into Putnam Premier Income Trust ("Premier Income Trust"). In this merger, the shares of Master Income Trust would, in effect, be exchanged on a tax-free basis for shares of Premier Income Trust with an equal total net asset value.

The proposed merger is not intended to change significantly the nature of your investment. The investment objective and policies of Premier Income Trust and your fund are similar. Both are closed-end funds that seek to provide high current income, and both allocate their investments among three sectors of the fixed-income securities market: a U.S. investment grade sector, a high-yield sector and an international sector.

The proposal is intended to result in a combined fund that is more attractive to investors than either of the two funds separately. Putnam Investment Management, LLC believes that creating a broader shareholder base for the combined fund's shares may attract more interest in the combined fund than is currently the case with either fund, which may result in higher trading levels for the combined fund's shares. However, there can be no guarantee that the proposed merger will have the intended effect.

Your vote is important to us. We appreciate the time and consideration I am sure you will give this important matter. If you have questions about the proposal, please call 1-877-519-9667 or call your financial advisor.

Sincerely yours,

/S/ JOHN A. HILL

John A. Hill, Chairman




A Message from the Chairman

[PHOTO OF JOHN A. HILL OMITTED]

Dear Shareholder of Putnam Premier Income Trust:

I am writing to you to ask for your vote on an important matter that affects your investment in Putnam Premier Income Trust ("Premier Income Trust"). While you are, of course, welcome to join us at the meeting, most shareholders cast their vote by filling out and signing the enclosed proxy card, by calling or by voting via the Internet.

We are asking for your vote on the following matter:

Approving a proposed merger of Putnam Master Income Trust ("Master Income Trust") into Premier Income Trust. In this merger, the shares of Master Income Trust would, in effect, be exchanged on a tax-free basis for shares of Premier Income Trust with an equal total net asset value.

The proposed merger is not intended to change significantly the nature of your investment. The investment objective and policies of Master Income Trust and your fund are similar. Both are closed-end funds that seek to provide high current income, and both allocate their investments among three sectors of the fixed-income securities market: a U.S. investment grade sector, a high-yield sector and an international sector. Although the proposed merger will not materially affect the operation of your fund, we are required by the rules of the New York Stock Exchange to solicit your vote on this matter.

The proposal is intended to result in a combined fund that is more attractive to investors than either of the two funds separately. Putnam Investment Management, LLC believes that creating a broader shareholder base for the combined fund's shares may attract more interest in the combined fund than is currently the case with either fund, which may result in higher trading levels for the combined fund's shares. However, there can be no guarantee that the proposed merger will have the intended effect.

Your vote is important to us. We appreciate the time and consideration I am sure you will give this important matter. If you have questions about the proposal, please call 1-877-519-9667 or call your financial advisor.

Sincerely yours,

/S/ JOHN A. HILL

John A. Hill, Chairman




PUTNAM MASTER INCOME TRUST ("MASTER INCOME TRUST") AND PUTNAM PREMIER INCOME TRUST ("PREMIER INCOME TRUST")

Notice of a Joint Meeting of Shareholders

* This is the formal agenda for the joint meeting of shareholders. It tells you what matter will be voted on and the time and place of the meeting.

To the Shareholders of Master Income Trust:

A Meeting of Shareholders of Master Income Trust will be held on Thursday, January 13, 2005, at 11:00 a.m., Boston time, on the twelfth floor of One Post Office Square, Boston, Massachusetts, to consider the following:

Approving an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Master Income Trust to Premier Income Trust in exchange for the issuance and delivery of shares of beneficial interest of Premier Income Trust and the assumption by Premier Income Trust of all of the liabilities of Master Income Trust, and the distribution of such shares to the shareholders of Master Income Trust in complete liquidation of Master Income Trust. See page 10.



To the Shareholders of Premier Income Trust:

A Meeting of Shareholders of Premier Income Trust will be held on Thursday, January 13, 2005, at 11:00 a.m., Boston time, on the twelfth floor of One Post Office Square, Boston, Massachusetts, to consider the following:

Approving an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Master Income Trust to Premier Income Trust in exchange for the issuance and delivery of shares of beneficial interest of Premier Income Trust and the assumption by Premier Income Trust of all of the liabilities of Master Income Trust, and the distribution of such shares to the shareholders of Master Income Trust in complete liquidation of Master Income Trust. See page 10.

By the Trustees

John A. Hill, Chairman
George Putnam, III, President

Jameson A. Baxter
Charles B. Curtis
Myra R. Drucker
Charles E. Haldeman, Jr.
Ronald J. Jackson
Paul L. Joskow
Elizabeth T. Kennan
John H. Mullin, III
Robert E. Patterson
A.J.C. Smith
W. Thomas Stephens
Richard B. Worley

WE URGE YOU TO MARK, SIGN, DATE AND MAIL THE ENCLOSED PROXY IN THE POSTAGE-PAID ENVELOPE PROVIDED OR RECORD YOUR VOTING INSTRUCTIONS BY TELEPHONE OR VIA THE INTERNET SO THAT YOU WILL BE REPRESENTED AT THE MEETING.

November 15, 2004




Prospectus/Proxy Statement

November 10, 2004

This Prospectus/Proxy Statement relates to the proposed merger of Putnam Master Income Trust ("Master Income Trust") into Putnam Premier Income Trust ("Premier Income Trust"), each located at One Post Office Square, Boston, MA 02109; 1-617-292-1000. As a result of the proposed merger, each shareholder of Master Income Trust would receive a number of full and fractional shares of Premier Income Trust of equal net asset value at the date of the exchange to the total net asset value of the shareholder's Master Income Trust shares.

This Prospectus/Proxy Statement is being mailed on or about November 15, 2004. It explains concisely what you should know before voting on the matter described herein or investing in Premier Income Trust, a closed-end management investment company. Please read this Prospectus/Proxy Statement and keep it for future reference.

A Statement of Additional Information (the "SAI"), dated November 10, 2004, relating to the proposed merger has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus/Proxy Statement. For a free copy of the SAI, please contact us at 1-800-225-1581.

The securities offered by this Prospectus/Proxy Statement have not been approved or disapproved by the SEC, nor has the SEC passed upon the accuracy or adequacy of this Prospectus/Proxy Statement. Any representation to the contrary is a criminal offense.

Shares of Premier Income Trust are not deposits or obligations of, or guaranteed or endorsed by, any financial institution, are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and involve risk, including the possible loss of principal amount invested.

This document will give you the information you need to vote on the proposal. Much of the information is required under rules of the SEC; some of it is technical. If there is anything you don't understand, please call 1-877-519-9667 or call your financial advisor. Like Premier Income Trust, Master Income Trust is in the family of funds managed by Putnam Investment Management, LLC ("Putnam Management"). Premier Income Trust and Master Income Trust are collectively referred to herein as the "funds," and each is referred to individually as a "fund."

The common shares of Premier Income Trust are listed on the New York Stock Exchange (the "NYSE") under the symbol "PPT," and the common shares of Master Income Trust are listed on the NYSE under the symbol "PMT." You may inspect reports, proxy material and other information concerning either Premier Income Trust or Master Income Trust at the NYSE.

Premier Income Trust and Master Income Trust are subject to the informational requirements of the Securities Exchange Act of 1934 and, as a result, file reports and other information with the SEC. You may review and copy information about the funds, including the SAI, at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C.; or at the public reference facilities in its Northeast and Midwest regional offices, at 233 Broadway, New York, NY, and 175 W. Jackson Boulevard, Suite 900, Chicago, IL. You may call the SEC at 1-800-SEC-0330 for information about the operation of the public reference room. You may obtain copies of this information, with payment of a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102. You may also access reports and other information about the funds on the EDGAR Database on the SEC's Internet site at http://www.sec.gov.




I. Synopsis

* The responses to the questions that follow provide an overview of key points typically of concern to shareholders considering a proposed merger between closed-end funds. These responses are qualified in their entirety by the remainder of the Prospectus/Proxy Statement, which contains additional information and further details regarding the proposed merger.

1. What is being proposed?

The Trustees of the funds are recommending that shareholders of each fund approve the merger of Master Income Trust into Premier Income Trust and the related transactions contemplated by the Agreement and Plan of Reorganization among each of the funds and Putnam Management, dated as of November 3, 2004 (the "Agreement"). The Agreement is attached to this Prospectus/Proxy Statement as Appendix A. If approved by shareholders of each fund, all of the assets of Master Income Trust will be transferred to Premier Income Trust in exchange for the issuance and delivery to Master Income Trust of shares of Premier Income Trust (the "Merger Shares") with a net asset value equal to the value of Master Income Trust's assets net of liabilities and for the assumption by Premier Income Trust of all of the liabilities of Master Income Trust. Immediately following the transfer, the Merger Shares received by Master Income Trust will be distributed to its shareholders, pro rata.

2. What will happen to my shares as a result of the proposed merger?

If you are a shareholder of Master Income Trust, your shares will, in effect, be exchanged on a tax-free basis for shares of Premier Income Trust with an equal aggregate net asset value on the date of the merger. It is possible, however, that the market value of such shares may differ. See question 12 below.

If you are a shareholder of Premier Income Trust, your shares of Premier Income Trust will not be directly affected by the merger, but will represent interests in a larger fund pursuing the same investment objective and policies.

3. Why is the merger being proposed at this time?

Putnam Management proposed the merger of Master Income Trust into Premier Income Trust to the funds' Trustees because it believes the proposed merger may result in a combined fund that is more attractive to investors than either of the two funds separately. Putnam Management believes that creating a broader shareholder base for the combined fund's shares may attract more interest in the combined fund than is currently the case with either fund, which may result in higher trading levels for the combined fund's shares. However, there can be no guarantee that the proposed merger will have the intended effect.

In addition, the merger would offer shareholders of both funds the opportunity to invest in a considerably larger fund with similar investment policies and the potential to achieve greater economies of scale and a lower expense ratio. In addition, the funds are managed by the same investment teams with a common investment process and similar objectives; therefore, the proposed merger would permit the funds' investment team to concentrate its efforts and resources more efficiently.

Both funds, launched in the 1980s, are multi-sector income funds. Master Income Trust initially employed a relatively static and evenly balanced allocation among the U.S. government, high-yield and international sectors, while Premier Income Trust generally followed a more flexible approach to allocating assets among those fixed-income sectors. Over time, the U.S. government sleeve of each fund was expanded to include U.S. investment-grade bonds, and the funds adopted identical policies concerning minimum and maximum allocation to each sector. The management of the two funds has converged, and there is now no practical difference in how the funds are managed.

For these reasons, Putnam Management recommended that Master Income Trust, which had assets of $380 million as of July 31, 2004, be combined with Premier Income Trust, which had assets of $993 million as of July 31, 2004. As Premier Income Trust is considerably larger than Master Income Trust, the Trustees believe that it is appropriate for the smaller Master Income Trust to be merged into Premier Income Trust.

                                 ***

The Trustees of the Putnam Funds, who serve as Trustees of each of the funds involved in the proposed merger, have carefully considered Putnam Management's recommendations. Following a review of the anticipated benefits and costs of the proposed merger to the shareholders of each fund, the Trustees of the funds, including all of the independent Trustees who are not affiliated with Putnam Management, unanimously determined that the proposed merger is in the best interests of each fund and recommend that shareholders vote FOR approval of the proposed merger.

4. How do the investment goals, policies and restrictions of the two funds compare?

Investment Goals

The investment goals and strategies of the funds are similar. Premier Income Trust seeks to provide high current income, while Master Income Trust seeks to provide high current income consistent with preservation of capital. The management of the two funds has converged, and there is now no practical difference in how the funds are managed. As of July 31, 2004, Premier Income Trust and Master Income Trust had 39% and 38% of assets in U.S. investment-grade =securities and 41% and 42% of assets in high-yield bonds, respectively, and each fund had 20% of assets in foreign bonds.

Investment Policies

The funds share substantially similar fundamental investment policies, except that Premier Income Trust is a "non-diversified" investment company, meaning that it may invest more of its assets in the securities of fewer companies than Master Income Trust, which is a "diversified" investment company. In particular, Premier Income Trust's diversification policies apply only to 50% of its net assets, while Master Income Trust's diversification policies apply to 75% of its net assets. That said, in recent years, Premier Income Trust has not taken advantage, to a significant extent, of its ability to concentrate its investments among fewer issuers.

The funds share identical non-fundamental investment policies.

5. How do the management fees and other expenses of the two funds compare, and what are they estimated to be following the proposed merger?

The following tables summarize the maximum fees and expenses you may pay when investing in the funds, expenses that each of the funds incurred for its most recent fiscal year as well as the pro forma expenses of Premier Income Trust. As shown below, the merger is expected to result in decreased total expenses for shareholders of each fund. For more information on the management fees paid by the funds, see "Information about the Funds -- Management" below.

Shareholder Transaction Expenses
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                                              Premier          Master
                                           Income Trust      Income Trust
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Maximum sales charge imposed on
purchases (as a percentage of offering price)  None(a)         None(a)
Dividend Reinvestment Plan                     None(b)         None(b)
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Annual Fund Operating Expenses
(Expenses that are deducted from fund assets)
-------------------------------------------------------------------------
                                                                  Premier
                                                             Income Trust
                       Premier              Master             (Pro forma
                    Income Trust         Income Trust           combined)
-------------------------------------------------------------------------
Management Fees        0.70%                0.75%                  0.67%
Other Expenses         0.13%                0.19%                  0.13%*
Total Annual Fund
Operating Expenses     0.83%                0.94%                  0.80%*+
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(a) Shares of either fund purchased on the secondary market are not subject to sales charges but may be subject to brokerage commissions or other charges. The table does not include an underwriting commission paid by shareholders in the initial offering of each fund.

(b) Each participant in a fund's dividend reinvestment plan pays a proportionate share of the brokerage commissions incurred with respect to open market purchases in connection with such plan. With respect to each fund's most recent fiscal year, participants in each fund's dividend reinvestment plan incurred brokerage commissions representing less than $0.01 per share.

  * Does not reflect non-recurring expenses related to the merger. If such expenses had been reflected, pro forma "other expenses" and Total Annual Fund Operating Expenses would have been 0.15% and 0.82%, respectively.

  + Putnam Management estimates that the combined fund will incur lower total annual fund operating expenses during the year following the completion of the merger than the expenses incurred by Premier Income Trust during its most recent fiscal year due largely to a lower effective management fee resulting from breakpoints in Premier Income Trust's investment management contract with Putnam Management.

The tables are provided to help you understand the expenses of investing in the funds and your share of the operating expenses that each fund incurs and that Putnam Management expects the combined fund to incur in the first year following the merger. The expenses shown in the table do not reflect the application of credits related to expense offset arrangements that reduce certain fund expenses.

Examples

These examples translate the "Total Annual Fund Operating Expenses" shown in the preceding table into dollar amounts. By doing this, you can more easily compare the cost of investing in the funds. The examples make certain assumptions. They assume that you invest $1,000 in a fund for the time periods shown. They also assume, as required by the SEC, a 5% return on your investment each year and that a fund's operating expenses remain the same. The examples are hypothetical; your actual costs and returns may be higher or lower.

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                                     1 Year   3 Years   5 Years   10 Years
--------------------------------------------------------------------------
Premier Income Trust                   $8       $26       $46       $103
Master Income Trust                   $10       $30       $52       $115
Premier Income Trust
(Pro forma combined)                   $8       $26       $44        $99
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6. How does the investment performance of the funds compare?

As shown in the table below, in recent years, the total returns at NAV of Master Income Trust have approximated those of Premier Income Trust. Each fund's performance at market price may differ from its results at NAV. Although market price performance generally reflects investment results, it may also be influenced by several factors, includ ing changes in investor perceptions of each fund or its investment adviser, market conditions, fluctuations in supply and demand for each fund's shares and changes in each fund's distributions.

TOTAL RETURN FOR PERIODS ENDED 7/31/04
--------------------------------------------------------------------------
                            Premier                  Master
                          Income Trust             Income Trust
--------------------------------------------------------------------------
                                 Market                    Market
                          NAV     Price           NAV       Price
--------------------------------------------------------------------------
1 year                   11.98%    7.18%         12.02%      2.15%
--------------------------------------------------------------------------
5 years                  43.09%   35.73%         41.78%     39.32%
Annual average            7.43%    6.30%          7.23%      6.86%
--------------------------------------------------------------------------
10 years                103.81%   98.27%         99.92%     86.63%
Annual average            7.38%    7.08%          7.17%      6.44%
--------------------------------------------------------------------------
Annual average
(life of fund*)           8.35%    7.14%          8.66%      7.32%
--------------------------------------------------------------------------

* The inception dates of Premier Income Trust and Master Income Trust were 2/29/88 and 12/28/87, respectively.

Performance information does not account for taxes.

COMPARATIVE RETURNS FOR PERIODS ENDED 7/31/04
----------------------------------------------------------------------------
                                                                Lipper
                                                                Flexible
                                        Citigroup               Income
                           Lehman       Non-U.S.    JP Morgan   Funds
               Lehman      Government/  World       Global      (closed-end)
               Government  Credit Bond  Government  High Yield  category
               Bond Index* Index**      Bond Index  Index***    average****
----------------------------------------------------------------------------
1 year          3.86%       4.72%        9.48%      13.83%      10.66%
----------------------------------------------------------------------------
5 years        39.95%      42.86%       33.28%      34.41%      32.29%
Annual average  6.95%       7.40%        5.91%       6.09%       5.57%
----------------------------------------------------------------------------
10 years       97.87%     102.97%       79.41%     112.79%     103.44%
Annual average  7.06%       7.34%        6.02%       7.84%       7.25%
----------------------------------------------------------------------------
Life of Premier
Income Trust
(2/29/88)       7.68%       7.92%        7.07%         --        8.10%
----------------------------------------------------------------------------
Life of Master
Income Trust
(12/28/87)      7.87%       8.13%        6.80%         --        8.45%
----------------------------------------------------------------------------

   * Primary benchmark for Premier Income Trust.

  ** Primary benchmark for Master Income Trust.

 *** Inception date of 12/31/93.

**** Over the 1-, 5- and 10-year periods ended 7/31/04, there were 11 funds in this Lipper category.

     Index and Lipper results should be compared to each fund's performance at NAV.

7. What are the federal income tax consequences of the proposed merger?

For federal income tax purposes, no gain or loss will be recognized by the funds or their shareholders directly as a result of the proposed merger. Certain other tax consequences are discussed below under "Information about the Proposed Merger--Federal Income Tax
Consequences."

8. Will my dividend be affected by the proposed merger?

The merger will not result in a change in dividend policy. Because the funds' earning rates are currently substantially similar, the merger will not result in any immediate material change in current dividend rate. As of July 15, 2004, the current dividend rates for Premier Income Trust and Master Income Trust were 6.62% and 6.20%, respectively, and the estimated dividend rate for shares of Premier Income Trust on a pro forma basis, after giving effect to the merger, would have been 6.62%. As of July 15, 2004, the SEC yields for shares of Premier Income Trust and Master Income Trust were 5.20% and 4.96%, respectively. Over the longer term, the level of dividends will depend on market conditions and the ability of Putnam Management to invest the fund's assets, including those received in the merger, in securities meeting Premier Income Trust's investment objectives and policies.

Premier Income Trust will not permit any holder of Master Income Trust shares holding certificates for such shares at the time of the merger to receive cash dividends or other distributions, receive certificates for Merger Shares or pledge Merger Shares until such certificates for Master Income Trust shares have been surrendered, or, in the case of lost certificates, until an adequate surety bond has been posted.

If a shareholder is not, for the reason above, permitted to receive cash dividends or other distributions on Merger Shares, Premier Income Trust will pay all such dividends and distributions in additional shares, notwithstanding any election the shareholder may have made previously to receive dividends and distributions on Master Income Trust shares in cash.

9. Do the procedures for purchasing and selling shares of the two funds differ?

No. The procedures for purchasing and selling shares of each fund are identical. As closed-end funds, the funds are not required to redeem outstanding shares, and do not continuously offer shares. The funds' shares currently may be bought and sold at prevailing market prices on the NYSE. Premier Income Trust will apply to list the Merger Shares on the NYSE. It is a condition to the closing of the merger that the Merger Shares be approved for listing.

10. How will I be notified of the outcome of the vote?

If the proposed merger is approved and you are a shareholder of Master Income Trust, you will receive a confirmation after the reorganization is completed, indicating your new account number, the number of shares you are receiving and the procedures for surrendering your certificates, if you have any. Otherwise, you will be notified in the next annual report of your fund.

11. Will the number of shares I own change?

If you are a shareholder of Master Income Trust, the number of shares you own will change, but the total net asset value of the shares of Premier Income Trust you receive will equal the total net asset value of the shares of Master Income Trust that you hold at the time of the merger. If you are a shareholder of Premier Income Trust, the number of Premier Income Trust shares you own will not change. Even though the net asset value per share of each fund is different, the total net asset value of a shareholder's holdings will not change as a result of the merger. Of course, the Merger Shares may trade on the NYSE at a discount from net asset value, which might be greater or less than the trading discount of Master Income Trust shares at the time of the merger.

12. Will the market value of my investment change?

Shares of each fund will continue to be traded on the NYSE (in the case of Master Income Trust, until the time of the merger), and may at times trade at a market price greater or less than net asset value. In recent years, shares of both funds have traded at a discount to net asset value. Depending on market conditions immediately prior to the exchange, shares of Premier Income Trust may trade at a larger or smaller discount to net asset value than shares of Master Income Trust. This could result in the Merger Shares having a market value that is greater or less than the market value the Master Income Trust shares currently have.

13. Why is the vote of Premier Income Trust's shareholders being solicited?

Although Premier Income Trust will continue its legal existence and operations as before, we are required by the rules of the NYSE to solicit the vote of Premier Income Trust's shareholders in this matter.

14. What percentage of shareholders' votes is required to approve the merger?

Approval of the merger will require the "yes" vote of the holders of:

* a majority of the outstanding shares of Premier Income Trust voted, if holders of more than 50% of such shares vote, and

* a majority of the outstanding shares of Master Income Trust.

The Trustees believe that the proposed merger is in the best interests of each fund's shareholders. Accordingly, the Trustees unanimously recommend that shareholders vote FOR approval of the proposed merger.

II. Risk Factors

* What are the risks of Premier Income Trust, and how do they compare with those of Master Income Trust?

The risks of an investment in Premier Income Trust (the "fund" as used in the following discussion of main risks) are generally similar to the risks of an investment in Master Income Trust, except that, because Premier Income Trust is "non-diversified," it may invest more of its assets in a smaller number of issuers, which may increase the vulnerability of the fund to factors affecting those issuers. However, the fund has not taken advantage of this flexibility to a significant extent in recent years. Because there is currently no practical difference in how the funds are managed, the funds generally share the same risks.

The main risks that could adversely affect the value of the fund's shares and the total return on your investment include:

* The risk that the issuers of the fund's fixed-income investments will not make timely payments of interest and principal. Because the fund invests significantly in junk bonds, it is subject to heightened credit risk. Investors should carefully consider the risks associated with an investment in the fund.

* The risk that movements in financial markets will adversely affect the value of the fund's investments. This risk includes interest rate risk, which means that the prices of the fund's investments are likely to fall if interest rates rise. Interest rate risk is generally higher for investments with longer maturities.

* The risk that, compared to other debt, mortgage-backed investments may increase in value less when interest rates decline, and decline in value more when interest rates rise.

* The risks of investing outside the United States, such as currency fluctuations, economic or financial instability, lack of timely or reliable financial information or unfavorable political or legal developments. These risks are increased for investments in emerging markets.

* The risk that the fund's shares may trade at a discount to net asset value. Although the market price of the fund's shares generally reflects investment results, it may also be influenced by several factors, including changes in investor perceptions of the fund or its investment adviser, market conditions, fluctuations in supply and demand for the fund's shares and changes in fund distributions. As a result, the fund cannot predict whether its shares will trade at, below or above net asset value.

* What are the main investment strategies and related risks of Premier Income Trust, and how do they compare with those of Master Income Trust?

Because the funds share similar goals and policies, the risks described below for an investment in Premier Income Trust are virtually identical to the risks of an investment in Master Income Trust, except as noted above with respect to diversification. (However, Premier Income Trust has not taken advantage of its non-diversified status to a significant extent in recent years. Because there is currently no practical difference in how the funds are managed, the funds generally share the same risks.)

Any investment carries with it some level of risk that generally reflects its potential for reward. Putnam Management pursues the fund's goal by investing mainly in bonds from multiple sectors, including the U.S. investment-grade sector, the high-yield sector and the international sector. Putnam Management will not invest less than 15% of the fund's net assets in U.S. government securities. Putnam Management will consider, among other things, credit, interest rate and prepayment risks as well as general market conditions when deciding whether to buy or sell investments. A description of the risks associated with the fund's main investment strategies follows:

Interest rate risk. The values of bonds and other debt usually rise and fall in response to changes in interest rates. Declining interest rates generally increase the values of existing debt instruments, and rising interest rates generally decrease the values of existing debt instruments. Changes in a debt instrument's value usually will not affect the amount of interest income paid to the fund, but will affect the value of the fund's shares. Interest rate risk is generally greater for investments with longer maturities.

Some investments give the issuer the option to call, or redeem, them before their maturity date. If an issuer calls or redeems an investment during a time of declining interest rates, Putnam Management might have to reinvest the proceeds in an investment offering a lower yield, and therefore the fund might not benefit from any increase in value as a result of declining interest rates.

"Premium investments" offer coupon rates higher than prevailing market rates. However, they involve a greater risk of loss, because their values tend to decline over time.

Credit risk. Investors normally expect to be compensated in proportion to the risk they are assuming. Thus, debt of issuers with poor credit prospects usually offers higher yields than debt of issuers with more secure credit. Higher-rated investments generally offer lower credit risk.

Putnam Management may invest up to 70% of the fund's total assets in higher-yield, higher-risk debt investments that are rated below BBB or its equivalent at the time of purchase by each nationally recognized securities rating agency rating such investments, or are unrated investments that Putnam Management believes are of comparable quality. Putnam Management may invest up to 5% of the fund's total assets in debt investments rated below CCC or its equivalent, at the time of the purchase, by each agency rating such investments, including investments in the lowest rating category of the rating agency, and unrated investments that Putnam Management believes are of comparable quality. Putnam Management will not necessarily sell an investment if its rating is reduced after it buys it.

Investments rated below BBB or its equivalent are known as "junk bonds." This rating reflects a greater possibility that the issuers may be unable to make timely payments of interest and principal and thus default. If this happens, or is perceived as likely to happen, the values of those investments will usually be more volatile and are likely to fall. A default or expected default could also make it difficult for us to sell the investments at prices approximating the values we had previously placed on them. Lower-rated debt usually has a more limited market than higher-rated debt, which may at times make it difficult for us to buy or sell certain debt instruments or to establish their fair value. Credit risk is generally greater for zero coupon bonds and other investments that are issued at less than their face value and that are required to make interest payments only at maturity rather than at intervals during the life of the investment.

Credit ratings are based largely on the issuer's historical financial condition and the rating agencies' investment analysis at the time of rating. The rating assigned to any particular investment does not necessarily reflect the issuer's current financial condition, and does not reflect an assessment of an investment's volatility or liquidity. Although Putnam Management considers credit ratings in making investment decisions, it performs its own investment analysis and does not rely on ratings assigned by the rating agencies. The fund depends more on Putnam Management's ability in buying lower-rated debt than it does in buying investment-grade debt. The fund may have to participate in legal proceedings involving the issuer. This could increase the fund's operating expenses and decrease its net asset value.

Although investment-grade investments generally have lower credit risk, they may share some of the risks of lower-rated investments. U.S. government investments generally have the least credit risk, but are not completely free of credit risk. While some investments, such as U.S. Treasury obligations and Ginnie Mae certificates, are backed by the full faith and credit of the U.S. government, others are backed only by the credit of the issuer. Mortgage-backed securities may be subject to the risk that underlying borrowers will be unable to meet their obligations.

Prepayment risk. Traditional debt investments typically pay a fixed rate of interest until maturity, when the entire principal amount is due. By contrast, payments on mortgage-backed investments typically include both interest and partial payment of principal. Principal may also be prepaid voluntarily, or as a result of refinancing or foreclosure. The fund may have to invest the proceeds from prepaid investments in other investments with less attractive terms and yields. Compared to debt that cannot be prepaid, mortgage-backed investments are less likely to increase in value during periods of declining interest rates and have a higher risk of decline in value during periods of rising interest rates. They may increase the volatility of a fund. Some mortgage-backed investments receive only the interest portion or the principal portion of payments on the underlying mortgages. The yields and values of these investments are extremely sensitive to changes in interest rates and in the rate of principal payments on the underlying mortgages. The market for these investments may be volatile and limited, which may make them difficult to buy or sell.

Foreign investments. The fund considers a foreign company to be one that is domiciled outside the U.S. or has its principal operations located outside of the U.S. Foreign investments involve certain special risks, including:

* Unfavorable changes in currency exchange rates: Foreign investments are typically issued and traded in foreign currencies. As a result, their values may be affected by changes in exchange rates between foreign currencies and the U.S. dollar.

* Political and economic developments: Foreign investments may be subject to the risks of seizure by a foreign government, imposition of restrictions on the exchange or export of foreign currency and tax increases.

* Unreliable or untimely information: There may be less information publicly available about a foreign company than about most U.S.
  companies, and foreign companies are usually not subject to accounting, auditing and financial reporting standards and practices as stringent as those in the United States.

* Limited legal recourse: Legal remedies for investors may be more limited than the remedies available in the United States.

* Limited markets: Certain foreign investments may be less liquid (harder to buy and sell) and more volatile than most U.S. investments, which means Putnam Management may at times be unable to sell these foreign investments at desirable prices. For the same reason, Putnam Management may at times find it difficult to value the fund's foreign investments.

* Trading practices: Brokerage commissions and other fees are generally higher for foreign investments than for U.S. investments. The procedures and rules governing foreign transactions and custody may also involve delays in payment, delivery or recovery of money or investments.

* Sovereign issuers: The willingness and ability of sovereign issuers to pay principal and interest on government securities depends on various economic factors, including the issuer's balance of payments, overall debt level and cash flow from tax or other revenues.

* Lower yield: Foreign withholding taxes may reduce the proceeds from dividends or interest on, or the sale of, foreign investments.

The risks of foreign investments are typically increased in less developed countries, which are sometimes referred to as emerging markets. For example, political and economic structures in these countries may be changing rapidly, which can cause instability. These countries are also more likely to experience high levels of inflation, deflation or currency devaluation, which could hurt their economies and securities markets. For these and other reasons, investments in emerging markets are often considered speculative.

Certain of these risks may also apply to some extent to U.S.-traded investments that are denominated in foreign currencies, investments in U.S. companies that are traded in foreign markets or investments in U.S. companies that have significant foreign operations. Special U.S. tax considerations may apply to the fund's foreign investments.

Derivatives. Putnam Management may engage in a variety of transactions involving derivatives, such as futures, options and swap contracts. Derivatives are financial instruments whose value depends upon, or is derived from, the value of something else, such as one or more underlying investments, pools of investments, indexes or currencies. Putnam Management may use derivatives both for hedging and non-hedging purposes. For example, Putnam Management may use derivatives to increase or decrease the fund's exposure to long- or short-term interest rates (in the United States or abroad). However, Putnam Management may also choose not to use derivatives, based on our evaluation of market conditions or the availability of suitable derivatives. Investments in derivatives may be applied toward meeting a requirement to invest in a particular kind of investment if the derivatives have economic characteristics similar to that investment.

Derivatives involve special risks and may result in losses. The successful use of derivatives depends on Putnam Management's ability to manage these sophisticated instruments. The prices of derivatives may move in unexpected ways due to the use of leverage or other factors, especially in unusual market conditions, and may result in increased volatility. The use of derivatives may also increase the amount of taxes payable by shareholders.

Other risks arise from our potential inability to terminate or sell derivatives positions. A liquid secondary market may not always exist for the fund's derivatives positions at any time. In fact, many over-the-counter instruments (investments not traded on an exchange) will not be liquid.

Over-the-counter instruments also involve the risk that the other party to the derivative transaction will not meet its obligations. For further information about the risks of derivatives, see the SAI.

Anti-takeover provisions. The fund's agreement and declaration of trust, as amended, includes provisions that could limit the ability of other persons or entities to acquire control of the fund or to cause it to engage in certain transactions or to modify its structure. Such provisions may have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices or inhibiting the fund's conversion to open-end status.

Possible conversion to open-end status. Under the fund's agreement and declaration of trust, as amended, because the fund's shares have traded on the NYSE at an average discount of more than 10%, determined as of the end of the last trading day in each week during the period of twelve calendar weeks preceding August 1, 2004, the Trustees are required to submit to the next annual meeting of the fund's shareholders, which is currently expected to take place in July 2005, a proposal to convert the fund from a "closed-end company" to an "open-end company," as defined in the Investment Company Act of 1940, as amended (the "1940 Act"). If the fund's shareholders were to approve this proposal, the fund's management team may, upon conversion, be forced to maintain a portion of the fund's portfolio in cash due to cash flows from sales and redemptions of fund shares. In addition, a conversion to open-end status may result in a lower yield because of increased fund expenses. Because Master Income Trust's shares also have traded on the NYSE at an average discount of more than 10%, determined as of the end of the last trading day in each week during the period of twelve calendar weeks preceding November 1, 2004, if the proposed merger does not take place, the Trustees are required to submit to the next annual meeting of Master Income Trust's shareholders, which is currently expected to take place in October 2005, a proposal to convert Master Income Trust from a closed-end company to an open-end company.

Market price of shares. Shares of closed-end investment companies often trade at a discount to their net asset values, and the fund's shares may likewise trade at a discount, although it is possible that they may trade at a premium above net asset value. Net asset value will be reduced immediately following the merger as a result of merger-related expenses. Although the market price of the fund's shares generally reflects investment results, it may also be influenced by several factors, including changes in investor perceptions of the fund or its investment adviser, market conditions, fluctuations in supply and demand for the fund's shares and changes in fund distributions. As a result, the fund cannot predict whether its shares will trade at, below or above net asset value.

Other investments. In addition to the main investment strategies described above, the fund may make other types of investments, such as investments in repurchase agreements and forward commitments, which may be subject to other risks, as described in the SAI.

Alternative strategies. Under normal market conditions, Putnam Management keeps the fund's portfolio fully invested, with minimal cash holdings. However, at times Putnam Management may judge that market conditions make pursuing the fund's usual investment strategies inconsistent with the best interests of the fund's shareholders. Putnam Management then may temporarily use alternative strategies that are mainly designed to limit losses. However, Putnam Management may choose not to use these strategies for a variety of reasons, even in very volatile market conditions. These strategies may cause the fund to miss out on investment opportunities, and may prevent the fund from achieving its goal.

Changes in policies. The fund's Trustees may change the fund's goal, investment strategies and other policies without shareholder approval, except as otherwise indicated.

An investment in Premier Income Trust may not be appropriate for all investors, and there is no assurance that Premier Income Trust will achieve its investment objective. Premier Income Trust is designed primarily as a long-term investment and not as a trading vehicle.

III. Information about the Proposed Merger

General. The shareholders of each fund are being asked to approve a merger between Master Income Trust and Premier Income Trust pursuant to the Agreement, which is attached to this Prospectus/Proxy Statement as Appendix A. Although the term "merger" is used for ease of reference, the transaction is structured as a transfer of all of the assets of Master Income Trust to Premier Income Trust in exchange for the assumption by Premier Income Trust of all of the liabilities of Master Income Trust and for the issuance and delivery to Master Income Trust of shares of Premier Income Trust equal in aggregate value to the net value of the assets transferred to Premier Income Trust.

After receipt of the Merger Shares, Master Income Trust will distribute the Merger Shares to its shareholders, in proportion to their existing shareholdings, in complete liquidation of Master Income Trust, and the legal existence of Master Income Trust as a separate business trust under Massachusetts law will be terminated. Each shareholder of Master Income Trust will receive a number of full and fractional Merger Shares equal in value at the date of the exchange to the aggregate net asset value of the shareholder's Master Income Trust shares.

Prior to the date of the transfer (the "Exchange Date"), Master Income Trust will declare a dividend that will have the effect of distributing to shareholders all of its remaining investment company income (computed without regard to the deduction for dividends paid) and net realized capital gains, if any, through the Exchange Date.

The Trustees have voted unanimously to approve the proposed merger and to recommend that shareholders also approve the merger. The actions contemplated by the Agreement and the related matters described therein will be consummated only if approved by the affirmative vote of the holders of a majority of the outstanding shares of Premier Income Trust voted, if holders of more than 50% of such shares vote, and a majority of the outstanding shares of Master Income Trust.

The Agreement provides that the investment restrictions of Master Income Trust will be temporarily amended to the extent necessary to effect the transactions contemplated by the Agreement.

In the event that the merger does not receive the required approvals, each fund will continue to be managed as a separate fund in accordance with its current investment objective and policies, and the Trustees may consider such alternatives as may be in the best interests of each fund's respective shareholders.

Trustees' Considerations Relating to the Proposed Merger. The Trustees of the Putnam Funds, who serve as Trustees of each of the funds involved in the proposed merger, have carefully considered the anticipated benefits and costs of the proposed merger from the perspective of each fund. The Contract Committee of the Trustees of the Putnam Funds, which consists solely of Trustees who are not "interested persons" of the funds as defined in the Investment Company Act of 1940 (the "independent Trustees"), reviewed the terms of the proposed merger. The Contract Committee and the Trustees were assisted in this process by independent legal counsel for both the funds and the independent Trustees. Following the conclusion of this process, the Trustees, including all of the independent Trustees, determined that the proposed merger of Master Income Trust into Premier Income Trust would be in the best interests of each fund and its shareholders, and that the interests of existing shareholders of each fund would not be diluted by the proposed merger. The Trustees unanimously approved the proposed merger and recommended its approval by shareholders of each fund.

In evaluating the proposed merger, the Trustees first considered the underlying investment rationale articulated by Putnam Management. The Trustees noted the similarity of the funds' investment objectives, policies and restrictions. The Trustees also considered the historical investment performance of each fund and its current distribution rate, as well as the expected savings in annual fund operating expenses for shareholders of the combined fund, based on Putnam Management's unaudited estimates of the funds' expense ratios as of July 31, 2004 and the expected pro forma expense ratio based on combined assets of the funds as of the same date, as shown in the table below:

-------------------------------------------------------
                                         Total Expenses
-------------------------------------------------------
Premier Income Trust                              0.83%
Master Income Trust                               0.94%
Premier Income Trust Pro Forma Combined           0.80%
-------------------------------------------------------

The Trustees also considered the tax effects of the proposed merger. In particular, using data as of July 31, 2004, they reviewed the historical and pro forma tax attributes of the funds and examined the effect of a hypothetical merger occurring as of that date on certain tax losses of the funds (see "Federal Income Tax Consequences" below). The Trustees noted that since the funds had similar gain/loss positions at that time, there was no significant prospect that one fund's shareholders would have been placed at a disadvantage, for example, due to the spreading of their losses (which are a potential tax benefit) among a larger group of shareholders. The Trustees also noted that, at that time, since Master Income Trust did not have significant capital losses, the impact of the loss limitation rules governing the use of pre-merger losses by the combined fund was expected to be minimal. The effect of this limitation on the proposed merger, however, will depend on the amount of losses in each fund at the time of the merger.

The Trustees took into account the expected costs of the proposed merger, including proxy solicitation costs, fees associated with registering the sale of Premier Income Trust's shares to be issued in the proposed merger, accounting fees and legal fees. The Trustees weighed these costs (and the estimated portfolio transaction expenses described below) against the quantifiable expected benefits of the proposed merger and considered Putnam Management's agreement to bear these costs to the extent they exceed certain limits established by the Trustees and set forth in the Agreement. Accordingly, the funds are expected to bear these costs in the following amounts:

----------------------------------------------------------------
Premier Income Trust     $157,343 (0.02% of July 31, 2004 assets)
Master Income Trust      $164,551 (0.04% of July 31, 2004 assets)
----------------------------------------------------------------

The Trustees also took into account a number of factors, including: (1) a comparison of the investment objectives and policies of the funds; (2) the classification and performance rating of each fund by independent research firms such as Morningstar, Inc. and Lipper Inc.; (3) the performance history of each fund; (4) the performance history of each fund as compared to its benchmark indexes; (5) the volatility of each fund's portfolio relative to the market; (6) the composition of each fund's management team; (7) the net assets, average duration and average credit quality of each fund; (8) the current dividend rates and SEC yield for each fund; and (9) the terms of the Agreement.

Agreement and Plan of Reorganization. The proposed merger will be governed by the Agreement, a copy of which is attached as Appendix A. The Agreement provides that Premier Income Trust will acquire all of the assets of Master Income Trust in exchange for the assumption by Premier Income Trust of all of the liabilities of Master Income Trust and for the issuance of and delivery to Master Income Trust of Merger Shares equal in value to the value of the transferred assets net of assumed liabilities. The shares will be issued on the next full business day (the "Exchange Date") following the time as of which the funds' shares are valued for determining net asset value for the merger (4:00 p.m., Boston time, on January 21, 2005, or such other date as may be agreed upon by the parties (the "Valuation Time")). The following discussion of the Agreement is qualified in its entirety by the full text of the Agreement.

Master Income Trust will sell all of its assets to Premier Income Trust, and in exchange, Premier Income Trust will assume all of the liabilities of Master Income Trust and deliver to Master Income Trust a number of full and fractional Merger Shares having an aggregate net asset value equal to the value of assets of Master Income Trust, less the value of the liabilities of Master Income Trust assumed by Premier Income Trust. The Agreement provides that the investment restrictions of Master Income Trust will be temporarily amended to the extent necessary to effect the transactions contemplated by the Agreement.

Immediately following the Exchange Date, Master Income Trust will distribute pro rata to its shareholders of record, as of the close of business on the Exchange Date, the full and fractional Merger Shares received by Master Income Trust. As a result of the proposed merger, each shareholder of Master Income Trust will receive a number of Merger Shares equal in aggregate value at the Exchange Date to the net asset value of Master Income Trust shares held by the shareholder. This distribution will be accomplished by the establishment of accounts on the share records of Premier Income Trust in the name of such shareholders, each account representing the respective number of full and fractional Merger Shares due such shareholder. New certificates for Merger Shares will be issued only upon written request. If you hold certificates for shares of Master Income Trust, you will not, following the merger, be able to receive any dividends or transfer your Premier Income Trust shares until you have delivered your Master Income Trust share certificates to Putnam Fiduciary Trust Company.

The consummation of the merger is subject to the conditions set forth in the Agreement. The Agreement may be terminated and the merger abandoned at any time, before or after approval by the shareholders, prior to the Exchange Date, by mutual consent of Premier Income Trust and Master Income Trust or, if any condition set forth in the Agreement has not been fulfilled and has not been waived by the party entitled to its benefits, by such party.

If shareholders of each fund approve the proposed merger, Master Income Trust will liquidate such of its portfolio securities as Premier Income Trust shall indicate it does not wish to acquire. The Agreement provides that the liquidation will be substantially completed prior to the Exchange Date, unless otherwise agreed upon by Master Income Trust and Premier Income Trust. Master Income Trust shareholders will bear the portfolio trading costs associated with this liquidation to the extent that it is completed prior to the Exchange Date. There can be no assurance that such liquidation will be accomplished prior to the Exchange Date. To the extent the liquidation is not accomplished prior to the Exchange Date, the costs of the liquidation will be borne by the shareholders of the combined fund, including current shareholders of Premier Income Trust. Putnam Management does not expect that Premier Income Trust will require Master Income Trust to make any significant dispositions of securities in connection with the proposed merger.

Except for the trading costs associated with the liquidation described above, the fees and expenses for the merger and related transactions are estimated to be $427,892, of which $321,894 is expected to be paid by the funds and the balance will be paid by Putnam Management. These fees and expenses, including legal and accounting expenses, portfolio transfer taxes (if any) or other similar expenses incurred in connection with the consummation of the proposed merger and related transactions contemplated by the Agreement, will be allocated ratably between the two funds in proportion to their net assets as of the Valuation Time, except that the costs of proxy materials and proxy solicitations for each fund will be borne by that fund. However, to the extent that any payment by either fund of such fees or expenses would result in the disqualification of Premier Income Trust or Master Income Trust as a "regulated investment company" within the meaning of Section 851 of the Internal Revenue Code of 1986, as amended (the "Code"), such fees and expenses will be paid directly by the party incurring them.

Description of the Merger Shares. The Merger Shares, which are shares of Premier Income Trust, will be issued to Master Income Trust's shareholders in accordance with the procedures under the Agreement as described above. The Merger Shares are fully paid and nonassessable when issued and will have no preemptive or conversion rights. The Merger Shares will be transferable without restriction.

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of Premier Income Trust. However, Premier Income Trust's agreement and declaration of trust, as amended, disclaims shareholder liability for acts or obligations of Premier Income Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by Premier Income Trust or its Trustees. The agreement and declaration of trust, as amended, provides for indemnification out of fund property for all loss and expense of any shareholder held personally liable for the obligations of Premier Income Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which Premier Income Trust would be unable to meet its obligations. The likelihood of such circumstances is remote. The shareholders of Master Income Trust are currently subject to this same risk of shareholder liability.

Federal Income Tax Consequences. As a condition to each fund's obligation to consummate the reorganization, each fund will receive a tax opinion from Ropes & Gray LLP, counsel to the funds (which opinion would be based on certain factual representations and certain customary assumptions), to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes:

   (i) the acquisition by Premier Income Trust of substantially all of the assets of Master Income Trust solely in exchange for Merger Shares and the assumption by Premier Income Trust of liabilities of Master Income Trust followed by the distribution by Master Income Trust to its shareholders of Merger Shares in complete liquidation of Master Income Trust, all pursuant to the Agreement, constitutes a reorganization within the meaning of Section 368(a) of the Code, and Master Income Trust and Premier Income Trust will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

  (ii) under Section 361 of the Code, no gain or loss will be recognized by Premier Income Trust or Master Income Trust upon the transfer of Master Income Trust's assets to and the assumption of Master Income Trust's liabilities by Premier Income Trust or upon the distribution of the Merger Shares to Master Income Trust's shareholders in liquidation of Master Income Trust;

 (iii) under Section 354 of the Code, no gain or loss will be recognized by shareholders of Master Income Trust on the exchange of their shares of Master Income Trust for Merger Shares;

  (iv) under Section 358 of the Code, the aggregate tax basis of the Merger Shares received by Master Income Trust's shareholders will be the same as the aggregate tax basis of Master Income Trust shares exchanged therefor;

   (v) under Section 1223(1) of the Code, the holding periods of the Merger Shares received by the shareholders of Master Income Trust will include the holding periods of Master Income Trust shares exchanged therefor, provided that at the time of the reorganization Master Income Trust shares are held by such shareholders as a capital asset;

  (vi) under Section 1032 of the Code, no gain or loss will be recognized by Premier Income Trust upon the receipt of assets of Master Income Trust in exchange for Merger Shares and the assumption by Premier Income Trust of the liabilities of Master Income Trust;

 (vii) under Section 362(b) of the Code, the tax basis in the hands of Premier Income Trust of the assets of Master Income Trust transferred to Premier Income Trust will be the same as the tax basis of such assets in the hands of Master Income Trust immediately prior to the transfer;

(viii) under Section 1223(2) of the Code, the holding periods of the assets of Master Income Trust in the hands of Premier Income Trust will include the periods during which such assets were held by Master Income Trust; and

  (ix) Premier Income Trust will succeed to and take into account the items of Master Income Trust described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and regulations thereunder.

Ropes & Gray LLP will express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

Premier Income Trust will file the tax opinion with the SEC shortly after the completion of the proposed merger. This description of the federal income tax consequences of the proposed merger is made without regard to the particular facts and circumstances of any shareholder. Shareholders are urged to consult their own tax advisors as to the specific consequences to them of the proposed merger, including the applicability and effect of state, local and other tax laws.

Premier Income Trust's ability to carry forward the pre-merger losses of Master Income Trust will be limited as a result of the merger. The effect of this limitation, however, will depend on the amount of losses in each fund at the time of the merger. For example, if the merger were to have occurred on July 31, 2004, approximately 12% of Master Income Trust's losses would have been unavailable post-merger due to the tax law's loss limitation rules. Premier Income Trust's losses, however, would have been available to mitigate the effect of this limitation. In addition, there would have been no spreading of losses as a result of the merger due to the similarity between the funds with respect to each fund's losses relative to its net assets (22% and 23%, respectively). As a result, although Master Income Trust's losses would have been limited due to the tax law's limitation rules, the net effect to shareholders of Master Income Trust would have been minimal because the amount of losses limited would have been small and Premier Income Trust, which was significantly larger than Master Income Trust at that time, had a similar percentage of losses, so the spreading of Master Income Trust's tax attributes over the combined asset base of the two funds would also have had little effect.

Capitalization. The following table shows the capitalization of the funds as of July 31, 2004, and on a pro forma combined basis, giving effect to the proposed acquisition of assets at net asset value as of that date:

---------------------------------------------------------------------
(Unaudited)
                                                           Premier
                                    Premier    Master      Income Trust
                                    Income     Income      Pro Forma
                                    Trust      Trust       Combined
---------------------------------------------------------------------
Net assets (000's omitted)          $992,676   $380,022    $1,372,376*
Shares outstanding (000's omitted)   141,199     53,330       195,233**
Net asset value per share              $7.03      $7.13         $7.03
---------------------------------------------------------------------

 * Pro forma combined net assets reflect estimated proxy, legal, accounting and SEC registration merger-related costs of $157,343 for Premier Income Trust and $164,551 for Master Income Trust.

** Reflects the issuance of an estimated 54,033,849 shares of Premier
   Income Trust in a tax-free exchange for the net assets of Master Income
   Trust.

Unaudited pro forma combining financial statements of the funds as of July 31, 2004, and for the twelve-month period then ended, are included in the SAI. Because the Agreement provides that Premier Income Trust will be the surviving fund following the proposed merger and because Premier Income Trust's investment objective and policies will remain unchanged, the pro forma combining financial statements reflect the transfer of the assets and liabilities of Master Income Trust to Premier Income Trust as contemplated by the Agreement.

The Trustees, including the independent Trustees, unanimously recommend approval of the proposed merger.

IV. Information about the Funds

Premier Income Trust and Master Income Trust are both Massachusetts business trusts and are both closed-end management companies. Master Income Trust is a diversified company while Premier Income Trust is a non-diversified company (although in recent years Premier Income Trust has not taken advantage, to a significant extent, of its ability to concentrate its investments among fewer issuers). Premier Income Trust was organized on January 14, 1988, and Master Income Trust was organized on September 30, 1987.

Financial Highlights. The financial highlights tables are intended to help you understand the funds' recent financial performance. Certain information reflects financial results for a single fund share. The total returns represent the rate that an investor would have earned or lost on an investment in the relevant fund, assuming reinvestment of all dividends and distributions. This information has been derived from the funds' financial statements, which, for the last five fiscal years (excluding the unaudited information for Master Income Trust for the six months ended April 30, 2004), have been audited by KPMG LLP. Its reports and the funds' financial statements are included in each fund's annual report to shareholders, which is available upon request.


FINANCIAL HIGHLIGHTS

PUTNAM PREMIER INCOME TRUST
(For a common share outstanding throughout the period)
                                                                Year ended July 31
---------------------------------------------------------------------------------------------------------------------------------
Per-share
operating performance  2004     2003       2002      2001        2000        1999        1998       1997         1996       1995
--------------------------------------------------------------------------------------------------------------------------------
Net asset value,
beginning of period   $6.75     $6.22     $6.68     $7.19       $7.62       $8.71       $8.88       $8.53       $8.46      $8.29
--------------------------------------------------------------------------------------------------------------------------------
Investment operations:
--------------------------------------------------------------------------------------------------------------------------------
Net investment
income (a)              .44(e)    .51       .55       .61         .63         .64         .74         .65         .64        .68
--------------------------------------------------------------------------------------------------------------------------------
Net realized and
unrealized
gain (loss) on
investments             .31       .54      (.47)     (.50)       (.39)       (.99)       (.18)        .38         .09        .17
--------------------------------------------------------------------------------------------------------------------------------
Total from
investment
operations              .75      1.05       .08       .11         .24        (.35)        .56        1.03         .73        .85
--------------------------------------------------------------------------------------------------------------------------------
Less distributions:
--------------------------------------------------------------------------------------------------------------------------------
From net investment
income                 (.47)     (.52)     (.53)     (.51)       (.67)       (.62)       (.66)       (.68)       (.66)      (.58)
--------------------------------------------------------------------------------------------------------------------------------
From net realized gain   --        --        --        --          --        (.12)       (.07)         --          --         --
--------------------------------------------------------------------------------------------------------------------------------
From return of capital   --        --      (.01)     (.11)         --          --          --          --          --       (.10)
--------------------------------------------------------------------------------------------------------------------------------
Total distributions    (.47)     (.52)     (.54)     (.62)       (.67)       (.74)       (.73)       (.68)       (.66)      (.68)
--------------------------------------------------------------------------------------------------------------------------------
Net asset value, end
of period             $7.03     $6.75     $6.22     $6.68       $7.19       $7.62       $8.71       $8.88       $8.53      $8.46
--------------------------------------------------------------------------------------------------------------------------------
Market value, end of
period                $6.29     $6.31     $6.03     $6.29       $6.38       $7.19       $8.50       $8.56       $7.38      $7.44
--------------------------------------------------------------------------------------------------------------------------------
Total return at market
value (%)(b)           7.18     13.41      4.44      8.56       (1.51)      (7.24)       8.06       26.24        7.94       6.86
--------------------------------------------------------------------------------------------------------------------------------
Per-share
operating performance  2004      2003      2002      2001        2000        1999        1998        1997        1996       1995
--------------------------------------------------------------------------------------------------------------------------------
Ratios and
supplemental data
--------------------------------------------------------------------------------------------------------------------------------
Net assets, end of
period
(in thousands)     $992,676  $952,730  $877,649  $942,125  $1,013,487  $1,073,980  $1,221,188  $1,245,444  $1,199,854 $1,190,375
--------------------------------------------------------------------------------------------------------------------------------
Ratio of expenses to
average net assets
(%) (c)(d)              .83(e)    .85       .86       .85         .83         .86         .89         .83         .85        .82
--------------------------------------------------------------------------------------------------------------------------------
Ratio of net
investment income
to average net
assets (%) (c)         6.19(e)   7.91      8.39      8.87        8.48        8.05        8.34        7.42        7.43       8.29
--------------------------------------------------------------------------------------------------------------------------------
Portfolio
turnover (%)          78.43     96.21(d) 175.78(d) 231.58      133.80      165.79      209.50      262.01      332.00     196.83
--------------------------------------------------------------------------------------------------------------------------------


(a) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment.

(c) The ratio of expenses to average net assets for the period ended July 31, 1996 and thereafter includes amounts paid through expense offset arrangements. Prior period ratios exclude these amounts.

(d) Portfolio turnover excludes certain treasury note transactions executed in connection with a short-term trading strategy.

(e) Reflects waivers of certain fund expenses during the period. As a result of such waivers, the expenses of the fund for the period ended July 31, 2004 reflect a reduction of less than 0.01% of average net assets.


FINANCIAL HIGHLIGHTS

PUTNAM MASTER INCOME TRUST
(For a common share outstanding throughout the period)
-------------------------------------------------------------------------------------------------------------------------------

                 Six months
                      ended
Per-share          April 30
operating              2004                                  Year ended October 31
performance      (unaudited)    2003      2002       2001      2000      1999      1998      1997      1996      1995      1994
-------------------------------------------------------------------------------------------------------------------------------
Net asset value,
beginning of period   $7.18    $6.37     $6.80      $7.13     $7.72     $8.27     $9.26     $9.33     $9.04     $8.63     $9.62
-------------------------------------------------------------------------------------------------------------------------------
Investment operations:
-------------------------------------------------------------------------------------------------------------------------------
Net investment
income (a)              .22      .50       .55        .61       .66       .64       .71       .66       .68       .68       .74
-------------------------------------------------------------------------------------------------------------------------------
Net realized and
unrealized gain (loss)
on investments          .13      .83      (.40)      (.31)     (.58)     (.48)     (.96)      .13       .30       .42      (.88)
-------------------------------------------------------------------------------------------------------------------------------
Total from investment
operations              .35     1.33       .15        .30       .08       .16      (.25)      .79       .98      1.10      (.14)
-------------------------------------------------------------------------------------------------------------------------------
Less distributions:
-------------------------------------------------------------------------------------------------------------------------------
From net investment
income                 (.37)    (.52)     (.58)      (.58)     (.56)     (.65)     (.65)     (.52)     (.69)     (.64)     (.52)
-------------------------------------------------------------------------------------------------------------------------------
From net realized gain
on investments           --       --        --         --        --        --        --      (.33)       --        --      (.08)
-------------------------------------------------------------------------------------------------------------------------------
From return of capital   --       --        --       (.05)     (.11)     (.06)     (.09)     (.01)       --      (.05)     (.25)
-------------------------------------------------------------------------------------------------------------------------------
Total distributions    (.37)    (.52)     (.58)      (.63)     (.67)     (.71)     (.74)     (.86)     (.69)     (.69)     (.85)
-------------------------------------------------------------------------------------------------------------------------------
Net asset value, end
of period             $7.16    $7.18     $6.37      $6.80     $7.13     $7.72     $8.27     $9.26     $9.33     $9.04     $8.63
-------------------------------------------------------------------------------------------------------------------------------
Market value, end of
period                $6.25    $6.57     $6.15      $6.53     $6.44     $6.63     $8.13     $8.50     $8.38     $8.13     $7.88
-------------------------------------------------------------------------------------------------------------------------------
Total return at market
value (%)(b)           0.41*   15.48      2.71      11.27      7.70    (10.50)     4.15     11.34     12.08     14.16     (1.92)
-------------------------------------------------------------------------------------------------------------------------------
Ratios and supplemental
data
-------------------------------------------------------------------------------------------------------------------------------
Net assets, end of
period (total funds)
(in thousands)     $382,204 $382,818  $339,228   $361,297  $378,800  $410,012  $438,972  $491,652  $495,724  $481,914  $460,760
-------------------------------------------------------------------------------------------------------------------------------
Ratio of expenses to
average net
assets (%) (c)          .47*     .94       .98        .94       .94       .94      1.00       .96       .95      1.02       .95
-------------------------------------------------------------------------------------------------------------------------------
Ratio of net
investment income
to average net
assets (%) (c)         3.03*    7.36      8.22       8.63      8.66      7.93      7.18      7.18      7.43      7.98      7.33
-------------------------------------------------------------------------------------------------------------------------------
Portfolio
turnover (%)          45.20*  118.17(d) 205.33(d)  131.14(d) 147.33    124.21    202.83    246.84    280.38    290.44    201.95
-------------------------------------------------------------------------------------------------------------------------------


  * Not annualized.

(a) Per share net investment income has been determined on the basis of the weighted average number of shares outstanding during the period.

(b) Total return assumes dividend reinvestment.

(c) The ratio of expenses to average net assets for the periods ended October 31, 1995 and thereafter includes amounts paid through expense offset arrangements. Prior period ratios exclude these amounts.

(d) Portfolio turnover excludes certain treasury note transactions executed in connection with a short-term trading strategy.

Investment Restrictions. Each fund has adopted the following investment restrictions which may not be changed without the affirmative vote of a "majority of the outstanding voting securities" of the fund, which is defined in the 1940 Act to mean the affirmative vote of the lesser of
(1) more than 50% of the outstanding shares of the fund, or (2) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares of the fund are represented at the meeting in person or by proxy. Each fund may not:


   (i) Borrow money or issue senior securities (as defined in the 1940 Act), except that the fund may borrow amounts not exceeding 15% of the value (taken at the lower of cost or current value) of its total assets
       (not including the amount borrowed) at the time the borrowing is made for temporary purposes (including repurchasing its shares while effecting an orderly liquidation of portfolio securities) or for emergency purposes.

  (ii) Underwrite securities issued by other persons except to the extent that, in connection with the disposition of its portfolio investments, it may be deemed to be an underwriter under the federal securities laws.

 (iii) Purchase or sell real estate, although it may purchase securities of issuers which deal in real estate, securities which are secured by interests in real estate, and securities representing interests in real estate, and it may acquire and dispose of real estate or interests in real estate acquired through the exercise of its rights as a holder of debt obligations secured by real estate or interests therein.

  (iv) Purchase or sell commodities or commodity contracts, except that the fund may purchase and sell financial futures contracts and options and may enter into foreign exchange contracts and other financial transactions not involving physical commodities.

   (v) Make loans, except by purchase of debt obligations in which the fund may invest consistent with its investment policies (including without limitation debt obligations issued by other Putnam funds), by entering into repurchase agreements or by lending its portfolio securities.

  (vi) With respect to 75% (50% in the case of Premier Income Trust) of its total assets, invest in securities of any issuer if, immediately after such investment, more than 5% of the total assets of the fund (taken at current value) would be invested in the securities of such issuer; provided that this limitation does not apply to obligations issued or guaranteed as to interest or principal by the U.S. Government or its agencies or instrumentalities.

 (vii) With respect to 75% (50% in the case of Premier Income Trust) of its total assets, acquire more than 10% of the outstanding voting securities of any issuer.

(viii) Invest more than 25% of the value of its total assets in any one industry. (Securities of the U.S. Government, its agencies or instrumentalities, or of any foreign government, its agencies or instrumentalities, securities of supranational entities, and securities backed by the credit of a governmental entity are not considered to represent industries.)

The following non-fundamental investment policy may be changed by the Trustees without shareholder approval:

Each fund will not invest in the securities of registered open-end investment companies, except as they may be acquired as part of a merger or consolidation or acquisition of assets or by purchases in the open market involving only customary brokers' commissions.

All percentage limitations on investments will apply at the time of investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment. Except for the fundamental investment restrictions listed above, the other investment policies described in this Prospectus/Proxy Statement are not fundamental and may be changed by approval of the Trustees. As a matter of policy, the Trustees would not materially change the fund's investment objective without shareholder approval.

Management. Each fund's Trustees oversee the general conduct of each fund's business. The funds have the same Trustees. The Trustees have retained Putnam Management to be each fund's investment manager, responsible for making investment decisions for each fund and managing each fund's other affairs and business. Putnam Management's address is One Post Office Square, Boston, MA 02109.

Putnam Management is paid for management and investment advisory services quarterly based on the average net assets of each fund. Each fund pays such fee at the following rates: 0.75% on the first $500 million of average weekly net assets, 0.65% of the next $500 million, 0.60% of the next $500 million and 0.55% of any excess over $1.5 billion of such average net asset value. Premier Income Trust and Master Income Trust pay no separate administrative services fee.

Putnam Management is one of America's oldest and largest money management firms. Putnam Management's staff of experienced portfolio managers and research analysts selects securities and constantly supervises each fund's portfolio. By pooling an investor's money with that of other investors, a greater variety of securities can be purchased than would be the case individually; the resulting diversification helps reduce investment risk. Putnam Management has been managing mutual funds since 1937.

Putnam Management is a subsidiary of Putnam Investment Management
Trust, a Massachusetts business trust owned by Putnam, LLC, which is also the parent company of Putnam Retail Management Limited Partnership, Putnam Advisory Company, LLC (a wholly-owned subsidiary of The Putnam Advisory Company Trust) and Putnam Fiduciary Trust Company. Putnam, LLC, which generally conducts business under the name Putnam Investments, is a wholly-owned subsidiary of Putnam Investments Trust, a holding company that, except for a minority stake owned by employees, is owned by Marsh & McLennan Companies, Inc., a publicly-owned holding company whose principal businesses are international insurance and reinsurance brokerage, employee benefit consulting and investment management.

Putnam Management has retained its affiliate, Putnam Investments Limited ("PIL"), to manage a separate portion of the assets of each fund as determined by Putnam Management from time to time. Subject to the supervision of Putnam Management, PIL is responsible for making investment decisions for the portion of the assets of each fund that it manages.

PIL provides a full range of international investment advisory services to institutional and retail clients.

Putnam Management (and not each fund) pays a quarterly sub-management fee to PIL for its services at the annual rate of 0.40% of the average aggregate net asset value of the portion of the assets of each fund that may be managed by PIL from time to time. PIL's address is Cassini House, 57-59 St James's Street, London, England, SW1A 1LD.

Putnam Management's and PIL's investment professionals are organized into investment management teams, with a particular team dedicated to a specific asset class. The members of the Core Fixed Income Team are responsible for the day-to-day management of each fund. The names of all team members can be found at www.putnaminvestments.com.

The following team members coordinate the team's management of each fund's portfolio. Their experience as investment professionals over the last five years is shown.

                                              Positions Over
Portfolio leader  Since  Employer             Past Five Years
----------------------------------------------------------------------
D. William Kohli  2002   Putnam Management    Director, Core Fixed
                         1994 -- Present      Income Team
----------------------------------------------------------------------
                                              Positions Over
Portfolio member  Since  Employer             Past Five Years
----------------------------------------------------------------------
David L. Waldman  1998   Putnam Management    Director, Fixed Income
                         1997 -- Present      Quantitative Research;
                                              Previously, Senior
                                              Portfolio Manager
----------------------------------------------------------------------

The funds pay all expenses not assumed by Putnam Management, including Trustees' fees, auditing, legal, custodial, investor servicing and shareholder reporting expenses. The funds also reimburse Putnam Management for the compensation and related expenses of certain fund officers and their staff who provide administrative services. The total reimbursement is determined annually by the Trustees.

Putnam Fiduciary Trust Company, One Post Office Square, Boston,
Massachusetts 02109, is the custodian of the funds' securities. Putnam Investor Services, P.O. Box 41203, Providence, Rhode Island 02940-1203, a division of Putnam Fiduciary Trust Company, is the investor servicing, transfer and dividend disbursing agent for the funds.

Regulatory matters and litigation. On April 8, 2004, Putnam Management entered into agreements with the SEC and the Massa chusetts Securities Division representing a final settlement of all charges brought against Putnam Management by those agencies on October 28, 2003 in connection with excessive short-term trading by Putnam employees and, in the case of the charges brought by the Massachusetts Securities Division, by participants in some Putnam-administered 401(k) plans. The settlement with the SEC requires Putnam Management to pay $5 million in disgorgement plus a civil monetary penalty of $50 million and the settlement with the Massachu setts Securities Division requires Putnam Management to pay $5 million in restitution and an administrative fine of $50 million. The settlements also leave intact the process established under an earlier partial settlement with the SEC under which Putnam Management agreed to pay the amount of restitution determined by an independent consultant, which may exceed the disgorgement and restitution amounts specified above, pursuant to a plan to be developed by the independent consultant.

Putnam Management, and not the investors in any Putnam fund, will bear all costs, including restitution, civil penalties and associated legal fees stemming from both of these proceedings. The SEC's and Massachusetts Securities Division's allegations and related matters also serve as the general basis for numerous lawsuits, including purported class action lawsuits filed against Putnam Management and certain related parties, including certain Putnam funds. Putnam Management has agreed to bear any costs incurred by Putnam funds in connection with these lawsuits. Based on currently available information, Putnam Management believes that the likelihood that the pending private lawsuits and purported class action lawsuits will have a material adverse financial impact on the fund is remote, and the pending actions are not likely to materially affect its ability to provide investment management services to its clients, including the Putnam funds.

Review of these matters by counsel for Putnam Management and by separate independent counsel for the Putnam funds and their independent Trustees is continuing.

Description of Fund Shares. The Trustees of each fund have authority to issue an unlimited number of shares of beneficial interest without par value. Except for the Merger Shares to be issued in the merger, neither fund has a present intention of offering additional shares, other than under its dividend reinvestment plan. See "Dividend Reinvestment Plan" below. All other offerings of a fund's shares require approval of the Trustees. Any additional offering would be subject to the requirements of the 1940 Act that such shares may not be sold at a price below the then current net asset value per share, exclusive of underwriting discounts and commissions, except in connection with an offering to existing shareholders or with the consent of the holders of a majority of a fund's outstanding common shares.

The outstanding shares of each fund are, and the Merger Shares, when issued and sold, will be fully paid and non-assessable by the fund. The outstanding shares of each fund have, and the Merger Shares will have, no preemptive, conversion, exchange or redemption rights. Each share of a fund has one vote, with fractional shares voting proportionately, and is freely transferable. Common shares of Premier Income Trust are traded on the NYSE, with an average weekly trading volume for the year ended December 31, 2003 of 1,180,000 shares. Common shares of Master Income Trust also are traded on the NYSE, with an average weekly trading volume for the year ended December 31, 2003 of 465,489 shares.

Set forth below is information about each fund's securities as of July 31, 2004 (except where otherwise noted):

Premier Income Trust
----------------------------------------------------------------------
                       Amount         Amount            Amount
Title of Class       Authorized    Held by Fund      Outstanding
----------------------------------------------------------------------
Common Shares        Unlimited          0           141,198,870
----------------------------------------------------------------------

Master Income Trust
----------------------------------------------------------------------
                       Amount         Amount            Amount
Title of Class       Authorized    Held by Fund      Outstanding
----------------------------------------------------------------------
Common Shares        Unlimited          0             53,329,917
----------------------------------------------------------------------

Repurchase of shares. Because each fund is a closed-end investment company, shareholders of each fund do not, and will not, have the right to redeem their shares. A fund, however, may repurchase its shares from time to time in open-market or private transactions when it can do so at prices below the current net asset value per share and on terms that represent a favorable investment opportunity. The funds currently are authorized to make periodic repurchases of shares in open-market transactions at times when discount levels make such purchases an attractive investment, although neither fund has recently done so or has any current plan to do so.

Shares of the funds trade in the open market at a price which will be a function of several factors. Shares of closed-end investment companies frequently trade at a discount from net asset value, but in some cases trade at a premium. When a fund repurchases its shares at a price below their net asset value, the net asset value of those shares that remain outstanding will be increased, but this does not necessarily mean that the market price of those outstanding shares will be affected either positively or negatively.

Determination of net asset value. The net asset value of each fund's shares are valued as of the close of regular trading on the NYSE each day the exchange is open by dividing the total value of its assets, less liabilities, by the number of its shares outstanding.

Securities for which market quotations are readily available are valued at market values. Short-term investments that have remaining maturities of 60 days or less are valued at amortized cost, which approximates market value. All other securities and assets are valued at their fair value following procedures approved by the Trustees.

Dividend reinvestment plan. Each fund offers a dividend reinvestment plan (each, a "Plan"). If a shareholder has elected to participate in a Plan, all income dividends and capital gains distributions are automatically reinvested in additional shares of a fund. Reinvestment transactions are executed by Investors Bank and Trust Company, 200 Clarendon Street, Boston, MA (617-937-6300) (the "Plan Agent"). If a shareholder is not participating in a Plan, every month the shareholder will receive all dividends and/or capital gains distributions in cash, paid by check and mailed directly to the shareholder. If a shareholder would like to participate in a Plan, the shareholder may instruct Putnam Investor Services (which provides certain administrative and bookkeeping services to a Plan) to enroll the shareholder. The Plan Agent will automatically reinvest subsequent distributions, and Putnam Investor Services will send the shareholder a confirmation in the mail telling the shareholder how many additional shares were issued to the shareholder's account. For both Premier Income Trust and Master Income Trust shareholders, shareholders are automatically enrolled in a Plan and must elect not to participate in a Plan. Holders of Master Income Trust shares who have elected not to participate in Master Income Trust's Plan will, if the merger is approved, be deemed to have elected not to participate in Premier Income Trust's Plan.

Shareholders may contact Putnam Investor Services either in writing, at P.O. Box 41203, Providence, RI 02940-1203, or by telephone at
1-800-225-1581 during normal East Coast business hours.

If the market price of a fund's shares is equal to or exceed their net asset value on the payment date, the shareholder will be issued shares of the fund at a value equal to the higher of the net asset value or 95% of the market price on that date. This discount reflects savings in underwriting and other costs that the fund would otherwise incur. If net asset value exceeds the market price of the shares at the time, or if a fund declares any distribution payable only in cash, the Plan Agent will buy fund shares for participating accounts in the open market. If the market price of fund shares rises to exceed the net asset value before the open-market purchase has been completed, or if the Plan Agent is not able to complete the open-market purchases within a specified time (generally seven days), the Plan Agent will invest the uninvested portion in newly issued shares at a value equal to the greatest of:

* The net asset value of the shares on the date they are issued,

* 95% of the fair market value of shares on the payment date for the distribution, or

* 95% of the fair market value of shares on the date they are issued.

Participants may withdraw from a Plan at any time by notifying Putnam Investor Services, either in writing or by telephone. If a participant withdraws from a Plan (or if a Plan is terminated), the participant will receive certificates for whole shares credited to the participant's account, as well as a cash payment for any fraction of a share credited to the participant's account. There is no penalty for withdrawing from or not participating in a Plan.

Putnam Investor Services maintains all participants' accounts in a Plan on behalf of the Plan Agent and furnishes written confirmation of all transactions, including information needed by participants for tax records. Each participant's shares will be held by Putnam Investor Services in the participant's name, and each participant's proxy will include those shares purchased through a Plan.

There are no brokerage charges applied to shares issued directly by a fund as a result of dividends or capital gains distributions. However, each participant pays a proportionate share of brokerage commissions incurred if the Plan Agent purchases additional shares on the open market, in accordance with a Plan. In each case, the cost of shares purchased for each participant's account will be the average cost (including brokerage commissions) of any shares so purchased, plus the cost of any shares issued by a fund. If a participant instructs the Plan Agent to sell the participant's shares, the participant will incur brokerage commissions for the sale.

Reinvesting dividends and capital gains distributions in shares of a fund does not relieve a participant of tax obligations, which are the same as if the participant had received cash distributions. Putnam Investor Services supplies tax information to the participant and to the IRS annually and complies with all IRS withholding requirements. A fund reserves the right to amend a Plan to include service charges, to make other changes or to terminate a Plan upon 30-days' written notice.

If a shareholder's shares are held in the name of a broker or nominee offering a dividend reinvestment service, the shareholder should consult the shareholder's broker or nominee to ensure that an appropriate election is made on the shareholder's behalf. If the broker or nominee holding the shareholder's shares does not provide a reinvestment service, the shareholder may need to register the shareholder's shares in the shareholder's own name in order to participate in a Plan.

In situations where a bank, broker or nominee holds shares for others, a Plan will be administered according to instructions and information provided by the bank, broker or nominee.

It may be necessary to suspend operation of Master Income Trust's Plan for one or two dividend payments immediately prior to the combination so that all purchase activity under the Plan is settled in advance of the effective date of merger. In that event all shareholders, including those in the Plan, will receive those dividends in cash.

Dividends and distributions. Each fund has a policy to make monthly distributions to shareholders from net investment income.

Net investment income of each fund consists of all interest and other income (excluding capital gains and losses) accrued on portfolio assets, less all expenses of each fund allocable thereto. Income and expenses of each fund are accrued each day.

To permit each fund to maintain a more stable monthly distribution, each fund may from time to time pay out less than the entire amount of available net investment income to shareholders earned in any particular period. Any such amount retained by a fund would be available to stabilize future distributions. As a result, the distributions paid by a fund for any particular period may be more or less than the amount of net investment income actually earned by that fund during such period. For information concerning the tax treatment of distributions to common shareholders, see the discussion under "Taxation" below. Both funds intend, however, to make such distributions as are necessary to maintain qualification as a regulated investment company.

Common shareholders may have their dividend or distribution checks sent to parties other than themselves. A "Dividend Order" form is available from Putnam Investor Services, mailing address: P.O. Box 41203, Providence, Rhode Island 02940-1203. After Putnam Investor Services receives this completed form with all registered owners' signatures guaranteed, the shareholder's distribution checks will be sent to the bank or other person that the shareholder has designated.

For information concerning the tax treatment of such dividends and distributions to shareholders, see the discussion under "Taxation" below.

Declaration of Trust and Bylaws. Each fund's agreement and declaration of trust, as amended, includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the fund, or to cause it to engage in certain transactions or to modify its structure. The affirmative vote of at least two-thirds of the outstanding shares of a fund is required to authorize any of the following actions:

(1) merger or consolidation of the fund,

(2) sale of all or substantially all of the assets of the fund,

(3) conversion of the fund to an open-end investment company, or

(4) amendment of the agreement and declaration of trust, as amended, to reduce the two-thirds vote required to authorize the actions in (1) through (3) above,

unless, with respect to the actions in (1) through (3) above, such action has been authorized by the affirmative vote of two-thirds of the total number of Trustees, in which case the affirmative vote of a majority of the shares entitled to vote is required.

The Trustees have determined that the two-thirds voting requirements described above, which are greater than the minimum requirements under the 1940 Act, are in the best interests of each fund and its shareholders generally. Reference is made to the agreement and declaration of trust, as amended, of each fund, on file with the SEC, for the full text of these provisions.

These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of a fund in a tender offer or similar transaction and may have the effect of inhibiting the fund's conversion to open-end status.

Taxation. The following federal tax discussion is based on the advice of Ropes & Gray LLP, counsel to the funds, and reflects provisions of the Code, existing treasury regulations, rulings published by the Service, and other applicable authority, as of the date of this Prospectus/Proxy Statement.

These authorities are subject to change by legislative or administrative action.

The following discussion is only a summary of some of the important tax considerations generally applicable to investments in Premier Income Trust. For more detailed information regarding tax considerations, see the SAI. There may be other tax considerations applicable to particular investors. In addition, income earned through an investment in Premier Income Trust may be subject to state and local taxes. Because Premier Income Trust will be the surviving fund if the merger is approved, the discussion deals only with the taxation of Premier Income Trust.

Premier Income Trust intends to qualify each year for taxation as a regulated investment company under Subchapter M of the Code. If the fund so qualifies, it will not be subject to federal income tax on income distributed timely to its shareholders in the form of dividends or capital gain distributions.

To satisfy the distribution requirement applicable to regulated investment companies, amounts paid as dividends by Premier Income Trust to its shareholders must qualify for the dividends-paid deduction.

Fund distributions designated as "tax-exempt dividends" are not generally subject to federal income tax. In addition, an investment in the fund may result in liability for federal alternative minimum tax, both for individual and corporate shareholders.

The fund may at times buy tax-exempt investments at a discount from the price at which they were originally issued, especially during periods of rising interest rates. For federal income tax purposes, some or all of this market discount will be included in the fund's ordinary income and will be taxable to shareholders as such when it is distributed.

The fund's investments in certain debt obligations may cause the fund to recognize taxable income in excess of the cash generated by such obligations. Thus, the fund could be required at times to liquidate other investments in order to satisfy its distribution requirements.

Each fund's investments in foreign securities may be subject to foreign withholding taxes. In that case, the fund's yield on those securities would be decreased. Shareholders generally will not be entitled to claim a credit or deduction with respect to foreign taxes. In addition, each fund's investments in foreign securities or foreign currencies may increase or accelerate the fund's recognition of ordinary income and may affect the timing or amount of the fund's distributions.

For federal income tax purposes, distributions of investment income other than "tax-exempt dividends" are taxable as ordinary income.
Generally, gains realized by a fund on the sale or exchange of investments will be taxable to its shareholders, even though the income from such investments generally will be tax-exempt.

Taxes on distributions of capital gains are determined by how long the fund owned the investments that generated them, rather than how long a shareholder has owned his or her shares. Distributions are taxable to shareholders even if they are paid from income or gains earned by the fund before a shareholder's investment (and thus were included in the price the shareholder paid). Distributions of gains from investments that the fund owned for more than one year will be taxable as capital gains. Distributions of gains from investments that the fund owned for one year or less will be taxable as ordinary income. Distributions are taxable whether shareholders receive them in cash or reinvest them in additional shares through the Dividend Reinvestment Plan.

Any gain resulting from the sale of fund shares will generally also be subject to tax. You should consult your tax advisor for more information on your own tax situation, including possible state and local taxes.

For taxable years beginning on or before December 31, 2008, each fund may designate distributions of investment income derived from dividends of U.S. corporations and some foreign corporations as "qualified dividend income," provided the fund meets holding period and other requirements. Qualified dividend income will be taxed in the hands of individuals at the rates applicable to long-term capital gain, provided the shareholder meets the same holding period and other requirements. Fund dividends representing distributions of interest income and short-term capital gains cannot be designated as qualified dividend income and will not qualify for the reduced rates. In light of this, each fund does not expect a significant portion of fund distributions to be derived from qualified dividend income.

The long-term capital gain rates applicable to most shareholders will be 15% (with lower rates applying to taxpayers in the 10% and 15% ordinary income tax brackets) for taxable years beginning on or before December 31, 2008.

Under current law, the backup withholding tax rate is 28% for amounts paid through 2010 and will be 31% for amounts paid after December 31, 2010. Each fund is required to apply backup withholding to certain taxable distributions including, for example, distributions paid to any individual shareholder who fails to properly furnish the fund with a correct taxpayer identification number.

Trading Information. The following chart shows quarterly per share trading information for the past two fiscal years and the current fiscal year of the funds, as listed on the NYSE:

Premier Income Trust
----------------------------------------------------------------
(Unaudited)
              Market   Market  Closing
              High     Low     Market   Closing   (Discount) or
Quarter       Price    Price   Price    NAV       Premium
Ended         ($)      ($)     ($)      ($)       to NAV (%)
----------------------------------------------------------------
 7/31/02      6.58     5.70    6.03     6.22       (3.05)
10/31/02      6.38     5.85    6.07     6.16       (1.46)
 1/31/03      6.56     6.07    6.54     6.45        1.40
 4/30/03      6.69     6.28    6.28     6.73       (6.69)
 7/31/03      6.72     6.22    6.31     6.75       (6.52)
10/31/03      6.50     6.06    6.29     6.97       (9.76)
 1/31/04      6.72     6.21    6.71     7.22       (7.06)
 4/30/04      6.82     6.15    6.15     7.08      (13.14)
 7/31/04      6.33     6.00    6.29     7.03      (10.53)
10/31/04      6.64     6.29    6.60     7.21       (8.46)
----------------------------------------------------------------

Master Income Trust
----------------------------------------------------------------
(Unaudited)
              Market   Market  Closing
              High     Low     Market   Closing   (Discount) or
Quarter       Price    Price   Price    NAV       Premium
Ended         ($)      ($)     ($)      ($)       to NAV (%)
----------------------------------------------------------------
10/31/02      6.96     5.99    6.15     6.37       (3.45)
 1/31/03      6.92     6.18    6.73     6.65        1.20
 4/30/03      6.92     6.24    6.45     6.94       (7.06)
 7/31/03      6.85     6.55    6.68     6.96       (4.02)
10/31/03      6.88     6.50    6.57     7.18       (8.50)
 1/31/04      7.05     6.47    6.68     7.30       (8.49)
 4/30/04      6.77     6.21    6.25     7.16      (12.71)
 7/31/04      6.39     6.06    6.24     7.13      (12.48)
10/31/04      6.52     6.23    6.51     7.33      (11.19)
----------------------------------------------------------------

On October 31, 2004, the market price, net asset value per share and discount to net asset value were $6.51, $7.33, and 11.19% respectively, for Master Income Trust and $6.60, $7.21, and 8.46% respectively, for Premier Income Trust.

V. Information about Voting and the Shareholder Meeting

General. This Prospectus/Proxy Statement is furnished in connection with the proposed merger of Master Income Trust into Premier Income Trust and the solicitation of proxies by and on behalf of the Trustees for use at the Joint Meeting of Shareholders (the "Meeting"). The Meeting is to be held on Thursday, January 13, 2005 at 11:00 a.m. at One Post Office Square, Twelfth Floor, Boston, Massachusetts, or at such later time as is made necessary by adjournment. The Notice of the Meeting, the combined Prospectus/ Proxy Statement and the enclosed form of proxy are being mailed to shareholders on or about November 15, 2004.

As of July 31, 2004, there were 53,329,917 outstanding shares of beneficial interest of Master Income Trust, and 141,198,870 outstanding shares of beneficial interest of Premier Income Trust. Only shareholders of record at the close of business on October 22, 2004 will be entitled to notice of and to vote at the Meeting. Each share is entitled to one vote, with fractional shares voting proportionally.

The Trustees know of no matters other than those set forth herein to be brought before the Meeting. If, however, any other matters properly come before the Meeting, it is the Trustees' intention that proxies will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

Shareholders who object to the proposed merger will not be entitled under Massachusetts law or the agreement and declaration of trust, as amended, of each fund to demand payment for, or an appraisal of, their shares. However, shareholders should be aware that the merger as proposed is not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that shares of each fund may be sold at any time prior to the consummation of the proposed merger.

Required vote. Proxies are being solicited from each fund's shareholders by its Trustees for the Meeting. Unless revoked, all valid proxies will be voted in accordance with the specification thereon or, in the absence of specifications, FOR approval of the Agreement. The transactions contemplated by the Agreement will be consummated only if approved by the affirmative vote of the holders of:

* a majority of the outstanding shares of Premier Income Trust voted, if holders of more than 50% of such shares vote, and

* a majority of the outstanding shares of Master Income Trust.

Record date, quorum and method of tabulation. Shareholders of record of each fund at the close of business on October 22, 2004 (the "Record Date") will be entitled to vote at the Meeting or any adjournment thereof. The holders of a majority of the shares of Premier Income Trust outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for action by shareholders of Premier Income Trust at the Meeting, and the holders of 30% of the shares of Master Income Trust outstanding at the close of business on the Record Date will constitute a quorum for action by shareholders of Master Income Trust.

Votes cast by proxy or in person at the meeting will be counted by persons appointed by the relevant fund as tellers for the Meeting. The tellers will count the total number of votes cast "for" approval of the proposal for purposes of determining whether sufficient affirmative votes have been cast. The tellers will count shares represented by proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and
(ii) the broker or nominee does not have the discretionary voting power on a particular matter) as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. Abstentions and broker non-votes have the effect of a negative vote on the proposal.

Share ownership. As of October 31, 2004, the officers and Trustees of each fund as a group beneficially owned less than 1% of the outstanding shares of such fund and, to the knowledge of each fund, no person (other than The Depository Trust Company ("DTC")), owned of record or beneficially 5% or more of the outstanding shares of the fund. In addition, upon consummation of the proposed merger, to the knowledge of the fund, no person (other than DTC) is expected to own of record or beneficially 5% or more of the outstanding shares of the combined fund.

Solicitation of proxies. In addition to soliciting proxies by mail, the Trustees of each fund and employees of Putnam Management, Putnam Fiduciary Trust Company and Putnam Retail Management may solicit proxies in person or by telephone. Each fund may also arrange to have a proxy solicitation firm call you to record your voting instructions by telephone. If you wish to speak to a representative, call 1-877-519-9667. The procedure for solicitation of proxies by telephone is designed to authenticate shareholders' identities, to allow them to authorize the voting of their shares in accordance with their instructions and to confirm that their instructions have been properly recorded. Each fund has been advised by counsel that these procedures are consistent with the requirements of applicable law. If these procedures were subject to a successful legal challenge, such votes would not be counted at the Meeting. Each fund is unaware of any such challenge at this time. Shareholders would be called at the phone number Putnam Management has in its records for their accounts, and would be asked for their Social Security number or other identifying information. The shareholders would then be given an opportunity to authorize the proxies to vote their shares at the meeting in accordance with their instructions. To ensure that shareholders' instructions have been recorded correctly, they will also receive a confirmation of their instructions in the mail. A special toll-free number will be available in case the information contained in the confirmation is incorrect.

Shareholders of each fund have the opportunity to submit their voting instructions via the Internet by utilizing a program provided by a third-party vendor hired by Putnam Fiduciary Trust Company, or by "touch-tone" telephone voting. The giving of such a proxy will not affect your right to vote in person should you decide to attend the Meeting. To vote via the Internet or by automated telephone, follow the directions on your proxy ballot. To use the Internet, please access the Internet address found on your proxy card. To record your voting instructions by automated telephone, please call the toll-free number listed on your proxy card. The Internet and automated telephone voting instructions are designed to authenticate shareholder identities, to allow shareholders to give their voting instructions, and to confirm that shareholders' instructions have been recorded properly. Shareholders submitting their voting instructions via the Internet should understand that there may be costs associated with Internet access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholders.

Each fund's Trustees have adopted a general policy of maintaining confidentiality in the voting of proxies. Consistent with that policy, each fund may solicit proxies from shareholders who have not voted their shares or who have abstained from voting.

Persons holding shares as nominees will, upon request, be reimbursed for their reasonable expenses in soliciting instructions from their principals. Each fund has retained at its own expense PFPC Inc., 4400 Computer Drive, Westborough, MA 01580, to aid in the solicitation of instructions for nominee and registered accounts for a fee not to exceed $500.00 for Premier Income Trust and $61,930.00 for Master Income Trust, plus reasonable out-of-pocket expenses for mailing and phone costs. Subject to Putnam Management's agreement to limit such expenses, the expenses of the preparation of proxy statements and related materials, including printing and delivery costs, are borne by each fund.

Revocation of proxies. Proxies, including proxies given by telephone or over the Internet, may be revoked at any time before they are voted either (i) by a written revocation received by the Clerk of the funds (addressed to the funds' Clerk at the principal office of the funds, One Post Office Square, Boston, Massachusetts 02109), (ii) by properly executing a later-dated proxy, (iii) by recording later-dated voting instructions via the Internet or (iv) by attending the Meeting and voting in person.

Adjournment. If sufficient votes in favor of the proposal set forth in the Notice of the Meeting are not received by the time scheduled for the Meeting, the persons named as proxies may propose adjournments of the Meeting for a period or periods of not more than 60 days in the aggregate to permit further solicitation of proxies. Any adjournment will require the affirmative vote of a majority of the votes cast on the question in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies will vote in favor of such adjournment those proxies that they are entitled to vote in favor of the proposal. They will vote against adjournment those proxies required to be voted against the proposal. Each fund pays the costs of any additional solicitation and of any adjourned session for that fund, subject to Putnam Management's agreement, as set forth in the Agreement, to limit the expenses incurred by each fund in connection with the transactions contemplated by the Agreement.




Appendix A

AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (the "Agreement") is made as of November 3, 2004 in Boston, Massachusetts, by and among Putnam
Premier Income Trust, a Massachusetts business trust ("Acquiring Fund"), Putnam Master Income Trust, a Massachusetts business trust ("Acquired Fund") and Putnam Investment Management, LLC, a Delaware limited liability company.

PLAN OF REORGANIZATION

(a) Acquired Fund will sell, assign, convey, transfer and deliver to Acquiring Fund on the Exchange Date (as defined in Section 6) all of its properties and assets existing at the Valuation Time (as defined in Section 3(d)). In consideration therefor, Acquiring Fund shall, on the Exchange Date, assume all of the liabilities of Acquired Fund existing at the Valuation Time and deliver to Acquired Fund a number of full and fractional shares of beneficial interest of Acquiring Fund (the "Merger Shares") having an aggregate net asset value equal to the value of the assets of Acquired Fund transferred to Acquiring Fund on such date less the value of the liabilities of Acquired Fund assumed by Acquiring Fund on such date. It is intended that the reorganization described in this Plan shall be a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Prior to the Exchange Date, Acquired Fund will declare and pay to its shareholders a dividend and/or other distribution in an amount such that it will have distributed all of its net investment income and capital gains as described in Section 8(l) hereof.

(b) Upon consummation of the transactions described in paragraph (a) of this Agreement, Acquired Fund shall distribute in complete liquidation to its shareholders of record as of the Exchange Date Merger Shares, each shareholder being entitled to receive that proportion of such Merger Shares that the number of shares of beneficial interest of Acquired Fund held by such shareholder bears to the number of such shares of Acquired Fund outstanding on such date. Certificates representing the Merger Shares will be issued only if the shareholder so requests.

AGREEMENT

Acquiring Fund and Acquired Fund agree as follows:

1. Representations and warranties of Acquiring Fund.

Acquiring Fund represents and warrants to and agrees with Acquired Fund that:

(a) Acquiring Fund is a business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and has power to own all of its properties and assets and to carry out its obligations under this Agreement. Acquiring Fund is not required to qualify as a foreign association in any jurisdiction. Acquiring Fund has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agreement.

(b) Acquiring Fund is registered under the Investment Company Act of
    1940, as amended (the "1940 Act"), as a closed-end management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

(c) A statement of assets and liabilities, statement of operations, statement of changes in net assets and schedule of investments (indicating their market values) of Acquiring Fund for the fiscal year ended July 31, 2004, such statements and schedule having been audited by KPMG LLP, independent registered public accounting firm, have been furnished to Acquired Fund. Such statements of assets and liabilities and schedules of investments fairly present the financial position of Acquiring Fund as of the dates thereof, and such statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the periods covered thereby in conformity with U.S. generally accepted accounting principles.

(d) There are no material legal, administrative or other proceedings pending or, to the knowledge of Acquiring Fund, threatened against Acquiring Fund which assert liability or may, if successfully prosecuted to their conclusion, result in liability on the part of Acquiring Fund, other than as have been disclosed in the Prospectuses (as defined below) or otherwise disclosed in writing to Acquired Fund.

(e) Acquiring Fund has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of July 31, 2004 and those incurred in the ordinary course of Acquiring Fund's business as an investment company since such date.

(f) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by Acquiring Fund of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act, state securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto
    Rico) or the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "H-S-R Act").

(g) The registration statement and any amendment thereto (including any post-effective amendment) (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") by Acquiring Fund on Form N-14 relating to the Merger Shares issuable hereunder, the proxy statement of Acquired Fund included therein (the "Acquired Fund Proxy Statement") and the proxy statement of Acquiring Fund included therein (the "Acquiring Fund Proxy Statement" and, together with the Acquired Fund Proxy Statement, the "Proxy Statements"), on the effective date of the Registration Statement (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7(a) and at the Exchange Date, each prospectus contained in the Registration Statement (collectively, the "Prospectuses"), as amended or supplemented by any amendments or supplements filed or requested to be filed with the Commission by Acquired Fund, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement, the Prospectuses or the Proxy Statements made in reliance upon and in conformity with information furnished by Acquired Fund for use in the Registration Statement, the Prospectuses or the Proxy Statements.

(h) There are no material contracts outstanding to which Acquiring
    Fund is a party, other than as disclosed in the Registration Statement, the Prospectuses, or the Proxy Statements.

(i) All of the issued and outstanding shares of beneficial interest of Acquiring Fund have been offered for sale and sold in conformity with all applicable federal securities laws.

(j) Acquiring Fund is and will at all times through the Exchange Date qualify for taxation as a "regulated investment company" under Sections 851 and 852 of the Code.

(k) Acquiring Fund has filed or will file all federal and state tax returns which, to the knowledge of Acquiring Fund's officers, are required to be filed by Acquiring Fund and has paid or will pay all federal and state taxes shown to be due on said returns or on any assessments received by Acquiring Fund. All tax liabilities of Acquiring Fund have been adequately provided for on its books, and to the knowledge of Acquiring Fund, no tax deficiency or liability of Acquiring Fund has been asserted, and no question with respect thereto has been raised, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid. As of the Exchange Date, Acquiring Fund is not under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

(l) The issuance of the Merger Shares pursuant to this Agreement will be in compliance with all applicable federal securities laws.

(m) The Merger Shares to be issued to Acquired Fund have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassessable by Acquiring Fund, and no shareholder of Acquiring Fund will have any preemptive right of subscription or purchase in respect thereof.

2. Representations and warranties of Acquired Fund.

Acquired Fund represents and warrants to and agrees with Acquiring Fund that:

(a) Acquired Fund is a business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and has power to own all of its properties and assets and to carry out its obligations under this Agreement. Acquired Fund is not required to qualify as a foreign association in any jurisdiction. Acquired Fund has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agreement.

(b) Acquired Fund is registered under the 1940 Act as a closed-end management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

(c) A statement of assets and liabilities, statement of operations, statement of changes in net assets and schedule of investments (indicating their market values) of Acquired Fund for the fiscal year ended October 31, 2003, such statements and schedule having been audited by KPMG LLP, independent registered public accounting firm, and an unaudited statement of assets and liabilities, statement of operations, statement of changes in net assets and schedule of investments (indicating their market values) of Acquired Fund for the six months ended April 30, 2004, have been furnished to Acquiring Fund. Such statements of assets and liabilities and schedules of investments fairly present the financial position of Acquired Fund as of October 31, 2003, and such statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the period covered thereby in conformity with U.S. generally accepted accounting principles.

(d) There are no material legal, administrative or other proceedings pending or, to the knowledge of Acquired Fund, threatened against Acquired Fund which assert liability or may, if successfully prosecuted to their conclusion, result in liability on the part of Acquired Fund, other than as have been disclosed in the Registration Statement or otherwise disclosed in writing to Acquiring Fund.

(e) Acquired Fund has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of October 31, 2003 and those incurred in the ordinary course of Acquired Fund's business as an investment company since such date. Prior to the Exchange Date, Acquired Fund will advise Acquiring Fund of all material liabilities, contingent or otherwise, incurred by it subsequent to October 31, 2003, whether or not incurred in the ordinary course of business.

(f) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by Acquired Fund of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act, state securities or blue sky laws, or the H-S-R Act.

(g) The Registration Statement, the Prospectuses and the Proxy
    Statements, on the Effective Date of the Registration Statement and insofar as they do not relate to Acquiring Fund (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7(a) below and on the Exchange Date, the Prospectuses, as amended or supplemented by any amendments or supplements filed or requested to be filed with the Commission by Acquiring Fund, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided however, that the representations and warranties in this subsection shall apply only to statements of fact relating to Acquired Fund contained in the Registration Statement, the Prospectuses or the Proxy Statements, or omissions to state in any thereof a material fact relating to Acquired Fund, as such Registration Statement, Prospectuses and Proxy Statements shall be furnished to Acquired Fund in definitive form as soon as practicable following effectiveness of the Registration Statement and before any public distribution of the Prospectuses or Proxy Statements.

(h) There are no material contracts outstanding to which Acquired
    Fund is a party, other than as will be disclosed in the Prospectuses or the Proxy Statements.

(i) All of the issued and outstanding shares of beneficial interest of Acquired Fund have been offered for sale and sold in conformity with all applicable federal securities laws.

(j) Acquired Fund is and will at all times through the Exchange Date qualify for taxation as a "regulated investment company" under Sections 851 and 852 of the Code.

(k) Acquired Fund has filed or will file all federal and state tax returns which, to the knowledge of Acquired Fund's officers, are required to be filed by Acquired Fund and has paid or will pay all federal and state taxes shown to be due on said returns or on any assessments received by Acquired Fund. All tax liabilities of Acquired Fund have been adequately provided for on its books, and to the knowledge of Acquired Fund, no tax deficiency or liability of Acquired Fund has been asserted, and no question with respect thereto has been raised, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid. As of the Exchange Date, Acquired Fund is not under audit by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

(l) At both the Valuation Time and the Exchange Date, Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the Investments and any other assets and liabilities of Acquired Fund to be transferred to Acquiring Fund pursuant to this Agreement. At the Exchange Date, subject only to the delivery of the Investments and any such other assets and liabilities as contemplated by this Agreement, Acquiring Fund will acquire the Investments and any such other assets and liabilities subject to no encumbrances, liens or security interests whatsoever and without any restrictions upon the transfer thereof (except for such restrictions as previously disclosed to Acquiring Fund by Acquired Fund). As used in this Agreement, the term "Investments" shall mean Acquired Fund's investments shown on the schedule of its investments as of October 31, 2003 referred to in Section 2(c) hereof, as supplemented with such changes as Acquired Fund shall make, and changes resulting from stock dividends, stock splits, mergers and similar corporate actions.

(m) No registration under the 1933 Act of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of Acquiring Fund or Acquired Fund, except as previously disclosed to Acquiring Fund by Acquired Fund.

(n) At the Exchange Date, Acquired Fund will have sold such of its assets, if any, as may be necessary to ensure that, after giving effect to the acquisition of the assets of Acquired Fund pursuant to this Agreement, Acquiring Fund will remain in compliance with its investment restrictions as set forth in the Registration Statement.

3. Reorganization.

(a) Subject to the requisite approval of the shareholders of each of Acquired Fund and Acquiring Fund and to the other terms and conditions contained herein (including Acquired Fund's obligation to distribute to its shareholders all of its net investment income and capital gains as described in Section 8(l) hereof), Acquired Fund agrees to sell, assign, convey, transfer and deliver to Acquiring Fund, and Acquiring Fund agrees to acquire from Acquired Fund, on the Exchange Date all of the Investments and all of the cash and other properties and assets of Acquired Fund, whether accrued or contingent (including cash received by Acquired Fund upon the liquidation by Acquired Fund of any investments purchased by Acquired Fund after October 31, 2003 and designated by Acquiring Fund as being unsuitable for it to acquire), in exchange for that number of Merger Shares provided for in Section 4 and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund, whether accrued or contingent, existing at the Valuation Time. Pursuant to this Agreement, Acquired Fund will, as soon as practicable after the Exchange Date, distribute all of the Merger Shares received by it to the shareholders of Acquired Fund, in complete liquidation of Acquired Fund.

(b) As soon as practicable following the requisite approval of the shareholders of each of Acquired Fund and Acquiring Fund, Acquired Fund will, at its expense, liquidate such of its portfolio securities as Acquiring Fund shall indicate it does not wish to acquire. Such liquidation will be substantially completed prior to the Exchange Date, unless otherwise agreed by Acquired Fund and Acquiring Fund.

(c) Acquired Fund will pay or cause to be paid to Acquiring Fund any interest, cash or such dividends, rights and other payments received by it on or after the Exchange Date with respect to the Investments and other properties and assets of Acquired Fund, whether accrued or contingent, received by it on or after the Exchange Date. Any such distribution shall be deemed included in the assets transferred to Acquiring Fund at the Exchange Date and shall not be separately valued unless the securities in respect of which such distribution is made shall have gone "ex" such distribution prior to the Valuation Time, in which case any such distribution which remains unpaid at the Exchange Date shall be included in the determination of the value of the assets of Acquired Fund acquired by Acquiring Fund.

(d) The Valuation Time shall be 4:00 p.m. Boston time on January 21, 2005 or such earlier or later day as may be mutually agreed upon in writing by the parties hereto (the "Valuation Time").

4. Exchange date; valuation time.

On the Exchange Date, Acquiring Fund will deliver to Acquired Fund a number of full and fractional Merger Shares having an aggregate net asset value equal to the value of assets of Acquired Fund attributable to shares of Acquired Fund transferred to Acquiring Fund on such date less the value of the liabilities of Acquired Fund attributable to the shares of Acquired Fund assumed by Acquiring Fund on that date, determined as hereafter provided in this Section 4.

(a) The net asset value of the Merger Shares to be delivered to Acquired Fund, the value of the assets attributable to the shares of Acquired Fund and the value of the liabilities attributable to the shares of Acquired Fund to be assumed by Acquiring Fund shall in each case be determined as of the Valuation Time.

(b) The net asset value of the Merger Shares and the value of the assets and liabilities of the shares of Acquired Fund shall be determined by Acquiring Fund, in cooperation with Acquired Fund, pursuant to procedures customarily used by Acquiring Fund in determining the fair market value of Acquiring Fund's assets and liabilities.

(c) No adjustment shall be made in the net asset value of either
    Acquired Fund or Acquiring Fund to take into account differences in realized and unrealized gains and losses.

(d) The investment restrictions of Acquired Fund shall be temporarily amended to the extent necessary to effect the transactions contemplated by this Agreement.

(e) Acquiring Fund shall issue the Merger Shares to Acquired Fund in a certificate registered in the name of Acquired Fund. Acquired Fund shall distribute the Merger Shares to the shareholders of Acquired Fund by redelivering such certificates to Acquiring Fund's transfer agent, which will as soon as practicable set up open accounts for each shareholder of Acquiring Fund in accordance with written instructions furnished by Acquired Fund. With respect to any Acquired Fund shareholder holding share certificates as of the Exchange Date, Acquiring Fund will not permit such shareholder to receive dividends and other distributions on the Merger Shares (although such dividends and other distributions shall be credited to the account of such shareholder), receive certificates representing the Merger Shares or pledge such Merger Shares until such shareholder has surrendered his or her outstanding Acquired Fund certificates or, in the event of lost, stolen or destroyed certificates, posted adequate bond. In the event that a shareholder shall not be permitted to receive dividends and other distributions on the Merger Shares as provided in the preceding sentence, Acquiring Fund shall pay any such dividends or distributions in additional shares, notwithstanding any election such shareholder shall have made previously with respect to the payment, in cash or otherwise, of dividends and distributions on shares of Acquired Fund. Acquired Fund will, at its expense, request the shareholders of Acquired Fund to surrender their outstanding Acquired Fund certificates, or post adequate bond, as the case may be.

(f) Acquiring Fund shall assume all liabilities of Acquired Fund, whether accrued or contingent, in connection with the acquisition of assets and subsequent dissolution of Acquired Fund or otherwise.

5. Expenses, fees, etc.

(a) All fees and expenses, including legal and accounting expenses, portfolio transfer taxes (if any) or other similar expenses incurred in connection with the consummation by Acquired Fund and Acquiring Fund of the transactions contemplated by this Agreement (together with the costs specified below in (i) below, "Expenses") will be allocated ratably between Acquiring Fund and Acquired Fund in proportion to their net assets as of the Valuation Time, except that (i) the costs of proxy materials and proxy solicitation for each fund will be borne by that fund, (ii) the cost of the SEC registration fee will be borne by Acquiring Fund and (iii) the costs of liquidating such of Acquired Fund's portfolio securities as Acquiring Fund shall indicate it does not wish to acquire prior to the Exchange Date shall be borne by Acquired Fund; provided, however, that the Expenses to be borne by the Acquired Fund will not exceed $261,060, the Expenses to be borne by the Acquiring Fund will not exceed $157,343 and the remainder of any Expenses will be borne by Putnam Investment Management, LLC; and provided further that such Expenses will in any event be paid by the party directly incurring such Expenses if and to the extent that the payment by the other party of such Expenses would result in the disqualification of Acquiring Fund or Acquired Fund, as the case may be, as a "regulated investment company" within the meaning of Section 851 of the Code.

(b) In the event the transactions contemplated by this Agreement are not consummated by reason of Acquiring Fund's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to Acquiring Fund's obligations referred to in
    Section 8), or by reason of the nonfulfillment or failure of any condition to Acquired Fund's obligations referred to in Section 9, Acquiring Fund shall pay directly all reasonable fees and expenses incurred by Acquired Fund in connection with such transactions, including, without limitation, legal, accounting and filing fees.

(c) In the event the transactions contemplated by this Agreement are not consummated by reason of Acquired Fund's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to Acquired Fund's obligations referred to in
    Section 9), or by reason of the nonfulfillment or failure of any condition to Acquiring Fund's obligations referred to in Section 8, Acquired Fund shall pay directly all reasonable fees and expenses incurred by Acquiring Fund in connection with such transactions, including without limitation legal, accounting and filing fees.

(d) In the event the transactions contemplated by this Agreement are not consummated for any reason other than (i) Acquiring Fund's or Acquired Fund's being either unwilling or unable to go forward or (ii) the nonfulfillment or failure of any condition to Acquiring Fund's or Acquired Fund's obligations referred to in Section 8 or Section 9 of this Agreement, then each of Acquiring Fund and Acquired Fund shall bear all of its own expenses incurred in connection with such transactions.

(e) Notwithstanding any other provisions of this Agreement, if for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to the other party for any damages resulting therefrom, including without limitation consequential damages, except as specifically set forth above.

6. Exchange date.

Delivery of the assets of Acquired Fund to be transferred, assumption of the liabilities of Acquired Fund to be assumed and the delivery of the Merger Shares to be issued shall be made at the offices of Ropes & Gray LLP, One International Place, Boston, Massachusetts, at 10:00 A.M. on the next full business day following the Valuation Time, or at such other time and date agreed to by Acquiring Fund and Acquired Fund, the date and time upon which such delivery is to take place being referred to herein as the "Exchange Date."

7. Meeting of shareholders; dissolution.

(a) Each of Acquired Fund and Acquiring Fund agrees to call a meeting of its shareholders as soon as is practicable after the effective date of the Registration Statement for, among other things, the purpose of considering the matters contemplated by this Agreement.

(b) Acquired Fund agrees that the liquidation and dissolution of Acquired Fund will be effected in the manner provided in the Agreement and Declaration of Trust, as amended, of Acquired Fund in accordance with applicable law and that on and after the Exchange Date, Acquired Fund shall not conduct any business except in connection with its liquidation and dissolution.

(c) Acquiring Fund has, after the preparation and delivery to Acquiring Fund by Acquired Fund of a preliminary version of the Proxy Statement which was satisfactory to Acquiring Fund and to Ropes & Gray LLP for inclusion in the Registration Statement, filed the Registration Statement with the Commission. Each of Acquired Fund and Acquiring Fund will cooperate with the other, and each will furnish to the other the information relating to itself required by the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder set forth in the Registration Statement, including the Prospectuses and the Proxy Statements.

8. Conditions to Acquiring Fund's obligations.

The obligations of Acquiring Fund hereunder shall be subject to the following conditions:

(a) That this Agreement shall have been adopted and the transactions contemplated hereby shall have been approved by the affirmative vote of
    (i) at least two-thirds of the Trustees of Acquired Fund (including a majority of those Trustees who are not "interested persons" of Acquired Fund, as defined in Section 2(a)(19) of the 1940 Act), (ii) holders of a majority of the outstanding shares of Acquired Fund, (iii) holders of a majority of the outstanding shares of Acquiring Fund voted, if holders of more than 50% of such shares are represented at the meeting in person or by proxy and (iv) a majority of the Trustees of Acquiring Fund (including a majority of those Trustees who are not "interested persons" of Acquiring Fund, as defined in Section 2(a)(19) of the 1940 Act).

(b) That Acquired Fund shall have furnished to Acquiring Fund a statement of Acquired Fund's net assets, with values determined as provided in Section 4 of this Agreement, together with a list of Investments with their respective tax costs, all as of the Valuation Time, certified on Acquired Fund's behalf by Acquired Fund's President (or any Vice President) and Treasurer (or any Assistant Treasurer) and a certificate of both such officers, dated the Exchange Date, to the effect that as of the Valuation Time and as of the Effective Date there has been no material adverse change in the financial position of Acquired Fund since October 31, 2003 other than changes in the Investments and other assets and properties since that date or changes in the market value of the Investments and other assets of Acquired Fund or changes due to dividends paid or losses from operations.

(c) That Acquired Fund shall have furnished to Acquiring Fund a statement, dated the Exchange Date, signed on behalf of Acquired Fund by Acquired Fund's President (or any Vice President) and Treasurer (or any Assistant Treasurer) certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of Acquired Fund made in this Agreement are true and correct in all material respects as if made at and as of such dates, and that Acquired Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to each of such dates.

(d) That Acquired Fund shall have delivered to Acquiring Fund an agreed upon procedures letter from KPMG LLP dated the Exchange Date, setting forth findings of KPMG LLP pursuant to its performance of the agreed upon procedures set forth therein relating to management's assertions that (i) for the taxable period from November 1, 2003 to the Exchange Date Acquired Fund qualified as a regulated investment company under the Code, (ii) as of the Exchange Date, has no liability other than liabilities stated for federal or state income taxes and (iii) as of the Exchange Date, has no liability for federal excise tax purposes under section 4982 of the Code.

(e) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

(f) That Acquiring Fund shall have received an opinion of Ropes &
    Gray LLP, in form satisfactory to Acquiring Fund and dated the Exchange Date, to the effect that (i) Acquired Fund is a business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and, to the knowledge of such counsel, is not required to qualify to do business as a foreign association in any jurisdiction except as may be required by state securities or blue sky laws, (ii) this Agreement has been duly authorized, executed, and delivered by Acquired Fund and, assuming that the Registration Statement, the Prospectuses and the Proxy Statements comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by Acquiring Fund, is a valid and binding obligation of Acquired Fund, (iii) Acquired Fund has power to sell, assign, convey, transfer and deliver the assets contemplated hereby and, upon consummation of the transactions contemplated hereby in accordance with the terms of this Agreement, Acquired Fund will have duly sold, assigned, conveyed, transferred and delivered such assets to Acquiring Fund, (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Acquired Fund's Agreement and Declaration of Trust, as amended, or Bylaws or any provision of any agreement known to such counsel to which Acquired Fund is a party or by which it is bound, it being understood that with respect to investment restrictions as contained in Acquired Fund's Agreement and Declaration of Trust, as amended, Bylaws, then-current prospectus or statement of additional information or the Registration Statement, such counsel may rely upon a certificate of an officer of Acquired Fund's whose responsibility it is to advise Acquired Fund with respect to such matters, (v) no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Acquired Fund of the transactions contemplated hereby, except such as have been obtained under the 1933 Act, the 1934 Act, the 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act and (vi) such other matters as Acquiring Fund may reasonably deem necessary or desirable.

(g) That Acquiring Fund shall have received an opinion of Ropes &
    Gray LLP dated the Exchange Date (which opinion would be based upon certain factual representations and subject to certain qualifications), to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes: (i) the acquisition by Acquiring Fund of substantially all of the assets of Acquired Fund solely in exchange for Merger Shares and the assumption by Acquiring Fund of liabilities of Acquired Fund followed by the distribution of Acquired Fund to its shareholders of Merger Shares in complete liquidation of Acquired Fund, all pursuant to the plan of reorganization, constitutes a reorganization within the meaning of
    Section 368(a) of the Code and Acquired Fund and Acquiring Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code, (ii) no gain or loss will be recognized by Acquiring Fund or its shareholders upon receipt of the Investments transferred to Acquiring Fund pursuant to this Agreement in exchange for the Merger Shares, (iii) the basis to Acquiring Fund of the Investments will be the same as the basis of the Investments in the hands of Acquired Fund immediately prior to such exchange (iv) Acquiring Fund's holding periods with respect to the Investments will include the respective periods for which the Investments were held by Acquired Fund, and (v) Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and Regulations thereunder; however, Ropes & Gray LLP will express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

(h) That the assets of Acquired Fund to be acquired by Acquiring Fund will include no assets which Acquiring Fund, by reason of charter limitations or of investment restrictions disclosed in the Registration Statement in effect on the Exchange Date, may not properly acquire.

(i) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Acquiring Fund, threatened by the Commission.

(j) That Acquiring Fund shall have received from the Commission, any relevant state securities administrator, the Federal Trade Commission (the "FTC") and the Department of Justice (the "Department") such order or orders as Ropes & Gray LLP deems reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, any applicable state securities or blue sky laws and the H-S-R Act in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

(k) That all proceedings taken by Acquired Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to Acquiring Fund and Ropes & Gray LLP.

(l) That, prior to the Exchange Date, Acquired Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of Acquired Fund (i) all of the excess of (X) Acquired Fund's investment income excludable from gross income under Section 103 of the Code over
    (Y) Acquired Fund's deductions disallowed under Sections 265 and 171 of the Code, (ii) all of Acquired Fund's investment company taxable income (as defined in Section 852 of the Code) for its taxable years ending on or after October 31, 2003, and on or prior to the Exchange Date (computed in each case without regard to any deduction for dividends paid), and (iii) all of its net capital gain realized after reduction by any capital loss carryover in each of its taxable years ending on or after October 31, 2003, and on or prior to the Exchange Date.

(m) That Acquired Fund's custodian shall have delivered to Acquiring
    Fund a certificate identifying all of the assets of Acquired Fund held by such custodian as of the Valuation Time.

(n) That Acquired Fund's transfer agent shall have provided to Acquiring Fund (i) the originals or true copies of all of the records of Acquired Fund in the possession of such transfer agent as of the Exchange Date, (ii) a certificate setting forth the number of shares of Acquired Fund outstanding as of the Valuation Time, and (iii) the name and address of each holder of record of any such shares and the number of shares held of record by each such shareholder.

(o) That all of the issued and outstanding shares of beneficial interest of Acquired Fund shall have been offered for sale and sold in conformity with all applicable state securities or blue sky laws and, to the extent that any audit of the records of Acquired Fund or its transfer agent by Acquiring Fund or its agents shall have revealed otherwise, either (i) Acquired Fund shall have taken all actions that in the opinion of Acquiring Fund or its counsel are necessary to remedy any prior failure on the part of Acquired Fund to have offered for sale and sold such shares in conformity with such laws or (ii) Acquired Fund shall have furnished (or caused to be furnished) surety, or deposited (or caused to be deposited) assets in escrow, for the benefit of Acquiring Fund in amounts sufficient and upon terms satisfactory, in the opinion of Acquiring Fund or its counsel, to indemnify Acquiring Fund against any expense, loss, claim, damage or liability whatsoever that may be asserted or threatened by reason of such failure on the part of Acquired Fund to have offered and sold such shares in conformity with such laws.

(p) That Acquiring Fund shall have received from KPMG LLP an agreed upon procedures letter addressed to Acquiring Fund dated as of the Exchange Date satisfactory in form and substance to Acquiring Fund setting forth the findings of KPMG LLP pursuant to its performance of the agreed upon procedures set forth therein relating to management's assertion that as of the Valuation Time the value of the assets of Acquired Fund to be exchanged for the Merger Shares has been determined in accordance with the provisions of Article 10, Section 5 of Acquiring Fund's Bylaws pursuant to the procedures customarily utilized by Acquiring Fund in valuing its assets and issuing its shares.

(q) That Acquired Fund shall have executed and delivered to Acquiring
    Fund an instrument of transfer dated as of the Exchange Date pursuant to which Acquired Fund will assign, transfer and convey all of the assets and other property to Acquiring Fund at the Valuation Time in connection with the transactions contemplated by this Agreement.

(r) That the Merger Shares shall have been approved for listing by the New York Stock Exchange.

9. Conditions to Acquired Fund's obligations.

The obligations of Acquired Fund hereunder shall be subject to the following conditions:

(a) That this Agreement shall have been adopted and the transactions contemplated hereby shall have been approved by the affirmative vote of
    (i) at least two-thirds of the Trustees of Acquired Fund (including a majority of those Trustees who are not "interested persons" of Acquired Fund, as defined in Section 2(a)(19) of the 1940 Act), (ii) holders of a majority of the outstanding shares of Acquired Fund, (iii) holders of a majority of the outstanding shares of Acquiring Fund voted, if holders of more than 50% of such shares are represented at the meeting in person or by proxy and (iv) a majority of the Trustees of Acquiring Fund (including a majority of those Trustees who are not "interested persons" of Acquiring Fund, as defined in Section 2(a)(19) of the 1940 Act).

(b) That Acquiring Fund shall have furnished to Acquired Fund a statement of Acquiring Fund's net assets, together with a list of portfolio holdings with values determined as provided in Section 4 of this Agreement, all as of the Valuation Time, certified on behalf of Acquiring Fund by Acquiring Fund's President (or any Vice President) and Treasurer (or any Assistant Treasurer) and a certificate of both such officers, dated the Exchange Date, to the effect that as of the Valuation Time and as of the Exchange Date there has been no material adverse change in the financial position of Acquiring Fund since July 31, 2004, other than changes in its portfolio securities since that date, changes in the market value of its portfolio securities or changes due to dividends paid or losses from operations.

(c) That Acquiring Fund shall have executed and delivered to Acquired
    Fund an Assumption of Liabilities dated as of the Exchange Date pursuant to which Acquiring Fund will assume all of the liabilities of Acquired Fund existing at the Valuation Time in connection with the transactions contemplated by this Agreement.

(d) That Acquiring Fund shall have furnished to Acquired Fund a statement, dated the Exchange Date, signed on behalf of Acquiring Fund by Acquiring Fund's President (or any Vice President) and Treasurer (or any Assistant Treasurer) certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of Acquiring Fund made in this Agreement are true and correct in all material respects as if made at and as of such dates, and that Acquiring Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to each of such dates.

(e) That there shall not be any material litigation pending or threatened with respect to the matters contemplated by this Agreement.

(f) That Acquired Fund shall have received an opinion of Ropes & Gray
    LLP, in form satisfactory to Acquired Fund and dated the Exchange Date, to the effect that (i) Acquiring Fund is a business trust duly established and validly existing in conformity with the laws of The Commonwealth of Massachusetts, and, to the knowledge of such counsel, is not required to qualify to do business as a foreign association in any jurisdiction except as may be required by state securities or blue sky laws, (ii) this Agreement has been duly authorized, executed and delivered by Acquiring Fund and, assuming that the Prospectuses, the Registration Statement and the Proxy Statements comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by Acquired Fund, is a valid and binding obligation of Acquiring Fund, (iii) the Merger Shares to be delivered to Acquired Fund as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and nonassessable by Acquiring Fund and no shareholder of Acquiring Fund has any preemptive right to subscription or purchase in respect thereof, (iv) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate Acquiring Fund's Agreement and Declaration of Trust, as amended, or Bylaws, or any provision of any agreement known to such counsel to which Acquiring Fund is a party or by which it is bound, it being understood that with respect to investment restrictions as contained in Acquiring Fund's Agreement and Declaration of Trust, as amended, Bylaws or the Registration Statement, such counsel may rely upon a certificate of an officer of Acquiring Fund whose responsibility it is to advise Acquiring Fund with respect to such matters, (v) no consent, approval, authorization or order of any court or governmental authority is required for the consummation by Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act, and the 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act and
    (vi) the Registration Statement has become effective under the 1933 Act, and to the best of the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act.

(g) That Acquired Fund shall have received an opinion of Ropes & Gray
    LLP dated the Exchange Date (which opinion would be based upon certain factual representations and subject to certain qualifications), to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, subject to the qualification below, for federal income tax purposes: (i) the acquisition by Acquiring Fund of substantially all of the assets of Acquired Fund solely in exchange for Merger Shares and the assumption by Acquiring Fund of liabilities of Acquired Fund followed by the distribution of Acquired Fund to its shareholders of Merger Shares in complete liquidation of Acquired Fund, all pursuant to the plan of reorganization, constitutes a reorganization within the meaning of
    Section 368(a) of the Code and Acquired Fund and Acquiring Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code, (ii) no gain or loss will be recognized by Acquired Fund upon the transfer of the Investments to Acquiring Fund and the assumption by Acquiring Fund of the liabilities of Acquired Fund, or upon the distribution of the Merger Shares by Acquired Fund to its shareholders, pursuant to this Agreement, (iii) no gain or loss will be recognized by the Acquired Fund shareholders on the exchange of their shares of the Acquired Fund for Merger Shares, (iv) the aggregate basis of the Merger Shares an Acquired Fund shareholder receives in connection with the transaction will be the same as the aggregate basis of his or her Acquired Fund shares exchanged therefor and (v) an Acquired Fund shareholder's holding period for his or her Merger Shares will be determined by including the period for which he or she held Acquired Fund shares exchanged therefor, provided that the shareholder held Acquired Fund's shares as a capital asset; however, Ropes & Gray LLP will express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized at the end of a taxable year (or on the termination or transfer thereof) under federal income tax principles.

(h) That all proceedings taken by or on behalf of Acquiring Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to Acquired Fund and Ropes & Gray LLP.

(i) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of Acquiring Fund, threatened by the Commission.

(j) That Acquired Fund shall have received from the Commission, any relevant state securities administrator, the FTC and the Department such order or orders as Ropes & Gray LLP deems reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, any applicable state securities or blue sky laws and the H-S-R Act in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

(k) That the Merger Shares shall have been approved for listing by the New York Stock Exchange.

10. Indemnification.

(a) Acquired Fund will indemnify and hold harmless, out of the assets of Acquired Fund but no other assets, Acquiring Fund, its trustees and its officers (for purposes of this subparagraph, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to Acquired Fund contained in the Registration Statement, the Prospectuses, the Proxy Statements or any amendment or supplement to any of the foregoing, or arising out of or based upon the omission or alleged omission to state in any of the foregoing a material fact relating to Acquired Fund required to be stated therein or necessary to make the statements relating to Acquired Fund therein not misleading, including, without limitation, any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of Acquired Fund. The Indemnified Parties will notify Acquired Fund in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this Section 10(a). Acquired Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 10(a), or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and if Acquired Fund elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their expense. Acquired Fund's obligation under this Section 10(a) to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that Acquired Fund will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 10(a) without the necessity of the Indemnified Parties' first paying the same.

(b) Acquiring Fund will indemnify and hold harmless, out of the assets of Acquiring Fund but no other assets, Acquired Fund, its trustees and its officers (for purposes of this subparagraph, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to Acquiring Fund contained in the Registration Statement, the Prospectuses, the Proxy Statements, or any amendment or supplement to any thereof, or arising out of, or based upon, the omission or alleged omission to state in any of the foregoing a material fact relating to Acquiring Fund required to be stated therein or necessary to make the statements relating to Acquiring Fund therein not misleading, including without limitation any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of Acquiring Fund. The Indemnified Parties will notify Acquiring Fund in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this Section 10(b). Acquiring Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this
    Section 10(b), or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and, if Acquiring Fund elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their own expense. Acquiring Fund's obligation under this Section 10(b) to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that Acquiring Fund will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 10(b) without the necessity of the Indemnified Parties' first paying the same.

11. No broker, etc.

    Each of Acquired Fund and Acquiring Fund represents that there is no person who has dealt with it who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.

12. Termination.

    Acquired Fund and Acquiring Fund may, by mutual consent of their trustees, terminate this Agreement, and Acquired Fund or Acquiring Fund, after consultation with counsel and by consent of their trustees or an officer authorized by such trustees, may waive any condition to their respective obligations hereunder. If the transactions contemplated by this Agreement have not been substantially completed by December 31, 2005, this Agreement shall automatically terminate on that date unless a later date is agreed to by Acquired Fund and Acquiring Fund.

13. Rule 145.

    Pursuant to Rule 145 under the 1933 Act, Acquiring Fund will, in connection with the issuance of any Merger Shares to any person who at the time of the transaction contemplated hereby is deemed to be an affiliate of a party to the transaction pursuant to Rule 145(c), cause to be affixed upon the certificates issued to such person (if any) a legend as follows:

    "THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT TO PUTNAM PREMIER INCOME TRUST OR ITS PRINCIPAL UNDERWRITER UNLESS (I) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (II) IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO PUTNAM PREMIER INCOME TRUST SUCH REGISTRATION IS NOT REQUIRED."

    and, further, Acquiring Fund will issue stop transfer instructions to Acquiring Fund's transfer agent with respect to such shares. Acquired Fund will provide Acquiring Fund on the Exchange Date with the name of any Acquired Fund shareholder who is to the knowledge of Acquired Fund an affiliate of Acquired Fund on such date.

14. Covenants, etc. deemed material.

    All covenants, agreements, representations and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding any investigation made by them or on their behalf.

15. Sole agreement; amendments.

    This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto, and shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts.

16. Agreement and declaration of trust.

    Copies of the Agreements and Declarations of Trust, as amended, of Acquired Fund and Acquiring Fund are on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of each Trust, respectively, as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees, officers or shareholders of Acquired Fund or Acquiring Fund individually but are binding only upon the assets and property of Acquired Fund and Acquiring Fund, respectively.

    This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.


    Putnam Premier Income Trust

    By: /s/ Charles E. Porter
        --------------------------
    Name: Charles E. Porter
    Title: Executive Vice President, Associate Treasurer and Principal
           Executive Officer


    Putnam Master Income Trust

    By: /s/ Charles E. Porter
        --------------------------
    Name: Charles E. Porter
    Title: Executive Vice President, Associate Treasurer and Principal
           Executive Officer


    Putnam Investment Management, LLC

    By: /s/ James P. Pappas
        --------------------------
    Name: James P. Pappas
    Title: Managing Director


For more information about

Premier Income Trust and Master Income Trust

Premier Income Trust's statement of additional information (SAI) and the funds' annual and semi-annual reports to shareholders include additional information about the funds. The SAI is incorporated by reference into this prospectus/proxy statement, which means it is part of this prospectus/proxy statement for legal purposes. The funds' annual and semi-annual reports discuss the market conditions and investment strategies that significantly affected the fund's performance during the relevant period. Shareholders of the funds may get free copies of these materials, request other information about the funds, or make shareholder inquiries, by contacting their financial advisor, by visiting Putnam's Internet site, or by calling Putnam toll-free at 1-800-225-1581.


Table of contents

I.   Synopsis                                               10
II.  Risk Factors                                           19
III. Information about the Proposed Merger                  27
IV.  Information about the Funds                            36
V.   Information about Voting and the Shareholder Meeting   55

Appendix A -- Agreement and Plan of Reorganization         A-1


PUTNAM INVESTMENTS

     The Putnam Funds
     One Post Office Square
     Boston, Massachusetts 02109
     Toll-free 1-800-225-1581                     219486 11/04




PUTNAM INVESTMENTS
The proxy ballot


To vote by mail

Read the proxy statement.

Check the appropriate box on the reverse side.

Sign and date the proxy ballot.

Return the proxy ballot in the envelope provided.


To vote by telephone

Read the proxy statement and have the proxy ballot at hand.

Call 1-800-690-6903.

Follow the automated telephone directions.

There is no need for you to return your proxy ballot.


To vote on the Web

Read the proxy statement and have the proxy ballot at hand.

Go to https://www.proxyweb.com/Putnam

Follow the instructions on the site.

There is no need for you to return your proxy ballot.
------------------------------------------------------------------------
By signing below, you, as a Putnam fund shareholder, appoint Trustees John A. Hill and Robert E. Patterson, and each of them separately, with power of substitution to each, to be your proxies. You are empowering them to vote your Putnam fund shares on your behalf at a joint meeting of the shareholders of each of Putnam Premier Income Trust and Putnam Master Income Trust. The meeting will take place on January 13, 2005 at 11:00 a.m. in Boston, and may be adjourned to later times or dates.
Your vote is being solicited on behalf of the Trustees. When you complete and sign the proxy ballot, the Trustees will vote exactly as you have indicated on the other side of this card. If you simply sign the proxy ballot, or don't vote on a specific proposal, your shares will be automatically voted as the Trustees recommend. The Trustees are also authorized to vote at their discretion on any other matter that arises at the meeting or any adjournment of the meeting.


Please be sure to sign and date here

-------------------------------------------  -----------------------
Signature(s)                                 Date

Sign your name exactly as it appears on this card. If you own shares jointly, each owner should sign. When signing as executor, administrator, attorney, trustee, guardian, or as custodian for a minor, please give your full title as such. If you are signing for a corporation, please sign the full corporate name and indicate the signer's office. If you are a partner, sign in the partnership name.


                          Please place an X in the appropriate box using black
                          or blue ink or number 2 pencil.  Please do not use
Proposal                  a fine point pen.
------------------------------------------------------------------------------

                          The Trustees recommend voting FOR Proposal 1.

1. Approval of an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Putnam Master Income Trust to Putnam Premier Income Trust in exchange for the issuance and delivery of shares of beneficial interest of Putnam Premier Income Trust and the assumption by Putnam Premier Income Trust of the liabilities of Putnam Master Income Trust, and the distribution of such shares to the shareholders of Putnam Master Income Trust in complete liquidation of Putnam Master Income Trust.

                          FOR                 AGAINST                ABSTAIN
                          [ ]                  [ ]                     [ ]

If you have questions on the proposal, please call 1-877-519-9667.

Please sign and date the other side of this card.




PUTNAM INVESTMENTS
The proxy ballot

To vote by mail

Read the proxy statement.

Check the appropriate box on the reverse side.

Sign and date the proxy ballot.

Return the proxy ballot in the envelope provided.


To vote by telephone

Read the proxy statement and have the proxy ballot at hand.

Call 1-800-690-6903.

Follow the automated telephone directions.

There is no need for you to return your proxy ballot.


To vote on the Web

Read the proxy statement and have the proxy ballot at hand.

Go to https://www.proxyweb.com/Putnam

Follow the instructions on the site.

There is no need for you to return your proxy ballot.
------------------------------------------------------------------------
By signing below, you, as a Putnam fund shareholder, appoint Trustees John A. Hill and Robert E. Patterson, and each of them separately, with power of substitution to each, to be your proxies. You are empowering them to vote your Putnam fund shares on your behalf at a joint meeting of the shareholders of each of Putnam Premier Income Trust and Putnam Master Income Trust. The meeting will take place on January 13, 2005 at 11:00 a.m. in Boston, and may be adjourned to later times or dates.
Your vote is being solicited on behalf of the Trustees. When you complete and sign the proxy ballot, the Trustees will vote exactly as you have indicated on the other side of this card. If you simply sign the proxy ballot, or don't vote on a specific proposal, your shares will be automatically voted as the Trustees recommend. The Trustees are also authorized to vote at their discretion on any other matter that arises at the meeting or any adjournment of the meeting.

Please be sure to sign and date here

-------------------------------------------  -----------------------
Signature(s)                                 Date

Sign your name exactly as it appears on this card. If you own shares jointly, each owner should sign When signing as executor, administrator, attorney, trustee, guardian, or as custodian for a minor, please give your full title as such. If you are signing for a corporation, please sign the full corporate name and indicate the signer's office. If you are a partner, sign in the partnership name.



                          Please place an X in the appropriate box using black
                          or blue ink or number 2 pencil.  Please do not use
Proposal                  a fine point pen.
------------------------------------------------------------------------------

                          The Trustees recommend voting FOR Proposal 1.

1. Approval of an Agreement and Plan of Reorganization and the transactions contemplated thereby, including the transfer of all of the assets of Putnam Master Income Trust to Putnam Premier Income Trust in exchange for the issuance and delivery of shares of beneficial interest of Putnam Premier Income Trust and the assumption by Putnam Premier Income Trust of the liabilities of Putnam Master Income Trust, and the distribution of such shares to the shareholders of Putnam Master Income Trust in complete liquidation of Putnam Master Income Trust.

                          FOR                 AGAINST                ABSTAIN
                          [ ]                  [ ]                     [ ]

If you have questions on the proposal, please call 1-877-519-9667.

Please sign and date the other side of this card.





PUTNAM PREMIER INCOME TRUST
FORM N-14
PART B
STATEMENT OF ADDITIONAL INFORMATION

November 10, 2004

This Statement of Additional Information ("SAI") contains material that may be of interest to investors but that is not included in the Prospectus/Proxy Statement (the "Prospectus") of Putnam Premier Income
Trust ("Premier Income Trust") dated November 10, 2004 relating to the sale of all or substantially all of the assets of Putnam Master Income Trust
("Master Income Trust" and, together with Premier Income Trust, the
"funds") to Premier Income Trust. This SAI is not a Prospectus and is authorized for distribution only when it accompanies or follows delivery of the Prospectus. This SAI should be read in conjunction with the Prospectus. Investors may obtain a free copy of the Prospectus by writing Putnam Investor Services, One Post Office Square, Boston, MA
02109 or by calling 1-800-225-1581.


CHARGES AND EXPENSES                                           2
MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS      8
TAXES                                                         39
MANAGEMENT                                                    45
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND
FINANCIAL STATEMENTS                                          60
APPENDIX A                                                   121



CHARGES AND EXPENSES

Management fees

Under a Management Contract dated as of July 11, 1991, Premier Income Trust pays a quarterly fee to Putnam Management based on the average net assets of the fund, as determined at the close of each business day during the quarter, at the following rates:

0.75% of the first $500 million of average net assets;
0.65% of the next $500 million of average net assets;
0.60% of the next $500 million of average net assets; and 0.55% of any excess thereafter.

Under a Management Contract dated as of July 11, 1991, Master Income Trust pays a quarterly fee to Putnam Management based on the average net assets of the fund, as determined at the close of each business day during the quarter. Such fee is based on 0.75% of the first $500 million of average net assets.

For the past three fiscal years, pursuant to its management contract, each fund incurred the following fees:
                                                          Amount
                                                          management fee
                                          Amount of the   would have been
                    Fiscal   Management   management fee  without expense
Fund Name           Year     fee paid     limitation*     limitation

PREMIER
INCOME TRUST        2004     $6,899,852   $44,468         $6,944,320
                    2003     $6,446,466        --         $6,446,466
                    2002     $6,502,446        --         $6,502,446
MASTER INCOME
TRUST               2003     $2,744,965        --         $2,744,965
                    2002     $2,692,286        --         $2,692,286
                    2001     $2,771,121        --         $2,771,121

* Expense limitation. The fund invests a portion of its assets in Putnam Prime Money Market Fund. In connection with such investments, management fees paid by the fund are reduced by an amount equal to the management fees paid by Putnam Prime Money Market Fund with respect to assets invested by the fund in Putnam Prime Money Market Fund. Net management fees paid for fiscal 2004 reflect the waiver of $44,468 in management fees otherwise payable by the fund to Putnam Management in respect of such investments.

Pursuant to the terms of a sub-management agreement between Putnam Management and Putnam Investments Limited ("PIL"), Putnam Managment (and not the fund) pays a quarterly sub-management fee to PIL for its services at the annual rate of 0.40% of the average aggregate net asset value of the portion of the fund, if any, managed by PIL from time to time.


Brokerage commissions

The following table shows brokerage commissions paid during the fiscal periods indicated:


                         Fiscal             Brokerage
Fund name                Year               commissions

PREMIER INCOME TRUST     2004               $69,692
                         2003               $53,799
                         2002               $44,872
MASTER INCOME TRUST      2003               $18,503
                         2002               $19,938
                         2001               $14,883

The following table shows transactions placed with brokers and dealers during the most recent fiscal year to recognize research, statistical and quotation services received by Putnam Management and its affiliates:

                 Dollar value of         Percentage of         Amount of
Fund name        these transactions      total transactions    commissions


PREMIER
INCOME TRUST     $0                       $0                       $0

MASTER
INCOME TRUST     $0                       $0                       $0


Administrative expense reimbursement

Each fund reimbursed Putnam Management for administrative services during its most recent fiscal year, including compensation of certain fund officers and contributions to the Putnam Investments Profit Sharing Retirement Plan for their benefit, as follows:

                                            Portion of total
                                            reimbursement for
                         Total              compensation and
Fund name                Reimbursement      contributions

PREMIER
INCOME TRUST             $16,590            $13,008

MASTER
INCOME TRUST              $8,512             $6,666


Trustee responsibilities and fees

The Trustees are responsible for generally overseeing the conduct of each fund's business. Subject to such policies as the Trustees may determine, Putnam Management furnishes a continuing investment program for each fund and makes investment decisions on its behalf. Subject to the control of the Trustees, Putnam Management also manages each fund's other affairs and business.

The table below shows the value of each Trustee's holdings in each fund and in all of the Putnam funds as of December 31, 2003.


                             Dollar range of     Dollar range of    Aggregate dollars range
                             Premier             Master Income      of shares held in all of
                             Income Trust        Trust              the Putnam Funds
Name of Trustee              Shares Owned        Shares Owned       overseen by Trustee
Jameson A. Baxter            $1-10,000           $1-10,000           over $100,000
Charles B. Curtis            $1-10,000           $1-10,000           over $100,000
+Myra R. Drucker             N/A                 N/A                 N/A
John A. Hill                 $1-10,000           $1-10,000           over $100,000
Ronald J. Jackson            $1-10,000           $1-10,000           over $100,000
Paul L. Joskow               $1-10,000           $1-10,000           over $100,000
Elizabeth T. Keenan          $1-10,000           $1-10,000           over $100,000
John H. Mullin, III          $1-10,000           $1-10,000           over $100,000
Robert E. Patterson          $1-10,000           $1-10,000           over $100,000
W. Thomas Stephens           $1-10,000           $1-10,000           over $100,000
+Richard B. Worley           N/A                 N/A                 N/A
+*Charles E. Haldeman, Jr.   N/A                 N/A                 N/A
*George Putnam, III          $1-10,000           $1-10,000           over $100,000
*A.J.C. Smith                $1-10,000           $1-10,000           over $100,000


+ Elected to the Board of Trustees after December 31, 2003.

* Trustees who are or may be deemed to be "interested persons" (as defined in the Investment Company Act of 1940) of the fund, Putnam Management, Putnam Retail Management Limited Partnership ("Putnam Retail
Management") or Marsh & McLennan Companies, Inc., the parent company of Putnam Investments and its affiliated companies. Messrs. Putnam, III, Haldeman and Smith are deemed "interested persons" by virtue of their positions as officers of the fund, Putnam Management, Putnam Retail Management, or Marsh & McLennan Companies, Inc., or shareholders of
Marsh & McLennan Companies, Inc. Mr. Haldeman is the Chief Executive of Putnam Investments. He was elected to the Board of Trustees after December 31, 2003. Mr. Putnam is the President of the fund and each of the other Putnam funds. Mr. Smith is the Chairman of Putnam Investments and serves as a Director of and consultant to Marsh & McLennan
Companies, Inc. The balance of the Trustees are not "interested persons."

Each independent Trustee of the fund receives a fee for his or her services.

Each independent Trustee of the fund also receives fees for serving as Trustee of the other Putnam funds. Each independent Trustee of the fund receives an annual retainer fee and an additional meeting fee for each Trustees' meeting attended. Independent Trustees who serve on board committees receive additional fees for attendance at certain committee meetings and for special services rendered in that connection. All of the current independent Trustees of the fund are Trustees of all the Putnam funds and receive fees for their services from each fund. Mr. Putnam also receives the foregoing fees for his services as Trustee of each Putnam fund.

The Trustees periodically review their fees to ensure that such fees continue to be appropriate in light of their responsibilities as well as in relation to fees paid to trustees of other mutual fund complexes. The Board Policy and Nominating Committee, which consists solely of independent Trustees, estimates that committee and Trustee meeting time, together with the appropriate preparation, requires the equivalent of at least three business days per Trustee meeting. The committee of the Board of Trustees, and the number of times each committee met during each fund's most recent fiscal year, are shown in the tables below:

PREMIER INCOME TRUST

Audit and Pricing Committee                         21
Board Policy and Nominating Committee                8
Brokerage and Custody Committee                      7
Communication, Service and Marketing Committee      10
Contract Committee                                  16
Distributions Committee                              5
Executive Committee                                  1
Investment Oversight Committee                      32

MASTER INCOME TRUST

Audit and Pricing Committee                         12
Board Policy and Nominating Committee               10
Brokerage and Custody Committee                      3
Communication, Service and Marketing Committee       9
Contract Committee                                  12
Distributions Committee                              6
Executive Committee                                  1
Investment Oversight Committees                     34

The following tables shows the year each Trustee was first elected a Trustee of the Putnam funds, the fees paid to each Trustee by each fund for its most recent fiscal year, and the fees paid to each Trustee by all of the Putnam funds during calendar year 2003:

                              Pension or                  Pension or
                              retirement                  retirement    Estimated
                              benefits                    benefits      annual
                Aggregate     accrued as    Aggregate     accrued as    benefits from  Total
                Compensation  part of       Compensation  part of       all Putnam     compensation
                from Premier  Premier       from Master   Master        funds upon     from all
                Income Trust  Income Trust  Income Trust  Income Trust  retirement     Putnam
Trustees/Year   (1)           expenses      (1)           expenses      (2)            funds (3)(4)
Jameson A.
Baxter
/1994(5)        $1,575        $422          $920          $272          $100,000       $215,500
Charles B.
Curtis
/2001           $1,561        $497          $910          $230          $100,000       $210,250
Myra R.
Drucker
/2004 (10)         N/A         N/A           N/A           N/A               N/A            N/A
Charles E.
Haldeman
/2004 (10)         N/A         N/A           N/A           N/A               N/A            N/A
John A.
Hill
/1985(5)(7)     $2,475        $523        $1,549          $318          $200,000       $413,625
Ronald J.
Jackson
/1996(5)        $1,571        $421          $923          $251          $100,000       $214,500
Paul L.
Joskow
/1997(5)        $1,562        $301          $910          $193          $100,000       $215,250
Elizabeth T.
Kennan
/1992           $1,572        $538          $903          $328          $100,000       $207,000
Lawrence J.
Lasser
/1992(8)            --         $98            --          $150           $93,333             $0
John H.
Mullin, III
/1997(5)        $1,561        $462          $913          $297          $100,000       $208,750
Robert E.
Patterson
/1984           $1,558        $292          $914          $179          $100,000       $206,500
George
Putnam, III
/1984(7)        $1,961        $240        $1,133          $147          $125,000       $260,500
A.J.C.
Smith
/1986(6)            --        $561            --          $339           $93,333             $0
W. Thomas
Stephens
/1997(5)        $1,563        $421          $901          $270          $100,000       $206,500
W. Nicholas
Thorndike
/1992(9)        $1,256        $693          $919          $424          $100,000       $212,250
Richard B.
Worley
/2004 (10)         N/A         N/A           N/A           N/A               N/A            N/A

(1) Includes an annual retainer and an attendance fee for each meeting attended.

(2) Assumes that each Trustee retires at the normal retirement date. For Trustees who are not within three years of retirement, estimated benefits for each Trustee are based on Trustee fee rates in effect during calendar 2003.

(3) As of December 31, 2003, there were 101 funds in the Putnam family. For Mr. Hill, amounts shown also include compensation for service as a trustee of TH Lee, Putnam Emerging Opportunities Portfolio, a closed-end fund advised by an affiliate of Putnam Management.

(4) Includes amounts (ranging from $2,000 to $11,000 per Trustee) for which the Putnam funds were reimbursed by Putnam Management for special Board and committee meetings in connection with certain regulatory and other matters relating to alleged improper trading by certain Putnam Management employees and participants in certain 401(k) plans administered by Putnam Fiduciary Trust Company.

(5) Includes compensation deferred pursuant to a Trustee Compensation Deferral Plan.

(6) Marsh & McLennan Companies, Inc. compensates Mr. Smith for his service as Trustee. Mr. Smith has waived any retirement benefits that he is entitled to receive under the Retirement Plan for Trustees of the Putnam funds.

(7) Includes additional compensation to Messrs. Hill and Putnam for service as Chairman of the Trustees and President of the Funds, respectively.

(8) Mr. Lasser resigned from the Board of Trustees of the Putnam funds on November 3, 2003.

(9) Mr. Thorndike retired from the Board of Trustees of the Putnam funds on June 30, 2004.

(10) Ms. Drucker and Messrs. Haldeman and Worley were elected to the Board of Trustees of Master Income Trust on October 14, 2004 and were appointed to the Board of Trustees of Premier Income Trust on October 15, 2004.

Under a Retirement Plan for Trustees of the Putnam funds (the "Plan"), each Trustee who retires with at least five years of service as a Trustee of the funds is entitled to receive an annual retirement benefit equal to one-half of the average annual compensation paid to such Trustee for the last three years of service prior to retirement. This retirement benefit is payable during a Trustee's lifetime, beginning the year following retirement, for a number of years equal to such Trustee's years of service. A death benefit, also available under the Plan, ensures that the Trustee and his or her beneficiaries will receive benefit payments for the lesser of an aggregate period of (i) ten years or (ii) such Trustee's total years of service.

The Plan Administrator (currently the Board Policy and Nominating Committee) may terminate or amend the Plan at any time, but no termination or amendment will result in a reduction in the amount of benefits (i) currently being paid to a Trustee at the time of such termination or amendment, or (ii) to which a current Trustee would have been entitled had he or she retired immediately prior to such termination or amendment. The Trustees have terminated the Plan as to any Trustee first elected to the board after 2003.

For additional information concerning the Trustees, see "Management."

Share ownership

At October 31, 2004, the officers and Trustees of Premier Income Trust as a group owned less than 1% of the outstanding shares of the fund, and no person owned of record or to the knowledge of the fund beneficially 5% or more of the shares of the fund.

At October 31, 2004, the officers and Trustees of Master Income Trust as a group owned less than 1% of the outstanding shares of the fund, and no person owned of record or to the knowledge of the fund beneficially 5% or more of the shares of the fund.

Investor servicing and custody fees and expenses

During its most recent fiscal year, each fund incurred the following fees and out-of-pocket expenses for investor servicing and custody services provided by Putnam Fiduciary Trust Company:

PREMIER INCOME TRUST          $884,612
MASTER INCOME TRUST           $502,719

MISCELLANEOUS INVESTMENTS, INVESTMENT PRACTICES AND RISKS

In addition to the principal investment strategies and the principal risks described in the Prospectus, each fund may employ other investment practices and may be subject to other risks, which are described below. Certain investment strategies and risks that are described briefly in the Prospectus are described in greater detail below.

Foreign Investments

Foreign securities are normally denominated and traded in foreign currencies. As a result, the value of each fund's foreign investments and the value of its shares may be affected favorably or unfavorably by changes in currency exchange rates relative to the U.S. dollar. There may be less information publicly available about a foreign issuer than about a U.S. issuer, and foreign issuers may not be subject to accounting, auditing and financial reporting standards and practices comparable to those in the United States. The securities of some foreign issuers are less liquid and at times more volatile than securities of comparable U.S. issuers. Foreign brokerage commissions and other fees are also generally higher than in the United States. Foreign settlement procedures and trade regulations may involve certain risks (such as delay in payment or delivery of securities or in the recovery of the fund's assets held abroad) and expenses not present in the settlement of investments in U.S. markets.

In addition, foreign securities may be subject to the risk of nationalization or expropriation of assets, imposition of currency exchange controls, foreign withholding taxes or restrictions on the repatriation of foreign currency, confiscatory taxation, political or financial instability and diplomatic developments which could affect the value of the fund's investments in certain foreign countries. Dividends or interest on, or proceeds from the sale of, foreign securities may be subject to foreign withholding taxes, and special U.S. tax considerations may apply.

Legal remedies available to investors in certain foreign countries may be more limited than those available with respect to investments in the United States or in other foreign countries. The laws of some foreign countries may limit each fund's ability to invest in securities of certain issuers organized under the laws of those foreign countries.

The risks described above, including the risks of nationalization or expropriation of assets, typically are increased in connection with
investments in "emerging markets."   For example, political and economic
structures in these countries may be in their infancy and developing rapidly, and such countries may lack the social, political and economic stability characteristic of more developed countries. Certain of these countries have in the past failed to recognize private property rights and have at times nationalized and expropriated the assets of private companies. High rates of inflation or currency devaluations may adversely affect the economies and securities markets of such countries. Investments in emerging markets may be considered speculative.

The currencies of certain emerging market countries have experienced devaluations relative to the U.S. dollar, and future devaluations may adversely affect the value of assets denominated in such currencies. Many emerging market countries have experienced substantial, and in some periods extremely high, rates of inflation or deflation for many years, and future inflation may adversely affect the economies and securities markets of such countries.

In addition, unanticipated political or social developments may affect the value of investments in emerging markets and the availability of additional investments in these markets. The small size, limited trading volume and relative inexperience of the securities markets in these countries may make investments in securities traded in emerging markets illiquid and more volatile than investments in securities traded in more developed countries, and each fund may be required to establish special custodial or other arrangements before making investments in securities traded in emerging markets. There may be little financial or accounting information available with respect to issuers of emerging market securities, and it may be difficult as a result to assess the value of prospects of an investment in such securities.

Certain of the foregoing risks may also apply to some extent to securities of U.S. issuers that are denominated in foreign currencies or that are traded in foreign markets, or securities of U.S. issuers having significant foreign operations.

Foreign Currency Transactions

To manage its exposure to foreign currencies, each fund may engage in foreign currency exchange transactions, including purchasing and selling foreign currency, foreign currency options, foreign currency forward contracts and foreign currency futures contracts and related options. In addition, each fund may write covered call and put options on foreign currencies for the purpose of increasing its current return.

Generally, each fund may engage in both "transaction hedging" and "position hedging." Each fund may also engage in foreign currency transactions for non-hedging purposes, subject to applicable law. When it engages in transaction hedging, a fund enters into foreign currency transactions with respect to specific receivables or payables, generally arising in connection with the purchase or sale of portfolio securities.

Each fund may engage in transaction hedging when it desires to "lock in" the U.S. dollar price of a security it has agreed to purchase or sell, or the U.S. dollar equivalent of a dividend or interest payment in a foreign currency. By transaction hedging a fund may protect itself against a possible loss resulting from an adverse change in the relationship between the U.S. dollar and the applicable foreign currency during the period between the date on which the security is purchased or sold, or on which the dividend or interest payment is earned, and the date on which such payments are made or received.

Each fund may purchase or sell a foreign currency on a spot (or cash) basis at the prevailing spot rate in connection with the settlement of transactions in portfolio securities denominated in that foreign currency. If conditions warrant, for transaction hedging purposes a fund may also enter into contracts to purchase or sell foreign currencies at a future date ("forward contracts") and purchase and sell foreign currency futures contracts. A foreign currency forward contract is a negotiated agreement to exchange currency at a future time at a rate or rates that may be higher or lower than the spot rate. Foreign currency futures contracts are standardized exchange-traded contracts and have margin requirements.

For transaction hedging purposes a fund may also purchase or sell exchange-listed and over-the-counter call and put options on foreign currency futures contracts and on foreign currencies. A put option on a futures contract gives a fund the right to assume a short position in the futures contract until the expiration of the option. A put option on a currency gives a fund the right to sell the currency at an exercise price until the expiration of the option. A call option on a futures contract gives a fund the right to assume a long position in the futures contract until the expiration of the option. A call option on a currency gives a fund the right to purchase the currency at the exercise price until the expiration of the option.

Each fund may engage in position hedging to protect against a decline in the value relative to the U.S. dollar of the currencies in which its portfolio securities are denominated or quoted (or an increase in the value of the currency in which the securities a fund intends to buy are denominated, when a fund holds cash or short-term investments). For position hedging purposes, a fund may purchase or sell, on exchanges or in over-the-counter markets, foreign currency futures contracts, foreign currency forward contracts and options on foreign currency futures contracts and on foreign currencies. In connection with position hedging, a fund may also purchase or sell foreign currency on a spot basis.

It is impossible to forecast with precision the market value of portfolio securities at the expiration or maturity of a forward or futures contract. Accordingly, it may be necessary for a fund to purchase additional foreign currency on the spot market (and bear the expense of such purchase) if the market value of the security or securities being hedged is less than the amount of foreign currency the fund is obligated to deliver and a decision is made to sell the security or securities and make delivery of the foreign currency. Conversely, it may be necessary to sell on the spot market some of the foreign currency received upon the sale of the portfolio security or securities if the market value of such security or securities exceeds the amount of foreign currency a fund is obligated to deliver.

Transaction and position hedging do not eliminate fluctuations in the underlying prices of the securities that a fund owns or intends to purchase or sell. They simply establish a rate of exchange which one can achieve at some future point in time. Additionally, although these techniques tend to minimize the risk of loss due to a decline in the value of the hedged currency, they tend to limit any potential gain which might result from the increase in value of such currency. See "Risk factors in options transactions."

Each fund may seek to increase its current return or to offset some of the costs of hedging against fluctuations in current exchange rates by writing covered call options and covered put options on foreign currencies. A fund receives a premium from writing a call or put option, which increases a fund's current return if the option expires unexercised or is closed out at a net profit. A fund may terminate an option that it has written prior to its expiration by entering into a closing purchase transaction in which it purchases an option having the same terms as the option written.

A fund's currency hedging transactions may call for the delivery of one foreign currency in exchange for another foreign currency and may at times not involve currencies in which its portfolio securities are then denominated. Putnam Management will engage in such "cross hedging" activities when it believes that such transactions provide significant hedging opportunities for a fund. Cross hedging transactions by a fund involve the risk of imperfect correlation between changes in the values of the currencies to which such transactions relate and changes in the value of the currency or other asset or liability which is the subject of the hedge.

Each fund may also engage in non-hedging currency transactions. For example, Putnam Management may believe that exposure to a currency is in a fund's best interest but that securities denominated in that currency are unattractive. In that case a fund may purchase a currency forward contract or option in order to increase its exposure to the currency.
In accordance with SEC regulations, a fund will segregate liquid assets in its portfolio to cover forward contracts used for non-hedging purposes.

The value of any currency, including U.S. dollars and foreign currencies, may be affected by complex political and economic factors applicable to the issuing country. In addition, the exchange rates of foreign currencies (and therefore the values of foreign currency options, forward contracts and futures contracts) may be affected significantly, fixed, or supported directly or indirectly by U.S. and foreign government actions. Government intervention may increase risks involved in purchasing or selling foreign currency options, forward contracts and futures contracts, since exchange rates may not be free to fluctuate in response to other market forces.

The value of a foreign currency option, forward contract or futures contract reflects the value of an exchange rate, which in turn reflects relative values of two currencies--the U.S. dollar and the foreign currency in question. Because foreign currency transactions occurring in the interbank market involve substantially larger amounts than those that may be involved in the exercise of foreign currency options, forward contracts and futures contracts, investors may be disadvantaged by having to deal in an odd-lot market for the underlying foreign currencies in connection with options at prices that are less favorable than for round lots. Foreign governmental restrictions or taxes could result in adverse changes in the cost of acquiring or disposing of foreign currencies.

There is no systematic reporting of last sale information for foreign currencies and there is no regulatory requirement that quotations available through dealers or other market sources be firm or revised on a timely basis. Available quotation information is generally representative of very large round-lot transactions in the interbank market and thus may not reflect exchange rates for smaller odd-lot transactions (less than $1 million) where rates may be less favorable. The interbank market in foreign currencies is a global, around-the-clock market. To the extent that options markets are closed while the markets for the underlying currencies remain open, significant price and rate movements may take place in the underlying markets that cannot be reflected in the options markets.

The decision as to whether and to what extent a fund will engage in foreign currency exchange transactions will depend on a number of factors, including prevailing market conditions, the composition of the fund's portfolio and the availability of suitable transactions.
Accordingly, there can be no assurance that a fund will engage in foreign currency exchange transactions at any given time or from time to time.

Currency forward and futures contracts. A forward foreign currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract as agreed by the parties, at a price set at the time of the contract. In the case of a cancelable forward contract, the holder has the unilateral right to cancel the contract at maturity by paying a specified fee. The contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A forward contract generally has no deposit requirement, and no commissions are charged at any stage for trades. A foreign currency futures contract is a standardized contract for the future delivery of a specified amount of a foreign currency at a price set at the time of the contract. Foreign currency futures contracts traded in the United States are designed by and traded on exchanges regulated by the CFTC, such as the New York Mercantile Exchange.

Forward foreign currency exchange contracts differ from foreign currency futures contracts in certain respects. For example, the maturity date of a forward contract may be any fixed number of days from the date of the contract agreed upon by the parties, rather than a predetermined date in a given month. Forward contracts may be in any amount agreed upon by the parties rather than predetermined amounts. Also, forward foreign exchange contracts are traded directly between currency traders so that no intermediary is required. A forward contract generally requires no margin or other deposit.

At the maturity of a forward or futures contract, a fund either may accept or make delivery of the currency specified in the contract, or at or prior to maturity enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to forward contracts are usually effected with the currency trader who is a party to the original forward contract. Closing transactions with respect to futures contracts are effected on a commodities exchange; a clearing corporation associated with the exchange assumes responsibility for closing out such contracts.

Positions in the foreign currency futures contracts may be closed out only on an exchange or board of trade which provides a secondary market in such contracts. Although each fund intends to purchase or sell foreign currency futures contracts only on exchanges or boards of trade where there appears to be an active secondary market, there is no assurance that a secondary market on an exchange or board of trade will exist for any particular contract or at any particular time. In such event, it may not be possible to close a futures position and, in the event of adverse price movements, a fund would continue to be required to make daily cash payments of variation margin.

Foreign currency options. In general, options on foreign currencies operate similarly to options on securities and are subject to many of the risks described above. Foreign currency options are traded primarily in the over-the-counter market, although options on foreign currencies are also listed on several exchanges. Options are traded not only on the currencies of individual nations, but also on the euro, the joint currency of most countries in the European Union.

Each fund will only purchase or write foreign currency options when Putnam Management believes that a liquid secondary market exists for such options. There can be no assurance that a liquid secondary market will exist for a particular option at any specific time. Options on foreign currencies are affected by all of those factors which influence foreign exchange rates and investments generally.

Settlement procedures. Settlement procedures relating to a fund's investments in foreign securities and to a fund's foreign currency exchange transactions may be more complex than settlements with respect to investments in debt or equity securities of U.S. issuers, and may involve certain risks not present in a fund's domestic investments. For example, settlement of transactions involving foreign securities or foreign currencies may occur within a foreign country, and a fund may be required to accept or make delivery of the underlying securities or currency in conformity with any applicable U.S. or foreign restrictions or regulations, and may be required to pay any fees, taxes or charges associated with such delivery. Such investments may also involve the risk that an entity involved in the settlement may not meet its obligations.

Foreign currency conversion. Although foreign exchange dealers do not charge a fee for currency conversion, they do realize a profit based on the difference (the "spread") between prices at which they are buying and selling various currencies. Thus, a dealer may offer to sell a foreign currency to a fund at one rate, while offering a lesser rate of exchange should the fund desire to resell that currency to the dealer.

Options on Securities

Writing covered options. Each fund may write covered call options and covered put options on optionable securities held in its portfolio or that it has an absolute and immediate right to acquire without additional cash consideration (or, if additional cash consideration is required, cash or other assets determined to be liquid by Putnam Management in accordance with procedures established by the Trustees, in such amount are segregated by its custodian), when in the opinion of Putnam Management such transactions are consistent with the fund's investment objective(s) and policies. Call options written by a fund give the purchaser the right to buy the underlying securities from the fund at a stated exercise price; put options give the purchaser the right to sell the underlying securities to the fund at a stated price.

Each fund may write only covered options, which means that, so long as the fund is obligated as the writer of a call option, it will own the underlying securities subject to the option (or comparable securities satisfying the cover requirements of securities exchanges) or have an absolute and immediate right to acquire without additional cash consideration (or, if additional cash consideration is required, cash or other assets determined to be liquid by Putnam Management in accordance with procedures established by the Trustees, in such amount are segregated by its custodian). In the case of put options, a fund will segregate assets determined to be liquid by Putnam Management in accordance with procedures established by the Trustees equal to the price to be paid if the option is exercised. In addition, a fund will be considered to have covered a put or call option if and to the extent that it holds an option that offsets some or all of the risk of the option it has written. A fund may write combinations of covered puts and calls on the same underlying security.

A fund will receive a premium from writing a put or call option, which increases the fund's return on the underlying security in the event the option expires unexercised or is closed out at a profit. The amount of the premium reflects, among other things, the relationship between the exercise price and the current market value of the underlying security, the volatility of the underlying security, the amount of time remaining until expiration, current interest rates, and the effect of supply and demand in the options market and in the market for the underlying security. By writing a call option, if the fund holds the security, the fund limits its opportunity to profit from any increase in the market value of the underlying security above the exercise price of the option but continues to bear the risk of a decline in the value of the underlying security. If the fund does not hold the underlying security, the fund bears the risk that, if the market price exceeds the option strike price, the fund will suffer a loss equal to the difference at the time of exercise. By writing a put option, a fund assumes the risk that it may be required to purchase the underlying security for an exercise price higher than its then-current market value, resulting in a potential capital loss unless the security subsequently appreciates in value.

A fund may terminate an option that it has written prior to its expiration by entering into a closing purchase transaction, in which it purchases an offsetting option. A fund realizes a profit or loss from a closing transaction if the cost of the transaction (option premium plus transaction costs) is less or more than the premium received from writing the option. If a fund writes a call option but does not own the underlying security, and when it writes a put option, the fund may be required to deposit cash or securities with its broker as "margin," or collateral, for its obligation to buy or sell the underlying security. As the value of the underlying security varies, the fund may have to deposit additional margin with the broker. Margin requirements are complex and are fixed by individual brokers, subject to minimum requirements currently imposed by the Federal Reserve Board and by stock exchanges and other self-regulatory organizations.

Purchasing put options. Each fund may purchase put options to protect its portfolio holdings in an underlying security against a decline in market value. Such protection is provided during the life of the put option since a fund, as holder of the option, is able to sell the underlying security at the put exercise price regardless of any decline in the underlying security's market price. In order for a put option to be profitable, the market price of the underlying security must decline sufficiently below the exercise price to cover the premium and transaction costs. By using put options in this manner, a fund will reduce any profit it might otherwise have realized from appreciation of the underlying security by the premium paid for the put option and by transaction costs.

Purchasing call options. Each fund may purchase call options to hedge against an increase in the price of securities that a fund wants ultimately to buy. Such hedge protection is provided during the life of the call option since a fund, as holder of the call option, is able to buy the underlying security at the exercise price regardless of any increase in the underlying security's market price. In order for a call option to be profitable, the market price of the underlying security must rise sufficiently above the exercise price to cover the premium and transaction costs.

Risk Factors in Options Transactions

The successful use of a fund's options strategies depends on the ability of Putnam Management to forecast correctly interest rate and market movements. For example, if a fund were to write a call option based on Putnam Management's expectation that the price of the underlying security would fall, but the price were to rise instead, the fund could be required to sell the security upon exercise at a price below the current market price. Similarly, if a fund were to write a put option based on Putnam Management's expectation that the price of the underlying security would rise, but the price were to fall instead, the fund could be required to purchase the security upon exercise at a price higher than the current market price.

When a fund purchases an option, it runs the risk that it will lose its entire investment in the option in a relatively short period of time, unless the fund exercises the option or enters into a closing sale transaction before the option's expiration. If the price of the underlying security does not rise (in the case of a call) or fall (in the case of a put) to an extent sufficient to cover the option premium and transaction costs, the fund will lose part or all of its investment in the option. This contrasts with an investment by the fund in the underlying security, since the fund will not realize a loss if the security's price does not change.

The effective use of options also depends on a fund's ability to terminate option positions at times when Putnam Management deems it desirable to do so. There is no assurance that a fund will be able to effect closing transactions at any particular time or at an acceptable price.

If a secondary market in options were to become unavailable, a fund could no longer engage in closing transactions. Lack of investor interest might adversely affect the liquidity of the market for particular options or series of options. A market may discontinue trading of a particular option or options generally. In addition, a market could become temporarily unavailable if unusual events--such as volume in excess of trading or clearing capability--were to interrupt its normal operations.

A market may at times find it necessary to impose restrictions on particular types of options transactions, such as opening transactions. For example, if an underlying security ceases to meet qualifications imposed by the market or the Options Clearing Corporation, new series of options on that security will no longer be opened to replace expiring series, and opening transactions in existing series may be prohibited. If an options market were to become unavailable, a fund as a holder of an option would be able to realize profits or limit losses only by exercising the option, and the fund, as option writer, would remain obligated under the option until expiration or exercise.

Disruptions in the markets for the securities underlying options purchased or sold by a fund could result in losses on the options. If trading is interrupted in an underlying security, the trading of options on that security is normally halted as well. As a result, a fund as purchaser or writer of an option will be unable to close out its positions until options trading resumes, and it may be faced with considerable losses if trading in the security reopens at a substantially different price. In addition, the Options Clearing Corporation or other options markets may impose exercise restrictions. If a prohibition on exercise is imposed at the time when trading in the option has also been halted, a fund as purchaser or writer of an option will be locked into its position until one of the two restrictions has been lifted. If the Options Clearing Corporation were to determine that the available supply of an underlying security appears insufficient to permit delivery by the writers of all outstanding calls in the event of exercise, it may prohibit indefinitely the exercise of put options. A fund, as holder of such a put option, could lose its entire investment if the prohibition remained in effect until the put option's expiration.

Foreign-traded options are subject to many of the same risks presented by internationally-traded securities. In addition, because of time differences between the United States and various foreign countries, and because different holidays are observed in different countries, foreign options markets may be open for trading during hours or on days when U.S. markets are closed. As a result, option premiums may not reflect the current prices of the underlying interest in the United States.

Over-the-counter ("OTC") options purchased by a fund and assets held to cover OTC options written by the fund may, under certain circumstances, be considered illiquid securities for purposes of any limitation on the fund's ability to invest in illiquid securities.

Investments in Miscellaneous Fixed-Income Securities

If a fund may invest in inverse floating obligations, premium securities, or interest-only or principal-only classes of mortgage-backed securities (IOs and POs), it may do so without limit. Each fund, however, currently does not intend to invest more than 15% of its assets in inverse floating obligations or more than 35% of its assets in IOs and POs under normal market conditions.

Lower-rated Securities

Each fund may invest in lower-rated fixed-income securities (commonly known as "junk bonds"). The lower ratings of certain securities held by a fund reflect a greater possibility that adverse changes in the financial condition of the issuer or in general economic conditions, or both, or an unanticipated rise in interest rates, may impair the ability of the issuer to make payments of interest and principal. The inability (or perceived inability) of issuers to make timely payment of interest and principal would likely make the values of securities held by a fund more volatile and could limit the fund's ability to sell its securities at prices approximating the values the fund had placed on such securities. In the absence of a liquid trading market for securities held by it, a fund at times may be unable to establish the fair value of such securities.

Securities ratings are based largely on the issuer's historical financial condition and the rating agencies' analysis at the time of rating. Consequently, the rating assigned to any particular security is not necessarily a reflection of the issuer's current financial condition, which may be better or worse than the rating would indicate. In addition, the rating assigned to a security by Moody's Investors Service, Inc. or Standard & Poor's (or by any other nationally recognized securities rating agency) does not reflect an assessment of the volatility of the security's market value or the liquidity of an investment in the security. See "Securities ratings."

Like those of other fixed-income securities, the values of lower-rated securities fluctuate in response to changes in interest rates. A decrease in interest rates will generally result in an increase in the value of a fund's assets. Conversely, during periods of rising interest rates, the value of a fund's assets will generally decline. The values of lower-rated securities may often be affected to a greater extent by changes in general economic conditions and business conditions affecting the issuers of such securities and their industries. Negative publicity or investor perceptions may also adversely affect the values of lower-rated securities. Changes by nationally recognized securities rating agencies in their ratings of any fixed-income security and changes in the ability of an issuer to make payments of interest and principal may also affect the value of these investments. Changes in the value of portfolio securities generally will not affect income derived from these securities, but will affect a fund's net asset value. A fund will not necessarily dispose of a security when its rating is reduced below its rating at the time of purchase. However, Putnam Management will monitor the investment to determine whether its retention will assist in meeting a fund's investment objective(s).

Issuers of lower-rated securities are often highly leveraged, so that their ability to service their debt obligations during an economic downturn or during sustained periods of rising interest rates may be impaired. Such issuers may not have more traditional methods of financing available to them and may be unable to repay outstanding obligations at maturity by refinancing. The risk of loss due to default in payment of interest or repayment of principal by such issuers is significantly greater because such securities frequently are unsecured and subordinated to the prior payment of senior indebtedness.

At times, a substantial portion of a fund's assets may be invested in an issue of which the fund, by itself or together with other funds and accounts managed by Putnam Management or its affiliates, holds all or a major portion. Although Putnam Management generally considers such securities to be liquid because of the availability of an institutional market for such securities, it is possible that, under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, a fund could find it more difficult to sell these securities when Putnam Management believes it advisable to do so or may be able to sell the securities only at prices lower than if they were more widely held. Under these circumstances, it may also be more difficult to determine the fair value of such securities for purposes of computing a fund's net asset value. In order to enforce its rights in the event of a default, a fund may be required to participate in various legal proceedings or take possession of and manage assets securing the issuer's obligations on such securities. This could increase the fund's operating expenses and adversely affect the fund's net asset value. The ability of a holder of a tax-exempt security to enforce the terms of that security in a bankruptcy proceeding may be more limited than would be the case with respect to securities of private issuers. In addition, a fund's intention to qualify as a "regulated investment company" under the Internal Revenue Code may limit the extent to which the fund may exercise its rights by taking possession of such assets.

Certain securities held by a fund may permit the issuer at its option to "call," or redeem, its securities. If an issuer were to redeem securities held by a fund during a time of declining interest rates, the fund may not be able to reinvest the proceeds in securities providing the same investment return as the securities redeemed.

Each fund may invest without limit in so-called "zero-coupon" bonds and "payment-in-kind" bonds. Zero-coupon bonds are issued at a significant discount from their principal amount in lieu of paying interest periodically. Payment-in-kind bonds allow the issuer, at its option, to make current interest payments on the bonds either in cash or in additional bonds. Because zero-coupon and payment-in-kind bonds do not pay current interest in cash, their value is subject to greater fluctuation in response to changes in market interest rates than bonds that pay interest currently. Both zero-coupon and payment-in-kind bonds allow an issuer to avoid the need to generate cash to meet current interest payments. Accordingly, such bonds may involve greater credit risks than bonds paying interest currently in cash. Each fund is required to accrue interest income on such investments and to distribute such amounts at least annually to shareholders even though such bonds do not pay current interest in cash. Thus, it may be necessary at times for a fund to liquidate investments in order to satisfy its dividend requirements.

To the extent a fund invests in securities in the lower rating categories, the achievement of the fund's goals is more dependent on Putnam Management's investment analysis than would be the case if the fund were investing in securities in the higher rating categories. This also may be true with respect to tax-exempt securities, as the amount of information about the financial condition of an issuer of tax-exempt securities may not be as extensive as that which is made available by corporations whose securities are publicly traded.

Loan Participations and Other Floating Rate Loans

Each fund may invest in "loan participations." By purchasing a loan participation, a fund acquires some or all of the interest of a bank or other lending institution in a loan to a particular borrower. Many such loans are secured, and most impose restrictive covenants which must be met by the borrower. These loans are typically made by a syndicate of banks, represented by an agent bank which has negotiated and structured the loan and which is responsible generally for collecting interest, principal, and other amounts from the borrower on its own behalf and on behalf of the other lending institutions in the syndicate, and for enforcing its and their other rights against the borrower. Each of the lending institutions, including the agent bank, lends to the borrower a portion of the total amount of the loan, and retains the corresponding interest in the loan.

A fund's ability to receive payments of principal and interest and other amounts in connection with loan participations held by it will depend primarily on the financial condition of the borrower. The failure by a fund to receive scheduled interest or principal payments on a loan participation would adversely affect the income of the fund and would likely reduce the value of its assets, which would be reflected in a reduction in the fund's net asset value. Banks and other lending institutions generally perform a credit analysis of the borrower before originating a loan or participating in a lending syndicate. In selecting the loan participations in which a fund will invest, however, Putnam Management will not rely solely on that credit analysis, but will perform its own investment analysis of the borrowers. Putnam Management's analysis may include consideration of the borrower's financial strength and managerial experience, debt coverage, additional borrowing requirements or debt maturity schedules, changing financial conditions, and responsiveness to changes in business conditions and interest rates. Putnam Management will be unable to access non-public information to which other investors in syndicated loans may have access. Because loan participations in which a fund may invest are not generally rated by independent credit rating agencies, a decision by the fund to invest in a particular loan participation will depend almost exclusively on Putnam Management's, and the original lending institution's, credit analysis of the borrower. Investments in loan participations may be of any quality, including "distressed" loans, and will be subject to a fund's credit quality policy.

Loan participations may be structured in different forms, including novations, assignments and participating interests. In a novation, a fund assumes all of the rights of a lending institution in a loan, including the right to receive payments of principal and interest and other amounts directly from the borrower and to enforce its rights as a lender directly against the borrower. The fund assumes the position of a co-lender with other syndicate members. As an alternative, a fund may purchase an assignment of a portion of a lender's interest in a loan.
In this case, the fund may be required generally to rely upon the assigning bank to demand payment and enforce its rights against the borrower, but would otherwise be entitled to all of such bank's rights in the loan. A fund may also purchase a participating interest in a portion of the rights of a lending institution in a loan. In such case, it will be entitled to receive payments of principal, interest and premium, if any, but will not generally be entitled to enforce its rights directly against the agent bank or the borrower, and must rely for that purpose on the lending institution. A fund may also acquire a loan participation directly by acting as a member of the original lending syndicate.

A fund will in many cases be required to rely upon the lending institution from which it purchases the loan participation to collect and pass on to the fund such payments and to enforce the fund's rights under the loan. As a result, an insolvency, bankruptcy or reorganization of the lending institution may delay or prevent a fund from receiving principal, interest and other amounts with respect to the underlying loan. When a fund is required to rely upon a lending institution to pay to the fund principal, interest and other amounts received by it, Putnam Management will also evaluate the creditworthiness of the lending institution.

The borrower of a loan in which a fund holds a participation interest may, either at its own election or pursuant to terms of the loan documentation, prepay amounts of the loan from time to time. There is no assurance that a fund will be able to reinvest the proceeds of any loan prepayment at the same interest rate or on the same terms as those of the original loan participation.

Corporate loans in which a fund may purchase a loan participation are made generally to finance internal growth, mergers, acquisitions, stock repurchases, leveraged buy-outs and other corporate activities. Under current market conditions, most of the corporate loan participations purchased by a fund will represent interests in loans made to finance highly leveraged corporate acquisitions, known as "leveraged buy-out" transactions. The highly leveraged capital structure of the borrowers in such transactions may make such loans especially vulnerable to adverse changes in economic or market conditions. In addition, loan participations generally are subject to restrictions on transfer, and only limited opportunities may exist to sell such participations in secondary markets. As a result, a fund may be unable to sell loan participations at a time when it may otherwise be desirable to do so or may be able to sell them only at a price that is less than their fair market value.

Certain of the loan participations acquired by a fund may involve revolving credit facilities under which a borrower may from time to time borrow and repay amounts up to the maximum amount of the facility. In such cases, a fund would have an obligation to advance its portion of such additional borrowings upon the terms specified in the loan participation. To the extent that a fund is committed to make additional loans under such a participation, it will at all times hold and maintain in a segregated account liquid assets in an amount sufficient to meet such commitments. Certain of the loan participations acquired by a fund may also involve loans made in foreign currencies. A fund's investment in such participations would involve the risks of currency fluctuations described above with respect to investments in the foreign securities.

With respect to its management of investments in floating rate loans, Putnam will normally seek to avoid receiving material, non-public information ("Confidential Information") about the issuers of floating rate loans being considered for acquisition by a fund or held in a fund's portfolio. In many instances, issuers may offer to furnish Confidential Information to prospective purchasers, and to holders, of the issuer's floating rate loans. Putnam's decision not to receive Confidential Information may place Putnam at a disadvantage relative to other investors in floating rate loans (which could have an adverse effect on the price a fund pays or receives when buying or selling loans). Also, in instances where holders of floating rate loans are asked to grant amendments, waivers or consent, Putnam's ability to assess their significance or desirability may be adversely affected. For these and other reasons, it is possible that Putnam's decision not to receive Confidential Information under normal circumstances could adversely affect a fund's investment performance.

Notwithstanding its intention generally not to receive material, non-public information with respect to its management of investments in floating rate loans, Putnam may from time to time come into possession of material, non-public information about the issuers of loans that may be held in a fund's portfolio. Possession of such information may in some instances occur despite Putnam's efforts to avoid such possession, but in other instances Putnam may choose to receive such information (for example, in connection with participation in a creditors' committee with respect to a financially distressed issuer). As, and to the extent, required by applicable law, Putnam's ability to trade in these loans for the account of a fund could potentially be limited by its possession of such information. Such limitations on Putnam's ability to trade could have an adverse effect on a fund by, for example, preventing the fund from selling a loan that is experiencing a material decline in value. In some instances, these trading restrictions could continue in effect for a substantial period of time.

In some instances, other accounts managed by Putnam may hold other securities issued by borrowers whose floating rate loans may be held in a fund's portfolio. These other securities may include, for example, debt securities that are subordinate to the floating rate loans held in a fund's portfolio, convertible debt or common or preferred equity securities. In certain circumstances, such as if the credit quality of the issuer deteriorates, the interests of holders of these other securities may conflict with the interests of the holders of the issuer's floating rate loans. In such cases, Putnam may owe conflicting fiduciary duties to a fund and other client accounts. Putnam will endeavor to carry out its obligations to all of its clients to the fullest extent possible, recognizing that in some cases certain clients may achieve a lower economic return, as a result of these conflicting client interests, than if Putnam's client accounts collectively held only a single category of the issuer's securities.

Floating Rate and Variable Rate Demand Notes

Floating rate and variable rate demand notes and bonds may have a stated maturity in excess of one year, but may have features that permit a holder to demand payment of principal plus accrued interest upon a specified number of days notice. Frequently, such obligations are secured by letters of credit or other credit support arrangements provided by banks. The issuer has a corresponding right, after a given period, to prepay in its discretion the outstanding principal of the obligation plus accrued interest upon a specific number of days notice to the holders. The interest rate of a floating rate instrument may be based on a known lending rate, such as a bank's prime rate, and is reset whenever such rate is adjusted. The interest rate on a variable rate demand note is reset at specified intervals at a market rate.

Mortgage Related and Asset-backed Securities

Mortgage-backed securities, including collateralized mortgage obligations ("CMOs") and certain stripped mortgage-backed securities represent a participation in, or are secured by, mortgage loans. Asset-backed securities are structured like mortgage-backed securities, but instead of mortgage loans or interests in mortgage loans, the underlying assets may include such items as motor vehicle installment sales or installment loan contracts, leases of various types of real and personal property and receivables from credit card agreements. The ability of an issuer of asset-backed securities to enforce its security interest in the underlying assets may be limited.

Mortgage-backed securities have yield and maturity characteristics corresponding to the underlying assets. Unlike traditional debt securities, which may pay a fixed rate of interest until maturity, when the entire principal amount comes due, payments on certain mortgage-backed securities include both interest and a partial repayment of principal. Besides the scheduled repayment of principal, repayments of principal may result from the voluntary prepayment, refinancing or foreclosure of the underlying mortgage loans. If property owners make unscheduled prepayments of their mortgage loans, these prepayments will result in early payment of the applicable mortgage-related securities. In that event a fund may be unable to invest the proceeds from the early payment of the mortgage-related securities in an investment that provides as high a yield as the mortgage-related securities. Consequently, early payment associated with mortgage-related securities may cause these securities to experience significantly greater price and yield volatility than that experienced by traditional fixed-income securities. The occurrence of mortgage prepayments is affected by factors including the level of interest rates, general economic conditions, the location and age of the mortgage and other social and demographic conditions. During periods of falling interest rates, the rate of mortgage prepayments tends to increase, thereby tending to decrease the life of mortgage-related securities. During periods of rising interest rates, the rate of mortgage prepayments usually decreases, thereby tending to increase the life of mortgage-related securities. If the life of a mortgage-related security is inaccurately predicted, a fund may not be able to realize the rate of return it expected.

Mortgage-backed and asset-backed securities are less effective than other types of securities as a means of "locking in" attractive long-term interest rates. One reason is the need to reinvest prepayments of principal; another is the possibility of significant unscheduled prepayments resulting from declines in interest rates.
These prepayments would have to be reinvested at lower rates. As a result, these securities may have less potential for capital appreciation during periods of declining interest rates than other securities of comparable maturities, although they may have a similar risk of decline in market value during periods of rising interest rates. Prepayments may also significantly shorten the effective maturities of these securities, especially during periods of declining interest rates.

Conversely, during periods of rising interest rates, a reduction in prepayments may increase the effective maturities of these securities, subjecting them to a greater risk of decline in market value in response to rising interest rates than traditional debt securities, and, therefore, potentially increasing the volatility of a fund.

Prepayments may cause losses on securities purchased at a premium. At times, some mortgage-backed and asset-backed securities will have higher than market interest rates and therefore will be purchased at a premium above their par value.

CMOs may be issued by a U.S. government agency or instrumentality or by a private issuer. Although payment of the principal of, and interest on, the underlying collateral securing privately issued CMOs may be guaranteed by the U.S. government or its agencies or instrumentalities, these CMOs represent obligations solely of the private issuer and are not insured or guaranteed by the U.S. government, its agencies or instrumentalities or any other person or entity.

Prepayments could cause early retirement of CMOs. CMOs are designed to reduce the risk of prepayment for investors by issuing multiple classes of securities, each having different maturities, interest rates and payment schedules, and with the principal and interest on the underlying mortgages allocated among the several classes in various ways. Payment of interest or principal on some classes or series of CMOs may be subject to contingencies or some classes or series may bear some or all of the risk of default on the underlying mortgages. CMOs of different classes or series are generally retired in sequence as the underlying mortgage loans in the mortgage pool are repaid. If enough mortgages are repaid ahead of schedule, the classes or series of a CMO with the earliest maturities generally will be retired prior to their maturities.

Thus, the early retirement of particular classes or series of a CMO would have the same effect as the prepayment of mortgages underlying other mortgage-backed securities. Conversely, slower than anticipated prepayments can extend the effective maturities of CMOs, subjecting them to a greater risk of decline in market value in response to rising interest rates than traditional debt securities, and, therefore, potentially increasing their volatility.

Prepayments could result in losses on stripped mortgage-backed securities. Stripped mortgage-backed securities are usually structured with two classes that receive different portions of the interest and principal distributions on a pool of mortgage loans. The yield to maturity on an interest only or "IO" class of stripped mortgage-backed securities is extremely sensitive not only to changes in prevailing interest rates but also to the rate of principal payments (including prepayments) on the underlying assets. A rapid rate of principal prepayments may have a measurable adverse effect on a fund's yield to maturity to the extent it invests in IOs. If the assets underlying the IO experience greater than anticipated prepayments of principal, a fund may fail to recoup fully its initial investment in these securities. Conversely, principal only or "POs" tend to increase in value if prepayments are greater than anticipated and decline if prepayments are slower than anticipated.

The secondary market for stripped mortgage-backed securities may be more volatile and less liquid than that for other mortgage-backed securities, potentially limiting a fund's ability to buy or sell those securities at any particular time.

Hybrid Instruments

These instruments are generally considered derivatives and include indexed or structured securities, and combine the elements of futures contracts or options with those of debt, preferred equity or a depository instrument. A hybrid instrument may be a debt security, preferred stock, warrant, convertible security, certificate of deposit or other evidence of indebtedness on which a portion of or all interest payments, and/or the principal or stated amount payable at maturity, redemption or retirement, is determined by reference to prices, changes in prices, or differences between prices, of securities, currencies, intangibles, goods, articles or commodities (collectively, "underlying assets"), or by another objective index, economic factor or other measure, including interest rates, currency exchange rates, or commodities or securities indices (collectively, "benchmarks"). Hybrid instruments may take a number of forms, including, but not limited to, debt instruments with interest or principal payments or redemption terms determined by reference to the value of an index at a future time, preferred stock with dividend rates determined by reference to the value of a currency, or convertible securities with the conversion terms related to a particular commodity.

The risks of investing in hybrid instruments reflect a combination of the risks of investing in securities, options, futures and currencies.
An investment in a hybrid instrument may entail significant risks that are not associated with a similar investment in a traditional debt instrument that has a fixed principal amount, is denominated in U.S. dollars or bears interest either at a fixed rate or a floating rate determined by reference to a common, nationally published benchmark. The risks of a particular hybrid instrument will depend upon the terms of the instrument, but may include the possibility of significant changes in the benchmark(s) or the prices of the underlying assets to which the instrument is linked. Such risks generally depend upon factors unrelated to the operations or credit quality of the issuer of the hybrid instrument, which may not be foreseen by the purchaser, such as economic and political events, the supply and demand of the underlying assets and interest rate movements. Hybrid instruments may be highly volatile and their use by a fund may not be successful.

Hybrid instruments may bear interest or pay preferred dividends at below market (or even relatively nominal) rates. Alternatively, hybrid instruments may bear interest at above market rates but bear an increased risk of principal loss (or gain). The latter scenario may result if "leverage" is used to structure the hybrid instrument. Leverage risk occurs when the hybrid instrument is structured so that a given change in a benchmark or underlying asset is multiplied to produce a greater value change in the hybrid instrument, thereby magnifying the risk of loss as well as the potential for gain.

Hybrid instruments can be an efficient means of creating exposure to a particular market, or segment of a market, with the objective of enhancing total return. For example, a fund may wish to take advantage of expected declines in interest rates in several European countries, but avoid the transaction costs associated with buying and currency-hedging the foreign bond positions. One solution would be to purchase a U.S. dollar-denominated hybrid instrument whose redemption price is linked to the average three year interest rate in a designated group of countries. The redemption price formula would provide for payoffs of less than par if rates were above the specified level. Furthermore, a fund could limit the downside risk of the security by establishing a minimum redemption price so that the principal paid at maturity could not be below a predetermined minimum level if interest rates were to rise significantly. The purpose of this arrangement, known as a structured security with an embedded put option, would be to give the fund the desired European bond exposure while avoiding currency risk, limiting downside market risk, and lowering transaction costs. Of course, there is no guarantee that the strategy will be successful and a fund could lose money if, for example, interest rates do not move as anticipated or credit problems develop with the issuer of the hybrid instrument.

Hybrid instruments are potentially more volatile and carry greater market risks than traditional debt instruments. Depending on the structure of the particular hybrid instrument, changes in a benchmark may be magnified by the terms of the hybrid instrument and have an even more dramatic and substantial effect upon the value of the hybrid instrument. Also, the prices of the hybrid instrument and the benchmark or underlying asset may not move in the same direction or at the same time.

Hybrid instruments may also carry liquidity risk since the instruments are often "customized" to meet the portfolio needs of a particular investor, and therefore, the number of investors that are willing and able to buy such instruments in the secondary market may be smaller than that for more traditional debt securities. Under certain conditions, the redemption value of such an investment could be zero. In addition, because the purchase and sale of hybrid investments could take place in an over-the-counter market without the guarantee of a central clearing organization, or in a transaction between the fund and the issuer of the hybrid instrument, the creditworthiness of the counterparty of the issuer of the hybrid instrument would be an additional risk factor a fund would have to consider and monitor. Hybrid instruments also may not be subject to regulation by the CFTC, which generally regulates the trading of commodity futures by U.S. persons, the SEC, which regulates the offer and sale of securities by and to U.S. persons, or any other governmental regulatory authority.

Structured investments. A structured investment is a security having a return tied to an underlying index or other security or asset class. Structured investments generally are individually negotiated agreements and may be traded over-the-counter. Structured investments are organized and operated to restructure the investment characteristics of the underlying security. This restructuring involves the deposit with or purchase by an entity, such as a corporation or trust, or specified instruments (such as commercial bank loans) and the issuance by that entity or one or more classes of securities ("structured securities") backed by, or representing interests in, the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly issued structured securities to create securities with different investment characteristics, such as varying maturities, payment priorities and interest rate provisions, and the extent of such payments made with respect to structured securities is dependent on the extent of the cash flow on the underlying instruments. Because structured securities typically involve no credit enhancement, their credit risk generally will be equivalent to that of the underlying instruments. Investments in structured securities are generally of a class of structured securities that is either subordinated or unsubordinated to the right of payment of another class. Subordinated structured securities typically have higher yields and present greater risks than unsubordinated structured securities. Structured securities are typically sold in private placement transactions, and there currently is no active trading market for structured securities. Investments in government and government-related and restructured debt instruments are subject to special risks, including the inability or unwillingness to repay principal and interest, requests to reschedule or restructure outstanding debt and requests to extend additional loan amounts.

Securities of Other Investment Companies. Securities of other investment companies, including shares of open- and closed-end investment companies and unit investment trusts (which may include exchange-traded funds ("ETFs")), represent interests in collective investment portfolios that, in turn, invest directly in underlying instruments. The fund may invest in other investment companies when it has more uninvested cash than Putnam Management believes is advisable, when it receives cash collateral from securities lending arrangements, when there is a shortage of direct investments available, or when Putnam Management believes that investment companies offer attractive values.

Investment companies may be structured to perform in a similar fashion to a broad-based securities index or may focus on a particular strategy or class of assets. ETFs typically seek to track the performance or dividend yield of specific indexes or companies in related industries. These indexes may be broad-based, sector-based or international. Investing in investment companies involves substantially the same risks as investing directly in the underlying instruments, but also involves expenses at the investment company-level, such as portfolio management fees and operating expenses. These expenses are in addition to the fees and expenses of the fund itself, which may lead to duplication of expenses while the fund owns another investment company's shares. In addition, investing in investment companies involves the risk that they will not perform in exactly the same fashion, or in response to the same factors, as the underlying instruments or index. To the extent the fund invests in other investment companies that are professionally managed, its performance will also depend on the investment and research abilities of investment managers other than Putnam Management.

Open-end investment companies typically offer their shares continuously at net asset value plus any applicable sales charge and stand ready to redeem shares upon shareholder request. The shares of certain other types of investment companies, such as ETFs and closed-end investment companies, typically trade on a stock exchange or over-the-counter at a premium or a discount to their net asset value. In the case of closed-end investment companies, the number of shares is typically fixed. The securities of closed-end investment companies and ETFs carry the risk that the price the fund pays or receives may be higher or lower than the investment company's net asset value. ETFs and closed-end investment companies are also subject to certain additional risks, including the risks of illiquidity and of possible trading halts due to market conditions or other reasons, based on the policies of the relevant exchange. The shares of investment companies, particularly closed-end investment companies, may also be leveraged, which would increase the volatility of the fund's net asset value.

The extent to which the fund can invest in securities of other investment companies, including EFTs, is generally limited by federal securities laws.

Tax-exempt Securities

General description. As used in this SAI, the term "Tax-exempt securities" includes debt obligations issued by a state, its political subdivisions (for example, counties, cities, towns, villages, districts and authorities) and their agencies, instrumentalities or other governmental units, the interest from which is, in the opinion of bond counsel, exempt from federal income tax and the corresponding state's personal income tax. Such obligations are issued to obtain funds for various public purposes, including the construction of a wide range of public facilities, such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which Tax-exempt securities may be issued include the refunding of outstanding obligations or the payment of general operating expenses.

Short-term Tax-exempt securities are generally issued by state and local governments and public authorities as interim financing in anticipation of tax collections, revenue receipts or bond sales to finance such public purposes.

In addition, certain types of "private activity" bonds may be issued by public authorities to finance projects such as privately operated housing facilities; certain local facilities for supplying water, gas or electricity; sewage or solid waste disposal facilities; student loans; or public or private institutions for the construction of educational, hospital, housing and other facilities. Such obligations are included within the term Tax-exempt securities if the interest paid thereon is, in the opinion of bond counsel, exempt from federal income tax and state personal income tax (such interest may, however, be subject to federal alternative minimum tax). Other types of private activity bonds, the proceeds of which are used for the construction, repair or improvement of, or to obtain equipment for, privately operated industrial or commercial facilities, may also constitute Tax-exempt securities, although the current federal tax laws place substantial limitations on the size of such issues.

Stand-by commitments. When a fund purchases Tax-exempt securities, it has the authority to acquire stand-by commitments from banks and broker-dealers with respect to those Tax-exempt securities. A stand-by commitment may be considered a security independent of the Tax-exempt security to which it relates. The amount payable by a bank or dealer during the time a stand-by commitment is exercisable, absent unusual circumstances, would be substantially the same as the market value of the underlying Tax-exempt security to a third party at any time. A fund expects that stand-by commitments generally will be available without the payment of direct or indirect consideration. A fund does not expect to assign any value to stand-by commitments.

Yields. The yields on Tax-exempt securities depend on a variety of factors, including general money market conditions, effective marginal tax rates, the financial condition of the issuer, general conditions of the Tax-exempt security market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The ratings of nationally recognized securities rating agencies represent their opinions as to the credit quality of the Tax-exempt securities which they undertake to rate. It should be emphasized, however, that ratings are general and are not absolute standards of quality. Consequently, Tax-exempt securities with the same maturity and interest rate but with different ratings may have the same yield. Yield disparities may occur for reasons not directly related to the investment quality of particular issues or the general movement of interest rates and may be due to such factors as changes in the overall demand or supply of various types of Tax-exempt securities or changes in the investment objectives of investors. Subsequent to purchase by a fund, an issue of Tax-exempt securities or other investments may cease to be rated, or its rating may be reduced below the minimum rating required for purchase by the fund. Neither event will require the elimination of an investment from a fund's portfolio, but Putnam Management will consider such an event in its determination of whether a fund should continue to hold an investment in its portfolio.

"Moral obligation" bonds. Each fund does not currently intend to invest in so-called "moral obligation" bonds, where repayment is backed by a moral commitment of an entity other than the issuer, unless the credit of the issuer itself, without regard to the "moral obligation," meets the investment criteria established for investments by a fund.

Municipal leases. Each fund may acquire participations in lease obligations or installment purchase contract obligations (collectively, "lease obligations") of municipal authorities or entities. Lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged. Certain of these lease obligations contain "non-appropriation" clauses, which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. In the case of a "non-appropriation" lease, a fund's ability to recover under the lease in the event of non-appropriation or default will be limited solely to the repossession of the leased property, and in any event, foreclosure of that property might prove difficult.

Inverse Floaters have variable interest rates that typically move in the opposite direction from movements in prevailing short-term interest rate levels--rising when prevailing short-term interest rate fall, and vice versa. The prices of inverse floaters can be considerably more volatile than the prices of bonds with comparable maturities.

Additional risks. Securities in which a fund may invest, including Tax-exempt securities, are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the federal Bankruptcy Code (including special provisions related to municipalities and other public entities), and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations. There is also the possibility that, as a result of litigation or other conditions, the power, ability or willingness of issuers to meet their obligations for the payment of interest and principal on their Tax-exempt securities may be materially affected.

From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on debt obligations issued by states and their political subdivisions. Federal tax laws limit the types and amounts of tax-exempt bonds issuable for certain purposes, especially industrial development bonds and private activity bonds. Such limits may affect the future supply and yields of these types of Tax-exempt securities. Further proposals limiting the issuance of Tax-exempt securities may well be introduced in the future. If it appeared that the availability of Tax-exempt securities for investment by a fund and the value of a fund's portfolio could be materially affected by such changes in law, the Trustees of a fund would reevaluate its investment objective and policies and consider changes in the structure of a fund or its dissolution.

Convertible Securities

Convertible securities include bonds, debentures, notes, preferred stocks and other securities that may be converted into or exchanged for, at a specific price or formula within a particular period of time, a prescribed amount of common stock or other equity securities of the same or a different issuer. Convertible securities entitle the holder to receive interest paid or accrued on debt or dividends paid or accrued on preferred stock until the security matures or is redeemed, converted or exchanged.

The market value of a convertible security is a function of its "investment value" and its "conversion value." A security's "investment value" represents the value of the security without its conversion feature (i.e., a nonconvertible fixed income security). The investment value may be determined by reference to its credit quality and the current value of its yield to maturity or probable call date. At any given time, investment value is dependent upon such factors as the general level of interest rates, the yield of similar nonconvertible securities, the financial strength of the issuer and the seniority of the security in the issuer's capital structure. A security's "conversion value" is determined by multiplying the number of shares the holder is entitled to receive upon conversion or exchange by the current price of the underlying security.

If the conversion value of a convertible security is significantly below its investment value, the convertible security will trade like nonconvertible debt or preferred stock and its market value will not be influenced greatly by fluctuations in the market price of the underlying security. Conversely, if the conversion value of a convertible security is near or above its investment value, the market value of the convertible security will be more heavily influenced by fluctuations in the market price of the underlying security.

A fund's investments in convertible securities may at times include securities that have a mandatory conversion feature, pursuant to which the securities convert automatically into common stock or other equity securities at a specified date and a specified conversion ratio, or that are convertible at the option of the issuer. Because conversion of the security is not at the option of the holder, a fund may be required to convert the security into the underlying common stock even at times when the value of the underlying common stock or other equity security has declined substantially.

A fund's investments in convertible securities, particularly securities that are convertible into securities of an issuer other than the issuer of the convertible security, may be illiquid. A fund may not be able to dispose of such securities in a timely fashion or for a fair price, which could result in losses to the fund.

Alternative Investment Strategies

Under normal market conditions, each fund seeks to remain fully invested and to minimize its cash holdings. However, at times Putnam Management may judge that market conditions make pursuing a fund's investment strategies inconsistent with the best interests of its shareholders. Putnam Management then may temporarily use alternative strategies that are mainly designed to limit the fund's losses. In implementing these strategies, the funds may invest primarily in debt securities, preferred stocks, U.S. Government and agency obligations, cash or money market instruments, or any other securities Putnam Management considers consistent with such defensive strategies.

Money market instruments, or short-term debt instruments, consist of obligations such as commercial paper, bank obligations (i.e., certificates of deposit and bankers' acceptances), repurchase agreements and various government obligations, such as Treasury bills. These instruments have a remaining maturity of one year or less and are generally of high credit quality. Money market instruments may be structured to be, or may employ a trust or other form so that they are, eligible investments for money market funds. For example, put features can be used to modify the maturity of a security or interest rate adjustment features can be used to enhance price stability. If a structure fails to function as intended, adverse tax or investment consequences may result. Neither the Internal Revenue Service (IRS) nor any other regulatory authority has ruled definitively on certain legal issues presented by certain structured securities. Future tax or other regulatory determinations could adversely affect the value, liquidity, or tax treatment of the income received from these securities or the nature and timing of distributions made by the funds.

Private Placements and Restricted Securities

A fund may invest in securities that are purchased in private placements and, accordingly, are subject to restrictions on resale as a matter of contract or under federal securities laws. Because there may be relatively few potential purchasers for such investments, especially under adverse market or economic conditions or in the event of adverse changes in the financial condition of the issuer, a fund could find it more difficult to sell such securities when Putnam Management believes it advisable to do so or may be able to sell such securities only at prices lower than if such securities were more widely held. At times, it may also be more difficult to determine the fair value of such securities for purposes of computing the fund's net asset value.

While such private placements may often offer attractive opportunities for investment not otherwise available on the open market, the securities so purchased are often "restricted securities," i.e., securities which cannot be sold to the public without registration under the Securities Act of 1933 or the availability of an exemption from registration (such as Rules 144 or 144A), or which are "not readily marketable" because they are subject to other legal or contractual delays in or restrictions on resale.

The absence of a trading market can make it difficult to ascertain a market value for illiquid investments. Disposing of illiquid investments may involve time-consuming negotiation and legal expenses, and it may be difficult or impossible for a fund to sell them promptly at an acceptable price. A fund may have to bear the extra expense of registering such securities for resale and the risk of substantial delay in effecting such registration. Also market quotations are less readily available. The judgment of Putnam Management may at times play a greater role in valuing these securities than in the case of publicly traded securities.

Generally speaking, restricted securities may be sold only to qualified institutional buyers, or in a privately negotiated transaction to a limited number of purchasers, or in limited quantities after they have been held for a specified period of time and other conditions are met pursuant to an exemption from registration, or in a public offering for which a registration statement is in effect under the Securities Act of 1933. A fund may be deemed to be an "underwriter" for purposes of the Securities Act of 1933 when selling restricted securities to the public, and in such event the fund may be liable to purchasers of such securities if the registration statement prepared by the issuer, or the prospectus forming a part of it, is materially inaccurate or misleading.

The SEC Staff currently takes the view that any delegation by the Trustees of the authority to determine that a restricted security is readily marketable (as described in the investment restrictions of the funds) must be pursuant to written procedures established by the Trustees and the Trustees have delegated such authority to Putnam Management.

Futures Contracts and Related Options

Subject to applicable law each fund may invest without limit in futures contracts and related options for hedging and non-hedging purposes, such as to manage the effective duration of the fund's portfolio or as a substitute for direct investment. A financial futures contract sale creates an obligation by the seller to deliver the type of financial instrument called for in the contract in a specified delivery month for a stated price. A financial futures contract purchase creates an obligation by the purchaser to take delivery of the type of financial instrument called for in the contract in a specified delivery month at a stated price. The specific instruments delivered or taken, respectively, at settlement date are not determined until on or near that date. The determination is made in accordance with the rules of the exchange on which the futures contract sale or purchase was made. Futures contracts are traded in the United States only on commodity exchanges or boards of trade--known as "contract markets"--approved for such trading by the Commodity Futures Trading Commission (the "CFTC"), and must be executed through a futures commission merchant or brokerage firm which is a member of the relevant contract market.

Although futures contracts (other than index futures) by their terms call for actual delivery or acceptance of commodities or securities, in most cases the contracts are closed out before the settlement date without the making or taking of delivery. Closing out a futures contract sale is effected by purchasing a futures contract for the same aggregate amount of the specific type of financial instrument or commodity with the same delivery date. If the price of the initial sale of the futures contract exceeds the price of the offsetting purchase, the seller is paid the difference and realizes a gain. Conversely, if the price of the offsetting purchase exceeds the price of the initial sale, the seller realizes a loss. If a fund is unable to enter into a closing transaction, the amount of the fund's potential loss is unlimited. The closing out of a futures contract purchase is effected by the purchaser's entering into a futures contract sale. If the offsetting sale price exceeds the purchase price, the purchaser realizes a gain, and if the purchase price exceeds the offsetting sale price, he realizes a loss. In general, 40% of the gain or loss arising from the closing out of a futures contract traded on an exchange approved by the CFTC is treated as short-term gain or loss, and 60% is treated as long-term gain or loss.

Unlike when a fund purchases or sells a security, no price is paid or received by a fund upon the purchase or sale of a futures contract. Upon entering into a contract, a fund is required to deposit with its custodian in a segregated account in the name of the futures broker an amount of liquid assets. This amount is known as "initial margin." The nature of initial margin in futures transactions is different from that of margin in security transactions in that futures contract margin does not involve the borrowing of funds to finance the transactions. Rather, initial margin is similar to a performance bond or good faith deposit which is returned to a fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. Futures contracts also involve brokerage costs.

Subsequent payments, called "variation margin" or "maintenance margin," to and from the broker (or the custodian) are made on a daily basis as the price of the underlying security or commodity fluctuates, making the long and short positions in the futures contract more or less valuable, a process known as "marking to the market." For example, when a fund has purchased a futures contract on a security and the price of the underlying security has risen, that position will have increased in value and the fund will receive from the broker a variation margin payment based on that increase in value. Conversely, when a fund has purchased a security futures contract and the price of the underlying security has declined, the position would be less valuable and the fund would be required to make a variation margin payment to the broker.

A fund may elect to close some or all of its futures positions at any time prior to their expiration in order to reduce or eliminate a hedge position then currently held by the fund. The fund may close its positions by taking opposite positions which will operate to terminate the fund's position in the futures contracts. Final determinations of variation margin are then made, additional cash is required to be paid by or released to the fund, and the fund realizes a loss or a gain. Such closing transactions involve additional commission costs.

Each fund does not intend to purchase or sell futures or related options for other than hedging purposes, if, as a result, the sum of the initial margin deposits on a fund's existing futures and related options positions and premiums paid for outstanding options on futures contracts would exceed 5% of a fund's net assets.

Each fund has claimed an exclusion from the definition of the term "commodity pool operator" under the Commodity Exchange Act (the "CEA"), and therefore, is not subject to registration or regulation as a pool operator under the CEA.

Options on futures contracts. Each fund may purchase and write call and put options on futures contracts it may buy or sell and enter into closing transactions with respect to such options to terminate existing positions. In return for the premium paid, options on futures contracts give the purchaser the right to assume a position in a futures contract at the specified option exercise price at any time during the period of the option. A fund may use options on futures contracts in lieu of writing or buying options directly on the underlying securities or purchasing and selling the underlying futures contracts. For example, to hedge against a possible decrease in the value of its portfolio securities, a fund may purchase put options or write call options on futures contracts rather than selling futures contracts. Similarly, a fund may purchase call options or write put options on futures contracts as a substitute for the purchase of futures contracts to hedge against a possible increase in the price of securities which the fund expects to purchase. Such options generally operate in the same manner as options purchased or written directly on the underlying investments.

As with options on securities, the holder or writer of an option may terminate his position by selling or purchasing an offsetting option. There is no guarantee that such closing transactions can be effected.

A fund will be required to deposit initial margin and maintenance margin with respect to put and call options on futures contracts written by it pursuant to brokers' requirements similar to those described above in connection with the discussion of futures contracts.

Risks of transactions in futures contracts and related options. Successful use of futures contracts by a fund is subject to Putnam Management's ability to predict movements in various factors affecting securities markets, including interest rates. Compared to the purchase or sale of futures contracts, the purchase of call or put options on futures contracts involves less potential risk to a fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the purchase of a call or put option on a futures contract would result in a loss to a fund when the purchase or sale of a futures contract would not, such as when there is no movement in the prices of the hedged investments. The writing of an option on a futures contract involves risks similar to those risks relating to the sale of futures contracts.

The use of options and futures strategies also involves the risk of imperfect correlation among movements in the prices of the securities underlying the futures and options purchased and sold by a fund, of the options and futures contracts themselves, and, in the case of hedging transactions, of the securities which are the subject of a hedge. The successful use of these strategies further depends on the ability of Putnam Management to forecast interest rates and market movements correctly.

There is no assurance that higher than anticipated trading activity or other unforeseen events might not, at times, render certain market clearing facilities inadequate, and thereby result in the institution by exchanges of special procedures which may interfere with the timely execution of customer orders.

To reduce or eliminate a position held by a fund, a fund may seek to close out such a position. The ability to establish and close out positions will be subject to the development and maintenance of a liquid secondary market. It is not certain that this market will develop or continue to exist for a particular futures contract or option. Reasons for the absence of a liquid secondary market on an exchange include the following: (i) there may be insufficient trading interest in certain contracts or options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of contracts or options, or underlying securities; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or a clearing corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of contracts or options (or a particular class or series of contracts or options), in which event the secondary market on that exchange for such contracts or options (or in the class or series of contracts or options) would cease to exist, although outstanding contracts or options on the exchange that had been issued by a clearing corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

U.S. Treasury security futures contracts and options. U.S. Treasury security futures contracts require the seller to deliver, or the purchaser to take delivery of, the type of U.S. Treasury security called for in the contract at a specified date and price. Options on U.S. Treasury security futures contracts give the purchaser the right in return for the premium paid to assume a position in a U.S. Treasury security futures contract at the specified option exercise price at any time during the period of the option.

Successful use of U.S. Treasury security futures contracts by a fund is subject to Putnam Management's ability to predict movements in the direction of interest rates and other factors affecting markets for debt securities. For example, if a fund has sold U.S. Treasury security futures contracts in order to hedge against the possibility of an increase in interest rates which would adversely affect securities held in its portfolio, and the prices of the fund's securities increase instead as a result of a decline in interest rates, the fund will lose part or all of the benefit of the increased value of its securities which it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if a fund has insufficient cash, it may have to sell securities to meet daily maintenance margin requirements at a time when it may be disadvantageous to do so.

There is also a risk that price movements in U.S. Treasury security futures contracts and related options will not correlate closely with price movements in markets for particular securities. For example, if a fund has hedged against a decline in the values of tax-exempt securities held by it by selling Treasury security futures and the values of Treasury securities subsequently increase while the values of its tax-exempt securities decrease, the fund would incur losses on both the Treasury security futures contracts written by it and the tax-exempt securities held in its portfolio.

Index futures contracts. An index futures contract is a contract to buy or sell units of an index at a specified future date at a price agreed upon when the contract is made. Entering into a contract to buy units of an index is commonly referred to as buying or purchasing a contract or holding a long position in the index. Entering into a contract to sell units of an index is commonly referred to as selling a contract or holding a short position. A unit is the current value of the index. A fund may enter into stock index futures contracts, debt index futures contracts, or other index futures contracts appropriate to its objective(s). A fund may also purchase and sell options on index futures contracts.

For example, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The S&P 500 assigns relative weightings to the common stocks included in the Index, and the value fluctuates with changes in the market values of those common stocks. In the case of the S&P 500, contracts are to buy or sell 500 units. Thus, if the value of the S&P 500 were $150, one contract would be worth $75,000 (500 units x $150). The stock index futures contract specifies that no delivery of the actual stocks making up the index will take place. Instead, settlement in cash must occur upon the termination of the contract, with the settlement being the difference between the contract price and the actual level of the stock index at the expiration of the contract. For example, if a fund enters into a futures contract to buy 500 units of the S&P 500 at a specified future date at a contract price of $150 and the S&P 500 is at $154 on that future date, the fund will gain $2,000 (500 units x gain of $4). If a fund enters into a futures contract to sell 500 units of the stock index at a specified future date at a contract price of $150 and the S&P 500 is at $152 on that future date, the fund will lose $1,000 (500 units x loss of $2).

There are several risks in connection with the use by a fund of index futures. One risk arises because of the imperfect correlation between movements in the prices of the index futures and movements in the prices of securities which are the subject of the hedge. Putnam Management will, however, attempt to reduce this risk by buying or selling, to the extent possible, futures on indices the movements of which will, in its judgment, have a significant correlation with movements in the prices of the securities sought to be hedged.

Successful use of index futures by a fund is also subject to Putnam Management's ability to predict movements in the direction of the market. For example, it is possible that, where a fund has sold futures to hedge its portfolio against a decline in the market, the index on which the futures are written may advance and the value of securities held in the fund's portfolio may decline. If this occurred, a fund would lose money on the futures and also experience a decline in value in its portfolio securities. It is also possible that, if a fund has hedged against the possibility of a decline in the market adversely affecting securities held in its portfolio and securities prices increase instead, the fund will lose part or all of the benefit of the increased value of those securities it has hedged because it will have offsetting losses in its futures positions. In addition, in such situations, if a fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements at a time when it is disadvantageous to do so.

In addition to the possibility that there may be an imperfect correlation, or no correlation at all, between movements in the index futures and the portion of the portfolio being hedged, the prices of index futures may not correlate perfectly with movements in the underlying index due to certain market distortions. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions which could distort the normal relationship between the index and futures markets. Second, margin requirements in the futures market are less onerous than margin requirements in the securities market, and as a result the futures market may attract more speculators than the securities market does. Increased participation by speculators in the futures market may also cause temporary price distortions. Due to the possibility of price distortions in the futures market and also because of the imperfect correlation between movements in the index and movements in the prices of index futures, even a correct forecast of general market trends by Putnam Management may still not result in a profitable position over a short time period.

Options on stock index futures. Options on index futures are similar to options on securities except that options on index futures give the purchaser the right, in return for the premium paid, to assume a position in an index futures contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account which represents the amount by which the market price of the index futures contract, at exercise, exceeds (in the case of a call) or is less than (in the case of a put) the exercise price of the option on the index future. If an option is exercised on the last trading day prior to its expiration date, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and the closing level of the index on which the future is based on the expiration date. Purchasers of options who fail to exercise their options prior to the exercise date suffer a loss of the premium paid.

Options on Indices

As an alternative to purchasing call and put options on index futures, each fund may purchase and sell call and put options on the underlying indices themselves. Such options would be used in a manner identical to the use of options on index futures.

Index Warrants

Each fund may purchase put warrants and call warrants whose values vary depending on the change in the value of one or more specified securities indices ("index warrants"). Index warrants are generally issued by banks or other financial institutions and give the holder the right, at any time during the term of the warrant, to receive upon exercise of the warrant a cash payment from the issuer based on the value of the underlying index at the time of exercise. In general, if the value of the underlying index rises above the exercise price of the index warrant, the holder of a call warrant will be entitled to receive a cash payment from the issuer upon exercise based on the difference between the value of the index and the exercise price of the warrant; if the value of the underlying index falls, the holder of a put warrant will be entitled to receive a cash payment from the issuer upon exercise based on the difference between the exercise price of the warrant and the value of the index. The holder of a warrant would not be entitled to any payments from the issuer at any time when, in the case of a call warrant, the exercise price is greater than the value of the underlying index, or, in the case of a put warrant, the exercise price is less than the value of the underlying index. If a fund were not to exercise an index warrant prior to its expiration, then the fund would lose the amount of the purchase price paid by it for the warrant.

A fund will normally use index warrants in a manner similar to its use of options on securities indices. The risks of a fund's use of index warrants are generally similar to those relating to its use of index options. Unlike most index options, however, index warrants are issued in limited amounts and are not obligations of a regulated clearing agency, but are backed only by the credit of the bank or other institution which issues the warrant. Also, index warrants generally have longer terms than index options. Although a fund will normally invest only in exchange-listed warrants, index warrants are not likely to be as liquid as certain index options backed by a recognized clearing agency. In addition, the terms of index warrants may limit a fund's ability to exercise the warrants at such time, or in such quantities, as the fund would otherwise wish to do.

Short-term Trading

In seeking each fund's objective(s), Putnam Management will buy or sell portfolio securities whenever Putnam Management believes it appropriate to do so. From time to time a fund will buy securities intending to seek short-term trading profits. A change in the securities held by a fund is known as "portfolio turnover" and generally involves some expense to the fund. This expense may include brokerage commissions or dealer markups and other transaction costs on both the sale of securities and the reinvestment of the proceeds in other securities. If sales of portfolio securities cause a fund to realize net short-term capital gains, such gains will be taxable as ordinary income. As a result of a fund's investment policies, under certain market conditions a fund's portfolio turnover rate may be higher than that of other mutual funds. Portfolio turnover rate for a fiscal year is the ratio of the lesser of purchases or sales of portfolio securities to the monthly average of the value of portfolio securities--excluding securities whose maturities at acquisition were one year or less. A fund's portfolio turnover rate is not a limiting factor when Putnam Management considers a change in a fund's portfolio.

Securities Loans

Each fund may make secured loans of its portfolio securities, on either a short-term or long-term basis, amounting to not more than 25% of its total assets, thereby realizing additional income. The risks in lending portfolio securities, as with other extensions of credit, consist of possible delay in recovery of the securities or possible loss of rights in the collateral should the borrower fail financially. As a matter of policy, securities loans are made to broker-dealers pursuant to agreements requiring that the loans be continuously secured by collateral consisting of cash or short-term debt obligations at least equal at all times to the value of the securities on loan, "marked-to-market" daily. The borrower pays to a fund an amount equal to any dividends or interest received on securities lent. The fund retains all or a portion of the interest received on investment of the cash collateral or receives a fee from the borrower. Although voting rights, or rights to consent, with respect to the loaned securities may pass to the borrower, the fund retains the right to call the loans at any time on reasonable notice, and it will do so to enable the fund to exercise voting rights on any matters materially affecting the investment. The fund may also call such loans in order to sell the securities.

Repurchase Agreements

Each fund may enter into repurchase agreements, amounting to not more than 25% of its total assets. A repurchase agreement is a contract under which a fund acquires a security for a relatively short period (usually not more than one week) subject to the obligation of the seller to repurchase and the fund to resell such security at a fixed time and price (representing the fund's cost plus interest). It is each fund's present intention to enter into repurchase agreements only with commercial banks and registered broker-dealers and only with respect to obligations of the U.S. government or its agencies or instrumentalities.
 Repurchase agreements may also be viewed as loans made by a fund which are collateralized by the securities subject to repurchase. Putnam Management will monitor such transactions to ensure that the value of the underlying securities will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor. If the seller defaults, a fund could realize a loss on the sale of the underlying security to the extent that the proceeds of the sale including accrued interest are less than the resale price provided in the agreement including interest. In addition, if the seller should be involved in bankruptcy or insolvency proceedings, a fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the fund is treated as an unsecured creditor and required to return the underlying collateral to the seller's estate.

Pursuant to an exemptive order issued by the Securities and Exchange Commission, a fund may transfer uninvested cash balances into a joint account, along with cash of other Putnam funds and certain other accounts. These balances may be invested in one or more repurchase agreements and/or short-term money market instruments.

Forward Commitments

Each fund may enter into contracts to purchase securities for a fixed price at a future date beyond customary settlement time ("forward commitments") if a fund sets aside, on the books and records of its custodian, liquid assets in an amount sufficient to meet the purchase price, or if a fund enters into offsetting contracts for the forward sale of other securities it owns. In the case of to-be-announced ("TBA") purchase commitments, the unit price and the estimated principal amount are established when a fund enters into a contract, with the actual principal amount being within a specified range of the estimate. Forward commitments may be considered securities in themselves, and involve a risk of loss if the value of the security to be purchased declines prior to the settlement date, which risk is in addition to the risk of decline in the value of a fund's other assets. Where such purchases are made through dealers, a fund relies on the dealer to consummate the sale. The dealer's failure to do so may result in the loss to the fund of an advantageous yield or price. Although a fund will generally enter into forward commitments with the intention of acquiring securities for its portfolio or for delivery pursuant to options contracts it has entered into, the fund may dispose of a commitment prior to settlement if Putnam Management deems it appropriate to do so. A fund may realize short-term profits or losses upon the sale of forward commitments.

Each fund may enter into TBA sale commitments to hedge its portfolio positions or to sell securities it owns under delayed delivery arrangements. Proceeds of TBA sale commitments are not received until the contractual settlement date. During the time a TBA sale commitment is outstanding, equivalent deliverable securities, or an offsetting TBA purchase commitment deliverable on or before the sale commitment date, are held as "cover" for the transaction. Unsettled TBA sale commitments are valued at current market value of the underlying securities. If the TBA sale commitment is closed through the acquisition of an offsetting purchase commitment, the fund realizes a gain or loss on the commitment without regard to any unrealized gain or loss on the underlying security. If a fund delivers securities under the commitment, the fund realizes a gain or loss from the sale of the securities based upon the unit price established at the date the commitment was entered into.

Swap Agreements

Each fund may enter into swap agreements and other types of over-the-counter transactions with broker-dealers or other financial institutions. Depending on their structures, swap agreements may increase or decrease a fund's exposure to long-or short-term interest rates (in the United States or abroad), foreign currency values, mortgage securities, corporate borrowing rates, or other factors such as security prices or inflation rates. The value of a fund's swap positions would increase or decrease depending on the changes in value of the underlying rates, currency values, or other indices or measures. A fund's ability to engage in certain swap transactions may be limited by tax considerations.

A fund's ability to realize a profit from such transactions will depend on the ability of the financial institutions with which it enters into the transactions to meet their obligations to the fund. Under certain circumstances, suitable transactions may not be available to a fund, or a fund may be unable to close out its position under such transactions at the same time, or at the same price, as if it had purchased comparable publicly traded securities.

Derivatives

Certain of the instruments in which a fund may invest, such as futures contracts, options and forward contracts, are considered to be "derivatives." Derivatives are financial instruments whose value depends upon, or is derived from, the value of an underlying asset, such as a security or an index. Further information about these instruments and the risks involved in their use is included elsewhere in the Prospectus or in this SAI. A fund's use of derivatives may cause the fund to recognize higher amounts of short-term capital gains, generally taxed to shareholders at ordinary income tax rates. Investments in derivatives may be applied toward meeting a requirement to invest in a particular kind of investment if the derivatives have economic characteristics similar to that investment.

Industry and Sector Groups

Putnam uses a customized set of industry and sector groups for classifying securities ("Putnam Investment Codes"). The Putnam Investment Codes are based on an expanded Standard & Poor's industry classification model, modified to be more representative of global investing and more applicable to both large and small capitalization securities.

TAXES

The following discussion of U.S. Federal income tax consequences is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing U.S. Treasury regulations, and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. Federal tax considerations generally applicable to investments in each fund. There may be other tax considerations applicable to particular shareholders. Shareholders should consult their own tax advisers regarding their particular situation and the possible application of foreign, state and local tax laws.

Taxation of the funds. Each fund intends to qualify each year as a regulated investment company under Subchapter M of the Code. In order to qualify for the special tax treatment accorded regulated investment companies and their shareholders, a fund must, among other things:

(a) derive at least 90% of its gross income from dividends, interest, payments with respect to certain securities loans, and gains from the sale of stock, securities and foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies;

(b) distribute with respect to each taxable year at least 90% of the sum of its taxable net investment income, its net tax-exempt income, and the excess, if any, of net short-term capital gains over net long-term capital losses for such year; and

(c) diversify its holdings so that, at the end of each fiscal quarter,
(i) at least 50% of the market value of the fund's assets is represented by cash and cash items, U.S. government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the fund's total assets and to not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its assets is invested in the securities (other than those of the U.S. Government or other regulated investment companies) of any one issuer or of two or more issuers which the fund controls and which are engaged in the same, similar, or related trades or businesses.

If a fund qualifies as a regulated investment company that is accorded special tax treatment, the fund will not be subject to federal income tax on income distributed in a timely manner, to its shareholders in the form of dividends (including capital gain dividends).

If a fund failed to qualify as a regulated investment company accorded special tax treatment in any taxable year, the fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income. In addition, the fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before requalifying as a regulated investment company that is accorded special tax treatment.

If a fund fails to distribute in a calendar year substantially all of its ordinary income for such year and substantially all of its capital gain net income for the one-year period ending October 31 (or later if the fund is permitted so to elect and so elects), plus any retained amount from the prior year, the fund will be subject to a 4% excise tax on the undistributed amounts. A dividend paid to shareholders by the fund in January of a year generally is deemed to have been paid by the fund on December 31 of the preceding year, if the dividend was declared and payable to shareholders of record on a date in October, November or December of that preceding year. Each fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax.

Fund distributions. Distributions from each fund (other than exempt-interest dividends, as discussed below) will be taxable to shareholders as ordinary income to the extent derived from the fund's investment income and net short-term capital gains. Distributions of net capital gains (that is, the excess of net gains from the sale of capital assets held more than one year over net losses from the sale of capital assets held for not more than one year) will be taxable to shareholders as such, regardless of how long a shareholder has held the shares in a fund.

For taxable years beginning on or before December 31, 2008, "qualified dividend income" received by an individual will be taxed at the rates applicable to long-term capital gain. In order for some portion of the dividends received by a fund shareholder to be qualified dividend income, a fund must meet holding period and other requirements with respect to some portion of the dividend paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to a fund's shares. A dividend will not be treated as qualified dividend income (at either the fund or shareholder level) (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 120-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 180-day period beginning 90 days before such date), (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property, (3) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest, or (4) if the dividend is received from a foreign corporation that is (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States) or (b) treated as a foreign personal holding company, foreign investment company, or passive foreign investment company.

In general, distributions of investment income designated by a fund as derived from qualified dividend income will be treated as qualified dividend income by a shareholder taxed as an individual provided the shareholder meets the holding period and other requirements described above with respect to the fund's shares. Only qualified dividend income received by a fund after December 31, 2002 is eligible for pass-through treatment. If the aggregate qualified dividends received by a fund during any taxable year are 95% or more of its gross income, then 100% of the fund's dividends (other than properly designated capital gain dividends) will be eligible to be treated as qualified dividend income. For this purpose, the only gain included in the term "gross income" is the excess of net short-term capital gain over net long-term capital loss.

Long-term capital gain rates applicable to individuals have been temporarily reduced--in general, to 15% with lower rates applying to taxpayers in the 10% and 15% rate brackets--for taxable years beginning on or before December 31, 2008.

Exempt-interest dividends. Each fund will be qualified to pay exempt-interest dividends to its shareholders only if, at the close of each quarter of a fund's taxable year, at least 50% of the total value of the fund's assets consists of obligations the interest on which is exempt from federal income tax. Distributions that a fund properly designates as exempt-interest dividends are treated as interest excludable from shareholders' gross income for federal income tax purposes but may be taxable for federal alternative minimum tax purposes and for state and local purposes. If a fund intends to be qualified to pay exempt-interest dividends, the fund may be limited in its ability to enter into taxable transactions involving forward commitments, repurchase agreements, financial futures and options contracts on financial futures, tax-exempt bond indices and other assets.

Part or all of the interest on indebtedness, if any, incurred or continued by a shareholder to purchase or carry shares of a fund paying exempt-interest dividends is not deductible. The portion of interest that is not deductible is equal to the total interest paid or accrued on the indebtedness, multiplied by the percentage of a fund's total distributions (not including distributions from net long-term capital gains) paid to the shareholder that are exempt-interest dividends.
Under rules used by the Internal Revenue Service to determine when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of shares may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of shares.

In general, exempt-interest dividends, if any, attributable to interest received on certain private activity obligations and certain industrial development bonds will not be tax-exempt to any shareholders who are "substantial users" of the facilities financed by such obligations or bonds or who are "related persons" of such substantial users.

A fund that is qualified to pay exempt-interest dividends will inform investors within 60 days of the fund's fiscal year-end of the percentage of its income distributions designated as tax-exempt. The percentage is applied uniformly to all distributions made during the year. The percentage of income designated as tax-exempt for any particular distribution may be substantially different from the percentage of the fund's income that was tax-exempt during the period covered by the distribution.

Hedging transactions. If a fund engages in hedging transactions, including hedging transactions in options, futures contracts, and straddles, or other similar transactions, it will be subject to special tax rules (including constructive sale, mark-to-market, straddle, wash sale, and short sale rules), the effect of which may be to accelerate income to the fund, defer losses to the fund, cause adjustments in the holding periods of the fund's securities, convert long-term capital gains into short-term capital gains or convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders. Each fund will endeavor to make any available elections pertaining to such transactions in a manner believed to be in the best interests of the fund.

Certain of a fund's hedging activities (including its transactions, if any, in foreign currencies or foreign currency-denominated instruments) are likely to produce a difference between its book income and its taxable income. If a fund's book income exceeds its taxable income, the distribution (if any) of such excess will be treated as (i) a dividend to the extent of the fund's remaining earnings and profits (including earnings and profits arising from tax-exempt income), (ii) thereafter as a return of capital to the extent of the recipient's basis in the shares, and (iii) thereafter as gain from the sale or exchange of a capital asset. If a fund's book income is less than its taxable income, (or, for tax-exempt funds, the sum of its net tax-exempt and taxable income), the fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment.

Return of capital distributions. If a fund makes a distribution to you in excess of its current and accumulated "earnings and profits" in any taxable year, the excess distribution will be treated as a return of capital to the extent of your tax basis in your shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces your tax basis in your shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by you of your shares.

Dividends and distributions on a fund's shares are generally subject to federal income tax as described herein to the extent they do not exceed the fund's realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder's investment. Such distributions are likely to occur in respect of shares purchased at a time when a fund's net asset value reflects gains that are either unrealized, or realized but not distributed. Distributions are taxable to a shareholder even if they are paid from income or gains earned by a fund prior to the shareholder's investment (and thus included in the price paid by the shareholder).

Securities issued or purchased at a discount. A fund's investment in securities issued at a discount and certain other obligations will (and investments in securities purchased at a discount may) require the fund to accrue and distribute income not yet received. In order to generate sufficient cash to make the requisite distributions, a fund may be required to sell securities in its portfolio that it otherwise would have continued to hold.

Capital loss carryover. Distributions from capital gains are generally made after applying any available capital loss carryovers. The amounts and expiration dates of any capital loss carryovers available to a fund are shown in Note 1 (Federal income taxes) to the financial statements included in this SAI or incorporated by reference into this SAI.

Foreign currency-denominated securities and related hedging transactions. A fund's transactions in foreign currencies, foreign currency-denominated debt securities and certain foreign currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned.

If more than 50% of a fund's assets at year end consists of the securities of foreign corporations, the fund may elect to permit shareholders to claim a credit or deduction on their income tax returns for their pro rata portion of qualified taxes paid by the fund to foreign countries in respect of foreign securities the fund has held for at least the minimum period specified in the Code. In such a case, shareholders will include in gross income from foreign sources their pro rata shares of such taxes. A shareholder's ability to claim a foreign tax credit or deduction in respect of foreign taxes paid by a fund may be subject to certain limitations imposed by the Code, as a result of which a shareholder may not get a full credit or deduction for the amount of such taxes. In particular, shareholders must hold their fund shares (without protection from risk of loss) on the ex-dividend date and for at least 15 additional days during the 30-day period surrounding the ex-dividend date to be eligible to claim a foreign tax credit with respect to a given dividend. Shareholders who do not itemize on their federal income tax returns may claim a credit (but no deduction) for such foreign taxes.

Investment by a fund in "passive foreign investment companies" could subject the fund to a U.S. federal income tax or other charge on the proceeds from the sale of its investment in such a company; however, this tax can be avoided by making an election to mark such investments to market annually or to treat the passive foreign investment company as a "qualified electing fund."

A "passive foreign investment company" is any foreign corporation: (i) 75 percent or more of the income of which for the taxable year is passive income, or (ii) the average percentage of the assets of which (generally by value, but by adjusted tax basis in certain cases) that produce or are held for the production of passive income is at least 50 percent. Generally, passive income for this purpose means dividends, interest (including income equivalent to interest), royalties, rents, annuities, the excess of gains over losses from certain property transactions and commodities transactions, and foreign currency gains. Passive income for this purpose does not include rents and royalties received by the foreign corporation from active business and certain income received from related persons.

Sale or redemption of shares. The sale of fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise the gain or loss on the sale of fund shares will be treated as short-term capital gain or loss. However, if a shareholder sells shares at a loss within six months of purchase, any loss will be disallowed for Federal income tax purposes to the extent of any exempt-interest dividends received on such shares. In addition, any loss (not already disallowed as provided in the preceding sentence) realized upon a taxable disposition of shares held for six months or less will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of fund shares will be disallowed if other shares of the same fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

Shares purchased through tax-qualified plans. Special tax rules apply to investments though defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares of a fund as an investment through such plans and the precise effect of an investment on their particular tax situation.

Backup withholding. Each fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable dividends and other distributions paid to any individual shareholder who fails to furnish the fund with a correct taxpayer identification number (TIN), who has under-reported dividends or interest income, or who fails to certify to the fund that he or she is not subject to such withholding. The back-up withholding tax rate is 28% for amounts paid through 2010. This legislation will expire and the back-up withholding rate will be 31% for amounts paid after December 31, 2010, unless Congress enacts tax legislation providing otherwise.

In order for a foreign investor to qualify for exemption from the back-up withholding tax rates and for reduced withholding tax rates under income tax treaties, the foreign investor must comply with special certification and filing requirements. Foreign investors in a fund should consult their tax advisers in this regard.

Tax shelter reporting regulations. Under U.S. Treasury regulations issued on February 28, 2003, if a shareholder realizes a loss on disposition of fund shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies.




MANAGEMENT

Trustees
-----------------------------------------------------------------------------------------------------------
Name, Address (1), Date of
Birth, Position(s) Held
with Fund and Length of            Principal
Service as a Putnam Fund       Occupation(s) During        Other Directorships
Trustee (2)                       Past 5 Years             Held by Trustee
-----------------------------------------------------------------------------------------------------------
Jameson A. Baxter               President of Baxter        Director of ASHTA Chemicals, Inc., Banta
(9/6/43), Trustee since 1994    Associates, Inc.,          Corporation (a printing and digital
                                a private investment firm  imaging firm), Ryerson Tull, Inc.
                                that she founded in 1986.  (a steel service corporation),
                                                           Advocate Health Care and BoardSource
                                                           (formerly the National Center for Nonprofit
                                                           Boards).  She is Chairman Emeritus of the
                                                           Board of Trustees, Mount Holyoke College,
                                                           having served as Chairman for five years and
                                                           as a board member for thirteen years.  Until
                                                           2002, Ms. Baxter was a Director of Intermatic
                                                           Corporation (a manufacturer of energy control
                                                           products).
-----------------------------------------------------------------------------------------------------------
Charles B. Curtis               President and Chief        Member of the Council on Foreign
(4/27/40), Trustee since 2001   Operating Officer,         Relations and the Trustee Advisory Council
                                Nuclear Threat Initiative  of the Applied Physics Laboratory, Johns
                                (a private foundation      Hopkins University. Until 2003, Mr. Curtis was
                                dealing with national      a Member of the Electric Power Research
                                security issues) and       Institute Advisory Council and the University
                                serves as Senior Advisor   of Chicago Board of Governors for Argonne
                                to the United Nations      National Laboratory. Prior to 2002, Mr. Curtis
                                Foundaton. From August     was a Member of the Board of Directors of the
                                1997 to December 1999,     Gas Technology Institute and the Board of
                                Mr. Curtis was a partner   Directors of the Environment and Natural
                                at Hogan & Hartson         Resources Program Steering Committee, John F.
                                L.L.P., a Washington, DC   Kennedy School of Government, Harvard
                                law firm.                  University. Until 2001, Mr. Curtis was a Member
                                                           of the Department of Defense Policy Board and
                                                           Director of EG&G Technical Services, Inc.
                                                           (a fossil energy research and development
                                                           support company).
-----------------------------------------------------------------------------------------------------------
Myra R. Drucker
(1/16/48), Trustee since 2004   Managing Director and      Vice Chair of Board of Trustees, Sarah Lawrence
                                Member of Board of Direc-  College; Trustee, Commonfund; Member of Investment
                                tors, General Motors Asset Committee, Kresge Foundation.
                                Management; Chief Invest-
                                ment Officer, General
                                Motors Trust Bank.  Prior
                                to 2001, Ms. Drucker
                                served as Chief Investment
                                Officer at Xerox Corpor-
                                ation and Staff Vice
                                President and Director of
                                Trust Investments for
                                International Paper.
-----------------------------------------------------------------------------------------------------------
John A. Hill                    Vice Chairman, First       Director of Devon Energy Corporation,
(1/31/42),                      Reserve Corporation (a     TransMontaigne Oil Company, Continuum
Trustee since 1985 and          private equity buyout      Health Partners of New York and various
Chairman since 2000             firm that specializes      private companies controlled by First
                                in energy investments      Reserve Corporation, as well as a Trustee
                                in the diversified         of TH Lee Putnam Investment Trust (a
                                world-wide energy          closed-end investment company advised by an
                                industry).                 affiliate of Putnam Management).  He is also
                                                           a Trustee of Sarah Lawrence College.
-----------------------------------------------------------------------------------------------------------
Ronald J. Jackson               Private investor.          President of the Kathleen and Ronald J. Jackson
(12/17/43),                                                Foundation (a charitable trust).  He is also
Trustee since 1996                                         a Member of the Board of Overseers of WGBH (a
                                                           public television and radio station) as well as
                                                           a Member of the Board of Overseers of the
                                                           Peabody Essex Museum.
-----------------------------------------------------------------------------------------------------------
Paul L. Joskow (6/30/47),       Elizabeth and James        Director of National Grid Transco (a UK-based
Trustee since 1997              Killian Professor of       holding company with interests in electric and
                                Economics and Management   gas transmission and distribution and
                                and Director of the        telecommunications infrastructure) and
                                Center for Energy and      TransCanada Corporation (an energy company
                                Environmental Policy       focused on natural gas transmission and power
                                Research at the            services). He also serves on the board of the
                                Massachusetts Institute    Whitehead Institute for Biomedical Research
                                of Technology.             (a non-profit research institution) and has
                                                           been President of the Yale University Council
                                                           since 1993. Prior to February 2002, he was a
                                                           Director of State Farm Indemnity Company (an
                                                           automobile insurance company), and prior to
                                                           March 2000, he was a Director of New England
                                                           Electric System (a public utility holding
                                                           company).
-----------------------------------------------------------------------------------------------------------
Elizabeth T. Kennan             Partner in Cambus-Kenneth  Lead Director of Northeast Utilities and is a
(2/25/38), Trustee              Farm (thoroughbred horse   Director of Talbots, Inc. (a distributor of
since 1992                      and cattle breeding).      women's apparel). She is a Trustee of National
                                She is President Emeritus  Trust for Historic Preservation, of Centre
                                of Mount Holyoke College.  College and of Midway College (in Midway,
                                                           Kentucky). She is also a Member of The Trustees
                                                           of Reservations. Prior to 2001, Dr. Kennan
                                                           served on the oversight committee of the Folger
                                                           Shakespeare Library. Prior to September 2000,
                                                           she was a Director of Chastain Real Estate;
                                                           prior to June 2000, she was a Director of Bell
                                                           Atlantic Corp.; and prior to November 1999,
                                                           she was a Director of Kentucky Home Life
                                                           Insurance Co.
-----------------------------------------------------------------------------------------------------------
John H. Mullin, III             Chairman and CEO of        Director of The Liberty Corporation (a
(6/15/41), Trustee              Ridgeway Farm (a limited   broadcasting company), Progress Energy, Inc. (a
since 1997                      liability company engaged  utility company, formerly known as Carolina
                                in timber and farming).    Power & Light) and Sonoco Products, Inc. (a
                                                           packaging company).  Mr. Mullin is Trustee
                                                           Emeritus of The National Humanitites Center and
                                                           Washington & Lee University, where he served as
                                                           Chairman of the Investment Committee. Until
                                                           February 2004 and May 2001, he was a Director
                                                           of Alex Brown Realty, Inc. and Graphic
                                                           Packaging International Corp., respectively.
-----------------------------------------------------------------------------------------------------------
Robert E. Patterson             Senior Partner of Cabot    Chairman of the Joslin Diabetes Center and a
(3/15/45), Trustee              Properties, L.P. and       Director of Brandywine Trust Company. Prior to
since 1984                      Chairman of Cabot          June 2003 and December 2001, Mr. Patterson
                                Properties, Inc. (a        served as a Trustee of Sea Education Association
                                private equity firm        and Cabot Industrial Trust, respectively.
                                specializing in real
                                estate investments).
                                Prior to December 2001,
                                he was President of Cabot
                                Industrial Trust (a
                                publicly traded real
                                estate investment
                                trust).
-----------------------------------------------------------------------------------------------------------
W. Thomas Stephens              Serves on a number         Director of Xcel Energy Incorporated (a public
(9/2/42), Trustee               of corporate boards.       utility company) and TransCanada Pipelines
since 1997                                                 Limited. Until 2004, Mr. Stephens was a Director
                                                           of Qwest Communications and Norske Canada, Inc.
                                                           (a paper manufacturer).  Until 2003, Mr.
                                                           Stephens was a Director of Mail-Well, Inc. (a
                                                           diversified printing company). Prior to July
                                                           2001, Mr. Stephens was Chairman of Mail-Well;
                                                           and prior to October 1999, he was CEO of
                                                           MacMillan-Bloedel, Ltd. (a forest products
                                                           company).
-----------------------------------------------------------------------------------------------------------
Richard B. Worley               Managing Partner,          Member, Executive Committee of University of
(11/15/45), Trustee             Permit Capital LLC.        Pennsylvania Medical Center; Trustee, The Robert
since 2004                                                 Wood Johnson Foundation; Director, The Colonial
                                                           Williamsburg Foundation.
-----------------------------------------------------------------------------------------------------------

Interested Trustees
-----------------------------------------------------------------------------------------------------------
*Charles E. Haldeman, Jr.       President and Chief        Trustee, Dartmouth College; Emeritus Trustee,
(10/29/48),                     Executive Officer,         Abington Memorial Hospital.
Trustee since 2004              Putnam Investments.
                                Prior to November 2003,
                                Mr. Haldeman served as
                                Co-Head of Putnam Invest-
                                ments' Investment
                                Division.  Prior to
                                joining Putnam Investments
                                in 2002, Mr. Haldeman
                                served as Chief Executive
                                Officer of Delaware
                                Investments and President
                                & Chief Operating Officer
                                of United Asset
                                Management.
-----------------------------------------------------------------------------------------------------------
*George Putnam III              President of New           Director of The Boston Family Office, L.L.C.
(8/10/51), Trustee              Generation Research, Inc.  (a registered investment advisor), and a Trustee
since 1984 and                  (a publisher of financial  of St. Mark's School and Shore Country Day School.
President since                 advisory and other         Until 2002, Mr. Putnam was a Trustee of the Sea
2000                            research services) and     Education Association.
                                of New Generation
                                Advisers, Inc. (a
                                registered investment
                                adviser to private funds).
                                Both firms he founded
                                in 1986.
-----------------------------------------------------------------------------------------------------------
*A.J.C. Smith                   Chairman of Putnam         Director of Trident Corp. (a limited partnership
(4/13/34), Trustee              Investments and Director   with over thirty institutional investors).  He
since 1986                      of and Consultant to       is also a Trustee of the Carnegie Hall Society,
                                Marsh & McLennan           the Educational Broadcasting Corporation and the
                                Companies, Inc. Prior      National Museums of Scotland.  He is Chairman of
                                to May 2000 and November   the Central Park Conservancy and a Member of the
                                1999, Mr. Smith was        Board of Overseers of the Joan and Sanford I.
                                Chairman and CEO,          Weill Graduate School of Medical Sciences of
                                respectively, of Marsh     Cornell University.
                                & McLennan Companies, Inc.
-----------------------------------------------------------------------------------------------------------

1 The address of each Trustee is One Post Office Square, Boston, MA
  02109.  As of December 31, 2003, there were 101 Putnam Funds.

2 Each Trustee serves for an indefinite term, until his or her resignation, retirement at age 72, death or removal.

* Trustees who are or may be deemed to be "interested persons" (as defined in the Investment Company Act of 1940) of the fund, Putnam Management, Putnam Retail Management, or Marsh & McLennan Companies, Inc., the parent company of Putnam Investments and its affiliated companies. Messrs.
  Putnam, III, Haldeman and Smith are deemed "interested persons" by virtue of their positions as officers of the funds, Putnam Management, Putnam
  Retail Management or Marsh & McLennan Companies, Inc. and as shareholders of Marsh & McLennan Companies, Inc. Mr. Haldeman is the Chief Executive
  Officer of Putnam Investments. He was elected to the Board of Trustees after December 31, 2003. Mr. Putnam, III is the President of your fund and each of the other Putnam Funds. Mr. Smith is Chairman of Putnam
  Investments and serves as Director of and Consultant to Marsh & McLennan
  Companies, Inc.





Officers

In addition to George Putnam III, the other officers of the fund are shown below:

-----------------------------------------------------------------------------------------------------------
Name, Address (1), Date of
Birth, Position(s) Held       Length of service with
with Fund                     the Putnam Funds           Principal Occupation(s) During Past 5 Years
-----------------------------------------------------------------------------------------------------------
Charles E. Porter             Since 1989                 Managing Director, Putnam Investments and
(7/26/38), Executive                                     Putnam Management.
Vice President, Associate
Treasurer and Principal
Executive Officer
-----------------------------------------------------------------------------------------------------------
Jonathan S. Horwitz           Since 2004                 Managing Director, Putnam Investments.
(6/4/55), Senior Vice
President and Treasurer
-----------------------------------------------------------------------------------------------------------
Steven D. Krichmar            Since 2002                 Senior Managing Director, Putnam Investments.
(6/27/58), Vice President                                Prior to 2001, Mr. Krichmar was a partner at
and Principal Financial                                  PricewaterhouseCoopers LLP.
Officer
-----------------------------------------------------------------------------------------------------------
Michael T. Healy              Since 2000                 Managing Director, Putnam Investments.
(1/24/58), Assistant
Treasurer and Principal
Accounting Officer
-----------------------------------------------------------------------------------------------------------
Beth S. Mazor                 Since 2002                 Senior Vice President, Putnam Investments.
(4/6/58), Vice President
-----------------------------------------------------------------------------------------------------------
Daniel T. Gallagher           Since 2004                 Vice President, Putnam Investments. Prior to 2004,
(2/27/62), Vice President                                Mr. Gallagher was an attorney for Ropes & Gray
and Legal and Compliance                                 LLP; prior to 2000, he was a law clerk for the
Liaison Officer                                          Massachusetts Supreme Judicial Court.
-----------------------------------------------------------------------------------------------------------
Mark C. Trenchard             Since 2002                 Senior Vice President, Putnam Investments.
(6/5/62), Vice President
and BSA Compliance Officer
-----------------------------------------------------------------------------------------------------------
Francis J. McNamara, III      Since 2004                 Senior Managing Director, Putnam Investments,
(8/19/55), Vice President                                Putnam Management and Putnam Retail Management.
and Chief Legal Officer                                  Prior to 2004, Mr. McNamara was General Counsel
                                                         of State Street Research & Management Company.
-----------------------------------------------------------------------------------------------------------
Charles A. Ruys de Perez      Since 2004                 Managing Director, Putnam Investments.
(6/17/57), Vice President
and Chief Compliance
Officer
-----------------------------------------------------------------------------------------------------------
James P. Pappas               Since 2004                 Managing Director, Putnam Investments and Putnam
(2/24/53), Vice President                                Management. During 2002, Mr. Pappas was Chief
                                                         Operating Officer of Atalanta/Sosnoff Management
                                                         Corporation. Prior to 2001, he was President and
                                                         Chief Executive Officer of UAM Investment
                                                         Services, Inc.
-----------------------------------------------------------------------------------------------------------
Richard S. Robie, III         Since 2004                 Senior Managing Director, Putnam Investments,
(3/30/60), Vice President                                Putnam Management and Putnam Retail Management.
                                                         Prior to 2003, Mr. Robie was Senior Vice President
                                                         of United Asset Management Corporation.
-----------------------------------------------------------------------------------------------------------
Judith Cohen                  Since 1993                 Clerk and Assistant Treasurer, The Putnam Funds.
(6/7/45), Clerk and
Assistant Treasurer
-----------------------------------------------------------------------------------------------------------
1 The address of each Officer is One Post Office Square, Boston, MA 02109.



Except as stated above, the principal occupations of the officers and Trustees for the last five years have been with the employers as shown above, although in some cases they have held different positions with such employers.

Committees of the Board of Trustees

Audit and Pricing Committee. The Audit and Pricing Committee provides oversight on matters relating to the preparation of the funds' financial statements, compliance matters and Code of Ethics issues. This oversight is discharged by regularly meeting with management and the funds' independent registered public accounting firm and keeping current on industry developments. Duties of this Committee also include the review and evaluation of all matters and relationships pertaining to the funds' independent registered public accounting firm, including their independence. The members of the Committee include only Trustees who are not "interested persons" of the funds or Putnam Management. Each member of the Committee is "independent" as defined in Sections 303.01(B)(2)(a) and
(3) of the listing standards of the New York Stock Exchange and as defined in Section 121(A) of the listing standards of the American Stock Exchange. The Trustees have adopted a written charter for the Committee. The Committee also reviews the funds' policies and procedures for achieving accurate and timely pricing of the funds' shares, including oversight of fair value determinations of individual securities made by Putnam Management or other designated agents of the funds. The Committee oversees compliance by money market funds with Rule 2a-7, interfund transactions pursuant to Rule 17a-7, and the correction of occasional pricing errors. The Committee also receives reports regarding the liquidity of portfolio securities. The Audit and Pricing Committee currently consists of Drs. Joskow (Chairperson) and Kennan, and Messrs. Patterson and Stephens.

Board Policy and Nominating Committee. The Board Policy and Nominating Committee reviews matters pertaining to the operations of the Board of Trustees and its Committees, the compensation of the Trustees and their staff, and the conduct of legal affairs for the funds. The Committee evaluates and recommends all candidates for election as Trustees and recommends the appointment of members and chairs of each board committee. The Committee also reviews policy matters affecting the operation of the Board and its independent staff and makes recommendations to the Board as appropriate. The Committee consists only of Trustees who are not "interested persons" of the funds or Putnam Management. The Committee also oversees the voting of proxies associated with portfolio investments of the Putnam funds with the goal of ensuring that these proxies are voted in the best interest of the funds' shareholders. The Board Policy and Nominating Committee currently consists of Dr. Kennan (Chairperson), Ms. Baxter and Messrs. Hill, Mullin and Patterson. The Board Policy and Nominating Committee will consider nominees for trustee recommended by shareholders of a fund provided shareholders submit their recommendations by the date disclosed in the fund's proxy statement and provided the shareholders' recommendations otherwise comply with applicable securities laws, including Rule 14a-8 under the Securities Exchange Act of 1934.

Brokerage and Custody Committee. The Brokerage and Custody Committee reviews the policies and procedures of the funds regarding the execution of portfolio transactions for the funds, including policies regarding the allocation of brokerage commissions and soft dollar credits. The Committee reviews periodic reports regarding the funds' activities involving derivative securities. The Committee also reviews and evaluates matters relating to the funds' custody arrangements. The Committee currently consists of Messrs. Jackson (Chairperson), Curtis and Mullin, Ms. Baxter and Dr. Kennan.

Communication, Service, and Marketing Committee. This Committee examines the quality, cost and levels of services provided to the shareholders of the Putnam funds. The Committee also reviews communications sent from the funds to their shareholders, including shareholder reports, prospectuses, newsletters and other materials. In addition, this Committee oversees marketing and sales communications of the funds' distributor. The Committee currently consists of Messrs. Putnam (Chairperson), Smith and Stephens and Dr. Joskow.

Contract Committee. The Contract Committee reviews and evaluates at least annually all arrangements pertaining to (i) the engagement of Putnam Investment Management and its affiliates to provide services to the funds, (ii) the expenditure of the funds' assets for distribution purposes pursuant to the Distribution Plans of the funds, and (iii) the engagement of other persons to provide material services to the funds, including in particular those instances where the cost of services is shared between the funds and Putnam Investment Management and its affiliates or where Putnam Investment Management or its affiliates have a material interest. The Committee recommends to the Trustees such changes in arrangements that it deems appropriate. After review and evaluation, the Committee recommends to the Trustees the proposed organization of new fund products, and proposed structural changes to existing funds. The Committee is comprised exclusively of Independent Trustees. The Committee currently consists of Ms. Baxter (Chairperson), Messrs. Curtis, Jackson, and Mullin and Dr. Kennan.

Distributions Committee. This Committee oversees all fund distributions and the management of the closed-end funds. In regard to distributions, the Committee approves the amount and timing of distributions paid by all the funds to the shareholders when the Trustees are not in session. This Committee also meets regularly with representatives of Putnam Investments to review distribution levels and the funds' distribution policies. Its oversight of the funds includes (i) investment performance, (ii) trading activity, (iii) determinations with respect to sunroof provisions, (iv) disclosure practices and (v) the use of leverage. The Committee currently consists of Messrs. Patterson (Chairperson) and Jackson and Dr. Joskow.

Executive Committee. The functions of the Executive Committee are twofold. The first is to ensure that the funds' business may be conducted at times when it is not feasible to convene a meeting of the Trustees or for the Trustees to act by written consent. The Committee may exercise any or all of the power and authority of the Trustees when the Trustees are not in session. The second is to establish annual and ongoing goals, objectives and priorities for the Board of Trustees and to insure coordination of all efforts between the Trustees and Putnam Investments on behalf of the shareholders of the Putnam funds. The Committee currently consists of Messrs. Hill (Chairman), Jackson, and Putnam, Dr. Joskow and Ms. Baxter.

Investment Oversight Committees. These Committees regularly meet with investment personnel of Putnam Investment Management to review the investment performance and strategies of the Putnam funds in light of their stated investment objectives and policies. Investment Oversight Committee A currently consists of Ms. Baxter (Acting Chairperson), and Mr. Smith. Investment Oversight Committee B currently consists of Messrs. Curtis (Chairperson), Hill and Stephens. Investment Committee C currently consists of Messrs. Mullin (Chairperson) and Putnam, and Dr. Kennan. Investment Oversight Committee D currently consists of Messrs. Patterson (Chairperson) and Jackson and Dr. Joskow.

The Agreement and Declaration of Trust of each fund provides that the fund will indemnify its Trustees and officers against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with the fund, except if it is determined in the manner specified in the Agreement and Declaration of Trust that they have not acted in good faith in the reasonable belief that their actions were in the best interests of the fund or that such indemnification would relieve any officer or Trustee of any liability to the fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties.
Each fund, at its expense, provides liability insurance for the benefit of its Trustees and officers.

Putnam Management and its affiliates

Putnam Management is one of America's oldest and largest money management firms. Putnam Management's staff of experienced portfolio managers and research analysts selects securities and constantly supervises each fund's portfolio. By pooling an investor's money with that of other investors, a greater variety of securities can be purchased than would be the case individually; the resulting diversification helps reduce investment risk. Putnam Management has been managing mutual funds since 1937.

Putnam Management is a subsidiary of Putnam Management Trust, a Massachusetts business trust owned by Putnam LLC, which is also the parent company of Putnam Retail Management, Putnam Advisory Company, LLC (a wholly-owned subsidiary of The Putnam Advisory Company Trust), Putnam Investments Limited (a wholly-owned subsidiary of The Putnam Advisory Company Trust) and Putnam Fiduciary Trust Company. Putnam LLC, which generally conducts business under the name Putnam Investments, is a wholly-owned subsidiary of Putnam Investments Trust, a holding company that, except for a minority stake owned by employees, is owned by Marsh & McLennan Companies, Inc., a publicly-owned holding company whose principal businesses are international insurance and reinsurance brokerage, employee benefit consulting and investment management.

Trustees and officers of the funds who are also officers of Putnam Management or its affiliates or who are stockholders of Marsh & McLennan Companies, Inc. will benefit from the advisory fees, sales commissions, distribution fees, custodian fees and transfer agency fees paid or allowed by each fund.

The Management Contract

Under a Management Contract between each fund and Putnam Management, subject to such policies as the Trustees may determine, Putnam Management, at its expense, furnishes continuously an investment program for the fund and makes investment decisions on behalf of the fund. Subject to the control of the Trustees and under a management contract for each fund, Putnam Management also manages, supervises and conducts the other affairs and business of each fund, furnishes office space and equipment, provides bookkeeping and clerical services (including determination of the fund's net asset value, but excluding shareholder accounting services) and places all orders for the purchase and sale of the fund's portfolio securities. Putnam Management may place fund portfolio transactions with broker-dealers that furnish Putnam Management, without cost to it, certain research, statistical and quotation services of value to Putnam Management and its affiliates in advising the fund and other clients. In so doing, Putnam Management may cause a fund to pay greater brokerage commissions than it might otherwise pay.

For details of Putnam Management's compensation under the Management Contract, see "Charges and expenses." Putnam Management's compensation under the Management Contract may be reduced in any year if a fund's expenses exceed the limits on investment company expenses imposed by any statute or regulatory authority of any jurisdiction in which shares of the fund are qualified for offer or sale. The term "expenses" is defined in the statutes or regulations of such jurisdictions, and generally excludes brokerage commissions, taxes, interest, extraordinary expenses and, if a fund has a distribution plan, payments made under such plan.

Under each fund's Management Contract, Putnam Management may reduce its compensation to the extent that a fund's expenses exceed such lower expense limitation as Putnam Management may, by notice to the fund, declare to be effective. For the purpose of determining any such limitation on Putnam Management's compensation, expenses of a fund shall not reflect the application of commissions or cash management credits that may reduce designated fund expenses. The terms of any such expense limitation from time to time in effect are described in the Prospectus.

In addition to the fee paid to Putnam Management, each fund reimburses Putnam Management for the compensation and related expenses of certain officers of the fund and their assistants who provide certain administrative services for the fund and the other Putnam funds, each of which bears an allocated share of the foregoing costs. The aggregate amount of all such payments and reimbursements is determined annually by the Trustees.

The amount of this reimbursement for each fund's most recent fiscal year is included in "Charges and Expenses." Putnam Management pays all other salaries of officers of each fund. Each fund pays all expenses not assumed by Putnam Management including, without limitation, auditing, legal, custodial, investor servicing and shareholder reporting expenses. Each fund pays the cost of typesetting for its prospectuses and the cost of printing and mailing any prospectuses sent to its shareholders.

The Management Contract provides that Putnam Management shall not be subject to any liability to a fund or to any shareholder of a fund for any act or omission in the course of or connected with rendering services to a fund in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its duties on the part of Putnam Management.

The Management Contract may be terminated without penalty by vote of the Trustees or the shareholders of each fund, or by Putnam Management, on 30 days' written notice. It may be amended only by a vote of the shareholders of a fund. The Management Contract also terminates without payment of any penalty in the event of its assignment. The Management Contract provides that it will continue in effect only so long as such continuance is approved at least annually by vote of either the Trustees or the shareholders, and, in either case, by a majority of the Trustees who are not "interested persons" of Putnam Management or the applicable fund. In each of the foregoing cases, the vote of the shareholders is the affirmative vote of a "majority of the outstanding voting securities" as defined in the Investment Company Act of 1940.

In considering the Management Contract, the Trustees consider numerous factors they believe to be relevant, including the advisor's research and decision-making processes, the methods adopted to assure compliance with the fund's investment objectives, policies and restrictions; the level of research required to select the securities appropriate for investment by the fund; the education, experience and number of advisory personnel; the level of skill and effort required to manage a fund; the value of services provided by the advisor; the economies and diseconomies of scale reflected in the management fee; the advisor's profitability; the financial condition and stability of the advisor; the advisor's trade allocation methods; the standards and performance in seeking best execution; allocation for brokerage and research and use of soft dollars; and a fund's total return performance compared with its peers. Putnam has established several management fee categories to fit the particular characteristics of different types of funds.

The nature and complexity of international and global funds generally makes these funds more research intensive than funds that invest mainly in U.S. companies, due to the greater difficulty of obtaining information regarding the companies in which a fund invests, and the governmental, economic and market conditions of the various countries outside of the U.S. In addition, trade execution and settlement may be more costly than in the U.S.

Conversely, the research intensity for a U.S. money market or bond fund is typically less than for a international or global fund or a U.S. equity fund due to the more ready availability of information regarding the issuer, the security, the accessibility of the trading market and the typically lower trading and execution costs. See "Portfolio Transactions--Brokerage and Research Services."

The Sub-Manager

Putnam Investments Limited ("PIL"), a wholly-owned subsidiary of The Putnam Advisory Company, LLC and an affiliate of Putnam Management, has been retained as the sub-manager for a portion of the assets of each fund as determined by Putnam Management from time to time. PIL may serve as sub-manager pursuant to the terms of a sub-management agreement between Putnam Management and PIL. PIL's address is Cassini House, 57-59 St James's Street, London, England, SW1A 1LD.

Under the terms of the sub-management contract, PIL, at its own expense, furnishes continuously an investment program for that portion of each fund that is allocated to PIL from time to time by Putnam Management and makes investment decisions on behalf of such portion of each fund, subject to the supervision of Putnam Management. Putnam Management may also, at its discretion, request PIL to provide assistance with purchasing and selling securities for each fund, including placement of orders with certain broker-dealers. PIL, at its expense, furnishes all necessary investment and management facilities, including salaries of personnel, required for it to execute its duties.

The sub-management contract provides that PIL shall not be subject to any liability to Putnam Management, each fund or any shareholder of each fund for any act or omission in the course of or connected with rendering services to each fund in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties on the part of PIL.

The sub-management contract may be terminated with respect to each fund without penalty by vote of the Trustees or the shareholders of each fund, or by PIL or Putnam Management, on 30 days' written notice. The sub-management contract also terminates without payment of any penalty in the event of its assignment. Subject to applicable law, it may be amended by a majority of the Trustees who are not "interested persons" of Putnam Management or the fund. The sub-management contract provides that it will continue in effect only so long as such continuance is approved at least annually by vote of either the Trustees or the shareholders, and, in either case, by a majority of the Trustees who are not "interested persons" of Putnam Management or each fund. In each of the foregoing cases, the vote of the shareholders is the affirmative vote of a "majority of the outstanding voting securities" as defined in the Investment Company Act of 1940.

Portfolio Transactions

Investment decisions. Investment decisions for a fund and for the other investment advisory clients of Putnam Management and its affiliates are made with a view to achieving their respective investment objectives. Investment decisions are the product of many factors in addition to basic suitability for the particular client involved. Thus, a particular security may be bought or sold for certain clients even though it could have been bought or sold for other clients at the same time. Likewise, a particular security may be bought for one or more clients when one or more other clients are selling the security. In some instances, one client may sell a particular security to another client. It also sometimes happens that two or more clients simultaneously purchase or sell the same security, in which event each day's transactions in such security are, insofar as possible, averaged as to price and allocated between such clients in a manner which in Putnam Management's opinion is equitable to each and in accordance with the amount being purchased or sold by each. There may be circumstances when purchases or sales of portfolio securities for one or more clients will have an adverse effect on other clients.

Brokerage and research services. Transactions on U.S. stock exchanges, commodities markets and futures markets and other agency transactions involve the payment by a fund of negotiated brokerage commissions. Such commissions vary among different brokers. A particular broker may charge different commissions according to such factors as the difficulty and size of the transaction. Transactions in foreign investments often involve the payment of fixed brokerage commissions, which may be higher than those in the United States. Each fund pays commissions on certain securities traded in the over-the-counter markets. In underwritten offerings, the price paid by a fund includes a disclosed, fixed commission or discount retained by the underwriter or dealer. It is anticipated that most purchases and sales of securities by funds investing primarily in tax-exempt securities and certain other fixed-income securities will be with the issuer or with underwriters of or dealers in those securities, acting as principal. Accordingly, those funds would not ordinarily pay significant brokerage commissions with respect to securities transactions. See "Charges and expenses" for information concerning commissions paid by each fund.

It has for many years been a common practice in the investment advisory business for advisers of investment companies and other institutional investors to receive brokerage and research services (as defined in the Securities Exchange Act of 1934, as amended (the "1934 Act")) from broker-dealers that execute portfolio transactions for the clients of such advisers and from third parties with which such broker-dealers have arrangements. Consistent with this practice, Putnam Management receives brokerage and research services and other similar services from many broker-dealers with which Putnam Management places the fund's portfolio transactions and from third parties with which these broker-dealers have arrangements. These services include such matters as economic analysis, investment research and database services, industry and company reviews, evaluations of investments, recommendations as to the purchase and sale of investments, performance measurement services, subscriptions, pricing services, quotation services, news services and computer equipment (investment-related hardware and software) utilized by Putnam Management's managers and analysts. Where the services referred to above are used by Putnam Management not exclusively for research purposes, Putnam Management, based upon its own allocations of expected use, bears that portion of the cost of these services which directly relates to their non-research use. Some of these services are of value to Putnam Management and its affiliates in advising various of their clients (including the fund), although not all of these services are necessarily useful and of value in managing the fund. The management fee paid by a fund is not reduced because Putnam Management and its affiliates receive these services even though Putnam Management might otherwise be required to purchase some of these services for cash.

Putnam Management places all orders for the purchase and sale of portfolio investments for each fund and buys and sells investments for each fund through a substantial number of brokers and dealers. In so doing, Putnam Management uses its best efforts to obtain for the fund the most favorable price and execution available, except to the extent it may be permitted to pay higher brokerage commissions as described below. In seeking the most favorable price and execution, Putnam Management, having in mind each fund's best interests, considers all factors it deems relevant, including, by way of illustration, price, the size of the transaction, the nature of the market for the security or other investment, the amount of the commission, the timing of the transaction taking into account market prices and trends, the reputation, experience and financial stability of the broker-dealer involved and the quality of service rendered by the broker-dealer in other transactions.

As permitted by Section 28(e) of the 1934 Act, and by the Management Contract, Putnam Management may cause a fund to pay a broker-dealer which provides "brokerage and research services" (as defined in the 1934
Act) to Putnam Management an amount of disclosed commission for effecting securities transactions on stock exchanges and other transactions for the fund on an agency basis in excess of the commission which another broker-dealer would have charged for effecting that transaction. Putnam Management's authority to cause a fund to pay any such greater commissions is subject to such policies as the Trustees may adopt from time to time. Putnam Management does not currently intend to cause the funds to make such payments. It is the position of the staff of the Securities and Exchange Commission that Section 28(e) does not apply to the payment of such greater commissions in "principal" transactions. Accordingly Putnam Management will use its best effort to obtain the most favorable price and execution available with respect to such transactions, as described above.

The Management Contract provides that commissions, fees, brokerage or similar payments received by Putnam Management or an affiliate in connection with the purchase and sale of portfolio investments of each fund, less any direct expenses approved by the Trustees, shall be recaptured by the fund through a reduction of the fee payable by the fund under the Management Contract. Putnam Management seeks to recapture for the fund soliciting dealer fees on the tender of the fund's portfolio securities in tender or exchange offers. Any such fees which may be recaptured are likely to be minor in amount.

Personal Investments by Employees of Putnam Management and Officers and Trustees of the Funds

Employees of Putnam Management and officers and Trustees of the funds are subject to significant restrictions on engaging in personal securities transactions. These restrictions are set forth in the Codes of Ethics adopted by Putnam Management (The Putnam Investments' Code of Ethics) and by the funds (the Putnam Funds' Code of Ethics). The Putnam Investments' Code of Ethics and the Putnam Funds' Code of Ethics, in accordance with Rule 17j-1 of the Investment Company Act of 1940, as amended, contain provisions and requirements designed to identify and address certain conflicts of interest between personal investment activities and the interests of the fund.

The Putnam Investments' Code of Ethics does not prohibit personnel from investing in securities that may be purchased or held by the funds. However, the Putnam Investments' Code, consistent with standards recommended by the Investment Company Institute's Advisory Group on Personal Investing and requirements established by Rule 17j-1, among other things, prohibits personal securities investments without pre-clearance, imposes time periods during which personal transactions may not be made in certain securities by employees with access to investment information, and requires the timely submission of broker confirmations and quarterly reporting of personal securities transactions. Additional restrictions apply to portfolio managers, traders, research analysts and others involved in the investment advisory process.

The Putnam Funds' Code of Ethics incorporates and applies the restrictions of Putnam Investments' Code of Ethics to officers and Trustees of the funds who are affiliated with Putnam Investments. The Putnam Funds' Code does not prohibit unaffiliated officers and Trustees from investing in securities that may be held by the funds; however, the Putnam Funds' Code regulates the personal securities transactions of unaffiliated Trustees of the funds, including limiting the time periods during which they may personally buy and sell certain securities and requiring them to submit reports of personal securities transactions under certain circumstances.

The funds' Trustees, in compliance with Rule 17j-1, approved Putnam Investments' and the Putnam Funds' Codes of Ethics and are required to approve any material changes to these Codes. The Trustees also provide continued oversight of personal investment policies and annually evaluate the implementation and effectiveness of the Codes of Ethics.
You may review and copy the Codes of Ethics at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. You may call the SEC at 1-800-SEC-0330 for information about the operation of the public reference room. You may obtain copies of this information, with payment of a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102. You may also access this information on the EDGAR Database on the SEC's Internet site at http://www.sec.gov.

Investor Servicing Agent and Custodian

Putnam Investor Services, a division of Putnam Fiduciary Trust Company ("PFTC"), is the funds' investor servicing agent (transfer, plan and dividend disbursing agent), for which it receives fees that are paid monthly by each fund as an expense of each fund's shareholders. The fee paid to Putnam Investor Services is determined on the basis of the number of shareholder accounts and the assets of each fund.

PFTC is the custodian of each fund's assets. In carrying out its duties under its custodian contract, PFTC may employ one or more subcustodians whose responsibilities include safeguarding and controlling each fund's cash and securities, handling the receipt and delivery of securities and collecting interest and dividends on each fund's investments. PFTC and any subcustodians employed by it have a lien on the securities of each fund (to the extent permitted by each fund's investment restrictions) to secure charges and any advances made by such subcustodians at the end of any day for the purpose of paying for securities purchased by a fund. Each fund expects that such advances will exist only in unusual circumstances. Neither PFTC nor any subcustodian determines the investment policies of each fund or decides which securities each fund will buy or sell. PFTC pays the fees and other charges of any subcustodians employed by it. Each fund pays PFTC an annual fee based on each fund's assets, securities transactions and securities holdings and reimburses PFTC for certain out-of-pocket expenses incurred by it or any subcustodian employed by it in performing custodial services.

Each fund may from time to time pay custodial or investor servicing agent expenses in full or in part through the placement by Putnam Management of each fund's portfolio transactions with the subcustodians or with a third party broker having an agreement with the subcustodians. See "Charges and expenses" for information on fees and reimbursements for investor servicing and custody received by PFTC. The fees may be reduced by credits allowed by PFTC.

Counsel to the Funds and the Independent Trustees

Ropes & Gray LLP serves as counsel to the funds and the independent Trustees, and is located at One International Place, Boston,
Massachusetts 02110.

PROXY VOTING GUIDELINES AND PROCEDURES

The Trustees of the Putnam funds have established proxy voting guidelines and procedures that govern the voting of proxies for the securities held in the funds' portfolios. The proxy voting guidelines summarize the funds' positions on various issues of concern to investors, and provide direction to the proxy voting service used by the funds as to how fund portfolio securities should be voted on proposals dealing with particular issues. The proxy voting procedures explain the role of the Trustees, Putnam Management, the proxy voting service and the funds' proxy coordinator in the proxy voting process, describe the procedures for referring matters involving investment considerations to the investment personnel of Putnam Management and describe the procedures for handling potential conflicts of interest. The Putnam funds' proxy voting guidelines and procedures are included in this SAI as Appendix A.

Information regarding how the funds voted proxies relating to portfolio securities during the 12-month period ended June 30, 2004 is available on the Putnam Individual Investor Web site, www.putnam.com/individual, and on the SEC's Web site at http://www.sec.gov. If you have questions about finding forms on the SEC's Web site, you may call the SEC at 1-800-SEC-0330. You may also obtain the Putnam funds' proxy voting guidelines and procedures by calling Putnam's Shareholder Services at 1-800-225-1581.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND FINANCIAL STATEMENTS

KPMG LLP, 99 High Street, Boston, Massachusetts 02110, is the independent registered public accounting firm for both Premier Income Trust and Master Income Trust, providing audit services, tax return review and other tax consulting services and assistance and consultation in connection with the review of various Securities and Exchange Commission filings for each fund. The following documents are incorporated by reference into this Statement of Additional Information:
(i) the Report of Independent Registered Public Accounting Firm and financial statements included in Premier Income Trust's Annual Report for the fiscal year ended July 31, 2004, filed electronically on September 27, 2004 (File No. 811-05452), (ii) the Report of
Independent Registered Public Accounting Firm and financial statements included in Master Income Trust's Annual Report for the fiscal year ended October 31, 2003, filed electronically on December 29, 2003 (File No. 811-05375) and (iii) the financial highlights and financial statements included in Master Income Trust's Semi-Annual Report for the six months ended April 30, 2004, filed electronically on June 28, 2004 (File No. 811-05375). The audited financial statements for Premier Income Trust and Master Income Trust incorporated by reference into this Statement of Additional Information have been so included and incorporated in reliance upon the reports of KPMG LLP, given on their authority as experts in auditing and accounting.

Putnam Master Income Trust
and
Putnam Premier Income Trust

Proforma Combining Financial Statements
(Unaudited)

The accompanying unaudited proforma combining investment portfolio and statement of assets and liabilities assumes that the exchange described in the next paragraph occurred as of July 31, 2004, and the unaudited proforma combining statement of operations for the twelve months ended July 31, 2004 presents the results of operations of Putnam Premier Income Trust as if the combination with Putnam Master Income Trust had been consummated at August 1, 2003. The proforma results of operations are not necessarily indicative of future operations or the actual results that would have occurred had the combination been consummated at August 1, 2003. These historical statements have been derived from Putnam Premier Income Trust's and Putnam Master Income Trust's books and records utilized in calculating daily net asset value at July 31, 2004, and for the twelve month period then ended.

The proforma statements give effect to the proposed transfer of all of the assets of Putnam Master Income Trust to Putnam Premier Income Trust in exchange for the assumption by Putnam Premier Income Trust of all of the liabilities of Putnam Master Income Trust and for a number of Putnam Premier Income Trust's shares equal in value to the value of the net assets of Putnam Master Income Trust transferred to Putnam Premier Income Trust. Under U.S. generally accepted accounting principles, the historical cost of investment securities will be carried forward to the surviving entity and the results of operations of Putnam Premier Income Trust for pre-combination periods will not be restated. The proforma statement of operations does not reflect the expenses of either fund in carrying out its obligations under the Agreement and Plan of Reorganization.

The unaudited proforma combining statements should be read in conjunction with the separate financial statements of Putnam Premier Income Trust and Putnam Master Income Trust incorporated by reference in this statement of additional information.


                                                      Putnam Premier Income Trust
Pro Forma Combining                                          (Unaudited)
Statement of Assets and Liabilities
7/31/2004
                                                                                                             Putnam Premier
                                                              Putnam           Putnam                          Income Trust
Assets                                                   Premier Income     Master Income       Pro Forma         Pro Forma
                                                              Trust             Trust          Adjustments         Combined
---------------------------------------------------------------------------------------------------------------------------
Investments in securities, at value
Unaffiliated issuers                                      $949,062,277     $358,558,697                       1,307,620,974
Affiliated issuers                                         171,516,532       62,277,762                         233,794,294
Cash                                                         1,210,484          484,048                           1,694,532
Foreign currency                                             1,359,982        1,028,962                           2,388,944
Dividends, interest and other receivables                   15,168,695        5,708,150                          20,876,845
Receivable for securities sold                               4,647,295        1,905,602                           6,552,897
Receivable for open swap contracts                           2,437,135          825,722                           3,262,857
Receivable for variation margin                                291,153          133,862                             425,015
Receivable for open forward currency contracts               1,099,625          427,951                           1,527,576
Receivable for closed forward currency contracts               339,336          121,723                             461,059
---------------------------------------------------------------------------------------------------------------------------
Total assets                                             1,147,132,514      431,472,479                       1,578,604,993
---------------------------------------------------------------------------------------------------------------------------

Liabilities

Distributions payable to shareholders                        5,497,322        1,705,232                           7,202,554
Payable for securities purchased                           144,495,751       48,437,379                         192,933,130
Payable for compensation of Manager                          1,679,186          689,530                           2,368,716
Payable for investor servicing and custodian fees              169,042           98,457                             267,499
Payable for Trustee compensation and expenses                   98,773           38,192                             136,965
Payable for administrative services                              1,273              807                               2,080
Payable for open forward currency contracts                    598,039          228,745                             826,784
Payable for closed forward currency contracts                  311,459          131,856                             443,315
Payable for open swap contracts                                217,793           85,486                             303,279
Collateral on securities loaned, at value                    1,316,566               --                           1,316,566
Other accrued expenses                                          71,504           34,285          321,894 B          427,683
---------------------------------------------------------------------------------------------------------------------------
Total liabilities                                          154,456,708       51,449,969          321,894        206,228,571
---------------------------------------------------------------------------------------------------------------------------
Net assets                                                $992,675,806     $380,022,510         (321,894)     1,372,376,422
---------------------------------------------------------------------------------------------------------------------------

Common Shares
Net assets                                                $992,675,806     $380,022,510         (321,894) B  $1,372,376,422
Shares outstanding                                         141,198,870       53,329,917          703,932  C     195,232,719
Net asset value per share                                        $7.03            $7.13                               $7.03

Cost of investments
Unaffiliated issuers                                      $959,890,396     $362,232,018                      $1,322,122,414
Affiliated issuers                                         171,516,532       62,277,762                         233,794,294
Foreign currency cost                                        1,379,720        1,029,760                           2,409,480
Value of securities on loan                                  1,258,023               -                            1,258,023




Proforma Combining
Statement of Operations
Twelve months ended July 31, 2004 (Unaudited)
                                                                                                            Putnam Premier
                                                             Putnam            Putnam                         Income Trust
                                                        Premier Income     Master Income       Pro Forma         Pro Forma
                                                              Trust             Trust         Adjustments         Combined
--------------------------------------------------------------------------------------------------------------------------
Investment Income
Interest (including interest income of $304,226, $68,777 and
    $373,003, respectively, from investments in
    affiliates)                                            $68,118,359      $26,312,296                          94,430,655
Dividends                                                    1,576,800          597,666                           2,174,466
Securities lending                                               2,134               --                               2,134
Total investment income                                     69,697,293       26,909,962                          96,607,255

Expenses:
Compensation of Manager                                      6,944,320        2,869,050        $(581,245) A       9,232,125
Investor servicing and custodian fees                          884,612          489,511         (265,583) A       1,108,540
Compensation of Trustees and expenses                           33,083           16,112           (4,595) A          44,600
Administrative Services                                         16,590            8,537           (1,646) A          23,481
Other expenses                                                 405,981          219,181           (2,860) A         622,302
Fees waived and reimbursed by Manager                          (44,468)         (16,048)                            (60,516)
---------------------------------------------------------------------------------------------------------------------------
Total Expenses                                               8,240,118        3,586,343         (855,929)        10,970,532
---------------------------------------------------------------------------------------------------------------------------
Expense reduction                                              (22,769)         (15,684)                            (38,453)
---------------------------------------------------------------------------------------------------------------------------
Net expenses                                                 8,217,349        3,570,659         (855,929)        10,932,079
---------------------------------------------------------------------------------------------------------------------------
Net investment income                                       61,479,944       23,339,303          855,929         85,675,176
---------------------------------------------------------------------------------------------------------------------------
Net realized income on investments                          26,756,700       11,109,449                          37,866,149
Net realized loss on futures contracts                      (6,487,131)      (2,140,802)                         (8,627,933)
Net realized income on credit default contracts                 74,035           28,474                             102,509
Net realized income on swap contracts                        2,018,132          698,413                           2,716,545
Net realized loss on foreign currency transactions            (454,538)        (604,704)                         (1,059,242)
Net unrealized (depreciation)/appreciation of assets
and liabilities in foreign currency during the year           (429,315)          89,893                            (339,422)
Net unrealized appreciation of investments, futures
contracts, Swap contracts, TBA sales commitments
and credit default contracts during the year                23,067,710        8,553,835                          31,621,545
---------------------------------------------------------------------------------------------------------------------------
Net gain on investments                                     44,545,593       17,734,558                          62,280,151
---------------------------------------------------------------------------------------------------------------------------
Net increase in net assets
resulting from operations                                 $106,025,537      $41,073,861         $855,929       $147,955,327
---------------------------------------------------------------------------------------------------------------------------




The Proforma Combining Investment Portfolio Putnam Premier Income
Trust and Putnam Master Income Trust
July 31, 2004 (unaudited)

                                                     Putnam                      Putnam            Putnam Premier
                                                     Premier                     Master              Income Trust
                                                     Income                      Income                  Proforma
                                                      Trust                       Trust                  Combined
Corporate bonds and notes (a)                                        40.9%                    41.4%                       41.1%
                                                   Principal                    Principal                Principal
                                                     amount         Value        amount       Value       amount          Value
Basic Materials                                                      4.3%                      4.4%                        4.3%

Acetex Corp. sr. notes 10 7/8s, 2009 (Canada)       $850,000       $928,625     $325,000     $355,063   $1,175,000     $1,283,688
AK Steel Corp. company guaranty 7 7/8s, 2009       1,085,000      1,033,463      280,000      266,700    1,365,000      1,300,163
AK Steel Corp. company guaranty 7 3/4s, 2012         575,000        531,875      345,000      319,125      920,000        851,000
Avecia Group PLC company guaranty
11s, 2009 (United Kingdom)                           915,000        699,975      340,000      260,100    1,255,000        960,075
BCP Caylux Holdings Luxembourg SCA 144A sr.
sub. notes 9 5/8s, 2014 (Luxembourg)                 815,000        843,525      315,000      326,025    1,130,000      1,169,550
Compass Minerals Group, Inc. company guaranty
10s, 2011                                          1,035,000      1,148,850      390,000      432,900    1,425,000      1,581,750
Compass Minerals International, Inc. sr. disc.
notes stepped-coupon zero % (12s, 6/1/08),
2013 (STP)                                           400,000        312,000      155,000      120,900      555,000        432,900
Compass Minerals International, Inc. sr. notes
stepped-coupon zero % (12 3/4s, 12/15/07),
2012 (STP)                                         1,070,000        877,400      420,000      344,400    1,490,000      1,221,800
Doe Run Resources Corp. company guaranty Ser.
A1, 11 3/4s, 2008  (PIK)                           1,603,487      1,202,615      653,280      489,960    2,256,767      1,692,575
Dow Chemical Co. (The) notes 5 3/4s, 2009          1,065,000      1,122,225      415,000      437,299    1,480,000      1,559,524
Equistar Chemicals LP notes 8 3/4s, 2009             265,000        273,613      115,000      118,738      380,000        392,351
Equistar Chemicals LP/Equistar Funding Corp.
company guaranty 10 1/8s, 2008                     2,345,000      2,556,050      910,000      991,900    3,255,000      3,547,950
Four M Corp. sr. notes Ser. B, 12s, 2006                  --             --      200,000      200,000      200,000        200,000
Georgia-Pacific Corp. bonds 7 3/4s, 2029             600,000        600,000      230,000      230,000      830,000        830,000
Georgia-Pacific Corp. debs. 7.7s, 2015             1,340,000      1,447,200      500,000      540,000    1,840,000      1,987,200
Georgia-Pacific Corp. sr. notes 7 3/8s, 2008           4,000          4,300           --           --        4,000          4,300
Gerdau Ameristeel Corp. sr. notes 10 3/8s,
2011 (Canada)                                        950,000      1,059,250      365,000      406,975    1,315,000      1,466,225
Graphics Packaging bank term loan FRN 4.35s,
2010 (acquired 8/6/03, cost $222,750,
$74,250, $297,000) (RES)                             222,750        225,998       74,250       75,333      297,000        301,331
Hercules, Inc. bank term loan FRN 3.497s,
2010 (acquired 4/7/04, cost $349,125,
$174,563, $523,688) (RES)                            349,125        350,871      174,563      175,435      523,688        526,306
Hercules, Inc. company guaranty 11 1/8s, 2007      1,385,000      1,620,450      550,000      643,500    1,935,000      2,263,950
Huntsman Advanced Materials, LLC 144A sec.
FRN 11.86, 2008                                      280,000        294,000      105,000      110,250      385,000        404,250
Huntsman Advanced Materials, LLC 144A sec.
notes 11s, 2010                                      330,000        374,550      125,000      141,875      455,000        516,425
Huntsman Co., LLC sr. disc. notes zero %, 2008     1,099,000        637,420      426,000      247,080    1,525,000        884,500
Huntsman ICI Chemicals, Inc. company
guaranty 10 1/8s, 2009                               695,000        707,163      265,000      269,638      960,000        976,801
Huntsman ICI Holdings sr. disc. notes
zero %, 2009                                       2,190,000      1,095,000      845,000      422,500    3,035,000      1,517,500
Huntsman International, LLC sr. sub. notes
Ser. EXCH, 10 1/8s, 2009                      EUR    590,000        709,236      225,000      270,471      815,000        979,707
Huntsman LLC company guaranty 11 5/8s, 2010     $    555,000        617,438      215,000      239,188      770,000        856,626
Huntsman, LLC 144A company guaranty 11 1/2s,
2012                                                 415,000        417,075      160,000      160,800      575,000        577,875
International Steel Group, Inc. 144A sr.
notes 6 1/2s, 2014                                   180,000        170,550       70,000       66,325      250,000        236,875
ISP Chemco, Inc. company guaranty Ser. B,
10 1/4s, 2011                                      1,910,000      2,129,650      765,000      852,975    2,675,000      2,982,625
Kaiser Aluminum & Chemical Corp. sr. notes
Ser. B, 10 7/8s, 2006 (In default) (NON)              80,000         84,400       30,000       31,650      110,000        116,050
Kaiser Aluminum & Chemical Corp. sr. sub.
notes 12 3/4s, 2003 (In default) (NON)(DEF)          910,000        172,900      345,000       65,550    1,255,000        238,450
Lyondell Chemical Co. bonds 11 1/8s, 2012            100,000        111,625       40,000       44,650      140,000        156,275
Lyondell Chemical Co. company guaranty
9 1/2s, 2008                                         980,000      1,025,325      400,000      418,500    1,380,000      1,443,825
Lyondell Chemical Co. notes Ser. A,
9 5/8s, 2007                                         895,000        945,344      320,000      338,000    1,215,000      1,283,344
MDP Acquisitions PLC sr. notes 10 1/8s,
2012 (Ireland)                                EUR    610,000        813,325      235,000      313,330      845,000      1,126,655
MDP Acquisitions PLC sr. notes 9 5/8s,
2012 (Ireland)                                  $    125,000        140,000       45,000       50,400      170,000        190,400
MDP Acquisitions PLC sub. notes 15 1/2s,
2013 (Ireland) (PIK)                                 515,217        600,228      188,351      219,429      703,568        819,657
Millennium America, Inc. company guaranty
9 1/4s, 2008                                       1,390,000      1,501,200      660,000      712,800    2,050,000      2,214,000
Millennium America, Inc. 144A sr. notes
9 1/4s, 2008                                         210,000        226,800       80,000       86,400      290,000        313,200
Nalco Co. bank term loan FRN Ser. B,
4.126s, 2010 (acquired 11/6/03, cost
$186,761, $62,254, $250,015) (RES)                   186,761        189,475       62,254       63,158      249,015        252,633
Nalco Co. 144A sr. notes 7 3/4s, 2011         EUR    100,000        126,410       40,000       50,564      140,000        176,974
Nalco Co. 144A sr. sub. notes 9s,
2013                                          EUR    100,000        125,928       40,000       50,371      140,000        176,299
Nalco Co. 144A sr. sub. notes 8 7/8s, 2013      $  1,490,000      1,564,500      565,000      593,250    2,055,000      2,157,750
Norska Skog Canada Ltd. sr. notes 7 3/8s,
2014 (Canada)                                        795,000        791,025      305,000      303,475    1,100,000      1,094,500
PCI Chemicals Canada sec. sr. notes 10s,
2008 (Canada)                                        609,379        591,098      233,383      226,382      842,762        817,480
Pioneer Companies, Inc. sec. FRN 5.086s,
2006                                                 192,965        182,352       73,902       69,837      266,867        252,189
Potlatch Corp. company guaranty 10s, 2011          1,095,000      1,231,875      430,000      483,750    1,525,000      1,715,625
Resolution Performance Products, LLC sr.
notes 9 1/2s, 2010                                   180,000        188,100       70,000       73,150      250,000        261,250
SGL Carbon SA 144A sr. notes 8 1/2s, 2012
(Luxembourg)                                  EUR    620,000        725,518      235,000      274,995      855,000      1,000,513
SGL Carbon, LLC bank term loan FRN 4.22s,
2009 (acquired 2/26/04, cost $234,921,
$117,461, $352,382) (R)                         $    233,752        233,752      116,876      116,876      350,628        350,628
Smurfit-Stone Container Corp. company
guaranty 8 1/4s, 2012                                310,000        330,925      105,000      112,088      415,000        443,013
Smurfit-Stone Container Corp. company
guaranty 7 1/2s, 2013                                 55,000         55,825       20,000       20,300       75,000         76,125
Steel Dynamics, Inc. company guaranty
9 1/2s, 2009                                         965,000      1,071,150      370,000      410,700    1,335,000      1,481,850
Sterling Chemicals, Inc. sec. notes 10s,
2007 (PIK)                                           207,976        195,497       81,826       76,916      289,802        272,413
Stone Container Corp. sr. notes
9 3/4s, 2011                                         710,000        784,550      305,000      337,025    1,015,000      1,121,575
Stone Container Corp. sr. notes
8 3/8s, 2012                                         345,000        369,150      120,000      128,400      465,000        497,550
Stone Container Finance 144A company
guaranty 7 3/8s, 2014 (Canada)                       210,000        213,675       80,000       81,400      290,000        295,075
Ucar Finance, Inc. company guaranty
10 1/4s, 2012                                      1,225,000      1,372,000      475,000      532,000    1,700,000      1,904,000
United Agri Products 144A sr. notes
8 1/4s, 2011                                         550,000        596,750      215,000      233,275      765,000        830,025
United States Steel Corp. sr. notes
9 3/4s, 2010                                         706,000        785,425      274,000      304,825      980,000      1,090,250
Wellman 1st. lien bank term loan FRN
6s, 2009 (acquired 2/4/04, cost $350,000,
$160,000 $510,000) (RES)                             350,000        355,104      160,000      162,333      510,000        517,437
Wellman 2nd. lien bank term loan FRN
8 3/4s, 2010 (acquired 2/4/04, cost
$372,400, $142,100, $514,500) (RES)                  380,000        371,133      145,000      141,617      525,000        512,750
Wheeling-Pittsburgh Steel Corp. sr.
notes 6s, 2010                                        77,422         52,647       22,805       15,507      100,227         68,154
Wheeling-Pittsburgh Steel Corp. sr.
notes 5s, 2011                                       147,827         99,044       43,545       29,175      191,372        128,219
WHX Corp. sr. notes 10 1/2s, 2005                    260,000        241,800      105,000       97,650      365,000        339,450

                                                                 42,456,222                16,785,183                  59,241,405

Capital Goods
                                                                       3.4%                      3.5%                        3.5%
AEP Industries, Inc. sr. sub. notes
9 7/8s, 2007                                         698,000        715,450      280,000      287,000      978,000      1,002,450
Air2 US 144A sinking fund Ser. D, 12.266s,
2020 (In default) (NON)                            1,340,093             13      520,612            5    1,860,705             18
Allied Waste Industries, Inc. bank term
loan FRN 4.136s, 2010 (acquired 4/25/03,
cost $209,491, $82,526, $292,017) (RES)              209,491        212,070       82,526       83,542      292,017        295,612
Allied Waste Industries, Inc. bank term
loan FRN Ser. C, 1.369s, 2010 (acquired 4/25/03,
cost $35,357, $13,929, $49,286) (RES)                 35,357         35,902       13,929       14,144       49,286         50,046
Allied Waste North America, Inc. company
guaranty Ser. B, 8 1/2s, 2008                      1,670,000      1,824,475      645,000      704,663    2,315,000      2,529,138
Allied Waste North America, Inc. sec.
notes 6 1/2s, 2010                                   765,000        757,350      295,000      292,050    1,060,000      1,049,400
Amsted Industries bank term loan FRN 5.364s,
2010 (acquired 8/12/03 cost $295,515, $98,505,
$394,020) (RES)                                      297,000        303,311       99,000      101,104      396,000        404,415
Argo-Tech Corp. 144A sr. notes 9 1/4s, 2011          775,000        809,875      295,000      308,275    1,070,000      1,118,150
BE Aerospace, Inc. sr. sub. notes 9 1/2s, 2008       840,000        850,500      335,000      339,188    1,175,000      1,189,688
BE Aerospace, Inc. sr. sub. notes Ser. B,
8 7/8s, 2011                                         285,000        277,875      110,000      107,250      395,000        385,125
BE Aerospace, Inc. sr. sub. notes Ser. B,
8s, 2008                                             660,000        636,900      245,000      236,425      905,000        873,325
Berry Plastics Corp. company guaranty
10 3/4s, 2012                                        190,000        211,375       70,000       77,875      260,000        289,250
Blount, Inc. company guaranty 13s, 2009            1,195,000      1,284,625      465,000      499,875    1,660,000      1,784,500
Blount, Inc. company guaranty 7s, 2005               345,000        352,763           --           --      345,000        352,763
Browning-Ferris Industries, Inc. debs.
7.4s, 2035                                           970,000        863,300      350,000      311,500    1,320,000      1,174,800
Browning-Ferris Industries, Inc. sr. notes
6 3/8s, 2008                                         880,000        897,600      290,000      295,800    1,170,000      1,193,400
Crown Cork & Seal Company, Inc. bank term
loan FRN Ser. B, 4.586s, 2008 (acquired
2/21/03, cost $282,150, $94,050,
$376,200) (RES)                                      285,000        288,919       95,000       96,306      380,000        385,225
Crown Holdings SA bonds 10 1/4s, 2011
(France)                                      EUR    115,000        156,101       45,000       61,083      160,000        217,184
Crown Holdings SA notes 10 7/8s, 2013
(France)                                        $  1,240,000      1,422,900      475,000      545,063    1,715,000      1,967,963
Crown Holdings SA notes 9 1/2s, 2011
(France)                                             545,000        596,775      215,000      235,425      760,000        832,200
Decrane Aircraft Holdings Co. company
guaranty Ser. B, 12s, 2008                         1,310,000        851,500      500,000      325,000    1,810,000      1,176,500
EaglePicher bank term loan FRN 4.41s,
2009 (acquired 8/6/03, cost $216,085,
$72,028, $288,113) (RES)                             214,772        216,249       71,591       72,083      286,363        288,332
Earle M. Jorgensen Co. sec. notes
9 3/4s, 2012                                         985,000      1,083,500      380,000      418,000    1,365,000      1,501,500
FIMEP SA sr. notes 10 1/2s, 2013
(France)                                             840,000        966,000      345,000      396,750    1,185,000      1,362,750
Flender Holdings 144A sr. notes 11s,
2010 (Germany)                                EUR    500,000        686,524      195,000      267,744      695,000        954,268
Flowserve Corp. bank term loan FRN.
C, 4.212s, 2009 (acquired various dates
from 4/30/02 to 2/26/04, cost $284,035)
(RES)                                            $   181,134        183,285      100,801      101,998      281,935        285,283
Flowserve Corp. company guaranty 12 1/4s,
2010                                                 770,000        872,025      297,000      336,353    1,067,000      1,208,378
Graham Packaging bank term loan FRN 4.291s,
2010 (acquired 2/18/03, cost $296,405,
$98,802, $395,207) (RES)                             297,895        299,260       99,298       99,753      397,193        399,013
Hexcel Corp. sr. sub. notes 9 3/4s, 2009             915,000        958,463      365,000      382,338    1,280,000      1,340,801
Impress Metal Packaging Holding NV sr.
sub. notes 9 7/8s, 2007 (Netherlands)         DEM  1,075,000        638,550      405,000      240,570    1,480,000        879,120
Invensys, PLC bank term loan FRN 5.477s,
2009 (acquired 3/11/04, cost $159,268,
$79,634, $238,902) (United Kingdom) (RES)       $    159,668        162,063       79,834       81,031      239,502        243,094
Invensys, PLC notes 9 7/8s, 2011 (United
Kingdom)                                           1,370,000      1,380,275      505,000      508,788    1,875,000      1,889,063
K&F Industries, Inc. sr. sub. notes Ser.
B, 9 5/8s, 2010                                      710,000        775,675      275,000      300,438      985,000      1,076,113
L-3 Communications Corp. company guaranty
7 5/8s, 2012                                              --             --      120,000      128,100      120,000        128,100
L-3 Communications Corp. company guaranty
6 1/8s, 2013                                              --             --      220,000      213,400      220,000        213,400
Legrand SA debs. 8 1/2s, 2025 (France)             1,025,000      1,081,375      385,000      406,175    1,410,000      1,487,550
Manitowoc Co., Inc. (The) company guaranty
10 1/2s, 2012                                        120,000        136,800       40,000       45,600      160,000        182,400
Manitowoc Co., Inc. (The) company guaranty
10 3/8s, 2011                                 EUR    240,000        321,152       95,000      127,123      335,000        448,275
Manitowoc Co., Inc. (The) sr. notes 7 1/8s,
2013                                            $    305,000        309,575      120,000      121,800      425,000        431,375
Mueller Group bank term loan FRN 4.559s, 2011
(acquired 4/22/04, cost $188,991, $94,495,
$283,486) (RES)                                      188,991        190,526       94,495       95,263      283,486        285,789
Mueller Group Inc. 144A sec. FRN 5.919s, 2011        265,000        272,950      100,000      103,000      365,000        375,950
Mueller Group Inc. 144A sr. sub. notes 10s,
2012                                                 370,000        388,500      140,000      147,000      510,000        535,500
Owens-Brockway Glass company guaranty
8 1/4s, 2013                                         775,000        811,813      300,000      314,250    1,075,000      1,126,063
Owens-Brockway Glass company guaranty
7 3/4s, 2011                                         725,000        768,500      280,000      296,800    1,005,000      1,065,300
Owens-Brockway Glass sr. sec. notes
8 3/4s, 2012                                         955,000      1,050,500      370,000      407,000    1,325,000      1,457,500
Pliant Corp. sec. notes 11 1/8s, 2009                715,000        772,200      275,000      297,000      990,000      1,069,200
Roper bank term loan FRN 3.61s, 2008
(acquired 12/22/03, cost $195,000,
$97,500, $292,500) (RES)                             195,000        197,600       97,500       98,800      292,500        296,400
Sequa Corp. sr. notes 9s, 2009                     1,650,000      1,782,000      630,000      680,400    2,280,000      2,462,400
Siebe PLC 144A sr. unsub. 6 1/2s,
2010 (United Kingdom)                                325,000        292,500      125,000      112,500      450,000        405,000
Solo Cup Co. bank term loan FRN 3.945s,
2011 (acquired 2/19/04, cost $200,639,
$100,319, $300,958) (RES)                            199,500        201,661       99,750      100,831      299,250        302,492
Solo Cup Co. 144A sr. sub. notes 8 1/2s, 2014        210,000        193,200       65,000       59,800      275,000        253,000
Tekni-Plex, Inc. company guaranty Ser. B,
12 3/4s, 2010                                      1,090,000      1,062,750      415,000      404,625    1,505,000      1,467,375
Tekni-Plex, Inc. 144A sr. sec. notes
8 3/4s, 2013                                         640,000        620,000      245,000      237,344      885,000        857,344
Terex Corp. company guaranty 9 1/4s, 2011            265,000        294,813      100,000      111,250      365,000        406,063
Terex Corp. company guaranty Ser. B,
10 3/8s, 2011                                        995,000      1,109,425      380,000      423,700    1,375,000      1,533,125
Transdigm, Inc. bank term loan FRN 3.61s,
2010 (acquired 4/19/04, cost $74,625,
$24,875, $99,500) (RES)                               74,625         75,512       24,875       25,171       99,500        100,683
Trimas Corp. company guaranty 9 7/8s, 2012           575,000        600,875      215,000      224,675      790,000        825,550
Vought Aircraft Industries, Inc. 144A
sr. notes 8s, 2011                                   510,000        499,800      200,000      196,000      710,000        695,800

                                                                 34,605,475                13,505,026                  48,110,501


Communication Services                                                 3.3%                      3.4%                        3.4%

Alamosa Delaware, Inc. company guaranty
11s, 2010                                            469,000        512,383      173,000      189,003      642,000        701,386
Alamosa Delaware, Inc. company guaranty
stepped-coupon zero % (12s, 7/31/05),
2009 (STP)                                           371,000        362,653      145,000      141,738      516,000        504,391
Alamosa Delaware, Inc. 144A sr. notes
8 1/2s, 2012                                         580,000        566,950      225,000      219,938      805,000        786,888
American Cellular Corp. company guaranty
9 1/2s, 2009                                         270,000        232,200      105,000       90,300      375,000        322,500
American Cellular Corp. sr. notes Ser.
B, 10s, 2011                                       1,115,000        970,050      430,000      374,100    1,545,000      1,344,150
American Tower Corp. 144A sr. notes
7 1/2s, 2012                                         515,000        505,988      195,000      191,588      710,000        697,576
American Towers, Inc. company guaranty
7 1/4s, 2011                                       1,040,000      1,047,800      405,000      408,038    1,445,000      1,455,838
Asia Global Crossing, Ltd. sr. notes
13 3/8s, 2010 (Bermuda) (In default) (NON)           770,000         69,300      300,000       27,000    1,070,000         96,300
Centennial Cellular Operating Co.
company guaranty 10 1/8s, 2013                     1,245,000      1,282,350      475,000      489,250    1,720,000      1,771,600
Cincinnati Bell Telephone Co. company
guaranty 6.3s, 2028                                  205,000        178,350       80,000       69,600      285,000        247,950
Cincinnati Bell, Inc. company guaranty
7 1/4s, 2013                                         505,000        470,913      200,000      186,500      705,000        657,413
Cincinnati Bell, Inc. notes 7 1/4s, 2023             565,000        502,850      215,000      191,350      780,000        694,200
Cincinnati Bell, Inc. sr. sub. notes
8 3/8s, 2014                                       1,145,000      1,007,600      440,000      387,200    1,585,000      1,394,800
Colo.com, Inc. 144A sr. notes
13 7/8s, 2010 (In default) (NON)                     441,450             44      191,573           19      633,023             63
Consolidated Communications bank
term loan FRN 4.081s, 2012 (acquired
4/7/04, cost $100,000, $50,000,
$150,000) (RES)                                      100,000        101,750       50,000       50,875      150,000        152,625
Crown Castle International Corp.
bank term loan FRN 5.09s, 2010 (acquired
10/3/03, cost $148,875, $49,625,
$198,500) (RES)                                      148,875        149,061       49,625       49,687      198,500        198,748
Crown Castle International Corp. sr.
notes 9 3/8s, 2011                                 1,060,000      1,195,150      410,000      462,275    1,470,000      1,657,425
Dobson Communications Corp. bank term
loan FRN 4.915s, 2010 (acquired 10/20/03,
cost $148,875, $49,625, $198,500) (RES)              148,875        149,038       49,625       49,679      198,500        198,717
Dobson Communications Corp. sr. notes 8
7/8s, 2013                                           585,000        447,525      230,000      175,950      815,000        623,475
Eircom Funding notes 8 1/4s, 2013 (Ireland)          365,000        383,250      140,000      147,000      505,000        530,250
Fairpoint Communications, Inc. sr. sub.
notes 12 1/2s, 2010                                  540,000        588,600      210,000      228,900      750,000        817,500
Firstworld Communication Corp. sr. disc.
notes zero %, 2008 (In default) (NON)                337,135             34      186,311           19      523,446             53
Globix Corp. company guaranty 11s,
2008 (PIK)                                           300,220        250,684      117,944       98,483      418,164        349,167
Inmarsat Finance PLC 144A company guaranty
7 5/8s, 2012 (United Kingdom)                      1,200,000      1,149,000      455,000      435,663    1,655,000      1,584,663
iPCS, Inc. 144A sr. notes 11 1/2s, 2012              420,000        433,650      160,000      165,200      580,000        598,850
Level 3 Financing Inc. 144A sr. notes
10 3/4s, 2011                                      1,055,000        902,025      405,000      346,275    1,460,000      1,248,300
Madison River Capital Corp. sr. notes
13 1/4s, 2010                                      1,005,000      1,067,813      390,000      414,375    1,395,000      1,482,188
MCI, Inc. sr. notes 7.735s, 2014                   1,458,000      1,314,023      557,000      501,996    2,015,000      1,816,019
MCI, Inc. sr. notes 6.688s, 2009                     358,000        329,808      137,000      126,211      495,000        456,019
MCI, Inc. sr. notes 5.908s, 2007                       1,000            969        3,000        2,906        4,000          3,875
Nextel bank term loan FRN Ser. E,
3.813s, 2010 (acquired 12/19/02, cost
$322,044, $107,377, $429,421) (RES)                  348,250        350,489      116,083      116,830      464,333        467,319
Nextel Communications, Inc. sr. notes
7 3/8s, 2015                                       2,080,000      2,184,000      795,000      834,750    2,875,000      3,018,750
Nextel Partners, Inc. sr. notes 12 1/2s,
2009                                                  58,000         67,570       20,000       23,300       78,000         90,870
Nextel Partners, Inc. sr. notes 8 1/8s,
2011                                               1,765,000      1,817,950      675,000      695,250    2,440,000      2,513,200
PanAmSat Corp. company guaranty 8 1/2s,
2012                                               1,160,000      1,338,350      450,000      519,188    1,610,000      1,857,538
Qwest Communications International, Inc.
bank term loan FRN 6 1/2s, 2007 (acquired
6/5/03, cost $265,444, $104,569,
$370,013) (RES)                                      268,125        277,677      105,625      109,388      373,750        387,065
Qwest Communications International, Inc.
144A sr. notes 7 1/2s, 2014                        1,765,000      1,650,275      675,000      631,125    2,440,000      2,281,400
Qwest Communications International, Inc.
144A sr. notes FRN 4.75s, 2009                       240,000        229,200      120,000      114,600      360,000        343,800
Qwest Corp. 144A notes 9 1/8s, 2012                3,360,000      3,695,945    1,300,000    1,430,000    4,660,000      5,125,945
Qwest Services Corp. 144A notes 14 1/2s,
2014                                                 505,000        606,000      195,000      234,000      700,000        840,000
Rogers Wireless, Inc. sec. notes 9 5/8s,
2011 (Canada)                                        380,000        427,500      145,000      163,125      525,000        590,625
Rural Cellular Corp. sr. sub. notes
Ser. B, 9 5/8s, 2008                                 420,000        399,000      170,000      161,500      590,000        560,500
SBA Communications Corp. sr. notes
10 1/4s, 2009                                        225,000        232,875       90,000       93,150      315,000        326,025
SBA Senior Finance, Inc. bank term loan
FRN 4.687s, 2008 (acquired 2/3/04,
cost $100,000. $50,000, $150,000) (RES)              100,000        100,656       50,000       50,328      150,000        150,984
SBA Telecommunications Inc./SBA
Communication Corp. sr. disc. notes
stepped-coupon zero % (9 3/4s,
12/15/07), 2011                                      445,000        337,088      175,000      132,563      620,000        469,651
Triton PCS, Inc. company guaranty
8 3/4s, 2011                                         540,000        417,150      205,000      158,363      745,000        575,513
TSI Telecommunication Services, Inc.
company guaranty Ser. B, 12 3/4s, 2009               935,000      1,005,125      365,000      392,375    1,300,000      1,397,500
UbiquiTel Operating Co. bonds stepped-
coupon zero % (14s, 4/15/05), 2010 (STP)             577,000        579,885      225,000      226,125      802,000        806,010
UbiquiTel Operating Co. sr. notes
9 7/8s, 2011                                         510,000        506,175      195,000      193,538      705,000        699,713
Western Wireless Corp. sr. notes
9 1/4s, 2013                                         765,000        782,213      290,000      296,525    1,055,000      1,078,738

                                                                 33,176,934                12,797,141                  45,974,075


Consumer Cyclicals                                                     9.9%                     10.0%                        9.9%

Advance Stores bank term loan FRN
Ser. C, 3.312s, 2007 (acquired 3/4/03,
cost $84,124, $33,140, $117,264) (RES)                84,124         85,123       33,140       33,533      117,264        118,656
Ameristar Casinos, Inc. company guaranty
10 3/4s, 2009                                        395,000        444,375      155,000      174,375      550,000        618,750
Argosy Gaming Co. sr. sub. notes 9s,
2011                                                 230,000        255,300       90,000       99,900      320,000        355,200
Argosy Gaming Co. 144A sr. sub. notes
7s, 2014                                             915,000        911,569      350,000      348,688    1,265,000      1,260,257
Asbury Automotive Group, Inc. sr. sub.
notes 8s, 2014                                       640,000        601,600      240,000      225,600      880,000        827,200
Autonation, Inc. company guaranty 9s,
2008                                               1,230,000      1,389,900      475,000      536,750    1,705,000      1,926,650
Beazer Homes USA, Inc. company guaranty
8 3/8s, 2012                                         210,000        224,700       80,000       85,600      290,000        310,300
Borgata Resorts bank term loan FRN
Ser. B, 4.126s, 2007 (acquired 6/5/02,
cost $236,742, $66,289, $303,031) (RES)              237,336        238,967       66,454       66,911      303,790        305,878
Boyd Gaming Corp. sr. sub. notes
8 3/4s, 2012                                         820,000        885,600      315,000      340,200    1,135,000      1,225,800
Boyd Gaming Corp. sr. sub. notes
7 3/4s, 2012                                         230,000        236,900       85,000       87,550      315,000        324,450
Building Materials Corp. company guaranty 8s,
2008                                                 450,000        450,000      180,000      180,000      630,000        630,000
Chumash Casino & Resort Enterprise 144A
sr. notes 9s, 2010                                   500,000        545,000      190,000      207,100      690,000        752,100
Coinmach Corp. bank term loan FRN Ser. B,
4.316s,
2009 (acquired 1/31/02, cost $188,024,
$87,391,  $275,415) (RES)                            188,259        189,765       87,500       88,200      275,759        277,965
Coinmach Corp. sr. notes 9s, 2010                  1,655,000      1,679,825      650,000      659,750    2,305,000      2,339,575
Collins & Aikman Products company guaranty
10 3/4s, 2011                                      1,090,000      1,100,900      420,000      424,200    1,510,000      1,525,100
Corrections Corporation of America bank term
loan FRN 3.36s, 2008 (acquired various dates
from 8/5/03 to 6/7/04, cost $73,858, $24,619,
$98,477) (RES)                                        73,858         74,874       24,619       24,958       98,477         99,832
D.R. Horton, Inc. company guaranty 8s, 2009          145,000        161,675       55,000       61,325      200,000        223,000
D.R. Horton, Inc. sr. notes 7 7/8s, 2011             880,000        976,800      350,000      388,500    1,230,000      1,365,300
D.R. Horton, Inc. sr. notes 6 7/8s, 2013             220,000        228,250       80,000       83,000      300,000        311,250
D.R. Horton, Inc. sr. notes 5 7/8s, 2013             600,000        584,250      220,000      214,225      820,000        798,475
Dana Corp. notes 10 1/8s, 2010                       220,000        250,800       90,000      102,600      310,000        353,400
Dana Corp. notes 9s, 2011                            785,000        926,300      300,000      354,000    1,085,000      1,280,300
Dana Corp. notes 7s, 2029                            135,000        133,650       50,000       49,500      185,000        183,150
Dana Corp. notes 6 1/2s, 2009                        405,000        425,250      155,000      162,750      560,000        588,000
Dayton Superior Corp. sec. notes 10 3/4s, 2008       780,000        799,500      305,000      312,625    1,085,000      1,112,125
Delco Remy International, Inc. company
guaranty 11s, 2009                                   295,000        316,388       85,000       91,163      380,000        407,551
Delco Remy International, Inc. 144A sr.
sub. notes 9 3/8s, 2012                              740,000        714,100      285,000      275,025    1,025,000        989,125
Derby Cycle Corp. (The) sr. notes 10s,
2008 (In default) (NON)                              661,675             66      240,472           24      902,147             90
Derby Cycle Corp. (The) sr. notes 9 3/8s,
2008 (In default) (NON)                       DEM  1,700,694            105      688,142           42    2,388,836            147
Dex Media East, LLC/Dex Media East
Finance Co. sr. notes Ser. B, 8 1/2s, 2010         1,545,000      1,699,500      600,000      660,000    2,145,000      2,359,500
Dex Media West, LLC bank term loan
FRN 3.691s, 2010 (acquired 9/9/03, cost
$267,361, $89,120, $356,481) (RES)                   267,361        272,207       89,120       90,736      356,481        362,943
Dex Media, Inc. 144A disc. notes stepped-
coupon zero % (9s, 11/15/08), 2013 (STP)             705,000        489,975      275,000      191,125      980,000        681,100
Dex Media, Inc. 144A notes 8s, 2013                  805,000        809,025      310,000      311,550    1,115,000      1,120,575
Dura Operating Corp. company guaranty
Ser. B, 8 5/8s, 2012                                 265,000        262,350      100,000       99,000      365,000        361,350
Dura Operating Corp. company guaranty
Ser. D, 9s, 2009                                     710,000        678,050      270,000      257,850      980,000        935,900
FelCor Lodging LP company guaranty 10s,
2008 (R)                                             140,000        147,700       56,000       59,080      196,000        206,780
Finlay Fine Jewelry Corp. 144A sr. notes
8 3/8s, 2012                                         680,000        714,000      260,000      273,000      940,000        987,000
Gaylord Entertainment Co. sr. notes 8s,
2013                                                 965,000        992,744      375,000      385,781    1,340,000      1,378,525
Goodyear Tire & Rubber Co. (The) bank
term loan FRN 6.059s, 2006 (acquired 2/19/04,
cost $160,000, $80,000, $240,000) (RES)              160,000        161,550       80,000       80,775      240,000        242,325
Goodyear Tire & Rubber Co. (The) notes
7.857s, 2011                                       1,700,000      1,581,000      770,000      716,100    2,470,000      2,297,100
Goodyear Tire & Rubber Co. (The) notes
6 3/8s, 2008                                         285,000        267,900      110,000      103,400      395,000        371,300
Hayes Lemmerz International, Inc. bank
term loan FRN 5.1s, 2009 (acquired 6/3/03,
cost $233,863, $92,128, $325,991) (RES)              236,225        240,581       93,058       94,774      329,283        335,355
Herbst Gaming, Inc. 144A sr. sub. notes 8
1/8s, 2012                                           565,000        557,938      215,000      212,313      780,000        770,251
Hilton Hotels Corp. notes 7 5/8s, 2012             1,175,000      1,296,906      455,000      502,206    1,630,000      1,799,112
HMH Properties, Inc. company guaranty Ser.
B, 7 7/8s, 2008                                    1,235,000      1,268,963      324,000      332,910    1,559,000      1,601,873
Hollinger Participation Trust 144A sr.
notes 12 1/8s, 2010 (Canada) (PIK)                 1,848,767      2,163,057      710,734      831,559    2,559,501      2,994,616
Hollywood Park, Inc. company guaranty
Ser. B, 9 1/4s, 2007                               1,370,000      1,404,250      530,000      543,250    1,900,000      1,947,500
Horseshoe Gaming Holdings company guaranty
8 5/8s, 2009                                       1,250,000      1,303,125      490,000      510,825    1,740,000      1,813,950
Host Marriott LP sr. notes Ser. E, 8 3/8s,
2006 (R)                                             389,000        411,368      151,000      159,683      540,000        571,051
Host Marriott LP 144A sr. notes 7s, 2012           1,050,000      1,036,875      410,000      404,875    1,460,000      1,441,750
Houghton Mifflin Co. sr. sub. notes 9
7/8s, 2013                                           475,000        488,063      180,000      184,950      655,000        673,013
Icon Health & Fitness company guaranty
11 1/4s, 2012                                      1,205,000      1,313,450      470,000      512,300    1,675,000      1,825,750
IESI Corp. bank term loan FRN 4.601s,
2010 (acquired various dates from 10/20/03
to 10/21/03, cost $149,719, $49,896,
$199,615) (RES)                                      148,875        151,108       49,625       50,369      198,500        201,477
IESI Corp. company guaranty 10 1/4s, 2012            895,000        971,075      345,000      374,325    1,240,000      1,345,400
Inn of the Mountain Gods sr. notes 12s,
2010                                                 385,000        431,200      150,000      168,000      535,000        599,200
ITT Corp. debs. 7 3/8s, 2015                         725,000        741,313      275,000      281,188    1,000,000      1,022,501
ITT Corp. notes 6 3/4s, 2005                         815,000        844,544      320,000      331,600    1,135,000      1,176,144
JC Penney Co., Inc. debs. 7.95s, 2017              1,370,000      1,548,100      515,000      581,950    1,885,000      2,130,050
JC Penney Co., Inc. debs. 7.65s, 2016                245,000        269,500       95,000      104,500      340,000        374,000
JC Penney Co., Inc. debs. 7 1/8s, 2023               615,000        639,600      235,000      244,400      850,000        884,000
JC Penney Co., Inc. notes 8s, 2010                    40,000         44,900       15,000       16,838       55,000         61,738
John Q. Hammons Hotels LP/John Q. Hammons
Hotels Finance Corp. III 1st mtge. Ser. B,
8 7/8s, 2012                                       2,245,000      2,469,500      870,000      957,000    3,115,000      3,426,500
Jostens Holding Corp. sr. disc. notes
stepped-coupon zero % (10 1/4s, 12/1/08),
2013 (STP)                                         1,310,000        877,700      510,000      341,700    1,820,000      1,219,400
Jostens, Inc. bank term loan FRN Ser. B,
3.869s, 2010 (acquired 7/28/03, cost
$258,637, $86,213, $344,851) (RES)                   258,638        261,871       86,213       87,290      344,851        349,161
Jostens, Inc. sr. sub. notes 12 3/4s, 2010           730,000        824,900      285,000      322,050    1,015,000      1,146,950
K. Hovnanian Enterprises, Inc. company
guaranty 10 1/2s, 2007                               180,000        207,900       75,000       86,625      255,000        294,525
K. Hovnanian Enterprises, Inc. company
guaranty 8 7/8s, 2012                                795,000        868,538      310,000      338,675    1,105,000      1,207,213
K. Hovnanian Enterprises, Inc. company
guaranty 6 3/8s, 2014                                540,000        504,900      205,000      191,675      745,000        696,575
K. Hovnanian Enterprises, Inc. sr. notes
6 1/2s, 2014                                         405,000        383,738      160,000      151,600      565,000        535,338
K2, Inc. 144A sr. notes 7 3/8s, 2014                 500,000        508,750      190,000      193,325      690,000        702,075
Laidlaw International, Inc. sr. notes
10 3/4s, 2011                                      1,885,000      2,087,638      720,000      797,400    2,605,000      2,885,038
Lamar Media Corp. bank term loan FRN
3 3/8s, 2010 (acquired 2/27/03, cost
$244,444, $81,482, $325,926) (RES)                   244,444        246,644       81,481       82,215      325,925        328,859
Lamar Media Corp. company guaranty
7 1/4s, 2013                                         780,000        805,350      305,000      314,913    1,085,000      1,120,263
Landsource bank term loan FRN 4s, 2010
(acquired 1/12/04, cost $100,000, $50,000,
$150,000) (RES)                                      100,000        101,313       50,000       50,656      150,000        151,969
Levi Strauss & Co. sr. notes 12 1/4s, 2012         1,310,000      1,329,650      505,000      512,575    1,815,000      1,842,225
Mandalay Resort Group sr. notes 6 3/8s,
2011                                                 600,000        612,000      235,000      239,700      835,000        851,700
Meristar Hospitality Corp. company
guaranty 9 1/8s, 2011 (R)                            985,000      1,017,013      380,000      392,350    1,365,000      1,409,363
Meristar Hospitality Corp. company
guaranty 9s, 2008 (R)                                530,000        548,550      205,000      212,175      735,000        760,725
Meritage Corp. company guaranty 9 3/4s,
2011                                                 410,000        453,050      160,000      176,800      570,000        629,850
Meritage Corp. sr. notes 7s, 2014                    275,000        264,000       85,000       81,600      360,000        345,600
Meritor Automotive, Inc. notes 6.8s,
2009                                                 560,000        562,800      215,000      216,075      775,000        778,875
Metaldyne Corp. 144A sr. notes 10s,
2013                                                 875,000        875,000      340,000      340,000    1,215,000      1,215,000
MGM Mirage, Inc. company guaranty 8
1/2s, 2010                                         1,085,000      1,198,925      425,000      469,625    1,510,000      1,668,550
MGM Mirage, Inc. company guaranty 6s,
2009                                                 680,000        674,900      260,000      258,050      940,000        932,950
Mohegan Tribal Gaming Authority sr.
notes 8 1/8s, 2006                                    75,000         80,438       30,000       32,175      105,000        112,613
Mohegan Tribal Gaming Authority sr.
sub. notes 8 3/8s, 2011                              270,000        307,125      100,000      113,750      370,000        420,875
Mohegan Tribal Gaming Authority sr.
sub. notes 8s, 2012                                  165,000        179,231           --           --      165,000        179,231
Mohegan Tribal Gaming Authority sr.
sub. notes 6 3/8s, 2009                            1,605,000      1,615,031      685,000      689,281    2,290,000      2,304,312
Nortek Holdings, Inc. 144A sr. notes
stepped-coupon zero % (10s, 11/15/07), 2011 (STP)    760,000        635,360      300,000      250,800    1,060,000        886,160
Nortek, Inc. sr. sub. notes Ser. B, 9
7/8s, 2011                                           555,000        647,963      220,000      256,850      775,000        904,813
Owens Corning bonds 7 1/2s, 2018
(In default) (NON)                                   415,000        180,525      115,000       50,025      530,000        230,550
Owens Corning notes 7 1/2s, 2005
(In default) (NON)                                 1,185,000        515,475      460,000      200,100    1,645,000        715,575
Oxford Industries, Inc. 144A sr. notes
8 7/8s, 2011                                         635,000        676,275      245,000      260,925      880,000        937,200
Park Place Entertainment Corp. sr.
notes 7 1/2s, 2009                                 1,250,000      1,362,500      490,000      534,100    1,740,000      1,896,600
Park Place Entertainment Corp. sr.
notes 7s, 2013                                       680,000        709,750      265,000      276,594      945,000        986,344
Park Place Entertainment Corp. sr.
sub. notes 8 7/8s, 2008                              545,000        606,313      200,000      222,500      745,000        828,813
Park Place Entertainment Corp. sr.
sub. notes 8 1/8s, 2011                                5,000          5,519           --           --        5,000          5,519
Penn National Gaming, Inc. bank term
loan FRN 4.07s, 2010 (acquired 2/19/03,
cost $188,882, $62,961, $251,843) (RES)              189,118        191,766       63,039       63,922      252,157        255,688
Penn National Gaming, Inc. company
guaranty Ser. B, 11 1/8s, 2008                       640,000        702,400      255,000      279,863      895,000        982,263
Penn National Gaming, Inc. sr. sub.
notes 8 7/8s, 2010                                 1,320,000      1,443,750      500,000      546,875    1,820,000      1,990,625
PETCO Animal Supplies, Inc. bank term
loan FRN 3.61s, 2009 (acquired 8/6/03,
cost $108,588) (RES)                                      --             --      108,588      109,810      108,588        109,810
Phillips-Van Heusen Corp. 144A sr.
notes 7 1/4s, 2011                                   310,000        316,200      120,000      122,400      430,000        438,600
Pinnacle Entertainment, Inc. bank
term loan FRN 4.84s, 2009 (acquired
12/15/03, cost $157,325, $61,976,
$219,301) (RES)                                      157,325        159,291       61,976       62,751      219,301        222,042
Pinnacle Entertainment, Inc. sr. sub.
notes 8 3/4s, 2013                                   765,000        761,175      300,000      298,500    1,065,000      1,059,675
Pinnacle Entertainment, Inc. sr. sub.
notes 8 1/4s, 2012                                   360,000        345,600      135,000      129,600      495,000        475,200
PRIMEDIA, Inc. bank term loan FRN Ser.
B, 4 1/4s, 2009 (acquired 2/10/03,
cost $182,654, $60,885, $243,539) (RES)              190,762        182,654       63,587       60,885      254,349        243,539
PRIMEDIA, Inc. company guaranty 8 7/8s,
2011                                               1,515,000      1,488,488      590,000      579,675    2,105,000      2,068,163
PRIMEDIA, Inc. 144A sr. notes 8s, 2013             1,110,000      1,032,300      435,000      404,550    1,545,000      1,436,850
Reader's Digest Association, Inc. (The)
sr. notes 6 1/2s, 2011                               510,000        504,900      195,000      193,050      705,000        697,950
Resorts International Hotel and Casino,
Inc. company guaranty 11 1/2s, 2009                  995,000      1,119,375      375,000      421,875    1,370,000      1,541,250
RH Donnelley Finance Corp. I bank term
loan FRN Ser. B, 3.786s, 2010 (acquired
12/4/02, cost $369,472, $123,155,
$492,627) (RES)                                      369,472        373,513      123,154      124,502      492,626        498,015
RH Donnelley Finance Corp. I company
guaranty 8 7/8s, 2010                                175,000        192,500       70,000       77,000      245,000        269,500
RH Donnelley Finance Corp. I 144A sr.
 notes 8 7/8s, 2010                                1,290,000      1,419,000      500,000      550,000    1,790,000      1,969,000
RH Donnelley Finance Corp. I 144A sr.
sub. notes 10 7/8s, 2012                             650,000        760,500      250,000      292,500      900,000      1,053,000
Russell Corp. company guaranty 9 1/4s,
2010                                                 920,000        984,400      360,000      385,200    1,280,000      1,369,600
Saks, Inc. company guaranty 7s, 2013               1,538,000      1,507,240      597,000      585,060    2,135,000      2,092,300
Samsonite Corp. 144A sr. sub. notes
8 7/8s, 2011                                       1,665,000      1,694,138      640,000      651,200    2,305,000      2,345,338
Schuler Homes, Inc. company guaranty
10 1/2s, 2011                                        530,000        606,850      210,000      240,450      740,000        847,300
Scientific Gaming bank term loan FRN 3.84s,
2008 (acquired various dates from 12/11/02
to 7/21/04, cost $368,475, $122,825,
$491,300) (RES)                                      370,327        374,338      123,442      124,779      493,769        499,117
Sealy Mattress Co. bank term loan FRN
4.221s, 2012 (acquired 4/2/04, cost
$155,714, $77,857, $233,571) (RES)                   155,714        157,920       77,857       78,960      233,571        236,880
Sealy Mattress Co. 144A sr. sub. notes
8 1/4s, 2014                                       1,545,000      1,545,000      585,000      585,000    2,130,000      2,130,000
SPX Corp. bank term loan FRN Ser. B,
3 3/8s, 2009 (acquired various dates
from 7/23/02 to 8/26/03, cost $138,175,
$46,059, $184,234) (RES)                             138,175        140,162       46,059       46,721      184,234        186,883
Standard Pacific Corp. sr. notes 7 3/4s,
2013                                                 590,000        606,225      225,000      231,188      815,000        837,413
Starwood Hotels & Resorts Worldwide, Inc.
company guaranty 7 7/8s, 2012                         70,000         75,425       25,000       26,938       95,000        102,363
Starwood Hotels & Resorts Worldwide, Inc.
company guaranty 7 3/8s, 2007                        535,000        564,425      210,000      221,550      745,000        785,975
Station Casinos, Inc. sr. notes 6s, 2012             665,000        648,375      245,000      238,875      910,000        887,250
Station Casinos, Inc. sr. sub. notes
6 7/8s, 2016                                         715,000        695,338      275,000      267,438      990,000        962,776
Technical Olympic USA, Inc. company
guaranty 10 3/8s, 2012                               470,000        497,025      180,000      190,350      650,000        687,375
Technical Olympic USA, Inc. company
guaranty 9s, 2010                                    305,000        314,150      120,000      123,600      425,000        437,750
Teksid Aluminum 144A company guaranty
11 3/8s, 2011 (Luxembourg)                    EUR    185,000        192,654       80,000       83,310      265,000        275,964
Tenneco Automotive, Inc. sec. notes
Ser. B, 10 1/4s, 2013                              1,040,000      1,185,600      410,000      467,400    1,450,000      1,653,000
Trump Atlantic City Associates company
guaranty 11 1/4s, 2006                             1,700,000      1,496,000      655,000      576,400    2,355,000      2,072,400
Trump Casino Holdings, LLC company
guaranty 12 5/8s, 2010                               745,000        761,763      287,000      293,458    1,032,000      1,055,221
TRW Automotive bank term loan FRN
4 1/8s, 2011 (acquired 1/7/04, cost
$154,613, $69,772, $224,385) (RES)                   154,613        157,222       69,825       71,003      224,438        228,225
United Auto Group, Inc. company
guaranty 9 5/8s, 2012                                715,000        782,925      270,000      295,650      985,000      1,078,575
Vertis, Inc. company guaranty Ser.
B, 10 7/8s, 2009                                   1,215,000      1,327,388      470,000      513,475    1,685,000      1,840,863
Vertis, Inc. sub. notes 13 1/2s,
2009                                               1,015,000      1,035,300      390,000      397,800    1,405,000      1,433,100
Von Hoffman Press, Inc. company
guaranty 10 3/8s, 2007                               370,000        373,700      170,000      171,700      540,000        545,400
Von Hoffman Press, Inc. company
guaranty 10 1/4s, 2009                             1,060,000      1,155,400      370,000      403,300    1,430,000      1,558,700
Von Hoffman Press, Inc. debs.
13s, 2009 (PIK)                                      534,185        520,830      220,907      215,384      755,092        736,214
WCI Communities, Inc. company
guaranty 9 1/8s, 2012                              1,135,000      1,222,963      435,000      468,713    1,570,000      1,691,676
William Carter Holdings Co. (The)
company guaranty Ser. B, 10 7/8s, 2011               552,000        621,000      214,000      240,750      766,000        861,750
WRC Media Corp. bank term loan
FRN 6.761s, 2009 (acquired 3/25/04,
cost $220,000, $110,000, $330,000)
(RES)                                                220,000        219,313      110,000      109,656      330,000        328,969
WRC Media Corp. sr. sub. notes
12 3/4s, 2009                                        770,000        700,700      295,000      268,450    1,065,000        969,150
Yell Finance BV sr. notes
10 3/4s, 2011 (Netherlands)                           87,000         99,920       36,000       41,346      123,000        141,266

                                                                 98,496,685                37,983,342                 136,480,027


Consumer Staples                                                      5.80%                     5.70%                       5.70%

Adelphia Communications Corp. notes Ser.
B, 9 7/8s, 2005 (In default) (NON)                   110,000         94,600       50,000       43,000      160,000        137,600
Adelphia Communications Corp. sr. notes
10 7/8s, 2010 (In default) (NON)                     560,000        490,000      250,000      218,750      810,000        708,750
Adelphia Communications Corp. sr. notes
10 1/4s, 2011 (In default) (NON)                      25,000         22,375           --           --       25,000         22,375
Adelphia Communications Corp. sr. notes
Ser. B, 9 7/8s, 2007 (In default) (NON)                   --             --      110,000       94,600      110,000         94,600
Adelphia Communications Corp. sr. notes
9 3/8s, 2009 (In default) (NON)                       75,000         65,625       30,000       26,250      105,000         91,875
Adelphia Communications Corp. sr. notes
Ser. B, 7 3/4s, 2009 (In default) (NON)            1,505,000      1,264,200      405,000      340,200    1,910,000      1,604,400
Affinity Group Holdings bank term loan
FRN Ser. B1, 5.528s, 2009 (acquired
5/27/03, cost $47,550, $18,732,
$66,282) (RES)                                        47,669         48,086       18,778       18,943       66,447         67,029
Affinity Group Holdings bank term loan
FRN Ser. B2, 5.321s, 2009 (acquired
various dates from 10/28/99 to 5/27/03,
cost $118,875, $46,829, $165,704) (RES)              119,173        120,215       46,947       47,358      166,120        167,573
Affinity Group, Inc. 144A sr. sub.
notes 9s, 2012                                       765,000        792,731      290,000      300,513    1,055,000      1,093,244
AMC Entertainment, Inc. sr. sub.
notes 9 7/8s, 2012                                   915,000        937,875      350,000      358,750    1,265,000      1,296,625
AMC Entertainment, Inc. 144A sr. sub.
notes 8s, 2014                                       770,000        710,325      295,000      272,138    1,065,000        982,463
American Seafood Group, LLC bank term
loan FRN Ser. B, 4.59s, 2009 (acquired
4/11/02, cost $440,124, $440,124,
$880,248) (RES)                                      440,565        441,574      440,565      441,574      881,130        883,148
AMF Bowling Worldwide bank term loan
FRN 4.372s, 2009 (acquired 2/25/04,
cost $239,400, $119,700, $359,100) (RES)             239,400        241,196      119,700      120,598      359,100        361,794
Archibald Candy Corp. company guaranty
10s, 2007 (In default) (NON)(PIK)                    458,590        302,669      179,185      118,262      637,775        420,931
Armkel, LLC/Armkel Finance sr. sub.
notes 9 1/2s, 2009                                   890,000        967,875      350,000      380,625    1,240,000      1,348,500
Brand Services, Inc. company guaranty
12s, 2012                                            790,000        908,500      300,000      345,000    1,090,000      1,253,500
Cablevision Systems Corp. 144A sr.
notes 8s, 2012                                       945,000        928,463      348,000      341,910    1,293,000      1,270,373
Capital Records, Inc. 144A company
guaranty 8 3/8s, 2009                                700,000        755,082      265,000      285,853      965,000      1,040,935
Century Cable Holdings bank term loan
FRN 6 1/4s, 2009 (acquired various dates
from 5/22/02 to 6/11/02, cost $980,796,
$80,500, $1,061,296) (RES)                         1,120,000      1,081,033      100,000       96,521    1,220,000      1,177,554
Charter bank term loan FRN 4.42s, 2011
(acquired 4/21/04, cost $320,000, $160,000,
$480,000) (RES)                                      320,000        315,160      160,000      157,580      480,000        472,740
Charter Communications Holdings, LLC/
Capital Corp. sr. disc. notes stepped-
coupon zero % (12 1/8s, 1/15/07), 2012
(STP)                                                360,000        195,300      225,000      122,063      585,000        317,363
Charter Communications Holdings, LLC/
Capital Corp. sr. disc. notes stepped-
coupon zero % (11 3/4s, 5/15/06), 2011
(STP)                                                735,000        433,650      285,000      168,150    1,020,000        601,800
Charter Communications Holdings, LLC/
Capital Corp. sr. notes 11 1/8s, 2011                980,000        776,650      300,000      237,750    1,280,000      1,014,400
Charter Communications Holdings, LLC/
Capital Corp. sr. notes 10 3/4s, 2009              1,195,000        961,975      440,000      354,200    1,635,000      1,316,175
Charter Communications Holdings, LLC/
Capital Corp. sr. notes 10 1/4s, 2010                585,000        454,838      225,000      174,938      810,000        629,776
Charter Communications Holdings, LLC/
Capital Corp. sr. notes 10s, 2011                  2,310,000      1,749,825      955,000      723,413    3,265,000      2,473,238
Charter Communications Holdings, LLC/
Capital Corp. sr. notes 8 5/8s, 2009                 265,000        200,075       50,000       37,750      315,000        237,825
Cinemark USA, Inc. sr. sub. notes 9s,
2013                                                 910,000        998,725      350,000      384,125    1,260,000      1,382,850
Cinemark, Inc. 144A sr. disc. notes
stepped-coupon zero % (9 3/4s, 3/15/09),
2014 (STP)                                         1,385,000        914,100      530,000      349,800    1,915,000      1,263,900
Constellation Brands, Inc. bank term
loan FRN 3.213s, 2008 (acquired 11/3/03,
cost $154,685, $60,935, $215,620) (RES)              154,685        156,812       60,935       61,773      215,620        218,585
Constellation Brands, Inc. company
guaranty Ser. B, 8s, 2008                            420,000        458,850      210,000      226,275      630,000        685,125
Constellation Brands, Inc. sr. sub.
notes Ser. B, 8 1/8s, 2012                           595,000        641,113           --           --      595,000        641,113
CSC Holdings, Inc. debs. 7 5/8s, 2018                600,000        568,500      230,000      217,925      830,000        786,425
CSC Holdings, Inc. sr. notes Ser. B,
7 5/8s, 2011                                         515,000        520,150      202,000      204,020      717,000        724,170
CSC Holdings, Inc. 144A sr. notes 6
3/4s, 2012                                           515,000        496,975      200,000      193,000      715,000        689,975
Dean Foods Co. sr. notes 6 5/8s, 2009                240,000        248,400       90,000       93,150      330,000        341,550
Del Monte Corp. company guaranty Ser.
B, 9 1/4s, 2011                                      310,000        337,900      120,000      130,800      430,000        468,700
Del Monte Corp. sr. sub. notes 8
5/8s, 2012                                           780,000        850,200      305,000      332,450    1,085,000      1,182,650
Del Monte Foods Co. bank term loan
FRN Ser. B, 3.505s, 2010 (acquired
12/16/02, cost $238,490, $79,498,
$317,988) (RES)                                      239,688        242,984       79,897       80,996      319,585        323,980
DirecTV bank term loan FRN Ser. B,
3.607s, 2010 (acquired various dates
from 3/4/03 to 8/5/03, cost $202,350,
$82,592, $284,942) (RES)                             202,350        204,930       82,592       83,645      284,942        288,575
Diva Systems Corp. sr. disc. notes
Ser. B, 12 5/8s, 2008 (In default) (NON)           3,586,000          4,483    1,162,000        1,453    4,748,000          5,936
Doane Pet Care Co. sr. sub. debs. 9
3/4s, 2007                                         1,150,000      1,081,000      430,000      404,200    1,580,000      1,485,200
Dole Food Co. bank term loan FRN Ser.
D, 4.386s, 2009 (acquired various dates
from 12/8/03 to 3/28/03, cost $22,278,
$8,776, $31,054) (RES)                                22,277         22,612        8,776        8,908       31,053         31,520
Dole Food Co. sr. notes 8 7/8s, 2011                 365,000        385,988      145,000      153,338      510,000        539,326
Dole Food Co. sr. notes 8 5/8s, 2009                 275,000        288,750      105,000      110,250      380,000        399,000
Dole Holding Co. bank term loan FRN
6.61s, 2010 (acquired 7/20/04, cost
$159,200, $79,600, $238,800) (RES)                   160,000        159,300       80,000       79,650      240,000        238,950
Domino's, Inc. sr. sub. notes 8 1/4s,
2011                                                 678,000        725,460      266,000      284,620      944,000      1,010,080
Duane Reade, Inc. 144A sr. sub. notes
9 3/4s, 2011                                         175,000        174,563       65,000       64,838      240,000        239,401
Eagle Family Foods company guaranty
Ser. B, 8 3/4s, 2008                                 560,000        392,000       30,000       21,000      590,000        413,000
Echostar DBS Corp. sr. notes 6 3/8s,
2011                                               1,305,000      1,295,213      505,000      501,213    1,810,000      1,796,426
Elizabeth Arden, Inc. company
guaranty 7 3/4s, 2014                                350,000        357,438      135,000      137,869      485,000        495,307
Granite Broadcasting Corp. sec.
notes 9 3/4s, 2010                                 2,035,000      1,862,025      790,000      722,850    2,825,000      2,584,875
Insight Midwest LP/Insight Capital,
Inc. bank term loan FRN 3.938s, 2009
(acquired 11/5/01, cost $104,279,
$34,760, $139,039) (RES)                             104,475        105,941       34,825       35,314      139,300        141,255
Jean Coutu Group, Inc. 144A sr. notes
7 5/8s, 2012 (Canada)                                500,000        503,750      195,000      196,463      695,000        700,213
Jean Coutu Group, Inc. 144A sr. sub.
notes 8 1/2s, 2014 (Canada)                        1,005,000        996,206      385,000      381,631    1,390,000      1,377,837
Kabel Deutsheland GmbH 144A sr. notes
10 5/8s, 2014 (Germany)                            1,515,000      1,554,769      480,000      492,600    1,995,000      2,047,369
Knology, Inc. 144A sr. notes 12s, 2009
(PIK)                                                 59,690         56,109       20,707       19,465       80,397         75,574
Land O'Lakes, Inc. sr. notes 8 3/4s,
2011                                                 815,000        753,875      305,000      282,125    1,120,000      1,036,000
Mediacom LLC/Mediacom Capital Corp.
sr. notes 9 1/2s, 2013                               850,000        786,250      325,000      300,625    1,175,000      1,086,875
MGM bank term loan FRN 3.84s, 2011
(acquired 4/21/04, cost $240,000,
$120,000, $360,000) (RES)                            240,000        241,020      120,000      120,510      360,000        361,530
News America Holdings, Inc. company
guaranty 9 1/4s, 2013                              1,270,000      1,605,893      490,000      619,597    1,760,000      2,225,490
North Atlantic Trading Co. sr. notes
9 1/4s, 2012                                         515,000        504,700      195,000      191,100      710,000        695,800
Olympus Cable bank term loan FRN Ser.
B, 6 1/4s, 2010 (acquired various dates
from 6/20/02 to 11/06/02 cost
$374,206, $235,305, $609,511) (RES)                  465,000        448,559      270,000      260,454      735,000        709,013
Pinnacle Foods Holding Corp. 144A
sr. sub. notes 8 1/4s, 2013                          965,000        926,400      375,000      360,000    1,340,000      1,286,400
Playtex Products, Inc. company
guaranty 9 3/8s, 2011                              1,165,000      1,173,738      445,000      448,338    1,610,000      1,622,076
Playtex Products, Inc. 144A secd.
notes 8s, 2011                                     1,075,000      1,115,313      415,000      430,563    1,490,000      1,545,876
Premier International Foods PLC
sr. notes 12s, 2009 (United Kingdom)                 900,000        958,500      350,000      372,750    1,250,000      1,331,250
Prestige Brands, Inc. 144A sr.
sub. notes 9 1/4s, 2012                            1,030,000      1,045,450      395,000      400,925    1,425,000      1,446,375
Quebecor Media, Inc. sr. disc.
notes stepped-coupon zero % (13 3/4s,
7/15/06), 2011 (Canada) (STP)                         45,000         42,188       10,000        9,375       55,000         51,563
Quebecor Media, Inc. sr. notes 11
1/8s, 2011 (Canada)                                  800,000        916,000      305,000      349,225    1,105,000      1,265,225
Rayovac Corp. bank term loan FRN
Ser. B, 3.903s, 2009 (acquired
9/26/02, cost $144,165, $72,082,
$216,247) (RES)                                      144,309        145,933       72,155       72,966      216,464        218,899
Remington Arms Co., Inc. company
guaranty 10 1/2s, 2011                             1,030,000      1,009,400      405,000      396,900    1,435,000      1,406,300
Rite Aid Corp. bank term loan FRN
4.408s, 2008 (acquired 5/16/03,
cost $164,382, $64,757, $229,139)
(RES)                                                164,587        167,879       64,838       66,134      229,425        234,013
Rite Aid Corp. company guaranty
9 1/2s, 2011                                         780,000        856,050      305,000      334,738    1,085,000      1,190,788
Rite Aid Corp. debs. 6 7/8s,
2013                                                  50,000         45,750       20,000       18,300       70,000         64,050
Rite Aid Corp. notes 7 1/8s,
2007                                                 105,000        106,838       40,000       40,700      145,000        147,538
Rite Aid Corp. sec. notes 8
1/8s, 2010                                           525,000        549,938      205,000      214,738      730,000        764,676
Rite Aid Corp. sr. notes 9
1/4s, 2013                                           710,000        743,725      270,000      282,825      980,000      1,026,550
Rite Aid Corp. 144A notes 6s,
2005                                                  55,000         55,275       20,000       20,100       75,000         75,375
Roundy's bank term loan FRN
3.11s, 2009 (acquired 6/3/02,
cost $293,263) (RES)                                 293,263        295,646           --           --      293,263        295,646
Sbarro, Inc. company guaranty
11s, 2009                                          1,220,000      1,079,700      470,000      415,950    1,690,000      1,495,650
Scotts Co. (The) bank term
loan FRN 3.328s, 2010 (acquired
10/16/03, cost $119,700, $39,900,
$159,600) (RES)                                      119,700        120,256       39,900       40,085      159,600        160,341
Scotts Co. (The) sr. sub. notes
6 5/8s, 2013                                         355,000        358,550      140,000      141,400      495,000        499,950
Six Flags, Inc. bank term loan
FRN Ser. B, 3.87s, 2009 (acquired
1/15/03, cost $127,169, $42,390,
$169,559) (RES)                                      127,328        128,495       42,443       42,832      169,771        171,327
Six Flags, Inc. sr. notes 9 5/8s,
2014                                               1,350,000      1,252,125      527,000      488,793    1,877,000      1,740,918
Six Flags, Inc. sr. notes 8 7/8s,
2010                                               3,140,000      2,908,425    1,105,000    1,023,506    4,245,000      3,931,931
Sum Media bank term loan FRN Ser.
B, 3.42s, 2009 (acquired 2/4/03,
cost $235,736, $78,579, $314,315)
(RES)                                                235,736        237,603       78,579       79,201      314,315        316,804
Videotron Ltee company guaranty 6
7/8s, 2014 (Canada)                                  405,000        392,850      155,000      150,350      560,000        543,200
Vivendi Universal SA bank term
loan FRN Ser. B, 4.07s, 2008
(acquired 6/23/03, cost $165,000,
$65,000, $230,000) (France) (RES)                    165,000        165,619       65,000       65,244      230,000        230,863
Vivendi Universal SA sr. notes
6 1/4s, 2008 (France)                              1,070,000      1,139,550      540,000      575,100    1,610,000      1,714,650
Warner Music bank term loan FRN
4.173s, 2011 (acquired 4/8/04,
cost $400,812, $65,000, $601,218)
(RES)                                                399,000        404,486      199,500      202,243      598,500        606,729
Williams Scotsman, Inc. company
guaranty 9 7/8s, 2007                              1,010,000        999,900      390,000      386,100    1,400,000      1,386,000
Young Broadcasting, Inc. company
guaranty 10s, 2011                                 1,068,000      1,078,680      404,000      408,040    1,472,000      1,486,720
Young Broadcasting, Inc. sr. sub.
notes 8 3/4s, 2014                                   510,000        484,500      200,000      190,000      710,000        674,500

                                                                 57,110,202                21,602,142                  78,712,344


Energy                                                                 3.8%                      3.9%                        3.8%

Arch Western Finance, LLC 144A sr.
notes 7 1/4s, 2013                                 1,105,000      1,121,575      430,000      436,450    1,535,000      1,558,025
Belden & Blake Corp. 144A sec.
notes 8 3/4s, 2012                                   300,000        305,625      115,000      117,156      415,000        422,781
BRL Universal Equipment sec.
notes 8 7/8s, 2008                                   890,000        950,075      350,000      373,625    1,240,000      1,323,700
CHC Helicopter Corp. 144A sr.
sub. notes 7 3/8s, 2014 (Canada)                     795,000        793,013      300,000      299,250    1,095,000      1,092,263
Chesapeake Energy Corp. company
guaranty 9s, 2012                                    475,000        542,688      180,000      205,650      655,000        748,338
Chesapeake Energy Corp. company
guaranty 7 3/4s, 2015                                371,000        392,333      142,000      150,165      513,000        542,498
Chesapeake Energy Corp. sr.
notes 7 1/2s, 2013                                 1,365,000      1,450,313      626,000      665,125    1,991,000      2,115,438
Chesapeake Energy Corp. sr.
notes 7s, 2014                                       400,000        403,000      157,000      158,178      557,000        561,178
Comstock Resources, Inc. sr.
notes 6 7/8s, 2012                                   720,000        707,400      275,000      270,188      995,000        977,588
Dresser, Inc. bank term loan
FRN 4.68s, 2010 (acquired
2/27/04, cost $241,683, $120,900,
$362,583) (RES)                                      240,000        244,380      120,000      122,190      360,000        366,570
Dresser, Inc. company guaranty
9 3/8s, 2011                                         975,000      1,053,000      380,000      410,400    1,355,000      1,463,400
El Paso Energy Partners LP
company guaranty Ser. B,
8 1/2s, 2011                                         208,000        227,760       77,000       84,315      285,000        312,075
Encore Acquisition Co.
company guaranty 8 3/8s,
2012                                                 755,000        819,175      295,000      320,075    1,050,000      1,139,250
Encore Acquisition Co.
144A sr. sub. notes 6 1/4s, 2014                     360,000        346,500      140,000      134,750      500,000        481,250
Exco Resources, Inc. company
guaranty 7 1/4s, 2011                              1,020,000      1,055,700      390,000      403,650    1,410,000      1,459,350
Forest Oil Corp. company
guaranty 7 3/4s, 2014                                480,000        498,000      185,000      191,938      665,000        689,938
Forest Oil Corp. sr. notes
8s, 2011                                             320,000        344,800      520,000      560,300      840,000        905,100
Forest Oil Corp. sr. notes
8s, 2008                                             275,000        295,625      115,000      123,625      390,000        419,250
Forest Oil Corp. 144A sr.
notes 8s, 2011                                       450,000        484,875      175,000      188,563      625,000        673,438
Gazprom OAO 144A notes
9 5/8s, 2013 (Russia)                              1,190,000      1,245,038      440,000      460,350    1,630,000      1,705,388
Hanover Compressor Co.
sr. notes 9s, 2014                                   555,000        584,138      215,000      226,288      770,000        810,426
Hanover Compressor Co.
sr. notes 8 5/8s, 2010                               495,000        524,700      195,000      206,700      690,000        731,400
Hanover Compressor Co.
sub. notes zero %, 2007                              745,000        607,175      290,000      236,350    1,035,000        843,525
Hanover Equipment Trust
sec. notes Ser. A, 8 1/2s, 2008                      495,000        528,413      190,000      202,825      685,000        731,238
Hornbeck Offshore Services,
Inc. sr. notes 10 5/8s, 2008                         670,000        733,650      265,000      290,175      935,000      1,023,825
KCS Energy, Inc. 144A sr.
notes 7 1/8s, 2012                                   515,000        515,000      195,000      195,000      710,000        710,000
Key Energy Services, Inc.
sr. notes 6 3/8s, 2013                               410,000        386,425      160,000      150,800      570,000        537,225
Magellan Midstream Holdings
bank term loan FRN 4.65s,
2008 (acquired 6/13/03, cost
$91,009, $35,852, $126,861)
(RES)                                                 91,928         93,077       36,214       36,667      128,142        129,744
Massey Energy Co. sr. notes
6 5/8s, 2010                                         765,000        780,300      295,000      300,900    1,060,000      1,081,200
Newfield Exploration Co.
sr. notes 7 5/8s, 2011                               980,000      1,053,500      380,000      408,500    1,360,000      1,462,000
Offshore Logistics, Inc.
company guaranty 6 1/8s, 2013                        655,000        635,350      255,000      247,350      910,000        882,700
Oslo Seismic Services, Inc.
1st mtge. 8.28s, 2011                                804,693        748,364      311,190      289,407    1,115,883      1,037,771
Pacific Energy Partners/
Pacific Energy Finance Corp.
144A sr. notes 7 1/8s, 2014                          505,000        516,363      190,000      194,275      695,000        710,638
Parker Drilling Co. bank
term loan FRN 5.72s, 2007
(acquired 10/22/03, cost
$150,000, $49,500, $199,500)
(RES)                                                150,000        150,469       50,000       50,156      200,000        200,625
Parker Drilling Co. company
guaranty Ser. B, 10 1/8s, 2009                       755,000        800,300      290,000      307,400    1,045,000      1,107,700
Peabody Energy Corp. bank
term loan FRN Ser. B, 3.252s,
2010 (acquired 3/20/03, cost
$122,203, $48,141, $170,344)
(RES)                                                122,203        123,425       48,141       48,622      170,344        172,047
Peabody Energy Corp. sr. notes
5 7/8s, 2016                                       1,065,000        985,125      405,000      374,625    1,470,000      1,359,750
Pemex Project Funding Master
Trust company guaranty 8 5/8s, 2022                  880,000        941,600      335,000      358,450    1,215,000      1,300,050
Petro Geo-Services notes 10s,
2010 (Norway)                                        795,000        842,700      300,000      318,000    1,095,000      1,160,700
Petroleos Mexicanos company
guaranty 9 1/2s, 2027 (Mexico)                     1,626,000      1,869,900      630,000      724,500    2,256,000      2,594,400
Petronas Capital, Ltd. company
guaranty 7 7/8s, 2022 (Malaysia)                   1,410,000      1,570,458      550,000      612,590    1,960,000      2,183,048
Petronas Capital, Ltd. company
guaranty 7s, 2012 (Malaysia)                         315,000        345,335      125,000      137,038      440,000        482,373
Petronas Capital, Ltd. 144A
company guaranty 7 7/8s, 2022
(Malaysia)                                           350,000        389,830           --           --      350,000        389,830
Plains All American Pipeline
LP/Plains All American Finance Corp.
company guaranty 7 3/4s, 2012                        525,000        592,582      205,000      231,389      730,000        823,971
Plains Exploration & Production
Co. company guaranty Ser. B, 8
3/4s, 2012                                           800,000        880,000      310,000      341,000    1,110,000      1,221,000
Plains Exploration & Production
Co. sr. sub. notes 8 3/4s, 2012                      420,000        462,000      160,000      176,000      580,000        638,000
Plains Exploration & Production
Co. 144A sr. notes 7 1/8s, 2014                      520,000        534,300      200,000      205,500      720,000        739,800
Pogo Producing Co. sr. sub. notes
Ser. B, 8 1/4s, 2011                                 920,000      1,007,400      350,000      383,250    1,270,000      1,390,650
Pride International, Inc. 144A
sr. notes 7 3/8s, 2014                               925,000        953,906      360,000      371,250    1,285,000      1,325,156
Seabulk International, Inc.
company guaranty 9 1/2s, 2013                        830,000        859,050      320,000      331,200    1,150,000      1,190,250
Seven Seas Petroleum, Inc. sr.
notes Ser. B, 12 1/2s, 2005
(In default) (NON)                                   420,000              4      170,000            2      590,000              6
Star Gas Partners LP/Star Gas
Finance Co. sr. notes 10 1/4s,
2013                                               1,285,000      1,374,950      495,000      529,650    1,780,000      1,904,600
Star Gas Propane 1st Mtge.
8.04s, 2009                                          465,385        500,288      181,923      195,567      647,308        695,855
Universal Compression, Inc. s
r. notes 7 1/4s, 2010                                205,000        213,200       80,000       83,200      285,000        296,400
Vintage Petroleum, Inc. sr.
notes 8 1/4s, 2012                                   900,000        963,000      170,000      181,900    1,070,000      1,144,900
Vintage Petroleum, Inc. sr.
sub. notes 7 7/8s, 2011                              205,000        212,175       80,000       82,800      285,000        294,975

                                                                 37,559,327                14,705,269                  52,264,596


Financial                                                              0.7%                      0.7%                        0.7%

Crescent Real Estate Equities LP
notes 7 1/2s, 2007 (R)                               435,000        441,525      165,000      167,475      600,000        609,000
Crescent Real Estate Equities LP
sr. notes 9 1/4s, 2009 (R)                         1,075,000      1,128,750      420,000      441,000    1,495,000      1,569,750
E*Trade Finance Corp. 144A sr.
notes 8s, 2011                                     1,255,000      1,261,275      485,000      487,425    1,740,000      1,748,700
Finova Group, Inc. notes 7 1/2s,
2009                                               2,305,466      1,302,588      880,419      497,437    3,185,885      1,800,025
Hilb, Rogal & Hamilton Co. bank
term loan FRN Ser. B, 3 7/8s, 2007
(acquired 6/20/02, cost $326,916,
$108,972, $435,888) (RES)                            326,916        331,003      108,972      110,334      435,888        441,337
iStar Financial, Inc. sr. notes
8 3/4s, 2008 (R)                                     792,000        891,000      305,000      343,125    1,097,000      1,234,125
iStar Financial, Inc. sr. notes
7s, 2008 (R)                                         180,000        190,800       70,000       74,200      250,000        265,000
iStar Financial, Inc. sr. notes
6s, 2010 (R)                                         595,000        596,488      230,000      230,575      825,000        827,063
Western Financial Bank sub.
debs. 9 5/8s, 2012                                   760,000        836,000      290,000      319,000    1,050,000      1,155,000

                                                                  6,979,429                 2,670,571                   9,650,000


Government                                                             0.2%                      0.2%                        0.2%

Aries Vermogensverwaltng 144A
notes 9.6s, 2014 (Germany)                         1,750,000      1,850,625      750,000      793,125    2,500,000      2,643,750


Health Care                                                            3.4%                      3.4%                        3.4%

Alderwoods Group, Inc. bank
term loan FRN 4.17s, 2008 (acquired
9/9/03, cost $116,293, $38,764,
$155,057) (RES)                                      116,293        117,940       38,764       39,313      155,057        157,253
Alderwoods Group, Inc. company
guaranty 12 1/4s, 2009                             1,183,400      1,306,178      460,100      507,835    1,643,500      1,814,013
AmerisourceBergen Corp. company
guaranty 7 1/4s, 2012                                805,000        839,213      315,000      328,388    1,120,000      1,167,601
AmerisourceBergen Corp. sr.
notes 8 1/8s, 2008                                   780,000        846,300      310,000      336,350    1,090,000      1,182,650
Ardent Health Services, Inc. sr.
sub. notes 10s, 2013                               1,375,000      1,491,875      535,000      580,475    1,910,000      2,072,350
Beverly Enterprises, Inc.
bank term loan FRN 4.258s, 2008
(acquired 10/20/03, cost $185,629,
$61,876, $247,505) (RES)                             186,094        188,575       62,031       62,858      248,125        251,433
Community Health Systems, Inc.
bank term loan FRN Ser. B, 3.6s,
2010 (acquired 7/11/02, cost $442,125,
$147,375, $589,500) (RES)                            442,125        442,263      147,375      147,421      589,500        589,684
Concentra bank term loan FRN
..957s, 2009 (acquired 8/12/03, cost
$297,000, $99,000, $396,000) (RES)                   297,000        300,836       99,000      100,279      396,000        401,115
Dade Behring, Inc. company guaranty
11.91s, 2010                                         230,846        263,164       90,501      103,171      321,347        366,335
DaVita, Inc. bank term loan FRN
Ser. B, 3.483s, 2009 (acquired
various dates from 7/17/03 to 1/30/04,
cost $497,997, $199,537, $697,534)
(RES)                                                495,684        500,110      198,381      200,152      694,065        700,262
Extendicare Health Services, Inc.
company guaranty 9 1/2s, 2010                        470,000        523,463      185,000      206,044      655,000        729,507
Extendicare Health Services, Inc.
144A sr. sub. notes 6 7/8s, 2014                     745,000        711,475      285,000      272,175    1,030,000        983,650
Fisher Scientific International,
Inc. bank term loan FRN 3.34s, 2010
(acquired 2/13/03, cost $165,993,
$55,331, $221,324) (RES)                             165,993        166,685       55,331       55,562      221,324        222,247
Fisher Scientific International,
Inc. bank term loan FRN 2.61s, 2011
(acquired 6/15/04, cost $160,000,
$80,000, $240,000) (RES)                             160,000        161,300       80,000       80,650      240,000        241,950
Hanger Orthopedic Group, Inc. bank
term loan FRN 4.34s, 2009 (acquired
9/29/03, cost $148,875, $49,625,
$198,500) (RES)                                      148,875        149,681       49,625       49,894      198,500        199,575
Hanger Orthopedic Group, Inc.
company guaranty 10 3/8s, 2009                     1,070,000      1,075,350      415,000      417,075    1,485,000      1,492,425
HCA, Inc. debs. 7.19s, 2015                          920,000        964,816      115,000      120,602    1,035,000      1,085,418
HCA, Inc. notes 8.36s, 2024                          350,000        376,507      640,000      688,470      990,000      1,064,977
HCA, Inc. notes 7.69s, 2025                          750,000        752,219      150,000      150,444      900,000        902,663
HCA, Inc. notes 7s, 2007                           1,385,000      1,477,525      445,000      474,728    1,830,000      1,952,253
HCA, Inc. notes 5 3/4s, 2014                         285,000        274,594      110,000      105,984      395,000        380,578
Healthsouth Corp. notes 7 5/8s,
2012                                               1,365,000      1,279,688      540,000      506,250    1,905,000      1,785,938
Healthsouth Corp. sr. notes 8
1/2s, 2008                                           705,000        699,713      255,000      253,088      960,000        952,801
Healthsouth Corp. sr. notes 8
3/8s, 2011                                           340,000        328,100      130,000      125,450      470,000        453,550
Healthsouth Corp. sr. notes 7s,
2008                                                 290,000        281,300      110,000      106,700      400,000        388,000
IASIS Healthcare/IASIS Capital
Corp. 144A sr. sub. notes 8 3/4s,
2014                                                 565,000        587,600      215,000      223,600      780,000        811,200
Insight Health Services Corp.
144A company guaranty 9 7/8s, 2011                   515,000        554,913      195,000      210,113      710,000        765,026
Kinetic Concepts, Inc. bank term
loan FRN 3.59s, 2011 (acquired
8/5/03 , cost $186,891, $62,297,
$249,188) (RES)                                      186,375        188,705       62,125       62,902      248,500        251,607
Magellan Health Services, Inc.
sr. notes Ser. A, 9 3/8s, 2008                       340,845        365,556      130,735      140,213      471,580        505,769
MedCath Holdings Corp. 144A sr.
notes 9 7/8s, 2012                                   200,000        203,500       75,000       76,313      275,000        279,813
Medex, Inc. bank term loan FRN 4.38s, 2009
(acquired various dates from 5/16/03 to
6/16/03, cost $204,090, $80,399,
$284,489) (RES)                                      204,188        205,655       80,438       81,016      284,626        286,671
Mediq, Inc. debs. 13s, 2009
(In default) (NON)                                   940,000             94      380,000           38    1,320,000            132
MedQuest, Inc. company guaranty Ser.
B, 11
7/8s, 2012                                         1,285,000      1,458,475      495,000      561,825    1,780,000      2,020,300
Omega Health Care Investors 144A
sr. notes 7s, 2014                                   260,000        247,650      100,000       95,250      360,000        342,900
Omnicare, Inc. sr. sub. notes 6 1/8s, 2013         1,045,000        992,750      405,000      384,750    1,450,000      1,377,500
PacifiCare Health Systems, Inc. company
guaranty 10 3/4s, 2009                             1,022,000      1,162,525      396,000      450,450    1,418,000      1,612,975
Province Healthcare Co. sr. sub. notes 7
1/2s, 2013                                         1,055,000      1,033,900      410,000      401,800    1,465,000      1,435,700
Service Corp. International debs. 7 7/8s,
2013                                                 390,000        398,775       70,000       71,575      460,000        470,350
Service Corp. International notes 7.2s,
2006                                                 105,000        109,725       40,000       41,800      145,000        151,525
Service Corp. International notes 6 7/8s,
2007                                                  35,000         36,138       15,000       15,488       50,000         51,626
Service Corp. International notes 6 1/2s,
2008                                                 155,000        158,100       60,000       61,200      215,000        219,300
Service Corp. International notes Ser. *,
7.7s, 2009                                           370,000        389,425      145,000      152,613      515,000        542,038
Service Corp. International 144A sr.
notes 6 3/4s, 2016                                 1,085,000      1,023,969      415,000      391,656    1,500,000      1,415,625
Stewart Enterprises, Inc. notes 10 3/4s,
2008                                               1,010,000      1,122,363      390,000      433,388    1,400,000      1,555,751
Tenet Healthcare Corp. notes 7 3/8s, 2013            530,000        490,250      220,000      203,500      750,000        693,750
Tenet Healthcare Corp. sr. notes 6 1/2s,
2012                                                  25,000         22,125       10,000        8,850       35,000         30,975
Tenet Healthcare Corp. sr. notes 6 3/8s,
2011                                                 645,000        575,663      265,000      236,513      910,000        812,176
Tenet Healthcare Corp. 144A sr. notes 9
7/8s, 2014                                         1,240,000      1,288,050      475,000      493,406    1,715,000      1,781,456
Triad Hospitals, Inc. sr. notes 7s, 2012           1,150,000      1,175,875      435,000      444,788    1,585,000      1,620,663
Triad Hospitals, Inc. sr. sub. notes 7s,
2013                                               2,275,000      2,240,875      880,000      866,800    3,155,000      3,107,675
Universal Hospital Services, Inc. sr.
notes 10 1/8s, 2011                                  740,000        745,550      285,000      287,138    1,025,000      1,032,688
Ventas Realty LP/Capital Corp. company
guaranty 9s, 2012                                    425,000        471,750      165,000      183,150      590,000        654,900
VWR International Inc. bank term loan
FRN 3.77s, 2011 (acquired 4/5/04,
cost $80,000, $40,000, $120,000) (RES)                80,000         81,460       40,000       40,730      120,000        122,190
VWR International, Inc. 144A sr. notes
6 7/8s, 2012                                         480,000        484,800      185,000      186,850      665,000        671,650

                                                                 33,335,086                12,827,073                  46,162,159


Technology                                                             1.3%                      1.3%                        1.3%

AMI Semiconductor, Inc. company
guaranty 10 3/4s, 2013                               625,000        728,125      242,000      281,930      867,000      1,010,055
Celestica Inc. sr.sub. notes 7
7/8s, 2011 (Canada)                                1,030,000      1,053,175      395,000      403,888    1,425,000      1,457,063
DigitalNet Holdings, Inc. sr.
notes 9s, 2010                                       705,000        752,588      269,000      287,158      974,000      1,039,746
Freescale Semiconductor, Inc.
144A sr. notes 7 1/8s, 2014                        1,000,000      1,015,000      390,000      395,850    1,390,000      1,410,850
Iron Mountain, Inc. company
guaranty 8 5/8s, 2013                                305,000        327,875      130,000      139,750      435,000        467,625
Iron Mountain, Inc. sr. sub.
notes 8 1/4s, 2011                                   770,000        799,838      295,000      306,431    1,065,000      1,106,269
Lucent Technologies, Inc.
debs. 6 1/2s, 2028                                   100,000         76,000       40,000       30,400      140,000        106,400
Lucent Technologies, Inc.
debs. 6.45s, 2029                                  1,435,000      1,094,188      555,000      423,188    1,990,000      1,517,376
Lucent Technologies, Inc.
notes 5 1/2s, 2008                                    75,000         70,875       30,000       28,350      105,000         99,225
Nortel Networks Corp. notes
6 1/8s, 2006 (Canada)                                530,000        529,338      205,000      204,744      735,000        734,082
ON Semiconductor Corp.
company guaranty 13s, 2008                           711,000        801,653      275,000      310,063      986,000      1,111,716
SCG Holding Corp. 144A notes
zero %, 2011                                         465,000        646,350      175,000      243,250      640,000        889,600
Seagate Technology Hdd Holdings
company guaranty 8s, 2009 (Cayman
Islands)                                             855,000        887,063      235,000      243,813    1,090,000      1,130,876
UGS Corp. 144A sr. sub. notes
10s, 2012                                            850,000        901,000      325,000      344,500    1,175,000      1,245,500
Xerox Capital Trust I company
guaranty 8s, 2027                                  1,075,000        972,875      420,000      380,100    1,495,000      1,352,975
Xerox Corp. company guaranty
9 3/4s, 2009                                         255,000        290,700      110,000      125,400      365,000        416,100
Xerox Corp. notes Ser. MTN,
7.2s, 2016                                           555,000        530,025      215,000      205,325      770,000        735,350
Xerox Corp. sr. notes 7 5/8s,
2013                                               1,565,000      1,604,125      615,000      630,375    2,180,000      2,234,500

                                                                 13,080,793                 4,984,515                  18,065,308


Transportation                                                         0.5%                      0.6%                        0.6%

Allied Holdings, Inc. company
guaranty Ser. B, 8 5/8s, 2007                         65,000         56,550       25,000       21,750       90,000         78,300
American Airlines, Inc. pass-
through certificates Ser. 01-1,
6.817s, 2011                                         760,000        680,200      295,000      264,025    1,055,000        944,225
Calair, LLC/Calair Capital Corp.
company guaranty 8 1/8s, 2008                      1,365,000      1,037,400      530,000      402,800    1,895,000      1,440,200
Delta Air Lines, Inc. pass-
through certificates Ser. 00-1,
7.779s, 2005                                         445,000        274,888      170,000      105,013      615,000        379,901
Delta Air Lines, Inc. pass-
through certificates Ser. 02-1,
7.779s, 2012                                         325,588        169,306      125,226       65,118      450,814        234,424
Kansas City Southern Railway
Co. company guaranty 9 1/2s, 2008                  1,270,000      1,384,300      500,000      545,000    1,770,000      1,929,300
Kansas City Southern Railway
Co. company guaranty 7 1/2s, 2009                    260,000        261,625      100,000      100,625      360,000        362,250
Northwest Airlines, Inc.
company guaranty 7 5/8s, 2005                        770,000        746,900      310,000      300,700    1,080,000      1,047,600
NWA Trust sr. notes Ser.
A, 9 1/4s, 2012                                      332,615        330,952      127,385      126,748      460,000        457,700
Pacer International, Inc.
bank term loan FRN 4.356s,
2010 (acquired 6/10/03, cost
$208,157, $82,114, $290,271)
(RES)                                                207,221        209,811       81,632       82,653      288,853        292,464
Travel Centers of America,
Inc. company guaranty
12 3/4s, 2009                                        260,000        301,600      100,000      116,000      360,000        417,600

                                                                  5,453,532                 2,130,432                   7,583,964


Utilities & Power                                                      4.3%                      4.3%                        4.3%

AES Corp. (The) sr. notes
8 7/8s, 2011                                          77,000         81,428       30,000       31,725      107,000        113,153
AES Corp. (The) sr. notes
8 3/4s, 2008                                          43,000         45,150       17,000       17,850       60,000         63,000
AES Corp. (The) 144A sec.
notes 9s, 2015                                     1,085,000      1,182,650      420,000      457,800    1,505,000      1,640,450
AES Corp. (The) 144A sec.
notes 8 3/4s, 2013                                 1,530,000      1,671,525      595,000      650,038    2,125,000      2,321,563
Allegheny Energy Supply 144A
bonds 8 1/4s, 2012                                   740,000        743,700      290,000      291,450    1,030,000      1,035,150
Allegheny Energy Supply
144A sec. notes 10 1/4s, 2007                        475,000        517,750      180,000      196,200      655,000        713,950
Allegheny Energy, Inc. bank
term loan FRB 5.622s, 2011
(acquired 3/5/04, cost $299,250,
$149,625, $448,875) (RES)                            299,250        304,425      149,625      152,212      448,875        456,637
Calpine Canada Energy Finance
company guaranty 8 1/2s, 2008
(Canada)                                             800,000        500,000      320,000      200,000    1,120,000        700,000
Calpine Corp. 144A sec. notes
8 3/4s, 2013                                         225,000        180,000       85,000       68,000      310,000        248,000
Calpine Corp. 144A sec. notes
8 1/2s, 2010                                       2,315,000      1,863,575      875,000      704,375    3,190,000      2,567,950
CenterPoint Energy Resources
Corp. debs. 6 1/2s, 2008                             390,000        415,967      150,000      159,987      540,000        575,954
CenterPoint Energy Resources
Corp. sr. notes Ser. B, 7 7/8s, 2013                 335,000        387,039      120,000      138,641      455,000        525,680
CMS Energy Corp. pass-through
certificates 7s, 2005                                130,000        130,813       50,000       50,313      180,000        181,126
CMS Energy Corp. sr. notes
8.9s, 2008                                         1,190,000      1,270,325      500,000      533,750    1,690,000      1,804,075
CMS Energy Corp. sr. notes
8 1/2s, 2011                                         315,000        330,750      120,000      126,000      435,000        456,750
CMS Energy Corp. 144A sr.
notes 7 3/4s, 2010                                   250,000        255,625      100,000      102,250      350,000        357,875
DPL, Inc. sr. notes 6 7/8s,
2011                                                 875,000        890,313      340,000      345,950    1,215,000      1,236,263
Dynegy Holdings, Inc. bank
term loan FRN 5.36s, 2010
(acquired 6/8/04, cost $160,000,
$80,000, $240,000) (RES)                             160,000        162,800       80,000       81,400      240,000        244,200
Dynegy Holdings, Inc. sr.
notes 6 7/8s, 2011                                   425,000        382,500      160,000      144,000      585,000        526,500
Dynegy Holdings, Inc. 144A
sec. notes 10 1/8s, 2013                           1,990,000      2,193,975      780,000      859,950    2,770,000      3,053,925
Dynegy-Roseton Danskamme
company guaranty Ser. A,
7.27s, 2010                                          525,000        509,250      200,000      194,000      725,000        703,250
Dynegy-Roseton Danskamme
company guaranty Ser. B,
7.67s, 2016                                          800,000        704,000      310,000      272,800    1,110,000        976,800
Edison Mission Energy sr.
notes 10s, 2008                                      370,000        419,950      145,000      164,575      515,000        584,525
Edison Mission Energy sr.
notes 9 7/8s, 2011                                    15,000         16,800        5,000        5,600       20,000         22,400
El Paso Corp. sr. notes
7 3/8s, 2012                                         560,000        499,800      210,000      187,425      770,000        687,225
El Paso Corp. sr. notes
Ser. MTN, 7 3/4s, 2032                             1,275,000      1,035,938      505,000      410,313    1,780,000      1,446,251
El Paso Natural Gas Co.
debs. 8 5/8s, 2022                                   265,000        268,313      105,000      106,313      370,000        374,626
El Paso Natural Gas Co.
sr. notes Ser. A, 7 5/8s,
2010                                                 240,000        248,400       90,000       93,150      330,000        341,550
El Paso Production Holding
Co. company guaranty 7 3/4s,
2013                                               1,390,000      1,323,975      535,000      509,588    1,925,000      1,833,563
Ferrellgas Partners LP/F
errellgas Partners Finance
144A sr. notes 6 3/4s, 2014                          910,000        880,425      345,000      333,788    1,255,000      1,214,213
Kansas Gas & Electric debs.
8.29s, 2016                                          300,000        312,257      115,000      119,698      415,000        431,955
Midwest Generation LLC 144A
sec. notes 8 3/4s, 2034                            1,765,000      1,870,900      680,000      720,800    2,445,000      2,591,700
Mission Energy Holding Co.
sec. notes 13 1/2s, 2008                           1,180,000      1,463,200      450,000      558,000    1,630,000      2,021,200
Monongahela Power Co. 144A
1st. mtge. 6.7s, 2014                                560,000        570,904      215,000      219,186      775,000        790,090
Nevada Power Co. 2nd mtge.
9s, 2013                                             930,000      1,036,950      360,000      401,400    1,290,000      1,438,350
Northwest Pipeline Corp.
company guaranty 8 1/8s,
2010                                               1,400,000      1,552,250      545,000      604,269    1,945,000      2,156,519
Northwestern Corp. debs.
6.95s, 2028 (In default)
(NON)                                                 90,000         78,075       35,000       30,363      125,000        108,438
Northwestern Corp. notes
8 3/4s, 2012 (In default)
(NON)                                                160,000        140,000       60,000       52,500      220,000        192,500
Northwestern Corp. notes
7 7/8s, 2007 (In default)
(NON)                                                655,000        573,125      255,000      223,125      910,000        796,250
NRG Energy, Inc. 144A sr.
sec. notes 8s, 2013                                2,795,000      2,857,888    1,080,000    1,104,300    3,875,000      3,962,188
Orion Power Holdings,
Inc. sr. notes 12s, 2010                             805,000        966,000      310,000      372,000    1,115,000      1,338,000
PG&E Corp. sec. notes 6
7/8s, 2008                                         1,185,000      1,257,581      460,000      488,175    1,645,000      1,745,756
PG&E Gas Transmission Northwest
sr. notes 7.1s, 2005                                 220,000        224,950       85,000       86,913      305,000        311,863
PSEG Energy Holdings, Inc.
notes 7 3/4s, 2007                                   850,000        896,750      330,000      348,150    1,180,000      1,244,900
SEMCO Energy, Inc. sr. notes
7 3/4s, 2013                                         670,000        703,500      260,000      273,000      930,000        976,500
Sierra Pacific Power Co. 144A
general ref. mtge. 6 1/4s, 2012                      210,000        205,800       80,000       78,400      290,000        284,200
Sierra Pacific Resources 144A
sr. notes 8 5/8s, 2014                             1,285,000      1,329,975      490,000      507,150    1,775,000      1,837,125
Southern California Edison Co.
notes 6 3/8s, 2006                                   130,000        136,030       50,000       52,319      180,000        188,349
Teco Energy, Inc. notes 10
1/2s, 2007                                           440,000        503,800      170,000      194,650      610,000        698,450
Teco Energy, Inc. notes 7.2s,
2011                                                 250,000        256,875      100,000      102,750      350,000        359,625
Teco Energy, Inc. notes 7s,
2012                                                 400,000        403,000      150,000      151,125      550,000        554,125
Tennessee Gas Pipeline Co.
debs. 7s, 2028                                       105,000         93,319       40,000       35,550      145,000        128,869
Teton Power Funding bank term loan
FRN 4.8s, 2011 (acquired 2/4/04,
cost $181,538, $90,769, $272,307)
(RES)                                                181,538        183,127       90,769       91,563      272,307        274,690
Transcontinental Gas Pipeline Corp.
debs. 7 1/4s, 2026                                   135,000        135,000       50,000       50,000      185,000        185,000
Unisource Energy bank term loan
FRN 5.652s, 2011 (acquired 3/25/04,
cost $158,400, $79,200, $237,600)
(RES)                                                160,000        157,800       80,000       78,900      240,000        236,700
Utilicorp Canada Finance Corp.
company guaranty 7 3/4s, 2011
(Canada)                                           1,460,000      1,361,450      470,000      438,275    1,930,000      1,799,725
Utilicorp United, Inc. sr. notes
9.95s, 2011                                          510,000        517,650      196,000      198,940      706,000        716,590
Western Resources, Inc. sr. notes
9 3/4s, 2007                                         547,000        623,165      215,000      244,937      762,000        868,102
Williams Cos., Inc. (The) notes
8 3/4s, 2032                                         200,000        210,750       80,000       84,300      280,000        295,050
Williams Cos., Inc. (The) notes
8 1/8s, 2012                                         210,000        229,425       80,000       87,400      290,000        316,825
Williams Cos., Inc. (The) notes
7 5/8s, 2019                                         755,000        762,550      290,000      292,900    1,045,000      1,055,450
Williams Cos., Inc. (The) sr.
notes 8 5/8s, 2010                                   975,000      1,094,438      380,000      426,550    1,355,000      1,520,988
Williams Products bank term loan
FRN 3.88s, 2007 (acquired 6/4/03,
cost $163,354, $64,352, $227,706)
(RES)                                                163,354        165,260       64,352       65,102      227,706        230,362
York Power Funding 144A notes 12s,
2007 (Cayman Islands) (In default)
(NON)                                                334,976             34      131,272           13      466,248             47

                                                                 42,290,939                16,372,146                  58,663,085

Total Corporate bonds and notes
(cost $401,372,494, 154,409,192, $555,781,686)                 $406,395,249              $157,155,965                $563,551,214


Foreign government                                                 14.2%                      14.4%                       14.3%
bonds and notes (a)                               Principal        Value      Principal       Value      Principal        Value
                                                    amount                      amount                     amount
Australia (Government of) bonds 6 1/4s,
2015                                        AUD   $4,500,000     $3,237,550   $1,759,000   $1,265,522   $6,259,000     $4,503,072
Austria (Republic of) 144A notes Ser.
EMTN, 3.8s, 2013                            EUR    6,000,000      6,999,908    2,000,000    2,333,303    8,000,000      9,333,211
Brazil (Federal Republic of) bonds
10 1/2s, 2014                               USD      980,000        979,020      360,000      359,640    1,340,000      1,338,660
Brazil (Federal Republic of) bonds
10 1/8s, 2027                               USD      940,000        871,850      360,000      333,900    1,300,000      1,205,750
Brazil (Federal Republic of) unsub.
notes 11s, 2040                             USD    1,360,000      1,334,840      525,000      515,288    1,885,000      1,850,128
Bulgaria (Republic of) 144A bonds
8 1/4s, 2015                                USD    1,300,000      1,537,250      496,000      586,520    1,796,000      2,123,770
Canada (Government of) bonds 5 1/2s,
2010                                        CAD    2,725,000      2,166,793    1,005,000      799,129    3,730,000      2,965,922
Canada (Government of) bonds Ser.
WL43, 5 3/4s, 2029                          CAD      930,000        744,882      410,000      328,389    1,340,000      1,073,271
Colombia (Republic of) bonds 10
3/8s, 2033                                  USD      220,000        224,400      105,000      107,100      325,000        331,500
Colombia (Republic of) bonds Ser.
NOV, 9 3/4s, 2009                           USD    1,145,000      1,249,768      425,000      463,888    1,570,000      1,713,656
Colombia (Republic of) notes 10
3/4s, 2013                                  USD    3,010,000      3,360,665    1,150,000    1,283,975    4,160,000      4,644,640
Colombia (Republic of) unsub.
bonds Ser. 15A, 11 3/8s, 2008               EUR      400,000        551,145      155,000      213,569      555,000        764,714
Dominican (Republic of) notes
9.04s, 2013                                 USD      460,000        296,700      175,000      112,875      635,000        409,575
Ecuador (Republic of) bonds
stepped-coupon Ser. REGS, 7s (8s,
8/15/04), 2030 (STP)                        USD    2,085,000      1,546,028      795,000      589,493    2,880,000      2,135,521
El Salvador (Republic of) 144A
bonds 8 1/4s, 2032                          USD      380,000        359,100      150,000      141,750      530,000        500,850
France (Government of) bonds
5 3/4s, 2032                                EUR    1,845,000      2,529,942      760,000    1,042,144    2,605,000      3,572,086
France (Government of) bonds
5 1/2s, 2010                                EUR    4,830,000      6,367,247    1,470,000    1,937,858    6,300,000      8,305,105
France (Government of) bonds
4s, 2013                                    EUR    9,000,000     10,726,749    3,200,000    3,813,955   12,200,000     14,540,704
France (Government of) deb.
4s, 2009                                    EUR    1,080,000      1,326,216      440,000      540,310    1,520,000      1,866,526
Germany (Federal Republic of)
bonds Ser. 97, 6s, 2007                     EUR    7,250,000      9,448,358    3,310,000    4,313,664   10,560,000     13,762,022
Germany (Federal Republic of)
bonds Ser. 97, 6s, 2007                     EUR    6,340,000      8,189,915    2,480,000    3,203,626    8,820,000     11,393,541
Hellenic Greece (Republic of)
bonds 3 1/2s, 2008                          EUR    1,875,000      2,272,436      730,000      884,735    2,605,000      3,157,171
Indonesia (Republic of) FRN
2.005s, 2006                                USD      260,000        246,350      100,000       94,750      360,000        341,100
Indonesia (Republic of) FRN
2.005s, 2005                                USD      645,000        627,263      250,000      243,125      895,000        870,388
Indonosia (Republic of) 144A
sr. notes 6 3/4s, 2014                      USD    2,250,000      2,081,250      855,000      790,875    3,105,000      2,872,125
New Zealand (Government of)
bonds Ser. 1106, 8s, 2006                   NZD    7,610,000      5,004,131    2,970,000    1,952,992   10,580,000      6,957,123
New Zealand (Government of)
bonds Ser. 709, 7s, 2009                    NZD    8,036,000      5,246,076    3,152,000    2,057,694   11,188,000      7,303,770
Peru (Republic of) bonds 8
3/4s, 2033                                  USD      520,000        466,700      200,000      179,500      720,000        646,200
Philippines (Republic of)
bonds 9 7/8s, 2019                          USD      495,000        509,850      190,000      195,700      685,000        705,550
Philippines (Republic of)
sr. notes 8 7/8s, 2015                      USD      845,000        840,775      325,000      323,375    1,170,000      1,164,150
Russia (Federation of) 144A
unsub. stepped-coupon 5s
(7 1/2s, 3/31/07), 2030
(STP)                                       USD    5,772,500      5,296,269    2,211,250    2,028,822    7,983,750      7,325,091
Russia (Ministry of Finance)
deb. Ser. V, 3s, 2008                       USD    1,335,000      1,174,800      520,000      457,600    1,855,000      1,632,400
South Africa (Republic of)
notes 7 3/8s, 2012                          USD    2,705,000      2,956,565    1,030,000    1,125,790    3,735,000      4,082,355
South Africa (Republic of)
notes 6 1/2s, 2014                          USD      740,000        760,350      285,000      292,838    1,025,000      1,053,188
Sweden (Government of) bonds
Ser. 1041, 6 3/4s, 2014                     SEK   43,075,000      6,569,135   16,800,000    2,562,077   59,875,000      9,131,212
Sweden (Government of) bonds
Ser. 3101, 4s, 2008                         SEK   37,600,000      6,058,864   14,640,000    2,359,090   52,240,000      8,417,954
Turkey (Republic of) notes 9s,
2011                                        USD      935,000        979,413      370,000      387,575    1,305,000      1,366,988
Ukraine (Government of) sr.
notes Ser. REGS, 11s, 2007                  USD      470,408        506,159      184,803      198,848      655,211        705,007
Ukraine (Government of) 144A
bonds 7.65s, 2013                           USD    1,025,000        984,000      400,000      384,000    1,425,000      1,368,000
Ukraine (Government of) 144A
unsub. notes 6 7/8s, 2011                   USD    1,515,000      1,441,144      575,000      546,969    2,090,000      1,988,113
United Kingdom treasury bonds
8 3/4s, 2017                                GBP    1,055,000      2,584,776      425,000    1,041,260    1,480,000      3,626,036
United Kingdom treasury bonds
7 1/4s, 2007                                GBP    5,000,000      9,691,006    1,900,000    3,682,582    6,900,000     13,373,588
United Kingdom treasury bonds
5s, 2012                                    GBP    1,100,000      1,985,020    2,090,000    3,771,538    3,190,000      5,756,558
United Kingdom treasury bonds
7 1/2s, 2006                                GBP    2,625,000      5,030,505    1,745,000    3,344,088    4,370,000      8,374,593
United Kingdom treasury bonds
4 1/2s, 2007                                GBP    5,400,000      9,690,642         --           --      5,400,000      9,690,642
United Mexican States bonds
Ser. MTN, 8.3s, 2031                        USD    1,855,000      2,003,400      725,000      783,000    2,580,000      2,786,400
Venezuela (Republic of) bonds
9 3/8s, 2034                                USD      570,000        501,600      215,000      189,200      785,000        690,800
Venezuela (Republic of) notes
10 3/4s, 2013                               USD      650,000        674,700      255,000      264,690      905,000        939,390
Venezuela (Republic of) unsub.
bonds 5 3/8s, 2010                          USD    1,020,000        844,050      415,000      343,413    1,435,000      1,187,463

Total Foreign government bonds
and notes  (cost $132,628,270, $51,394,402,
$184,022,672)                                                  $141,075,555               $54,772,024                $195,847,579


Asset-backed securities (a)                                           6.5%                     6.5%                        6.5%
                                                   Principal         Value      Principal     Value       Principal       Value
                                                     amount                      amount                    amount
ABSC NIMS Trust 144A Ser.
03-HE5, Class A, 7s, 2033                           $380,732       $382,636     $148,531     $149,273     $529,263       $531,909
Aegis Asset Backed
Securities Trust 144A
Ser. 04-1N, Class NOTE,
5s, 2034                                             193,449        193,237       74,101       74,020      267,550        267,257
Ser. 04-2N, Class N1,
4 1/2s, 2034                                         421,202        419,622      160,959      160,355      582,161        579,977
Amortizing Residential
Collateral Trust Ser.
02-BC1, Class A, Interest
Only (IO), 6s, 2005                                8,983,636        170,653    3,503,636       66,555   12,487,272        237,208
AQ Finance NIM Trust
144A
Ser. 03-N2, Class NOTE,
9.3s, 2033                                           152,366        153,318       59,354       59,725      211,720        213,043
Ser. 03-N9A, Class NOTE,
7.385s, 2033                                         121,104        121,861       47,141       47,436      168,245        169,297
Arc Net Interest Margin
Trust 144A Ser. 02-8A,
Class A1, 7 3/4s, 2032                                20,625         20,455        8,036        7,970       28,661         28,425
Arcap REIT, Inc. 144A
Ser. 03-1A, Class E,
7.11s, 2038                                          535,000        555,564      208,000      215,995      743,000        771,559
Ser. 04-1A, Class E,
6.42s, 2039                                          304,000        301,767      116,000      115,148      420,000        416,915
Argent NIM Trust 144A
Ser. 03-N6, Class A,
6.4s, 2034                                           241,883        241,883       96,753       96,753      338,636        338,636
Ser. 04-WN2, Class A,
4.55s, 2034                                          126,516        126,042       48,720       48,538      175,236        174,580
Asset Backed Funding
Corp. NIM Trust 144A
Ser. 03-WF1, Class N1,
8.35s, 2032                                           63,077         63,077           --           --       63,077         63,077
Ser. 04-0PT1, Class N2,
6.9s, 2033                                           220,000        220,000       84,000       84,000      304,000        304,000
Aviation Capital Group
Trust 144A FRB Ser. 03-2A, Class
G1, 2.12s, 2033                                      444,757        446,425      173,632      174,283      618,389        620,708
Bank One Issuance Trust
FRB Ser. 03-C4, Class C4, 2.41s, 2011                480,000        488,121      260,000      264,399      740,000        752,520
Bayview Financial
Acquisition Trust
Ser. 02-CA, Class A, IO,
5.1s, 2004                                           694,990          8,144      269,996        3,164      964,986         11,308
Ser. 03-X, Class A, IO,
0.89s, 2006                                       30,816,172        520,023   12,011,224      202,689   42,827,396        722,712
Bear Stearns Asset Backed
Securities NIM Trust 144A
Ser. 04-HE6, Class A1, 5
1/4s, 2034 (Cayman Islands)                          594,000        594,000      265,000      265,000      859,000        859,000
CARSSX Finance, Ltd. 144A
FRB Ser. 04-AA, Class B3,
4.73s, 2011 (Cayman Islands)                         170,000        170,000      100,000      100,000      270,000        270,000
FRB Ser. 04-AA, Class B4,
6.88s, 2011 (Cayman Islands)                         220,000        220,000      100,000      100,000      320,000        320,000
Chase Credit Card Master
Trust FRB Ser. 03-3, Class
C, 2.46s, 2010                                       490,000        499,972      370,000      377,530      860,000        877,502
Chase Funding Net Interest
Margin 144A
Ser. 03-2A, Class NOTE,
8 3/4s, 2035                                          58,649         58,649       22,820       22,820       81,469         81,469
Ser. 03-4A, Class NOTE,
6 3/4s, 2036                                         323,268        323,268      125,814      125,814      449,082        449,082
Conseco Finance
Securitizations Corp.
Ser. 00-2, Class A4,
8.48s, 2021                                          524,000        536,383      203,000      207,797      727,000        744,180
Ser. 00-4, Class A6,
8.31s, 2032                                        4,469,000      3,823,000    1,673,000    1,431,165    6,142,000      5,254,165
Ser. 00-6, Class M2,
8.2s, 2032                                         1,535,000        207,225      600,000       81,000    2,135,000        288,225
Ser. 01-04, Class A4,
7.36s, 2033                                           32,000         31,271       12,000       11,727       44,000         42,998
Ser. 01-1, Class A5,
6.99s, 2032                                          697,000        634,806      220,000      200,369      917,000        835,175
Ser. 01-3, Class A3,
5.79s, 2033                                           18,000         17,756        9,000        8,878       27,000         26,634
Ser. 01-3, Class A4,
6.91s, 2033                                        1,594,000      1,471,872      610,000      563,264    2,204,000      2,035,136
Ser. 01-3, Class M2,
7.44s, 2033                                          400,000         76,000      200,000       38,000      600,000        114,000
Ser. 01-4, Class B1,
9.4s, 2010                                         1,436,000        215,400      561,000       84,150    1,997,000        299,550
Ser. 02-1, Class A,
6.681s, 2033                                       3,325,679      3,411,180    1,298,260    1,331,637    4,623,939      4,742,817
FRB Ser. 01-4, Class
M1, 3.11s, 2033                                      414,000        170,775      159,000       65,588      573,000        236,363
Consumer Credit Reference
IDX Securities FRB Ser.
02-1A, Class A, 3.55s, 2007                        1,100,000      1,113,970      394,000      399,004    1,494,000      1,512,974
Countrywide Asset Backed
Certificates 144A Ser.
04-BC1N, Class NOTE,
5 1/2s, 2035                                         419,396        418,085      160,602      160,100      579,998        578,185
Crest, Ltd. 144A Ser.
03-2A, Class E2, 8s, 2038                            603,000        552,122      235,000      215,172      838,000        767,294
First Franklin NIM Trust
144A Ser. 03-FF3A, Class A,
6 3/4s, 2033                                         371,490        370,048      144,730      144,168      516,220        514,216
Fremont NIM Trust 144A
Ser. 03-B, Class NOTE, 5.65s, 2033                    89,375         89,152       52,361       52,230      141,736        141,382
Ser. 04-A, Class NOTE, 4 3/4s, 2034                  700,457        698,356      267,360      266,558      967,817        964,914

Granite Mortgages PLC
FRB Ser. 03-2, Class 3C, 6.38s,
2043 (United Kingdom)                         GBP  1,505,000      2,813,831      585,000    1,093,750    2,090,000      3,907,581
FRN Ser. 03-2, Class 2C1, 5.2s,
2043 (United Kingdom)                         EUR  2,005,000      2,445,199      780,000      951,250    2,785,000      3,396,449
FRB Ser. 02-1, Class 1C, 2.93s,
2042 (United Kingdom)                                490,000        498,345      190,000      193,236      680,000        691,581
Green Tree Financial Corp.
Ser. 95-F, Class B2, 7.1s, 2021                      248,473        223,470       96,808       87,066      345,281        310,536
Ser. 99-3, Class A5, 6.16s, 2031                     162,816        164,851       63,355       64,147      226,171        228,998
Ser. 99-5, Class A5, 7.86s, 2030                   1,739,000      1,523,684      678,000      594,053    2,417,000      2,117,737
Greenpoint Manufactured Housing
Ser. 00-3, Class IA, 8.45s, 2031                   2,616,493      2,376,406    1,020,927      927,247    3,637,420      3,303,653
Ser. 99-5, Class A4, 7.59s, 2028                      50,000         52,767         --           --         50,000         52,767
GS Auto Loan Trust 144A Ser.
04-1, Class D, 5s, 2011                            1,663,000      1,635,647      635,000      624,556    2,298,000      2,260,203
GSAMP Trust 144A
Ser. 03-HE1N, Class NOTE, 7 1/4s,
2033                                                 160,693        160,308       62,586       62,436      223,279        222,744
Ser. 04, Class NOTE, 5 1/2s, 2032                    537,128        536,323      207,527      207,216      744,655        743,539
Ser. 04-FM1N, Class NOTE, 5 1/4s,
2033                                                 332,856        332,510      156,239      156,076      489,095        488,586
Ser. 04-HE1N, Class N1, 5s, 2034                     300,000        299,640      110,000      109,868      410,000        409,508
Holmes Financing PLC FRB Ser. 8,
Class 2C, 2.32s, 2040 (United
Kingdom)                                             331,000        331,104      127,000      127,040      458,000        458,144
Holmes Financing PLC FRB
Ser. 4, Class 3C, 2.9s, 2040
(United Kingdom)                                     300,000        304,294      110,000      111,575      410,000        415,869
Ser. 5, Class 2C, 3.05s, 2040
(United Kingdom)                                     690,000        694,960      190,000      191,366      880,000        886,326
Home Equity Asset Trust 144A
Ser. 02-5N, Class A, 8s, 2033                        312,535        314,879      121,828      122,742      434,363        437,621
Ser. 03-4N, Class A, 8s, 2033                        135,226        136,240       52,627       53,021      187,853        189,261
Ser. 03-7N, Class A, 5 1/4s,
2034                                                 340,751        340,751      130,411      130,411      471,162        471,162
Ser. 04-1N, Class A, 5s, 2034                        188,432        187,961       75,373       75,184      263,805        263,145
LNR CDO, Ltd. FRB Ser. 02-1A,
Class FFL, 4.2s, 2037 (Cayman
Islands)                                           1,755,000      1,685,502      685,000      657,874    2,440,000      2,343,376
LNR CDO, Ltd. 144A FRB Ser.
03-1A, Class EFL, 4.433s, 2036
(Cayman Islands)                                   1,070,000      1,126,817      415,000      437,037    1,485,000      1,563,854
Long Beach Asset Holdings Corp.
144A
Ser. 04-2, Class N1, 4.94s,
2034                                                 433,870        433,870      168,235      168,235      602,105        602,105
Ser. 03-2, Class N1, 7.627s,
2033                                                 201,387        201,387       78,534       78,534      279,921        279,921
Long Beach Asset Holdings Corp.
NIM Trust 144A Ser. 03-4, Class
N1, 6.535s, 2033                                     131,516        131,680       54,798       54,867      186,314        186,547
Long Beach Mortgage Loan Trust
Ser. 04-3, Class S1, IO, 4 1/2s, 2006              2,800,000        196,980    1,070,000       75,275    3,870,000        272,255
Lothian Mortgages PLC 144A Ser. 3A,
Class D, 5.458s, 2039 (United
Kingdom)                                      GBP  1,200,000      2,181,840      500,000      909,100    1,700,000      3,090,940
Madison Avenue Manufactured
Housing Contract FRB Ser. 02-A,
Class B1, 4.7s, 2032                               1,457,253        801,489      568,528      312,690    2,025,781      1,114,179
MBNA Credit Card Master Note
Trust FRN Ser. 03-C5, Class
C5, 2.56s, 2010                                      490,000        499,953      370,000      377,516      860,000        877,469
Merrill Lynch Mortgage
Investors, Inc. Ser. 03-WM3N,
Class N1, 8s, 2005                                   194,554        196,257       75,836       76,500      270,390        272,757
Mid-State Trust Ser. 11, Class
B, 8.221s, 2038                                      252,149        249,903       98,630       97,751      350,779        347,654
Morgan Stanley ABS Capital
I 144A
Ser. 03-NC9N, Class NOTE,
7.6s, 2033                                            92,423         92,827       27,994       28,117      120,417        120,944
Ser. 04-NC2N, Class NOTE,
6 1/4s, 2033                                         117,297        117,553           --           --      117,297        117,553
Morgan Stanley Dean Witter
Capital I
FRN Ser. 01-NC3, Class B1,
3.9s, 2031                                           545,000        539,136      210,000      207,741      755,000        746,877
FRN Ser. 01-NC4, Class B1,
3.95s, 2032                                          499,000        491,282      195,000      191,984      694,000        683,266
New Century Mortgage Corp.
NIM Trust 144A Ser. 03-B,
Class NOTE, 6 1/2s, 2033                             196,925        198,094       76,582       77,037      273,507        275,131
Novastar NIM Trust 144A Ser.
04-N1, Class NOTE, 4.458s, 2034                      304,064        304,064           --           --      304,064        304,064
Oakwood Mortgage Investors, Inc.
Ser. 01-C, Class A2, 5.92s,
2017                                               2,111,934      1,357,762      807,699      519,270    2,919,633      1,877,032
Ser. 02-C, Class A1, 5.41s, 2032                   2,897,455      2,557,004    1,106,220      976,240    4,003,675      3,533,244
Ser. 99-B, Class A4, 6.99s, 2026                   1,098,362        986,604      419,818      377,102    1,518,180      1,363,706
Option One Mortgage Securities
Corp. NIM Trust 144A
Ser. 03-5, Class NOTE, 6.9s,
2033                                                 114,311        114,883       44,696       44,919      159,007        159,802
Ser. 03-2B, Class N1, 7.63s,
2033 (Cayman Islands)                                 71,538         71,538       27,788       27,788       99,326         99,326
Pass-Through Amortizing Credit
Card Trust Ser. 02-1A, Class
A4FL, 6.91s, 2012                                    578,892        580,529      226,376      227,016      805,268        807,545
Permanent Financing PLC FRB
Ser. 1, Class 3C, 2.61s, 2042
(United Kingdom)                                     380,000        384,216      150,000      151,664      530,000        535,880
Ser. 3, Class 3C, 2.56s, 2042
(United Kingdom)                                     490,000        498,422      190,000      193,266      680,000        691,688
Providian Gateway Master Trust
Ser. 02, Class B, zero %, 2006                     1,848,000      1,552,181           --           --    1,848,000      1,552,181
Residential Asset Mortgage
Products, Inc. Ser. 03-RZ1,
Class A, IO, 5 3/4s, 2005                          4,003,279        161,382    1,568,852       63,244    5,572,131        224,626
Rural Housing Trust Ser. 87-1,
 Class D, 6.33s, 2026                                413,647        427,995      166,965      172,757      580,612        600,752
SAIL Net Interest Margin Notes
Ser. 03-4, Class A, 7 1/2s,
2033 (Cayman Islands)                                101,462        101,350       39,521       39,477      140,983        140,827
SAIL Net Interest Margin Notes
144A
Ser. 03-10A, Class A, 7 1/2s,
2033 (Cayman Islands)                                594,349        594,317      231,136      231,123      825,485        825,440
Ser. 03-12A, Class A, 7.35s,
2033 (Cayman Islands)                                247,112        247,038       96,237       96,208      343,349        343,246
Ser. 03-6A, Class A, 7s, 2033
(Cayman Islands)                                     150,509        149,390       58,605       58,170      209,114        207,560
Ser. 03-7A, Class A, 7s, 2033
(Cayman Islands)                                     317,515        315,159      123,634      122,717      441,149        437,876
Ser. 03-8A, Class A, 7s, 2033
(Cayman Islands)                                      87,215         86,776       33,892       33,721      121,107        120,497
Ser. 03-9A, Class A, 7s, 2033
(Cayman Islands)                                     231,165        229,963       86,687       86,236      317,852        316,199
Ser. 03-BC2A, Class A, 7 3/4s,
2033                                                 417,270        416,057      162,584      162,111      579,854        578,168
Ser. 04-2A, Class A, 5 1/2s,
2034 (Cayman Islands)                                596,519        596,519      228,081      228,081      824,600        824,600
Ser. 04-4A, Class A, 5s, 2034
(Cayman Islands)                                   1,136,159      1,134,455      406,363      405,754    1,542,522      1,540,209
Sasco Arc Net Interest Margin
Notes Ser. 02-BC10, Class A,
7 3/4s, 2033                                          42,898         42,508       16,731       16,579       59,629         59,087
Sasco Arc Net Interest Margin
Notes 144A
Ser. 03-3, Class A, 7 3/4s,
2033                                                 244,880        243,651       95,371       94,892      340,251        338,543
Ser. 03-5, Class A, 7.35s,
2033 (Cayman Islands)                                507,188        507,040      197,774      197,716      704,962        704,756
Ser. 03-AM1, Class A, 7 3/4s,
2033                                                 367,911        366,118      143,409      142,710      511,320        508,828
Sasco Arc Net Interest Margin
Trust 144A Ser. 03-BC1, Class
B, zero %, 2033                                      381,740        273,362      148,926      106,645      530,666        380,007
Saxon Net Interest Margin
Trust 144A Ser. 03-A, Class
A, 6.656s, 2033                                      226,947        226,947       88,463       88,463      315,410        315,410
Sharp SP I, LLC Net Interest
Margin Trust Ser. 03-NC1N,
Class N, 7 1/4s, 2033                                291,196        292,826      113,221      113,855      404,417        406,681
Sharp SP I, LLC Net Interest
Margin Trust 144A
Ser. 03-0P1N, Class NA, 4.45s,
2033                                                 152,403        152,387       83,855       83,846      236,258        236,233
Ser. 03-HS1N, Class N, 7.48s,
2033                                                 159,868        160,268       62,236       62,391      222,104        222,659
Ser. 03-TC1N, Class N, 7.45s,
2033                                                  75,774         75,774       29,594       29,594      105,368        105,368
Ser. 04-FM1N, Class N, 6.16s,
2033                                                       0              0       46,751       46,985       46,751         46,985
Ser. 04-HS1N, Class NOTE,
5.92s, 2034                                           72,633         72,633       35,604       35,604      108,237        108,237
South Coast Funding FRB Ser.
3A, Class A2, 2.38s, 2038                            200,000        202,500           --           --      200,000        202,500
Structured Asset Investment
Loan Trust
Ser. 03-BC1A, Class A,
7 3/4s, 2033                                         389,075        387,184      151,534      150,798      540,609        537,982
Ser. 03-BC2, Class A,
IO, 6s, 2005                                       9,912,019        258,221    3,863,371      100,646   13,775,390        358,867
Ser. 03-BC8, Class A,
IO, 6s, 2005                                       3,360,837        133,076    1,310,001       51,871    4,670,838        184,947
Ser. 04-1, Class A, IO,
6s, 2005                                          20,615,000      1,099,763    7,873,000      420,006   28,488,000      1,519,769
TIAA Commercial Real
Estate Securitization
Ser. 02-1A, Class IV,
6.84s, 2037                                          544,000        422,553      212,000      164,671      756,000        587,224
TIAA Commercial Real
Estate Securitization
144A Ser. 03-1A, Class
E, 8s, 2038                                          650,000        583,146      254,000      227,876      904,000        811,022
Washington Mutual Ser.
03-S1, Class A11, IO,
5 1/2s, 2033                                       4,068,400        301,316    1,594,413      118,086    5,662,813        419,402
Whole Auto Loan Trust
144A Ser. 03-1, Class D,
6s, 2010                                           1,180,243      1,180,981      459,762      460,049    1,640,005      1,641,030

Total Asset-backed
securities  (cost $67,969,803,
$26,457,465, $94,427,268)                                       $64,503,716               $24,584,919                 $89,088,635


Collateralized mortgage obligations (a)                              5.4%                       5.4%                       5.4%
                                                   Principal        Value      Principal       Value     Principal        Value
                                                     amount                      amount                    amount
Bear Stearns Commercial Mortgage
Securitization Corp. 144A Ser.
04-ESA, Class K, 3.88s, 2016                        $490,000       $490,000     $190,000     $190,000     $680,000       $680,000
Commercial Mortgage Acceptance
Corp. Ser. 97-ML1, IO, 0.84s,
2017                                               6,084,854        135,958    2,511,942       56,126    8,596,796        192,084
Commercial Mortgage Pass-
Through Certificates 144A FRB
Ser. 01-FL4A, Class E, 2.68s,
2013                                                 402,000        357,780      154,000      137,060      556,000        494,840
Criimi Mae Commercial
Mortgage Trust Ser. 98-C1,
Class A2, 7s, 2011                                 1,858,000      1,982,254      757,000      807,624    2,615,000      2,789,878
Criimi Mae Commercial
Mortgage Trust 144A Ser.
98-C1, Class B, 7s, 2033                           2,814,000      2,917,881    1,143,000    1,185,195    3,957,000      4,103,076
CS First Boston Mortgage
Securities Corp. 144A FRB
Ser. 03-TF2A, Class L, 5.38s,
2014                                                 501,000        497,471      192,000      190,648      693,000        688,119
Deutsche Mortgage & Asset
Receiving Corp. Ser. 98-C1,
Class X, IO, 1.104s, 2023                         55,274,206      1,500,093   21,772,852      590,896   77,047,058      2,090,989
DLJ Commercial Mortgage Corp.
Ser. 98-CF2, Class B4,
6.04s, 2031                                          399,789        326,015      152,919      124,701      552,708        450,716
Ser. 98-CF2, Class B5,
5.95s, 2031                                        1,281,541        786,195      489,824      300,496    1,771,365      1,086,691
Fannie Mae
Ser. 02-36, Class SJ,
16 1/2s, 2029                                        816,744        895,053      319,182      349,785    1,135,926      1,244,838
Ser. 329, Class 2, IO,
5.5s, 2033                                         3,119,157        780,765    1,175,854      294,332    4,295,011      1,075,097
Ser. 03-W3, Class 1A3,
7 1/2s, 2042                                         712,461        768,380      274,214      295,736      986,675      1,064,116
Ser. 03-W2, Class 1A3,
7 1/2s, 2042                                          13,870         14,959        5,928        6,394       19,798         21,353
Ser. 02-W1, Class 2A,
7 1/2s, 2042                                           1,554          1,676          642          692        2,196          2,368
Ser. 02-14, Class A2,
7 1/2s, 2042                                           5,972          6,441        2,547        2,747        8,519          9,188
Ser. 01-T10, Class A2,
7 1/2s, 2041                                         851,806        918,662      332,279      358,358    1,184,085      1,277,020
Ser. 02-T4, Class A3,
7 1/2s, 2041                                           3,839          4,140        1,485        1,602        5,324          5,742
Ser. 01-T8, Class A1,
7 1/2s, 2041                                           9,567         10,318        3,951        4,261       13,518         14,579
Ser. 01-T7, Class A1,
7 1/2s, 2041                                       3,304,268      3,563,612    1,288,604    1,389,744    4,592,872      4,953,356
Ser. 01-T3, Class A1,
7 1/2s, 2040                                         499,183        538,363      194,524      209,792      693,707        748,155
Ser. 01-T1, Class A1,
7 1/2s, 2040                                       1,487,683      1,604,448      580,146      625,680    2,067,829      2,230,128
Ser. 99-T2, Class A1,
7 1/2s, 2039                                         607,881        655,592      237,126      255,737      845,007        911,329
Ser. 00-T6, Class A1,
7 1/2s, 2030                                         314,313        338,982      122,329      131,930      436,642        470,912
Ser. 01-T4, Class A1,
7 1/2s, 2028                                       1,473,190      1,588,817      574,294      619,369    2,047,484      2,208,186
Ser. 02-W3, Class A5,
7 1/2s, 2028                                           3,071          3,312        1,268        1,368        4,339          4,680
Ser. 338, Class 2, IO,
5.5s, 2033                                         6,878,864      1,792,804    2,646,290      689,689    9,525,154      2,482,493
Ser. 03-24, Class IC,
IO, 5s, 2015                                       2,663,700        517,249    1,043,600      202,651    3,707,300        719,900
Ser. 03-34, Class SG,
IO, 5.55s, 2033                                    4,382,360        392,358    1,719,384      153,939    6,101,744        546,297
Ser. 01-74, Class MI, IO, 6s, 2015                   532,189         39,899      193,521       14,509      725,710         54,408
Ser. 03-49, Class TS, IO, 6 1/4s,
2018                                               5,052,618        605,525    1,982,389      237,577    7,035,007        843,102
Ser. 03-26, Class IG, IO, 6s,
2033                                               1,721,632        323,075      674,463      126,567    2,396,095        449,642
Ser. 02-36, Class QH, IO, 6.6s,
2029                                               1,769,611        110,949      691,567       43,359    2,461,178        154,308
Ser. 02-T18, IO, 0.519s, 2042                     23,630,034        341,641    9,035,318      130,632   32,665,352        472,273
Ser. 345, Class 1, IO, 5s, 2033                    1,741,291        477,767      661,900      181,609    2,403,191        659,376
Ser. 345, Class 3, IO, 5s, 2033                    7,691,395      2,076,677    2,941,436      794,188   10,632,831      2,870,865
Ser. 03-34, Class SP, IO, 5.65s,
2032                                              13,114,305      1,124,961    5,137,720      440,720   18,252,025      1,565,681
Ser. 03-6, Class IB, IO, 5 1/2s,
2022                                                 640,000         41,990      243,000       15,943      883,000         57,933
Ser. 92-15, Class L, IO, 10.38s,
2022                                                   1,232         15,136          487        5,982        1,719         21,118
Ser. 03-41, Class SP, IO, 5
3/4s, 2015                                         4,413,638        294,473    1,729,095      115,363    6,142,733        409,836
Ser. 318, Class 2, IO, 6s,
2032                                               1,537,421        357,030      587,100      136,340    2,124,521        493,370
Ser. 03-118, Class SF, IO,
6.65s, 2033                                        2,136,717        312,849      812,787      119,005    2,949,504        431,854
Ser. 03-W17, Class 12, IO,
1.162s, 2033                                       8,135,205        270,380    3,107,095      103,267   11,242,300        373,647
Ser. 03-118, Class S, IO,
6.65s, 2033                                        1,915,048        277,682      751,067      108,905    2,666,115        386,587
Ser. 03-45, Class PI, IO,
5.5s, 2029                                         3,122,429        368,025    1,223,390      144,195    4,345,819        512,220
Ser. 03-37, Class IC, IO,
5.5s, 2027                                         4,146,072        447,001    1,624,259      175,116    5,770,331        622,117
Ser. 98-51, Class SG, IO,
23.72s, 2022                                         200,829         90,100       78,894       35,395      279,723        125,495
Ser. 322, Class 2, IO, 6s,
2032                                               1,206,657        279,417      472,700      109,460    1,679,357        388,877
Ser. 03-W10, Class 3A, IO,
1.913s, 2043                                      14,845,384        491,753    5,786,368      191,673   20,631,752        683,426
Ser. 00-T6, IO, 0.74s, 2030                       13,315,531        239,263    5,209,140       93,602   18,524,671        332,865
Ser. 03-W10, Class 1A, IO,
1.922s, 2043                                      12,485,363        401,873    4,866,218      156,631   17,351,581        558,504
Ser. 03-7, Class SM, IO,
6.3s, 2023                                           168,328            973       65,946          381      234,274          1,354
Ser. 03-23, Class AI, IO,
5s, 2017                                           6,402,748        809,216    2,512,059      317,488    8,914,807      1,126,704
Ser. 03-23, Class SC, IO,
6.1s, 2033                                           391,480          5,872      153,600        2,304      545,080          8,176
Ser. 03-58, Class ID, IO,
6s, 2033                                           1,528,271        350,308      598,747      137,244    2,127,018        487,552
Ser. 03-14, Class KS, IO,
6.15s, 2017                                        2,014,030        150,108      788,921       58,799    2,802,951        208,907
Ser. 03-34, Class ES, IO,
5.55s, 2033                                       10,745,022        956,978    4,215,647      375,456   14,960,669      1,332,434
Ser. 99-51, Class N, PO,
zero %, 2029                                         254,384        213,166       99,086       83,031      353,470        296,197
Ser. 99-52, Class MO, PO,
zero %, 2026                                         133,908        128,960       52,515       50,574      186,423        179,534
Federal Home Loan Mortgage
Corp. Structured Pass-Through
Securities
Ser. T-58, Class 4A, 7 1/2s,
2043                                                  18,484         19,935        7,896        8,515       26,380         28,450
Ser. T-57, Class 1AX, IO,
0.439s, 2043                                       7,725,698         83,896    2,897,137       31,461   10,622,835        115,357
FFCA Secured Lending Corp.
Ser. 00-1, Class X, IO, 1.603s,
2020                                              19,819,760      1,266,515    7,751,708      495,347   27,571,468      1,761,862
First Chicago Lennar Trust
144A Ser. 97-CHL1, Class E,
7.922s, 2039                                         589,733        550,848      229,896      214,737      819,629        765,585
Freddie Mac
Ser. 2763, Class SC, 23.08s,
2032                                                 776,442        925,877      295,010      351,787    1,071,452      1,277,664
Ser. 2448, Class SM, IO,
6.4s, 2032                                         3,003,531        315,371    1,175,704      123,449    4,179,235        438,820
Ser. 2579, Class GS, IO,
6.05s, 2017                                        3,296,003        306,224    1,293,175      120,146    4,589,178        426,370
Ser. 2590, Class IH, IO,
5 1/2s, 2028                                       1,033,400        266,101      404,800      104,236    1,438,200        370,337
Ser. 216, Class IO, IO,
6s, 2032                                           4,756,941      1,080,903    1,863,555      423,449    6,620,496      1,504,352
Ser. 2596, Class IQ, IO,
5 1/2s, 2026                                       2,619,000        277,197    1,048,000      110,921    3,667,000        388,118
Ser. 2515, Class IG, IO,
5 1/2s, 2032                                       2,008,400        662,584      786,800      259,570    2,795,200        922,154
Ser. 2478, Class SY, IO,
6.55s, 2021                                          352,770         19,805      138,186        7,758      490,956         27,563
Ser. 215, Class PO, Principal
Only (PO), zero %, 2031                              561,982        502,316      220,500      197,089      782,482        699,405
Ser. 2235, PO, zero %, 2030                          515,000        415,299      201,747      162,690      716,747        577,989
Ser. 2078, Class KC, PO,
zero %, 2023                                               5              5            2            2            7              7
GMAC Commercial Mortgage
Securities, Inc. 144A Ser.
99-C3, Class G, 6.974s, 2036                         739,550        544,185      282,877      208,150    1,022,427        752,335
Government National Mortgage
Association
Ser. 02-51, Class SA, IO,
6.68s, 2032                                          244,234          2,858       95,741        1,120      339,975          3,978
Ser. 03-83, Class SI, IO,
4.9s, 2032                                         6,327,802        435,036    2,478,715      170,412    8,806,517        605,448
Ser. 02-63, Class ST, IO,
4.03s, 2024                                          945,932          9,641           --           --      945,932          9,641
Ser. 02-47, Class SM, IO,
4.55s, 2032                                        2,297,323        117,379      900,710       46,021    3,198,033        163,400
Ser. 01-19, Class S, IO,
5.9s, 2031                                         3,001,517        281,392    1,175,803      110,231    4,177,320        391,623
Ser. 01-43, Class SJ, IO,
6.18s, 2029                                          953,445         23,687      373,154        9,271    1,326,599         32,958
Ser. 98-2, Class EA, PO,
zero %, 2028                                         252,907        209,439      100,466       83,198      353,373        292,637
GS Mortgage Securities
Corp. II 144A FRB Ser.
03-FL6A, Class L, 4.63s, 2015                        300,000        300,375      117,000      117,146      417,000        417,521
Hermione (European Loan
Conduit No. 14) 144A FRB
Class A, 5.33s, 2011 (Ireland)
                                              GBP  1,837,845      3,361,620      713,631    1,305,310    2,551,476      4,666,930
LB Commercial Conduit Mortgage
Trust 144A Ser. 99-C1, Class G,
6.41s, 2031                                          355,850        273,570      136,232      104,732      492,082        378,302
Mach One Commercial Mortgage
Trust 144A
Ser. 04-1A, Class J, 5.45s,
2040                                                 594,000        476,291      226,000      181,215      820,000        657,506
Ser. 04-1A, Class K, 5.45s,
2040                                                 297,000        239,955      114,000       92,104      411,000        332,059
Ser. 04-1A, Class L, 5.45s,
2040                                                 135,000         95,644       52,000       36,841      187,000        132,485
Merrill Lynch Mortgage
Investors, Inc. Ser. 96-C2,
Class JS, IO, 3.459s, 2028                         9,514,193        549,654    3,743,778      216,286   13,257,971        765,940
Mezz Cap Commercial Mortgage
Trust 144A Ser. 04-C1, Class
X, IO, 7.85s, 2037                                 1,440,985        667,581           --           --    1,440,985        667,581
Morgan Stanley Capital I
144A Ser. 04-RR, Class F7, 6s, 2039                2,430,000      1,722,008      930,000      659,040    3,360,000      2,381,048
Mortgage Capital Funding,
Inc. Ser. 97-MC2, Class X,
IO, 1.282s, 2012                                   7,700,770        227,918    3,037,952       89,914   10,738,722        317,832
Mortgage Capital Funding,
Inc. FRB Ser. 98-MC2, Class
E, 7.139s, 2030                                      459,501        496,852           --           --      459,501        496,852
Starwood Asset Receivables
Trust 144A
FRB Ser. 03-1A, Class F,
2.55s, 2022                                          245,003        245,395       95,279       95,431      340,282        340,826
FRB Ser. 03-1A, Class E,
2 1/2s, 2022                                         308,522        309,016      122,502      122,698      431,024        431,714
STRIPS 144A
Ser. 03-1A, Class M, 5s,
2018 (Cayman Islands)                                229,000        187,872       87,000       71,375      316,000        259,247
Ser. 03-1A, Class N, 5s,
2018                                                 272,000        200,709      104,000       76,742      376,000        277,451
Ser. 04-1A, Class M, 5s,
2018                                                 245,000        201,782      100,000       82,360      345,000        284,142
Ser. 04-1A, Class N, 5s,
2018                                                 235,000        174,605       90,000       66,870      325,000        241,475
Trizechahn Office Properties
Trust 144A Ser. 01-TZHA,
Class D3, 6.943s, 2013                               271,000        287,767      100,000      106,187      371,000        393,954

Total Collateralized
mortgage obligations
(cost $57,350,223, $21,579,206,
$78,929,429)                                                    $53,327,732               $20,345,678                 $73,673,410


Common stocks (a)                                                     0.7%                      0.7%                       0.7%
                                                     Number of       Value       Number of     Value       Number of      Value
                                                       shares                      shares                    shares

AboveNet, Inc. (NON)                                   2,767        $85,749        1,083      $33,562        3,850       $119,311
Alderwoods Group, Inc.
(NON)                                                  3,074         27,312        1,153       10,244        4,227         37,556
AMRESCO Creditor Trust
(acquired 6/17/99, cost
$174,438, $62,787, $237,225)
(RES)(NON)(R)                                      1,005,000          1,005      350,000          350    1,355,000          1,355
Arch Wireless, Inc.
Class A (NON)                                             19            536            8          226           27            762
Archibald Candy Corp.
(NON)                                                  2,452            123          958           48        3,410            171
Birch Telecom, Inc.
(NON)                                                  1,522             15          605            6        2,127             21
Comdisco Holding Co.,
Inc.  (S)                                                643         15,464          244        5,868          887         21,332
Contifinancial Corp.
Liquidating Trust Units                            3,390,037         67,801    1,883,299       37,666    5,273,336        105,467
Covad Communications
Group, Inc. (NON) (S)                                 21,241         40,358        8,378       15,918       29,619         56,276
Crown Castle
International Corp.
(NON) (S)                                              2,407         33,987          932       13,160        3,339         47,147
Genesis HealthCare
Corp. (NON) (S)                                        1,529         41,054          614       16,486        2,143         57,540
Globix Corp. (NON)
(S)                                                   64,253        205,610       25,179       80,573       89,432        286,183
iPCS, Inc. (NON)                                      21,372        461,251        8,406      181,418       29,778        642,669
iPCS Escrow, Inc.
(NON)                                                750,000            750      295,000          295    1,045,000          1,045
Knology, Inc. (NON)                                      282          1,230           99          432          381          1,662
Leucadia National
Corp. (S)                                                147          7,569           58        2,986          205         10,555
Lodgian, Inc. (NON)                                    9,031         88,504        3,473       34,035       12,504        122,539
Loewen Group
International, Inc.
(NON)                                                160,000             16       60,000            6      220,000             22
Polymer Group, Inc.
Class A (NON)                                          1,112         14,678          431        5,689        1,543         20,367
PSF Group Holdings,
Inc. 144A Class A (NON)                                2,502      3,753,720        1,004    1,505,790        3,506      5,259,510
Regal Entertainment
Group (acquired 5/9/02,
cost $74,020, $228,845,
$302,965) (RES)                                       74,020      1,393,797       28,727      540,929      102,747      1,934,726
Sterling Chemicals, Inc.
(NON)                                                    368          8,832          129        3,096          497         11,928
Sun Healthcare Group,
Inc. (NON)                                             1,195          8,257          467        3,227        1,662         11,484
VFB LLC (acquired various
dates from 1/20/00 to
12/8/03, cost $955,585,
$355,888, $1,311,473)
(RES)(NON)                                         1,292,251        245,528      503,131       95,595    1,795,382        341,123
Washington Group
International, Inc.
(NON)                                                  6,378        213,153        2,398       80,141        8,776        293,294

Total Common stocks
(cost $18,814,084,
$7,439,677, $26,253,761)                                         $6,716,299                $2,667,746                  $9,384,045


Preferred stocks  (a)                                                0.5%                      0.5%                       0.5%
                                                    Number of       Value       Number of     Value       Number of      Value
                                                      shares                      shares                    shares
Avecia Group PLC
$4.00 pfd. (United
Kingdom)(PIK)                                         41,533       $539,929       16,152     $209,976       57,685       $749,905
Doane Pet Care Co.
$7.125 pfd.                                           15,119        634,998        5,858      246,036       20,977        881,034
Dobson Communications
Corp. 13.00% pfd. (PIK)                                   38         24,738           14        9,114           52         33,852
First Republic
Capital Corp. 144A
10.50% pfd.                                              540        558,900          210      217,350          750        776,250
iStar Financial,
Inc. $1.95 cum. pfd.                                  17,777        444,425        6,895      172,375       24,672        616,800
Paxson Communications
Corp. 13.25% cum. pfd.
(PIK) (S)                                                132      1,151,700           50      436,250          182      1,587,950
Rural Cellular Corp.
Ser. B, 11.375% cum. pfd.                                277        232,680          106       89,040          383        321,720
Rural Cellular Corp.
12.25% pfd. (PIK)                                      1,901      1,197,630          738      464,940        2,639      1,662,570


Total Preferred
stocks  (cost $5,399,667,
$2,089,902, $7,489,569)                                          $4,785,000                $1,845,081                  $6,630,081


Brady bonds (a)                                                       0.4%                     0.4%                        0.4%
                                                   Principal         Value      Principal     Value       Principal       Value
                                                     amount                      amount                    amount
Brazil (Federal Republic
of) FRB 2 1/8s, 2012                              $1,181,181     $1,026,210     $367,060     $318,902   $1,548,241     $1,345,112
Brazil (Federal Republic
of) govt. guaranty FRB
Ser. RG, 2 1/8s, 2012                              1,515,300      1,316,492      588,238      511,061    2,103,538      1,827,553
Peru (Republic of) coll.
FLIRB Ser. 20YR, 4 1/2s, 2017                        985,000        815,088      375,000      310,313    1,360,000      1,125,401
Peru (Republic of) FRB
Ser. PDI, 5s, 2017                                   882,700        767,949      336,700      292,929    1,219,400      1,060,878

Total Brady bonds
(cost $3,273,044,
$1,186,663, $4,459,707)                                          $3,925,739                $1,433,205                  $5,358,944


Convertible preferred stocks (a)                                     0.2%                       0.2%                       0.2%
                                                    Number of       Value        Number of     Value      Number of       Value
                                                      shares                       shares                   shares
Crown Castle
International
Corp. $3.125 cv.
pfd.                                                  12,672       $574,992        4,915     $223,018       17,587       $798,010
Omnicare, Inc.
$2.00 cv. pfd.                                         7,495        359,760        2,910      139,680       10,405        499,440
Paxson Communications
Corp. 144A 9.75% cv.
pfd. (PIK)                                                89        631,900           35      248,500          124        880,400
Williams Cos., Inc.
(The) 144A $2.75 cv.
pfd.                                                   9,530        681,395        3,690      263,835       13,220        945,230

Total Convertible
preferred stocks
(cost $2,107,187, $750,917,
$2,858,104)                                                      $2,248,047                  $875,033                  $3,123,080


Convertible bonds and
notes (a)                                                             0.1%                     0.1%                       0.1%
                                                   Principal         Value      Principal     Value       Principal       Value
                                                     amount                      amount                    amount
AES Corp. (The) cv.
sub. notes 4 1/2s, 2005                             $155,000       $153,450      $60,000      $59,400     $215,000       $212,850
Amkor Technologies,
Inc. cv. notes 5 3/4s,
2006                                                 725,000        664,281      280,000      256,550    1,005,000        920,831
Cybernet Internet
Services International,
Inc. 144A cv. sr. disc.
notes stepped-coupon
zero % (13s, 8/15/04)
2009
(Denmark) (In default)
(NON)(STP)                                         3,080,000             31    1,210,000           12    4,290,000             43
WCI Communities, Inc.
cv. sr. sub. notes 4s,
2023                                                 380,000        408,975      145,000      156,056      525,000        565,031

Total Convertible
bonds and notes
(cost $3,803,181,
$1,493,551, $5,296,732)                                          $1,226,737                  $472,018                  $1,698,755


Units  (a)                                                            %                         %                           %
                                                    Number of       Value       Number of     Value       Number of      Value
                                                      units                       units                    units
Morrison Knudsen
Corp.,  2032                                       1,250,000        $65,625      470,000      $24,675    1,720,000        $90,300
XCL Equity Units                                         951        422,079          376      167,075        1,327        589,154

Total Units
(cost $2,515,898,
$1,198,601,
$3,714,499)                                                        $487,704                  $191,750                    $679,454


Warrants  (a) (NON)                                                    %                         %                           %
                                                     Number of       Value       Number of     Value       Number of      Value
                                                      warrants                    warrants                  warrants

AboveNet, Inc. 9/8/08                                  1,001         $5,005          391       $1,955        1,392         $6,960
AboveNet, Inc. 9/10/10                                 1,178          1,178          460          460        1,638          1,638
Dayton Superior
Corp. 144A 6/15/09                                     1,420              1          560            1        1,980              2
Doe Run Resources
Corp. 144A 12/31/12                                        4              1            2            1            6              2
Huntsman Co., LLC
144A 5/15/11                                           1,654        314,260          641      121,790        2,295        436,050
MDP Acquisitions
PLC 144A (Ireland) 10/1/13                               694         19,259          266        7,382          960         26,641
Mikohn Gaming Corp.
144A 8/15/08                                             550            165          210           63          760            228
ONO Finance PLC
144A (United Kingdom) 2/15/11                            560              6          220            2          780              8
Pliant Corp. 144A 6/1/10                                 570              6          230            2          800              8
Solutia, Inc. 144A 7/15/09                               682              7          261            3          943             10
Travel Centers of
America, Inc. 144A 5/1/09                                690          3,450          570        2,850        1,260          6,300
Ubiquitel, Inc.
144A 4/15/10                                           2,310              1          900            1        3,210              2
Washington Group
International, Inc. Ser. A 1/25/06                     3,937         28,543        1,479       10,723        5,416         39,266
Washington Group
International, Inc. Ser. B 1/25/06                     4,500         25,650        1,691        9,639        6,191         35,289
Washington Group
International, Inc. Ser. C 1/25/06                     2,432         11,430          914        4,296        3,346         15,726
XM Satellite Radio
Holdings, Inc. 144A 3/15/10                              800         42,800          320       17,120        1,120         59,920

Total Warrants
(cost $1,029,372,
$394,274, $1,423,646)                                              $451,762                  $176,288                    $628,050


U.S. Government and Agency
Mortgage Obligations (a)                                             12.4%                    10.9%                       12.0%
                                                   Principal         Value      Principal     Value       Principal       Value
                                                     amount                      amount                    amount
Federal Home Loan
Mortgage Corporation
7 1/2s, March 1, 2026                                $19,116        $20,637          $--          $--      $19,116        $20,637
Federal Home Loan
Mortgage Corporation
7 1/2s, May 1, 2027                                       --             --       20,515       22,146       20,515         22,146
Federal National
Mortgage Association
Pass-Through Certificates
8s, July 1, 2024                                          --             --        5,867        6,347        5,867          6,347
7 1/2s, with due dates
from January 1, 2030 to
1-Aug-30                                                  --             --       85,337       91,643       85,337         91,643
7 1/2s, with due dates
from October 1, 2022 to
1-Jan-30                                             149,784        160,989           --           --      149,784        160,989
6 1/2s, with due dates
from June 1, 2028 to
1-May-33                                                  --             --    7,373,569    7,723,646    7,373,569      7,723,646
6 1/2s, with due dates
from April 1, 2024 to
1-Nov-33                                          18,995,667     19,873,362           --           --   18,995,667     19,873,362
6 1/2s, TBA,
15-Aug-34                                         47,100,000     49,149,585   18,000,000   18,783,281   65,100,000     67,932,866
5s, June 1, 2019                                     212,176        214,049           --           --      212,176        214,049
5s, June 1, 2019                                          --             --      463,819      467,914      463,819        467,914
5s, TBA, August 15,
2019                                              49,000,000     49,340,702   12,400,000   12,486,218   61,400,000     61,826,920
4 1/2s, with due dates
from August 1, 2033
to June 1, 2034                                    5,047,024      4,771,655    2,045,169    1,933,570    7,092,193      6,705,225

Total U.S. Government
and Agency Mortgage
Obligations
(cost $123,173,947,
$41,369,991,
$164,543,938)                                                  $123,530,979               $41,514,765                $165,045,744


U.S. Treasury Obligations  (a)                                      13.8%                    13.6%                       13.8%
                                                  Principal         Value      Principal     Value       Principal       Value
                                                    amount                      amount                    amount
U.S. Treasury Bonds
7 1/2s, November 15, 2016                        $21,600,000    $26,929,126   $5,440,000   $6,782,150  $27,040,000    $33,711,276
6 1/4s, May 15, 2030                              33,514,000     38,048,863   12,789,000   14,519,512   46,303,000     52,568,375
6 1/4s, August 15, 2023                           12,260,000     13,752,272    5,965,000    6,691,053   18,225,000     20,443,325
4 1/4s, August 15, 2013                           22,594,000     22,293,925    7,289,000    7,192,193   29,883,000     29,486,118
4s, November 15, 2012                                     --             --        3,000        2,936        3,000          2,936
U.S. Treasury Notes
3 1/4s, August 15, 2008                           23,410,000     23,238,082    8,046,000    7,986,912   31,456,000     31,224,994
1 1/8s, June 30, 2005                              6,273,000      6,223,012    6,087,000    6,038,494   12,360,000     12,261,506
U.S. Treasury Strip
zero %, November 15, 2024                         20,460,000      6,686,146    7,990,000    2,611,061   28,450,000      9,297,207

Total U.S. Treasury
Obligations
(cost $137,236,894,
$51,768,263, $189,005,157)                                     $137,171,426               $51,824,311                $188,995,737


Short-term
investments (a)                                                     17.6%                    16.6%                       17.3%
                                                  Principal         Value      Principal     Value       Principal       Value
                                                    amount                      amount                    amount
Putnam Prime Money
Market Fund (e)                                  171,516,532   $171,516,532  $62,277,762  $62,277,762 $233,794,294   $233,794,294
Short-term investments
held as collateral
for loaned securities
with yields ranging
from 1.28% to 1.52%
and due dates ranging
from August 2, 2004 to
23-Aug-04                                          1,317,039      1,316,566           --           --    1,317,039      1,316,566
U.S. Treasury Bill
zero %, August 5,
2004 (SEG)                                         1,900,000      1,899,766      700,000      699,914    2,600,000      2,599,680

Total
Short-term
investments
(cost $174,732,864,
$62,977,676,
$267,710,540)                                                  $174,732,864               $62,977,676                $237,710,540

Total
Investments
(cost $1,131,406,928,
$424,509,780,
$1,555,916,708)                                              $1,120,578,809              $420,836,459              $1,541,415,268


Because the Funds are actively managed, their portfolio holdings as of July 31, 2004 are unlikely to reflect what their portfolio holdings will be as of the date the merger is completed. Accordingly, no adjustments have been made to indicate holdings that would be sold in anticipation of the merger to accommodate the investment strategies of Putnam Premier Income Trust.

  (a) Percentages indicated are based on net assets as follows:

Putnam Premier Income Trust:                   $  992,675,806
Putnam Master Income Trust:                    $  380,022,510
Proforma Combined:                             $1,372,376,422

(DEF) Security is in default of principal and interest.

(NON) Non-income-producing security.

  (S) Securities on loan, in part or in entirety, at July 31, 2004 for Putnam Premier Income Trust.

(STP) The interest rate and date shown parenthetically represent the new interest rate to be paid and the date the fund will begin accruing interest income at this rate.

(RES) Restricted, excluding 144A securities, as to public resale. The total market value of restricted securities held at July 31, 2004 was as follows:

      Putnam Premier Income Trust: $20,966,002 or 2.1% of net assets Putnam Master Income Trust: $8,394,950 or 2.1% of net assets

(PIK) Income may be received in cash or additional securities at the discretion of the issuer.

(SEG) This security was pledged and segregated with the custodian to cover margin requirements for futures contracts at July 31, 2004.

  (R) Real Estate Investment Trust.

  (e) The fund invests in the Putnam Prime Money Market Fund, an open-end management investment company managed by Putnam Management. Management fees paid by the fund are reduced by an amount equal to the management fees paid by Putnam Prime Money Market Fund with respect to assets invested by the fund in Putnam Prime Money Market Fund. Income distributions earned by Putnam Premier Income Trust and Putnam Master Income Trust totaled $304,266 and $68,777, respectively, for the period ended July 31, 2004.

      144A after the name of a security represents those exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

      TBA after the name of a security represents to be announced securities (Note 1).

      FLIRB represents Front Loaded Interest Reduction Bond.

      The rates shown on Floating Rate Bonds (FRB) and Floating Rate Notes (FRN) are the current interest rates at July 31, 2004.


Putnam Premier Income Trust
---------------------------
Forward currency contracts to buy at July 31, 2004 (unaudited) (aggregate face value $55,156,865)
                                                           Unrealized
                                  Aggregate  Delivery    appreciation/
                         Value   face value      date   (depreciation)
---------------------------------------------------------------------
Australian Dollar  $10,703,542  $10,767,426   9/15/04       $ (63,884)
British Pound        4,934,461    4,954,404   9/15/04         (19,943)
Danish Krone         1,625,806    1,649,315   9/15/04         (23,509)
Euro                 6,999,341    7,134,813   9/15/04        (135,472)
Japanese Yen        29,023,373   28,898,333   9/15/04         125,040
Norwegian Krone        467,789      490,647   9/15/04         (22,858)
Polish Zloty           634,031      604,876   9/15/04          29,155
Swiss Franc            642,067      657,051   9/15/04         (14,984)
---------------------------------------------------------------------
                                                            $(126,455)

Forward currency contracts to sell at July 31, 2004 (unaudited)
(aggregate face value $104,172,131)

                                                           Unrealized
                                  Aggregate  Delivery    appreciation/
                         Value   face value      date   (depreciation)
---------------------------------------------------------------------
Australian Dollar  $ 5,414,359  $ 5,515,410   9/15/04       $ 101,051
British Pound       24,315,776   24,400,083   9/15/04          84,307
Canadian Dollar      1,320,801    1,288,907   9/15/04         (31,894)
Euro                49,069,847   49,332,699   9/15/04         262,852
Japanese Yen         1,212,436    1,245,830   9/15/04          33,394
New Zealand Dollar   9,972,087    9,783,991   9/15/04        (188,096)
Swedish Kronor      12,238,784   12,605,211   9/15/04         366,427
---------------------------------------------------------------------
                                                            $ 628,041


Futures contracts outstanding at July 31, 2004 (unaudited)

                                                                         Unrealized
                                                Aggregate  Expiration  appreciation/
                                       Value   face value        date (depreciation)
-----------------------------------------------------------------------------------
Euro-Bobl 5 yr (Long)            $18,705,230  $18,532,054      Sep-04   $   173,176
Euro-Bund 10 yr (Long)            19,944,103   19,757,008      Sep-04       187,095
Interest
Rate Swap 10 yr (Long)             2,474,656    2,393,312      Sep-04        81,344
Japenese Government Bond
10 yr-TSE (Long)                   7,259,758    7,260,419      Sep-04          (661)
Japenese Government Bond
10 yr (Long)                       8,951,709    8,971,230      Sep-04       (19,521)
U.K. Gilt (Long)                  29,660,669   29,586,470      Sep-04        74,199
U.S. Treasury Bond (Long)         19,046,500   18,376,437      Sep-04       670,063
U.S. Treasury Note 10 yr (Long)   35,651,438   34,738,384      Sep-04       913,054
U.S. Treasury Note 10 yr (Short)  25,908,188   25,760,108      Sep-04      (148,080)
U.S. Treasury Note 5 yr (Short)   94,717,500    3,321,258      Sep-04    (1,396,242)
-----------------------------------------------------------------------------------
                                                                        $   534,427




Interest rate swap contracts outstanding at July 31, 2004 (unaudited)

                                                                                    Unrealized
                                                     Notional       Termination   appreciation
                                                       Amount              date  (depreciation)
----------------------------------------------------------------------------------------------
Agreement with Bank of America, N.A.
dated March 25, 2004 to pay
semi-annually the notional amount
multiplied by 3.075% and receive
quarterly the notional amount multiplied
by the three month USD-LIBOR.                     $23,700,000           3/30/09       $800,053

Agreement with Bank of America, N.A.
dated January 22, 2004 to pay
semi-annually the notional amount
multiplied by 1.97375% and receive
quarterly the notional amount multiplied
by the three month USD-LIBOR.                      17,400,000           1/26/06        194,054

Agreement with Bank of America, N.A.
dated December 2,  2003 to pay
semi-annually the notional amount
multiplied by 2.444% and receive
quarterly the notional amount multiplied
by the three month USD LIBOR.                       8,912,000           12/4/05          5,964

Agreement with Bank of America, N.A.
dated January 22, 2004 to pay
semi-annually the notional amount
multiplied by 4.35% and receive
quarterly the notional amount multiplied
by the three month USD-LIBOR.                       5,500,000           1/27/14        232,389

Agreement with Credit Suisse First
Boston International dated July 7, 2004
to pay semi-annually the notional amount
multiplied by 4.945% and receive
quarterly the notional amount multiplied
by the three month USD LIBOR.                       8,099,800            7/9/14        (15,354)

Agreement with Credit Suisse First
Boston International dated July 7, 2004
to receive semi-annually the notional
amount multiplied by 2.931% and pay
quarterly the notional amount multiplied
by the three month USD LIBOR.                       7,174,500            7/9/06         (6,988)

Agreement with Lehman Brothers Special
Financing, Inc. dated January 22, 2004
to pay semi-annually the notional amount
multiplied by 1.955% and receive
quarterly the notional amount multiplied
by the three month USD-LIBOR-BBA.                  17,400,000           1/26/06        198,449

Agreement with Lehman Brothers Special
Financing, Inc. dated December 9, 2003
to receive semi-annually the notional
amount multiplied by 4.641% and pay
quarterly the notional amount multiplied
by three month USD-LIBOR-BBA.                      12,964,000          12/15/13       (195,451)

Agreement with Lehman Brothers Special
Financing, Inc. dated January 22, 2004
to pay semi-annually the notional amount
multiplied by 4.3375% and receive
quarterly the notional amount multiplied
by the three month USD-LIBOR-BBA.                   5,500,000           1/26/14        240,208

Agreement with Merrill Lynch Capital
Services, Inc. dated September 27, 2002
to receive semi-annually the notional
amount multiplied by the six month
JPY-LIBOR-BBA and pay semi-annually the
notional amount multiplied by 0.399%.      JPY  3,417,000,000           10/1/07        129,707

Agreement with Merrill Lynch Capital
Services, Inc. dated November 17, 2000
to pay semi-annually the notional
amount multiplied by the three month
USD-LIBOR-BBA and receive  the notional
amount multiplied by 6.68%.                         9,000,000          11/21/05        556,735

Agreement with UBS, AG dated April 23,
2004 to receive annually the notional
amount multiplied by 3.49% and pay
quarterly the notional amount multiplied
by the three month SEK-STIBOR-SIDE.        SEK    555,000,000           4/27/06         79,576
----------------------------------------------------------------------------------------------
                                                                                    $2,219,342



Putnam Master Income Trust

Forward currency contracts to buy at July 31, 2004 (unaudited)
(aggregate face value $24,562,436)

                                                            Unrealized
                                  Aggregate  Delivery    appreciation/
                         Value   face value      date   (depreciation)
---------------------------------------------------------------------
Australian Dollar  $ 4,062,396  $ 4,087,007    Sep-04        $(24,612)
British Pound        4,919,250    4,932,060    Sep-04         (12,810)
Danish Krone           629,301      638,401    Sep-04          (9,100)
Euro                 3,162,686    3,211,678    Sep-04         (48,992)
Japanese Yen        11,066,285   11,018,505    Sep-04          47,780
Norwegian Krone        178,642      187,371    Sep-04          (8,729)
Polish Zloty           242,138      231,004    Sep-04          11,134
Swedish Krona          250,563      256,410    Sep-04          (5,847)
---------------------------------------------------------------------
                                                             $(51,176)

Forward currency contracts to sell at July 31, 2004 (unaudited)
(aggregate face value $43,802,498)

                                                           Unrealized
                                  Aggregate  Delivery    appreciation/
                         Value   face value      date   (depreciation)
---------------------------------------------------------------------
Australian Dollars $ 2,071,304   $2,109,971    Sep-04        $ 38,667
British Pound       13,320,456   13,354,801    Sep-04          34,345
Canadian Dollars       447,825      437,011    Sep-04         (10,814)
Euro                18,573,055   18,679,191    Sep-04         106,136
Japanese Yen           463,817      476,591    Sep-04          12,774
New Zealand Dollars  3,902,994    3,829,375    Sep-04         (73,619)
Swedish Krona        4,772,665    4,915,558    Sep-04        $142,893
---------------------------------------------------------------------
                                                             $250,382


Futures contracts outstanding at July 31, 2004 (unaudited)

                                                                         Unrealized
                                                Aggregate  Expiration  appreciation/
                                       Value   face value        date (depreciation)
-----------------------------------------------------------------------------------
Euro-Bobl 5 yr (Long)            $ 7,214,874  $ 7,199,924      Sep-04     $  14,950
Euro-Bund 10 yr (Long)             7,702,550    7,672,888      Sep-04        29,662
Interest Rate Swap 10 yr (Long)      860,750      832,456      Sep-04        28,294
Japenese Government Bond
10 yr (Long)                       3,871,009    3,880,197      Sep-04        (9,188)
Japenese Government Bond
10 yr-TSE (Long)                   2,419,919    2,424,226      Sep-04        (4,307)
U.K. Gilt (Long)                  10,015,291   10,012,116      Sep-04         3,175
U.S. Treasury Bond (Long)          7,467,094    7,204,400      Sep-04       262,694
U.S. Treasury Note 10 yr (Long)    9,964,688    9,937,285      Sep-04        27,403
U.S. Treasury Note 5 yr (Short)   37,449,000   36,898,242      Sep-04      (550,758)
-----------------------------------------------------------------------------------
                                                                          $(198,075)




Interest rate swap contracts outstanding at July 31, 2004 (unaudited)
                                                                                    Unrealized
                                                     Notional       Termination   appreciation
                                                       Amount              date  (depreciation)
----------------------------------------------------------------------------------------------
Agreement with Bank of America, N.A.
dated March 25, 2004 to pay
semi-annually the notional amount
multiplied by 3.075% and receive
quarterly the notional amount multiplied
by the three month USD-LIBOR.                      $9,000,000           3/30/09       $303,818

Agreement with Bank of America, N.A.
dated January 22, 2004 to pay
semi-annually the notional amount
multiplied by 1.97375% and receive
quarterly the notional amount multiplied
by the three month USD-LIBOR.                       4,500,000           1/26/06         50,186

Agreement with Bank of America, N.A.
dated December 2,  2003 to pay
semi-annually the notional amount
multiplied by 2.44% and receive
quarterly the notional amount multiplied
by the three month USD LIBOR.                       3,496,000           12/4/05          2,339

Agreement with Bank of America, N.A.
dated January 22, 2004 to pay
semi-annually the notional amount
multiplied by 4.35% and receive
quarterly the notional amount multiplied
by the three month USD-LIBOR.                       1,400,000           1/27/14         59,154

Agreement with Credit Suisse First
Boston International dated July 7, 2004
to pay semi-annually the notional amount
multiptied by 4.945% and receive
quarterly the notional amount multiplied
by the three month USD LIBOR.                       3,157,800            7/9/14         (6,353)

Agreement with Credit Suisse First
Boston International dated July 7, 2004
to receive semi-annually the notional
amount multiptied by 2.931% and pay
quarterly the notional amount multiplied
by the three month USD LIBOR.                       2,798,800            7/9/06         (2,726)

Agreement with Lehman Brothers Special
Financing, Inc. dated December 9, 2003
to receive semi-annually the notional
amount multiplied by 4.641% and pay
quarterly the notional amount multiplied
by three month USD-LIBOR-BBA.                       5,068,000          12/15/13        (76,407)

Agreement with Lehman Brothers Special
Financing, Inc. dated January 22, 2004
to pay semi-annually the notional amount
multiplied by 1.955% and receive
quarterly the notional amount multiplied
by the three month USD-LIBOR-BBA.                   4,500,000           1/26/06         51,323

Agreement with Lehman Brothers Special
Financing, Inc. dated January 22, 2004
to pay semi-annually the notional amount
multiplied by 4.3375% and receive
quarterly the notional amount multiplied
by the three month USD-LIBOR-BBA.                   1,400,000           1/26/14         61,144

Agreement with Merrill Lynch Capital
Services, Inc. dated September 27, 2002
to receive semi-annually the notional
amount multiplied by the six month
JPY-LIBOR-BBA and pay semi-annually the
notional amount multiplied by 0.399%.     JPY      10,846,411           10/1/07         50,854

Agreement with Merrill Lynch Capital
Services, Inc. dated November 17, 2000
to pay semi-annually the notional
amount multiplied by the three month
USD-LIBOR-BBA and receive  the notional
amount multiplied by 6.68%.                         3,500,000          11/21/05        216,508

Agreement with UBS, AG dated April 23,
2004 to receive annually the notional
amount multiplied by 3.49% and pay
quarterly the notional amount multiplied
by the three month SEK-STIBOR-SIDE.       SEK      27,450,473           4/27/06         30,396
----------------------------------------------------------------------------------------------
                                                                                      $740,236



Putnam Premier Income Trust
Notes to Proforma Combining Statements
(Unaudited)
July 31, 2004

Use of Estimates

The preparation of these statements is in conformity with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Security Valuation

Investments for which market quotations are readily available are valued at the last reported sales price on their principal exchange, or official closing price for certain markets. If no sales are reported--as in the case of some securities traded over-the-counter--a security is valued at its last reported bid price. Market quotations are not considered to be readily available for certain debt obligations; such investments are valued at fair value on the basis of valuations furnished by an independent pricing service or dealers, approved by the Trustees. Such services or dealers determine valuations for normal institutional-size trading units of such securities using methods based on market transactions for comparable securities and various relationships, generally recognized by institutional traders, between securities. Many securities markets and exchanges outside the U.S. close prior to the close of the New York Stock Exchange and therefore the closing prices for securities in such markets or on such exchanges may not fully reflect events that occur after such close but before the close of the New York Stock Exchange. Accordingly, on certain days, each fund will fair value foreign securities taking into account multiple factors, including movements in the U.S. securities markets. The number of days on which fair value prices will be used will depend on market activity and it is possible that fair value prices will be used by the fund to a significant extent. Securities quoted in foreign currencies are translated into U.S. dollars at the current exchange rate. Short-term investments having remaining maturities of 60 days or less are valued at amortized cost, which approximates fair value. Other investments, including restricted securities, are valued at fair value following procedures approved by the Trustees. Such valuations and procedures are reviewed periodically by the Trustees.

Federal Taxes

It is the policy of each fund to distribute all of its taxable income within the prescribed time and otherwise comply with the provisions of the Internal Revenue Code of 1986 (the "Code") applicable to regulated investment companies

Proforma Adjustments

(A) Elimination and reduction of duplicative expenses as a result of the merger.

(B) $283,243 relates to estimated proxy costs, which will be borne by Putnam Premier Income Trust and Putnam Master Income Trust. $48,149 relates to SEC registration fees that will be borne by Putnam Premier Income Trust. The remaining $96,500 consists of $75,000 of estimated legal costs and $21,500 of estimated accounting costs. These are related merger costs which will be allocated ratably between the two funds prior to consummation of the merger. As set forth in the Agreement, Putnam Mangement will bear merger-related costs to the extent that they exceed certain limits specified for each fund. As of July 31, 2004, the costs that Putnam Management is expected to bear based on this Agreement are estimated to be $105,998.

(C) Issuance of common shares of Putnam Premier Income Trust to the holders of common shares of Putnam Master Income Trust.

SECURITIES RATINGS

The ratings of securities in which each fund may invest will be measured at the time of purchase and, to the extent a security is assigned a different rating by one or more of the various rating agencies, Putnam Management will use the highest rating assigned by any agency. Putnam Management will not necessarily sell an investment if its rating is reduced. The following rating services describe rated securities as follows:

Moody's Investors Service, Inc.

Bonds

Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa -- Bonds which are rated Baa are considered as medium grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba -- Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future.
Uncertainty of position characterizes bonds in this class.

B -- Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa -- Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca -- Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C -- Bonds which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Notes

MIG 1/VMIG 1 -- This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.
MIG 2/VMIG 2 -- This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

Commercial Paper

Issuers rated Prime-1 (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by the following characteristics:

-- Leading market positions in well established industries.

-- High rates of return on funds employed.

-- Conservative capitalization structure with moderate reliance on debt and ample asset protection.

-- Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

-- Well established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated Prime-2 (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Standard & Poor's

Bonds

AAA -- An obligation rated AAA has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA -- An obligation rated AA differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A -- An obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB -- An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated BB, B, CCC, CC and C are regarded as having significant speculative characteristics. BB indicates the lowest degree of speculation and C the highest. While such obligations will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major exposures to adverse conditions.

BB -- An obligation rated BB is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B -- An obligation rated B is more vulnerable to nonpayment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligations. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC -- An obligation rated CCC is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC -- An obligation rated CC is currently highly vulnerable to nonpayment.

C -- The C rating may be used to cover a situation where a bankruptcy petition has been filed, or similar action has been taken, but payments on this obligation are being continued.

D -- An obligation rated D is in payment default. The D rating category is used when interest payments or principal payments are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The D rating also will be used upon the filing of a bankruptcy petition, or the taking of a similar action if payments on an obligation are jeopardized.

Notes

SP-1 -- Strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics are given a plus (+) designation.

SP-2 -- Satisfactory capacity to pay principal and interest.

SP-3 -- Speculative capacity to pay principal and interest.

Commercial Paper

A-1 -- This highest category indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2 -- Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated `A-1'.

A-3 -- Issues carrying this designation have adequate capacity for timely payment. They are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

Duff & Phelps Corporation

Long-Term Debt

AAA -- Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

AA+, AA, AA- -- High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

A+, A, A- -- Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

BBB+, BBB, BBB- -- Below-average protection factors but still considered sufficient for prudent investment. Considerable variability in risk during economic cycles.

BB+, BB, BB- -- Below investment grade but deemed likely to meet obligations when due. Present or prospective financial protection factors fluctuate according to industry conditions or company fortunes. Overall quality may move up or down frequently within this category.

B+, B, B- -- Below investment grade and possessing risk that obligations will not be met when due. Financial protection factors will fluctuate widely according to economic cycles, industry conditions and/or company fortunes. Potential exists for frequent changes in the rating within this category or into a higher or lower rating grade.

CCC -- Well below investment-grade securities. Considerable uncertainty exists as to timely payment of principal, interest or preferred dividends. Protection factors are narrow and risk can be substantial with unfavorable economic/industry conditions, and/or with unfavorable company developments.

DD -- Defaulted debt obligations. Issuer failed to meet scheduled principal and/or interest payments.

Fitch Investors Service, Inc.

AAA -- Bonds considered to be investment grade and of the highest credit quality. The obligor has an exceptionally strong ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA -- Bonds considered to be investment grade and of very high credit quality. The obligor's ability to pay interest and repay principal is very strong, although not quite as strong as bonds rated AAA.

A -- Bonds considered to be investment grade and of high credit quality. The obligor's ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB -- Bonds considered to be investment grade and of satisfactory credit quality. The obligor's ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however, are more likely to have adverse impact on these bonds, and therefore impair timely payment. The likelihood that the ratings of these bonds will fall below investment grade is higher than for bonds with higher ratings.

BB -- Bonds considered to be speculative. The obligor's ability to pay interest and repay principal may be affected over time by adverse economic changes. However, business and financial alternatives can be identified which could assist the obligor in satisfying its debt service requirements.

B -- Bonds are considered highly speculative. Bonds in this class are lightly protected as to the obligor's ability to pay interest over the life of the issue and repay principal when due.

CCC -- Bonds have certain characteristics which, with passing of time, could lead to the possibility of default on either principal or interest payments.

CC -- Bonds are minimally protected. Default in payment of interest and/or principal seems probable.

C -- Bonds are in actual or imminent default in payment of interest or principal.

DDD -- Bonds are in default and in arrears in interest and/or principal payments. Such bonds are extremely speculative and should be valued only on the basis of their value in liquidation or reorganization of the obligor.

APPENDIX A

Proxy voting guidelines of the Putnam funds

The proxy voting guidelines below summarize the funds' positions on various issues of concern to investors, and give a general indication of how fund portfolio securities will be voted on proposals dealing with particular issues. The funds' proxy voting service is instructed to vote all proxies relating to fund portfolio securities in accordance with these guidelines, except as otherwise instructed by the Proxy Coordinator, a member of the Office of the Trustees who is appointed to assist in the coordination and voting of the funds' proxies.

The proxy voting guidelines are just that - guidelines. The guidelines are not exhaustive and do not include all potential voting issues. Because proxy issues and the circumstances of individual companies are so varied, there may be instances when the funds may not vote in strict adherence to these guidelines. For example, the proxy voting service is expected to bring to the Proxy Coordinator's attention proxy questions that are company-specific and of a non-routine nature and that, even if covered by the guidelines, may be more appropriately handled on a case-by-case basis.

Similarly, Putnam Management's investment professionals, as part of their ongoing review and analysis of all fund portfolio holdings, are responsible for monitoring significant corporate developments, including proxy proposals submitted to shareholders, and notifying the Proxy Coordinator of circumstances where the interests of fund shareholders may warrant a vote contrary to these guidelines. In such instances, the investment professionals will submit a written recommendation to the Proxy Coordinator and the person or persons designated by Putnam Management's Legal and Compliance Department to assist in processing referral items pursuant to the funds' "Proxy Voting Procedures." The Proxy Coordinator, in consultation with the funds' Senior Vice President, Executive Vice President, and/or the Chair of the Board Policy and Nominating Committee, as appropriate, will determine how the funds' proxies will be voted. When indicated, the Chair of the Board Policy and Nominating Committee may consult with other members of the Committee or the full Board of Trustees.

The following guidelines are grouped according to the types of proposals generally presented to shareholders. Part I deals with proposals that have been put forth by management and approved and recommended by a company's board of directors. Part II deals with proposals submitted by shareholders for inclusion in proxy statements. Part III addresses unique considerations pertaining to non-U.S. issuers.

The Putnam funds will disclose their proxy votes in accordance with the timetable established by SEC rules (i.e., not later than August 31 of each year for the most recent 12-month period ended June 30).

I.  BOARD-APPROVED PROPOSALS

The vast majority of matters presented to shareholders for a vote involve proposals made by a company itself (sometimes referred to as "management proposals"), which have been approved and recommended by its board of directors. In view of the enhanced corporate governance practices currently being implemented in public companies and of the funds' intent to hold corporate boards accountable for their actions in promoting shareholder interests, the funds' proxies generally will be voted for the decisions reached by majority independent boards of directors, except as otherwise indicated in these guidelines. Accordingly, the funds' proxies will be voted for board-approved proposals, except as follows:

Matters relating to the Board of Directors

Uncontested Election of Directors

The funds' proxies will be voted for the election of a company's nominees for the board of directors, except as follows:

-- The funds will withhold votes for the entire board of directors if

* the board does not have a majority of independent directors,

* the board has not established independent nominating, audit, and compensation committees, or

* the board has more than 19 members or fewer than five members, absent special circumstances.

-- The funds will withhold votes for any nominee for director who:

* is considered an independent director by the company and who has received compensation from the company other than for service as a director (e.g., investment banking, consulting, legal, or financial advisory fees),

* attends less than 75% of board and committee meetings without valid reasons for the absences (e.g., illness, personal emergency, etc.), or

* as a director of a public company (Company A), is employed as a senior executive of another public company (Company B) if a director of Company B serves as a senior executive of Company A (commonly referred to as an "interlocking directorate").

Commentary:

Board independence: Unless otherwise indicated, for the purposes of determining whether a board has a majority of independent directors and independent nominating, audit, and compensation committees, an "independent director" is a director who (1) meets all requirements to serve as an independent director of a company under the final NYSE Corporate Governance Rules (e.g., no material business relationships with the company and no present or recent employment relationship with the company (including employment of an immediate family member as an executive officer)), and (2) has not accepted directly or indirectly any consulting, advisory, or other compensatory fee from the company other than in his or her capacity as a member of the board of directors or any board committee. The funds' Trustees believe that the receipt of compensation for services other than service as a director raises significant independence issues.

Board size: The funds' Trustees believe that the size of the board of directors can have a direct impact on the ability of the board to govern effectively. Boards that have too many members can be unwieldy and ultimately inhibit their ability to oversee management performance. Boards that have too few members can stifle innovation and lead to excessive influence by management.

Time commitment: Being a director of a company requires a significant time commitment to adequately prepare for and attend the company's board and committee meetings. Directors must be able to commit the time and attention necessary to perform their fiduciary duties in proper fashion, particularly in times of crisis. The funds' Trustees are concerned about over-committed directors. In some cases, directors may serve on too many boards to make a meaningful contribution. This may be particularly true for senior executives of public companies (or other directors with substantially full-time employment) who serve on more than a few outside boards. The funds may withhold votes from such directors on a case-by-case basis where it appears that they may be unable to discharge their duties properly because of excessive commitments.

Interlocking directorships: The funds' Trustees believe that interlocking directorships are inconsistent with the degree of independence required for outside directors of public companies.

Corporate governance practices: Board independence depends not only on its members' individual relationships, but also on the board's overall attitude toward management. Independent boards are committed to good corporate governance practices and, by providing objective independent judgment, enhancing shareholder value. The funds may withhold votes on a case-by-case basis from some or all directors who, through their lack of independence, have failed to observe good corporate governance practices or, through specific corporate action, have demonstrated a disregard for the interest of shareholders.

Contested Elections of Directors

-- The funds will vote on a case-by-case basis in contested elections of directors.

Classified Boards

-- The funds will vote against proposals to classify a board, absent special circumstances indicating that shareholder interests would be better served by this structure.

Commentary: Under a typical classified board structure, the directors are divided into three classes, with each class serving a three-year term. The classified board structure results in directors serving staggered terms, with usually only a third of the directors up for re-election at any given annual meeting. The funds' Trustees generally believe that it is appropriate for directors to stand for election each year, but recognize that, in special circumstances, shareholder interests may be better served under a classified board structure.

Other Board-Related Proposals

The funds will generally vote for board-approved proposals that have been approved by a majority independent board, and on a case-by-case basis on board-approved proposals where the board fails to meet the guidelines' basic independence standards (i.e., majority of independent directors and independent nominating, audit, and compensation committees).

Executive Compensation

The funds generally favor compensation programs that relate executive compensation to a company's long-term performance. The funds will vote on a case-by-case basis on board-approved proposals relating to executive compensation, except as follows:

-- Except where the funds are otherwise withholding votes for the entire board of directors, the funds will vote for stock option plans that will result in an average annual dilution of 1.67% or less (based on a 10-year plan and including all equity-based plans).

-- The funds will vote against stock option plans that permit the replacing or repricing of underwater options (and against any proposal to authorize such replacement or repricing of underwater options).

-- The funds will vote against stock option plans that permit issuance of options with an exercise price below the stock's current market price.

-- Except where the funds are otherwise withholding votes for the entire board of directors, the funds will vote for an employee stock purchase plan that has the following features: (1) the shares purchased under the plan are acquired for no less than 85% of their market value; (2) the offering period under the plan is 27 months or less; and (3) dilution is 10% or less.

Commentary: Companies should have compensation programs that are reasonable and that align shareholder and management interests over the longer term. Further, disclosure of compensation programs should provide absolute transparency to shareholders regarding the sources and amounts of, and the factors influencing, executive compensation. Appropriately designed equity-based compensation plans can be an effective way to align the interests of long-term shareholders with the interests of management. The funds may vote against executive compensation proposals on a case-by-case basis where compensation is excessive by reasonable corporate standards, or where a company fails to provide transparent disclosure of executive compensation. In voting on a proposal relating to executive compensation, the funds will consider whether the proposal has been approved by an independent compensation committee of the board.

Capitalization

Many proxy proposals involve changes in a company's capitalization, including the authorization of additional stock, the issuance of stock, the repurchase of outstanding stock, or the approval of a stock split. The management of a company's capital structure involves a number of important issues, including cash flow, financing needs, and market conditions that are unique to the circumstances of the company. As a result, the funds will vote on a case-by-case basis on board-approved proposals involving changes to a company's capitalization, except that where the funds are not otherwise withholding votes from the entire board of directors:

-- The funds will vote for proposals relating to the authorization and issuance of additional common stock (except where such proposals relate to a specific transaction).

-- The funds will vote for proposals to effect stock splits (excluding reverse stock splits).

-- The funds will vote for proposals authorizing share repurchase programs.

Commentary: A company may decide to authorize additional shares of common stock for reasons relating to executive compensation or for routine business purposes. For the most part, these decisions are best left to the board of directors and senior management. The funds will vote on a case-by-case basis, however, on other proposals to change a company's capitalization, including the authorization of common stock with special voting rights, the authorization or issuance of common stock in connection with a specific transaction (e.g., an acquisition, merger or reorganization), or the authorization or issuance of preferred stock. Actions such as these involve a number of considerations that may affect a shareholder's investment and that warrant a case-by-case determination.

Acquisitions, Mergers, Reincorporations, Reorganizations and Other
Transactions

Shareholders may be confronted with a number of different types of transactions, including acquisitions, mergers, reorganizations involving business combinations, liquidations, and the sale of all or substantially all of a company's assets, which may require their consent. Voting on such proposals involves considerations unique to each transaction. As a result, the funds will vote on a case-by-case basis on board-approved proposals to effect these types of transactions, except as follows:

-- The funds will vote for mergers and reorganizations involving business combinations designed solely to reincorporate a company in Delaware.

Commentary: A company may reincorporate into another state through a merger or reorganization by setting up a "shell" company in a different state and then merging the company into the new company. While reincorporation into states with extensive and established corporate laws - notably Delaware - provides companies and shareholders with a more well-defined legal framework, shareholders must carefully consider the reasons for a reincorporation into another jurisdiction, including especially an offshore jurisdiction.

Anti-Takeover Measures

Some proxy proposals involve efforts by management to make it more difficult for an outside party to take control of the company without the approval of the company's board of directors. These include the adoption of a shareholder rights plan, requiring supermajority voting on particular issues, the adoption of fair price provisions, the issuance of blank check preferred stock, and the creation of a separate class of stock with disparate voting rights. Such proposals may adversely affect shareholder rights, lead to management entrenchment, or create conflicts of interest. As a result, the funds will vote against board-approved proposals to adopt such anti-takeover measures, except as follows:

-- The funds will vote on a case-by-case basis on proposals to ratify or approve shareholder rights plans (commonly referred to as "poison pills"); and

-- The funds will vote on a case-by-case basis on proposals to adopt fair price provisions.

Commentary: The funds' Trustees recognize that poison pills and fair price provisions may enhance shareholder value under certain circumstances. As a result, the funds will consider proposals to approve such matters on a case-by-case basis.

Other Business Matters

Many proxies involve approval of routine business matters, such as changing a company's name, ratifying the appointment of auditors, and procedural matters relating to the shareholder meeting. For the most part, these routine matters do not materially affect shareholder interests and are best left to the board of directors and senior management of the company. The funds will vote for board-approved proposals approving such matters, except as follows:

-- The funds will vote on a case-by-case basis on proposals to amend a company's charter or bylaws (except for charter amendments necessary or to effect stock splits to change a company's name or to authorize additional shares of common stock).

-- The funds will vote against authorization to transact other unidentified, substantive business at the meeting.

-- The funds will vote on a case-by-case basis on other business matters where the funds are otherwise withholding votes for the entire board of directors.

Commentary: Charter and bylaw amendments and the transaction of other unidentified, substantive business at a shareholder meeting may directly affect shareholder rights and have a significant impact on shareholder value. As a result, the funds do not view such items as routine business matters. Putnam Management's investment professionals and the funds' proxy voting service may also bring to the Proxy Coordinator's attention company-specific items that they believe to be non-routine and warranting special consideration. Under these circumstances, the funds will vote on a case-by-case basis.

II.  SHAREHOLDER PROPOSALS

SEC regulations permit shareholders to submit proposals for inclusion in a company's proxy statement. These proposals generally seek to change some aspect of the company's corporate governance structure or to change some aspect of its business operations. The funds generally will vote in accordance with the recommendation of the company's board of directors on all shareholder proposals, except as follows:

-- The funds will vote for shareholder proposals to declassify a board, absent special circumstances which would indicate that shareholder interests are better served by a classified board structure.

-- The funds will vote for shareholder proposals to require shareholder approval of shareholder rights plans.

-- The funds will vote for shareholder proposals that are consistent with the funds' proxy voting guidelines for board-approved proposals.

-- The funds will vote on a case-by-case basis on other shareholder proposals where the funds are otherwise withholding votes for the entire board of directors.

Commentary: In light of the substantial reforms in corporate governance that are currently underway, the funds' Trustees believe that effective corporate reforms should be promoted by holding boards of directors - and in particular their independent directors - accountable for their actions, rather than imposing additional legal restrictions on board governance through piecemeal proposals. Generally speaking, shareholder proposals relating to business operations are often motivated primarily by political or social concerns, rather than the interests of shareholders as investors in an economic enterprise. As stated above, the funds' Trustees believe that boards of directors and management are responsible for ensuring that their businesses are operating in accordance with high legal and ethical standards and should be held accountable for resulting corporate behavior. Accordingly, the funds will generally support the recommendations of boards that meet the basic independence and governance standards established in these guidelines. Where boards fail to meet these standards, the funds will generally evaluate shareholder proposals on a case-by-case basis.

III.  VOTING SHARES OF NON-U.S. ISSUERS

Many of the Putnam funds invest on a global basis, and, as a result, they may be required to vote shares held in non-U.S. issuers - i.e., issuers that are incorporated under the laws of foreign jurisdictions and that are not listed on a U.S. securities exchange or the NASDAQ stock market. Because non-U.S. issuers are incorporated under the laws of countries and jurisdictions outside the U.S., protection for shareholders may vary significantly from jurisdiction to jurisdiction. Laws governing non-U.S. issuers may, in some cases, provide substantially less protection for shareholders. As a result, the foregoing guidelines, which are premised on the existence of a sound corporate governance and disclosure framework, may not be appropriate under some circumstances for non-U.S. issuers.

In many non-U.S. markets, shareholders who vote proxies of a non-U.S. issuer are not able to trade in that company's stock on or around the shareholder meeting date. This practice is known as "share blocking." In countries where share blocking is practiced, the funds will vote proxies only with direction from Putnam Management's investment professionals.

In addition, some non-U.S. markets require that a company's shares be re-registered out of the name of the local custodian or nominee into the name of the shareholder for the meeting. This practice is known as "share re-registration." As a result, shareholders, including the funds, are not able to trade in that company's stock until the shares are re-registered back in the name of the local custodian or nominee. In countries where share re-registration is practiced, the funds will generally not vote proxies.

The funds will vote proxies of non-U.S. issuers in accordance with the foregoing guidelines where applicable, except as follows:

Uncontested Election of Directors

Japan

-- For companies that have established a U.S.-style corporate structure, the funds will withhold votes for the entire board of directors if

* the board does not have a majority of outside directors,

* the board has not established nominating and compensation committees composed of a majority of outside directors, or

* the board has not established an audit committee composed of a majority of independent directors.

-- The funds will withhold votes for the appointment of members of a company's board of statutory auditors if a majority of the members of the board of statutory auditors is not independent.

Commentary:
Board structure: Recent amendments to the Japanese Commercial Code give companies the option to adopt a U.S.-style corporate structure (i.e., a board of directors and audit, nominating, and compensation committees). The funds will vote for proposals to amend a company's articles of incorporation to adopt the U.S.-style corporate structure.
Definition of outside director and independent director: Corporate governance principles in Japan focus on the distinction between outside directors and independent directors. Under these principles, an outside director is a director who is not and has never been a director, executive, or employee of the company or its parent company, subsidiaries or affiliates. An outside director is "independent" if that person can make decisions completely independent from the managers of the company, its parent, subsidiaries, or affiliates and does not have a material relationship with the company (i.e., major client, trading partner, or other business relationship; familial relationship with current director or executive; etc.). The guidelines have incorporated these definitions in applying the board independence standards above.

Korea

-- The funds will withhold votes for the entire board of directors if

* the board does not have a majority of outside directors,

* the board has not established a nominating committee composed of at least a majority of outside directors, or

* the board has not established an audit committee composed of at least three members and in which at least two-thirds of its members are outside directors.

Commentary: For purposes of these guidelines, an "outside director" is a director that is independent from the management or controlling shareholders of the company, and holds no interests that might impair performing his or her duties impartially from the company, management or controlling shareholder. In determining whether a director is an outside director, the funds will also apply the standards included in
Article 415-2(2) of the Korean Commercial Code (i.e., no employment relationship with the company for a period of two years before serving on the committee, no director or employment relationship with the company's largest shareholder, etc.) and may consider other business relationships that would affect the independence of an outside director.


United Kingdom

-- The funds will withhold votes for the entire board of directors if

* the board does not have at least a majority of independent non-executive directors,

* the board has not established nomination committees composed of a majority of independent non-executive directors, or

* the board has not established compensation and audit committees composed of (1) at least three directors (in the case of smaller companies, two directors) and (2) solely of independent non-executive directors.

-- The funds will withhold votes for any nominee for director who is considered an independent director by the company and who has received compensation from the company other than for service as a director (e.g., investment banking, consulting, legal, or financial advisory fees).

Commentary:
Application of guidelines: Although the U.K.'s Combined Code on Corporate Governance ("Combined Code") has adopted the "comply and explain" approach to corporate governance, the funds' Trustees believe that the guidelines discussed above with respect to board independence standards are integral to the protection of investors in U.K. companies. As a result, these guidelines will be applied in a prescriptive manner.

Definition of independence: For the purposes of these guidelines, a non-executive director shall be considered independent if the director meets the independence standards in section A.3.1 of the Combined Code (i.e., no material business or employment relationships with the company, no remuneration from the company for non-board services, no close family ties with senior employees or directors of the company, etc.), except that the funds do not view service on the board for more than nine years as affecting a director's independence.

Smaller companies: A smaller company is one that is below the FTSE 350 throughout the year immediately prior to the reporting year.

Canada

In January 2004, Canadian securities regulators issued proposed policies that would impose new corporate governance requirements on Canadian public companies. The recommended practices contained in these new corporate governance requirements mirror corporate governance reforms that have been adopted by the NYSE and other U.S. national securities exchanges and stock markets. As a result, the funds will vote on matters relating to the board of directors of Canadian issuers in accordance with the guidelines applicable to U.S. issuers.

Commentary: Like the U.K.'s Combined Code, the proposed policies on corporate governance issued by Canadian securities regulators embody the "comply and explain" approach to corporate governance. Because the funds' Trustees believe that the board independence standards contained in the proxy voting guidelines are integral to the protection of investors in Canadian companies, these standards will be applied in a prescriptive manner.

Other Matters

-- The funds will vote for shareholder proposals calling for a majority of a company's directors to be independent of management.

-- The funds will vote for shareholder proposals seeking to increase the independence of board nominating, audit, and compensation committees.

-- The funds will vote for shareholder proposals that implement corporate governance standards similar to those established under U.S. federal law and the listing requirements of U.S. stock exchanges, and that do not otherwise violate the laws of the jurisdiction under which the company is incorporated.

-- The funds will vote on a case-by-case basis on proposals relating to
(1) the issuance of common stock in excess of 20% of the company's outstanding common stock where shareholders do not have preemptive rights, or (2) the issuance of common stock in excess of 100% of the company's outstanding common stock where shareholders have preemptive rights.

As adopted May 14, 2004


Proxy voting procedures of the Putnam funds

The proxy voting procedures below explain the role of the funds'
Trustees, the proxy voting service and the Proxy Coordinator, as well as how the process will work when a proxy question needs to be handled on a case by case basis, or when there may be a conflict of interest.

The role of the funds' Trustees

The Trustees of the Putnam funds exercise control of the voting of proxies through their Board Policy and Nominating Committee, which is composed entirely of independent Trustees. The Board Policy and Nominating Committee oversees the proxy voting process and participates, as needed, in the resolution of issues that need to be handled on a case-by-case basis. The Committee annually reviews and recommends, for Trustee approval, guidelines governing the funds' proxy votes, including how the funds vote on specific proposals and which matters are to be considered on a case-by-case basis. The Trustees are assisted in this process by their independent administrative staff ("Fund Administration"), independent legal counsel, and an independent proxy voting service. The Trustees also receive assistance from Putnam Investment Management, LLC ("Putnam Management"), the funds' investment advisor, on matters involving investment judgments. In all cases, the ultimate decision on voting proxies rests with the Trustees, acting as fiduciaries on behalf of the shareholders of the funds.

The role of the proxy voting service

The funds have engaged an independent proxy voting service to assist in the voting of proxies. The proxy voting service is responsible for coordinating with the funds' custodians to ensure that all proxy materials received by the custodians relating to the funds' portfolio securities are processed in a timely fashion. To the extent applicable, the proxy voting service votes all proxies in accordance with the proxy voting guidelines established by the Trustees. The proxy voting service will refer proxy questions to the Proxy Coordinator (described below) for instructions under circumstances where: (1) the application of the proxy voting guidelines is unclear; (2) a particular proxy question is not covered by the guidelines; or (3) the guidelines call for specific instructions on a case-by-case basis. The proxy voting service is also requested to call to the Proxy Coordinator's attention specific proxy questions that, while governed by a guideline, appear to involve unusual or controversial issues. The funds also utilize research services relating to proxy questions provided by the proxy voting service and by other firms.

The role of the Proxy Coordinator

Each year, a member of Fund Administration is appointed Proxy Coordinator to assist in the coordination and voting of the funds' proxies. The Proxy Coordinator will deal directly with the proxy voting service and, in the case of proxy questions referred by the proxy voting service, will solicit voting recommendations and instructions from Fund Administration, the Chair of the Board Policy and Nominating Committee, and Putnam Management's investment professionals, as appropriate. The Proxy Coordinator is responsible for ensuring that these questions and referrals are responded to in a timely fashion and for transmitting appropriate voting instructions to the proxy voting service.

Voting procedures for referral items

As discussed above, the proxy voting service will refer proxy questions to the Proxy Coordinator under certain circumstances. When the application of the proxy voting guidelines is unclear or a particular proxy question is not covered by the guidelines (and does not involve investment considerations), the Proxy Coordinator will assist in interpreting the guidelines and, as appropriate, consult with the Senior Vice President of Fund Administration, the Executive Vice President of Fund Administration, and the Chair of the Board Policy and Nominating Committee on how the funds' shares will be voted.

For proxy questions that require a case-by-case analysis pursuant to the guidelines or that are not covered by the guidelines but involve investment considerations, the Proxy Coordinator will refer such questions, through a written request, to Putnam Management's investment professionals for a voting recommendation. Such referrals will be made in cooperation with the person or persons designated by Putnam Management's Legal and Compliance Department to assist in processing such referral items. In connection with each such referral item, the Legal and Compliance Department will conduct a conflicts of interest review, as described below under "Conflicts of Interest," and provide a conflicts of interest report (the "Conflicts Report") to the Proxy Coordinator describing the results of such review. After receiving a referral item from the Proxy Coordinator, Putnam Management's investment professionals will provide a written recommendation to the Proxy Coordinator and the person or persons designated by the Legal and Compliance Department to assist in processing referral items. Such recommendation will set forth (1) how the proxies should be voted; (2) the basis and rationale for such recommendation; and (3) any contacts the investment professionals have had with respect to the referral item with non-investment personnel of Putnam Management or with outside parties (except for routine communications from proxy solicitors). The Proxy Coordinator will then review the investment professionals' recommendation and the Conflicts Report with the Senior Vice President and/or Executive Vice President in determining how to vote the funds' proxies. The Proxy Coordinator will maintain a record of all proxy questions that have been referred to Putnam Management's investment professionals, the voting recommendation, and the Conflicts Report.

In some situations, the Proxy Coordinator, the Senior Vice President, and/or the Executive Vice President may determine that a particular proxy question raises policy issues requiring consultation with the Chair of the Board Policy and Nominating Committee, who, in turn, may decide to bring the particular proxy question to the Committee or the full Board of Trustees for consideration.

Conflicts of interest

Occasions may arise where a person or organization involved in the proxy voting process may have a conflict of interest. A conflict of interest may exist, for example, if Putnam Management has a business relationship with (or is actively soliciting business from) either the company soliciting the proxy or a third party that has a material interest in the outcome of a proxy vote or that is actively lobbying for a particular outcome of a proxy vote. Any individual with knowledge of a personal conflict of interest (e.g., familial relationship with company management) relating to a particular referral item shall disclose that conflict to the Proxy Coordinator and the Legal and Compliance Department and otherwise remove himself or herself from the proxy voting process. The Legal and Compliance Department will review each item referred to Putnam Management's investment professionals to determine if a conflict of interest exists and will provide the Proxy Coordinator with a Conflicts Report for each referral item that (1) describes any conflict of interest; (2) discusses the procedures used to address such conflict of interest; and (3) discloses any contacts from parties outside Putnam Management (other than routine communications from proxy solicitors) with respect to the referral item not otherwise reported in an investment professional's recommendation. The Conflicts Report will also include written confirmation that any recommendation from an investment professional provided under circumstances where a conflict of interest exists was made solely on the investment merits and without regard to any other consideration.

As adopted March 14, 2003


PUTNAM PREMIER INCOME TRUST

FORM N-14
PART C

OTHER INFORMATION

Item 15.  Indemnification

Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on form N-14 (333-119287), filed with the SEC on November 10, 2004 ("Pre-Effective Amendment No. 1).

Item 16.  Exhibits

(1)(a) Agreement and Declaration of Trust dated January 14, 1988 -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-119287) filed with the SEC on September 27, 2004.
(1)(b) Amendment No. 1 to Agreement and Declaration of Trust -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-119287) filed with the SEC on September 27, 2004.
(1)(c) Amendment No. 2 to Agreement and Declaration of Trust -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-119287) filed with the SEC on September 27, 2004.
(2)(a) Bylaws, as amended through June 7, 1991 -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-119287) filed with the SEC on September 27, 2004.
(2)(b) Amendment to Bylaws dated March 9, 2001 -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-119287) filed with the SEC on September 27, 2004.
(3) Not applicable.
(4) Agreement and Plan of Reorganization -- Constitutes Exhibit A to Part
A hereof.
(5)(a) Portions of Agreement and Declaration of Trust, as amended, Relating to Shareholders' Rights -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-119287) filed with the SEC on September 27, 2004.
(5)(b)  Portions of Bylaws, as amended, Relating to Shareholders' Rights
-- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-119287) filed with the SEC on September 27, 2004.
(6) Management Contract dated as of July 11, 1991 -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-119287) filed with the SEC on September 27, 2004.
(7) Not applicable.
(8) Trustee Retirement Plan as adopted October 4, 1996 and amended July 21, 2000 -- Incorporated by reference to the Registrant's Pre-Effective Amendment No. 1.
(9) Custodian Agreement with Putnam Fiduciary Trust Company, as amended and restated June 1, 2001 -- Incorporated by reference to the Registrant's Registration Statement on Form N-14 (333-119287) filed with the SEC on September 27, 2004.
(10) Not applicable.
(11) Opinion of Ropes & Gray LLP, including consent -- Incorporated by reference to the Registrant's Pre-Effective Amendment No. 1.
(12) Opinion of Ropes & Gray LLP as to Tax Matters -- Filed herewith.
(13) Not applicable.
(14) Consent of KPMG LLP, Independent Registered Public Accounting Firm to Putnam Premier Income Trust and Putnam Master Income Trust -- Incorporated by reference to the Registrant's Pre-Effective Amendment No. 1.
(15) Not applicable.
(16) Power of Attorney -- Incorporated by reference to the Registrant's Pre-Effective Amendment No. 1.
(17) Not applicable.

Item 17.  Undertakings

(a) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(b) The undersigned Registrant agrees that every prospectus that is filed under paragraph (a) above will be filed as a part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


NOTICE

A copy of the Agreement and Declaration of Trust, as amended, of the Registrant is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this Registration Statement has been executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually, and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers, or shareholders of the Registrant individually, but are binding only upon the assets and property of the Registrant.


SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Boston and The Commonwealth of Massachusetts on the 10th day of March, 2005.


PUTNAM PREMIER INCOME TRUST
By: /s/ Charles E. Porter
    ---------------------
    Executive Vice President,
    Associate Treasurer and Principal Executive Officer

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature            Title

John A. Hill         Chairman of the Trustees

George Putnam, III   President; Trustee

Charles E. Porter    Executive Vice President, Associate Treasurer
                     and Principal Executive Officer

Steven D. Krichmar   Vice President; Principal Financial Officer


Michael T. Healy     Principal Accounting Officer; Assistant
                     Treasurer

Jameson A. Baxter    Trustee

Charles B. Curtis    Trustee

Myra R. Drucker      Trustee

Charles E.
Haldeman, Jr.        Trustee

Ronald J. Jackson    Trustee

Paul L. Joskow       Trustee

Robert E. Patterson  Trustee

W. Thomas Stephens   Trustee

Richard B. Worley    Trustee

                     By:  Charles E. Porter,
                     as Attorney-in-Fact
                     March 10, 2005


EXHIBIT INDEX

(11) Opinion of Ropes & Gray LLP as to Tax Matters -- Exhibit 1.